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DAT : 7/11/05


SAB
MILLER

Annual Report '05


MILLER
CENTER


MGD




PERONI
NASTRO AZZURRO

continued growth

The relentless pursuit of excellence is a hallmark of SABMiller. Our continuous focus on quality and performance has helped us to become one of the world's most successful beer businesses, with operations in over 40 countries across four continents. From China to El Salvador, from Russia to South Africa, we're passionate about our brands and how we produce them.

As we strive for quality, we're determined to conduct our activities in an exemplary manner. We believe in being a responsible employer to our 40,000-plus employees, in supporting the communities in which we operate and being mindful of our impact on the environment.

We're very proud of our record and the excellent returns we've been able to offer our shareholders. As we reap the rewards of steady, sustained investment over many years, we believe we're well placed to deliver superior long-term growth.

Highlights

	2005 US$m	2004 US$m	% change
Turnover	**14,543**	12,645	15
EBITA*	**2,409**	1,893	27
Profit before tax	**2,194**	1,391	58
Adjusted profit before tax*	**2,242**	1,705	31
Adjusted earnings*	**1,251**	925	35
Adjusted earnings per share*			
US cents	**103.2**	77.6	33
UK pence (up 22%)	**55.9**	45.8	
SA cents (up 17%)	**641.8**	547.6	
Adjusted diluted earnings per share* (US cents)	**99.8**	75.2	33
Basic earnings per share (US cents)	**94.1**	54.1	74
Dividends per share (US cents)	**38.0**	30.0	27
Net cash inflow from operating activities	**2,792**	2,292	22

* *EBITA and adjusted profit before tax comprise profit before interest and tax (US$2,361 million) and profit before tax (US$2,194 million) respectively before goodwill amortisation (US$366 million), and before exceptional items (net credit US$318 million – see note 5). The calculations of adjusted earnings and adjusted earnings per share measures are given in note 11. All references to EBITA refer to pre-exceptional EBITA.*

- **Total lager volumes increase 8% to 148 million hectolitres, organic growth of 4%**
- **Miller domestic volume returns to growth – turnaround on track**
- **Excellent volume and EBITA performance in South Africa**
- **Continued strong performances from both Europe and Africa & Asia**
- **Group EBITA margin 16.6%, up from 15.0%**
- **Strong cash flows reduce gearing to 26.4%**



Adjusted EPS US cents
120
100
80
60
40
20
01† 02 03 04 05
Turnover US$ (million)
15,000
12,500
10,000
7,500
5,000
2,500
01 02 03 04 05
EBITA US$ (million)
3,000
2,500
2,000
1,500
1,000
500
01 02 03 04 05

†Restated for deferred tax change in accounting policy.

EBITA contribution* (%)



- North America 20%
- Central America 4%
- Europe 19%
- Africa & Asia 15%
- Beer South Africa 29%
- Other Beverage Interests 10%
- Hotels and Gaming 3%

*Before central administration costs.



Peroni Nastro Azzurro, our international premium brand from Italy, was launched in North America and Romania and relaunched in the UK in 2005.





North America

Head Office: Miller Brewing Company, Milwaukee, USA

Miller Brewing Company (Miller) is the second largest brewer in the USA. The company's brands include Miller Lite, Miller Genuine Draft, Miller High Life, Milwaukee's Best, Pilsner Urquell, Peroni Nastro Azzurro and Foster's Lager.

Miller is two years into a turnaround plan that has resulted in major internal reorganisation, closer ties with distributors and a greater focus on marketing. So far, the impact of these changes has included sustained volume growth in the company's main brand, Miller Lite, and organic growth in overall market share for the company for the first time in six years.

Miller's plan is to continue to invest strongly behind its brands, its people and its processes with the objective of achieving sustained growth in the world's most profitable beer market.

Beer South Africa

Head Office: The South African Breweries Limited, Johannesburg, South Africa

The South African Breweries Ltd (SAB) was SABMiller's original brewing company. Founded in 1895, SAB operates seven breweries in South Africa and has a portfolio of nine beer brands and two fruit alcoholic beverages (FABs).

Beer now represents almost 60% of the total alcohol market in South Africa, up from about 38% in 1980. The largest category, the mainstream segment, includes Castle Lager, Castle Milk Stout, Hansa Pilsener and Carling Black Label. The fast growing worthmore segment features premium beers such as Miller Genuine Draft, Amstel Lager and Pilsner Urquell, while SAB's other beer brands, Castle Lite and Sterling Light Lager are positioned in the light beer segment.

The FAB segment is small as a percentage of the total liquor market (about 5%) but growing at about 13% per annum, and SAB's Redd's and Brutal Fruit brands currently enjoy about 48% market share of this segment.





Central America

Head Office: Bevco, San Salvador, El Salvador

Bevco has over 90% share of the beer market of El Salvador and Honduras. It also has, through an exclusive agreement with The Coca-Cola Company, almost 50% of the soft drinks markets in these countries. In addition, Bevco produces and markets purified water. Key brands include Pilsener, Bahia Golden Light, Regia, Miller Genuine Draft, Port Royal, Imperial and Salva Vida, as well as carbonated soft drinks brands such as Coca-Cola, Sprite and Tropical, and Cristal, the leading bottled water brand in El Salvador.

Bevco also owns and runs packaging interests and over 16,000 acres of sugar plantations and a sugar mill in Honduras.









Africa & Asia

Head office: SABMiller Africa and Asia (regional hub), Johannesburg, South Africa

SABMiller's Africa and Asia division includes Africa (excluding South Africa), China and India.

Altogether, this division has major brewing (including traditional African beer made from sorghum) or beverage interests in 28 countries. These include 18 African countries through its strategic alliance with the Castel group and two (Kenya and Zimbabwe) where it has minority shareholdings in brewing interests.

In China, operations are managed through China Resources Snow Breweries, SABMiller's joint venture with China Resources Enterprise and in India, following the recent transaction, the group now holds a 99% stake in the business.

Key African brands include Castle Lager, Castle Milk Stout, Hansa Pilsener, Kilimanjaro, Chairman's ESB, Club Pilsener, Nile Special, Eagle (clear sorghum beer), Mosi, Rhino, N'gola. Chibuku (sorghum beer), Golden Pilsener, St Louis, Club, 2M and Laurentina. Indian brands include Haywards beers, whilst in China, Snow has national prominence, supported by local brands such as Blue Sword.



SABMiller today

Europe



Head Office: SABMiller Europe (regional hub), Budapest, Hungary

SABMiller's European operations cover the Canary Islands, Czech Republic, Hungary, Italy, Poland, Romania, Russia and Slovakia.

In almost all of these countries the group is either the largest or second largest brewer by market share. The group's strategy is to seek increased productivity and balanced growth in its brand portfolios across all its market segments, making value adding strategic acquisitions, such as the Aurora brewery in Romania.

Key European brands include international premium priced brands such as Miller Genuine Draft, Pilsner Urquell and the recently re-launched Peroni Nastro Azzurro. Regional brands include quality beers such as Lech, Zolotaya Bochka, Dreher, Ursus, Timisoreana, Tyskie Gronie, Gambrinus, Peroni, Šariš, Dorada and Arany Ászok and Zubr.


LECH
LECH BROWARY

Other Beverage Interests (OBI)

Amalgamated Beverage Industries (ABI) is the soft drinks division of The South African Breweries Ltd (SAB), and is South Africa's largest producer of products for The Coca-Cola Company. Key brands include Coca-Cola, Coca-Cola Light, Vanilla Coke, TAB, Sprite, Sprite Zero, Fanta, Lemon Twist, Sparkling Grenadilla, Sparletta, Stoney, Schweppes, Just Juice, Milo, Bibo, Minute Maid, Bon Aqua, Valpré and Nestea.

SAB also retains a 32% interest in Coca-Cola Canners of Southern Africa (Pty) Ltd.

The remainder of the OBI portfolio consists of a 100% interest in Appletiser (Pty) Ltd and a retained 30% equity-accounted interest in Distell Group Ltd.



North America

EBITA (US$m)	**497**
Total number of breweries	8
Total brewing capacity (hls 000s)	61,776
Total volumes sold (hls 000s)	
– Lager	47,380
– Lager – contract brewing	10,583
– Carbonated soft drinks (CSDs)	75
Average number of employees	5,760

Central America

EBITA (US$m)	**91**
Total number of breweries	2
Total brewing capacity (hls 000s)	2,600
Total number of bottling plants	6
Total bottling capacity (hls 000s)	13,354
Total volumes sold (hls 000s)	
– Lager	1,828
– Carbonated soft drinks (CSDs)	5,622
– Other beverages (water and juices)	2,749
Average number of employees	6,873

Europe

EBITA (US$m)	**483**
Total number of breweries	18
Total brewing capacity (hls 000s)	38,945
Total volumes sold (hls 000s)	33,669
Average number of employees	11,424

Africa & Asia

EBITA (US$m)	**384**
Total number of lager breweries	61
Brewing capacity (hls 000s)	68,179
Total number of sorghum breweries	29
Sorghum brewing capacity (hls 000s)	9,382
Bottling plants	11
Bottling capacity (hls 000s)	13,034
Total volumes sold (hls 000s)	
– Lager	39,505
– Carbonated soft drinks (CSDs)	4,667
– Other beverages (water, wine and spirits, sorghum beer)	11,538
Average number of employees	6,995

Beer South Africa

EBITA (US$m)	**708**
Total number of breweries	7
Total brewing capacity (hls 000s)	30,715
Total volumes sold (hls 000s)	25,912
Average number of employees	5,773

Other Beverage Interests

EBITA (US$m)	**250**
Total number of bottling plants	10
Total bottling capacity (hls 000s)	17,471
Total volumes sold (hls 000s)	14,301
Average number of employees	3,843

Figures current at 6 June 2005 for operations and capacity. Volumes, EBITA and employees are for the year ended 31 March 2005.
Employee figures exclude associates.

Over the past 12 months we have concentrated steadily on building our operations and marketing skills while working to extract better performance from all our assets.

In a third year of remarkable growth, total beverage volumes increased by 8% to 187 million hectolitres. Lager sales – also up 8% – stood at 148 million hectolitres. Earnings before interest, taxation, amortisation of goodwill and exceptional items (EBITA) grew by 27% (18% in organic, constant currency terms) to US$2,409 million while our EBITA margin rose from 15.0% to 16.6%. So not only are we selling more, we're also making more money from our sales as margins improve.

So what have been some of the reasons for the year's successes?

driving performan

One is the global spread of our operations. We now have a continuum of businesses from emerging to mature; enabling us to benefit from both value and volume growth. In many cases, there's also an upward trend towards higher value brands as consumers enter the market at the bottom end and others progress towards the premium end.

A second reason is our strong market positions and the benefits that come from having market leadership in nearly every case.

Thirdly, we continue to benefit from our skills in turning around previously under-performing businesses. We've done it several times over in Europe and the team at Miller are now producing good results from their turnaround programme.

Finally, we've again reaped the rewards of our relentless focus on operating performance.

Three stages of growth

Last year I described our three-phase strategy for growing our earnings. To recap, we see gains to be made in the near-term from our strong, established operations in growth markets – South Africa, the rest of Africa, Europe and Central America. We then see, somewhat later, growth from the recent big acquisitions, Miller in the US and Peroni in Italy. Longer term, we look to the developing markets of China and India and the growing contribution of our international premium brands.

This year, each of our businesses contributed more or less in accordance with its place in the strategy. The exception is Miller where the turnaround programme has produced results ahead of their expectations. With two years gone, the benefits expected towards the end of the programme are already coming through.

"We now have a continuum of businesses from emerging to mature; enabling us to benefit from value and volume growth."

ce

"We've again reaped the rewards of our relentless focus on operating performance."

Although, for the coming year, we anticipate that Miller's growth rate will be more modest than the original plan.

Near-term growth

As the chairman has mentioned, our businesses in **South Africa** have benefited from the country's strong economic growth and the consequent robust consumer upturn that seems set to continue for some time. One result is the upward trend I referred to earlier as more South Africans find they can afford commercially-brewed lager for the first time while others trade up to mainstream brands or from mainstream to premium brands.

The business has capitalised on the trend in a number of ways: by introducing new premium brands such as Miller Genuine Draft and Pilsner Urquell at the top of the market; by adding new flavours to its range of fruit alcoholic drinks; and by offering higher-value brands in new packaging. As a result, our premium brands grew by 50% during the year.

With sales volumes up 8%, the soft drinks business, ABI, was one of the best performing Coca-Cola bottlers in the world last year. Following the buy-out of the minority ABI shareholders in December 2004, we've now combined our beer and soft drinks businesses in one division and are starting to look for joint efficiencies.

The rest of **Africa** produced another year of strong earnings growth. Our two largest operations, Tanzania and Botswana, have contributed the bulk of our profits in Africa for some time and both again did well – exceptionally so in the case of Tanzania. Among our smaller businesses, Mozambique excelled and Angola continued its strong growth in soft drinks.

Prospects in Africa are generally hopeful with increasing economic stability. As incomes rise, we're seeing the same trading up among beer drinkers that is evident in South Africa. The challenge is to make sure our products are readily available, particularly in rural areas. We're also working hard to improve productivity, recognising that there's some way to go to match the standards we've achieved in South Africa.

Europe produced another tremendous performance with particularly good results in Russia, Poland and Romania. In Europe generally, we're emerging from a period of acquisition, turnaround and consolidation. The priority now is to capitalise on the positions we've gained and to keep building our brands. We're looking to increase volumes ahead of the market and so gain market share.

One feature of these markets is that many mainstream consumers are trading either up or down to premium or economy brands. In response, we're rejuvenating our mainstream brands while also developing our higher-value brands, both local and international. It's also crucial to keep innovating and the year has seen a number of new products and formats.

Central America had a good year financially with profits up as costs were reduced, despite operating in an extremely competitive market. El Salvador has been particularly tough and the team there has re-engineered the business for what is bound to be a challenging year ahead.


Miller
GENUINE
DRAFT

SABMiller's international premium brands, which include Pilsner Urquell and Miller Genuine Draft, performed well during the year with continued worldwide growth.

Medium-term growth
In North America, we acquired **Miller** in 2002 and after an intense period of analysis and planning, the Miller executive team announced its three-year recovery programme in May 2003. Two years into the programme, we're pleased to report that Miller's US sales volumes have started to lift for the first time in six years. While the most eye-catching success has been the resurgence of Miller Lite, the trends in our other brands are beginning to improve.

As mentioned last year, the turnaround plan has four components – building brands and shaping the portfolio; getting sales and distribution right; cutting costs and raising productivity; and mobilising and invigorating the organisation and its people.

There's been good progress in each aspect. Miller has staked out strong positions for most of its important brands, some linked to the qualities of the product. It has split the US into distinct market areas and is working to local marketing plans with the enthusiastic support of its distributors. Among its cost-saving measures, it has rationalised the corporate centre and sharpened its approach to procurement. To help establish a performance culture, it has restructured the organisation with new performance management processes, clearer goals and better training and development of its people.

Miller is now the recognised challenger to the long-established market leader, Anheuser-Busch. It uses the phrase 'able challenger' to describe the required competence and capability in shaking up the market, challenging the status quo and presenting itself as a strong alternative. This positioning will be important as the US market becomes more competitive.

"The imperative is to keep building brands that consumers love and to market them superbly. It's also to make the whole greater than the sum of its parts, so generating ever-greater value from our worldwide portfolio."

Although Italy is not an easy market at present, we're starting to see some progress with **Peroni**. A new managing director was appointed in February 2005 to accelerate the pace of change as the turnaround programme moves from planning to implementation.

Long-term growth
Through our Chinese associate, CR Snow (previously CRB), we've been operating in **China** for 11 years. During that time, the business has grown both organically and by acquisition to become one of the largest beer businesses in the world's largest market. Volumes have continued to increase and after stagnating for many years, Chinese beer prices are starting to lift as outdated breweries are taken out of service and cost pressures in commodities such as glass and grain are passed on in price increases. As we build brand equities, we see



Miller's Marketing, Sales and Distribution Conference, Milwaukee 2005.

India also offers good long-term prospects. Following the transaction in May 2005, the business is now wholly-owned and is India's second largest brewer and expanding ahead of the industry with double-digit volume growth in the past year. Although beer consumption is low, the country's economic growth and the trend from spirits to beer promise well for the future. The main impediment is a complex regulatory system that limits economies of scale and may take some time to be liberalised.

The final element in our long-term growth strategy consists of our **international premium brands**. Among the year's successes, Miller Genuine Draft did well in South Africa and grew by 43% in Russia. The newly packaged Peroni Nastro Azzurro was launched in the USA, the UK and Romania, while Pilsner Urquell continued to grow worldwide and Castle increased its sales in Zambia and Tanzania.

Developments in the global marketplace
I argued last year that the global beer industry had largely completed its first phase of consolidation – the acquisition of local businesses by larger players – and was now entering a second phase consisting of mergers of relative equals. The Miller transaction was the first of this new wave and has now been followed by the Interbrew and Ambev deal and the merger between Coors and Molson. Global consolidation continues to gather pace.

In our view, we have the scale we need to execute our strategy without being constrained by our size. We therefore don't need another landscape-changing deal on the scale of Miller. Any acquisitions we do decide to make will be determined solely by their ability to add value.

The imperative from here on is to keep building brands that consumers love and to market them superbly. It's also to make each operation work better – that relentless focus on performance I mentioned earlier – while making the whole greater than the sum of its parts, so generating ever-greater value from our worldwide portfolio.

There is underlying momentum in most of our major markets, and we expect further steady organic volume growth for the group, supported by significant ongoing marketplace investments.

Following a number of years of exceptional rates of profit growth delivered by the group, earnings per share for the coming year are expected to continue to grow at a more moderate rate from this higher base.

Graham Mackay

North America

For the first time since 1998, Miller Brewing Company posted growth in retail sales and domestic shipments.

Financial summary	2005 US$m	2004 US$m	% change
Turnover	**4,892**	4,778	2
EBITA*	**497**	424	17
EBITA margin (%)*	**10.2**	8.9	
Sales volume (hls 000s)			
– Lager – excluding contract brewing	**47,380**	47,258	–
– contract brewing	**10,583**	10,593	–
– Carbonated soft drinks (CSDs)	**75**	70	8
Lager – domestic sales to retailers (STRs)	**44,380**	43,997	1

* Before exceptional credits of US$7 million being exceptional profit on the sale of Tumwater brewery of US$4 million, Tumwater brewery closure costs reversal of US$1 million and integration and restructuring cost reversal of US$2 million (2004: exceptional charges of US$14 million being integration and restructuring costs of US$13 million, Tumwater brewery closure costs reversal of US$4 million and asset impairment of US$5 million).

This growth was achieved in a challenging competitive and economic environment.

Substantial increases in fuel costs have had a marked impact on consumers' disposable income and spending patterns, whilst US beer industry sales were also impacted by more favourable sales trends for the competing wine and spirit categories. These two factors, coupled with variable weather conditions, make this performance all the more pleasing. Domestic market share grew to 18.5% on a financial year basis.

Domestic beer sales to wholesalers increased by 0.7% during the year whilst wholesaler inventories at year end were one day lower than the prior year. Wholesaler sales to retailers (STRs) increased by 0.9% over the prior year. In the second half, STRs were unchanged versus the prior year on a comparable selling day basis.

Miller Lite has achieved strong growth during the year despite challenging comparatives in the second half of the prior year, and was the fastest growing beer brand in US supermarkets for our financial year just ended, as determined by ACNielsen. The decline in Miller Genuine Draft has slowed somewhat compared with the previous year; however Miller remains dissatisfied with the brand's performance and further investment will be made behind this brand in the coming financial year.

Increased focus is being applied to the Miller High Life and Milwaukee's Best brand franchises by both the company and its distributors, and the decline in these brands has slowed. During the year, Olde English and Mickey's returned to volume growth.

In the worthmore segment, Pilsner Urquell has continued to grow whilst Peroni Nastro Azzurro was launched during the fourth quarter. The early signs for this brand are promising. Brutal Fruit was trial launched in three areas of the country late in the financial year whilst shipments of both SKYY Blue and SKYY Sport were discontinued during the year.

Internationally, volumes experienced varying performance across the territories, with its UK partner were renegotiated. Contract brewing volumes were in line with the prior year.

Total turnover for the year increased by 2.4%, and within this, US domestic turnover excluding contract brewing grew by 3.2%. The level of promotions increased in the fourth quarter as a result of the intensified competition in the market place, and this pricing activity is expected to continue into the coming financial year. Strong gains in both operating efficiency and overall waste reductions have been made in Miller's breweries. However, during the fourth quarter the first impacts of the significant increases in world commodity prices, particularly aluminium and energy costs, were felt.

Total marketing expenditure was higher than in the prior year, driven by increased spending in the second half. The mix of marketing expenditure continued to shift away from overhead and fixed costs towards consumer-facing media placements and local market activation programmes. Increased resources were also deployed in the sales and marketing departments, and in improving the talent level, training and development programmes as well as depth of cover in all functions of the company. Miller is in the early stages of implementing world-class manufacturing standards in some of its breweries. Progress against cost leadership goals has been in line with expectations and the resulting productivity gains have been reinvested in the core strategic focus areas of the business. These include an expanded sales organisation, with the recruitment of nearly 200 specialised sales force team members, funding of local market initiatives in all areas, the expansion of the on-premise taste challenge with millions of consumer intercepts being achieved, improved brand marketing capability and an increase in marketing expenditure on Miller's key brands.

EBITA for the year grew 17% to US$497 million despite the challenging competitive and economic environment. Following this strong


Miller
HIGH LIFE

double-digit EBITA margin by the end of its three-year turnaround programme was met earlier than expected, at 10.2% for the year.

Capital expenditure was ahead of the prior year and is expected to grow in the short and medium term as increased investments are made behind key focus areas.

The extremely competitive environment coupled with a difficult economic landscape and higher world commodity prices make the next financial year a difficult year to forecast. Industry fundamentals, primarily volume and pricing, are expected to be more challenging, and since February the pricing environment has become increasingly difficult. However, further growth in Miller Lite sales volumes, albeit at a slower rate, is expected to be achieved, together with an improvement in the balance of the portfolio. Miller intends to continue to invest strongly behind its brands, its people and its processes in order to ensure that it remains a strong and viable competitor over the long term.

Establishing a performance culture



The shaping of an intense performance culture at Miller has been a crucial element in reversing the downward trend in Miller Lite's sales in the short term, and in creating an environment for sustained growth at Miller in the longer term.

Denise Smith, senior vice president human resources, explains: "At Miller, we approach the shaping of a performance culture in two ways. Firstly, we use a performance management process to help translate strategic priorities into goals for all teams and individuals. Secondly, we ensure that the structures, processes, roles and skill profiles are in place to ensure that we are able to deliver our strategic priorities."

Creating a new environment in which people can grow has had important consequences. Employees are now much better placed to focus on business goals and far more aware of the contribution that they can make. Miller's emerging performance culture shows every sign of continuing to drive the company forward, helping it to succeed in a fiercely competitive marketplace.

Taking responsibility. Taking action.

Miller takes its corporate responsibilities seriously. One area is alcohol responsibility, and the company is constantly refreshing its long-term alcohol responsibility programmes – the *Let's Keep Talking* initiative is just one example.

Launched in October 2004 the programme leverages the fact that under-age drinking, a major issue in the United States, can be influenced by parents as well as by peers, a fact validated by recent studies.

Miller's approach includes working through its distributors to provide support and practical advice to parents and other concerned adults with regard to influencing responsible behaviour among 15 to 20 year olds.

The company has produced and distributed over 50,000 copies of a *Let's Keep Talking* brochure to date, in both English and Spanish. The programme has also been backed by radio spots in 23 states, television advertising and hundreds of print ads in English and Spanish publications in key markets to help to punch home the important message.

Milwaukee's Best Light

Country	USA
Beer type	American style light lager
Alcohol content by volume	4.5% ABV

Miller's leading low-calorie brand in the economy segment. It is considered an 'unwind' beer and is mostly purchased off-premise and consumed during at-home drinking occasions.











national brand local branding

Miller has fundamentally changed its approach to its business over the last 18 months. One of the key changes has been the introduction of local market management.

Although the US is the world's second largest beer market, it operates as a series of smaller, very different markets, which is why Miller's strategy of analysing detailed market information at a local level, and planning accordingly, has helped it to win sales and to increase volumes.

The strategy requires each local market to develop its own highly individual plan. The company identified 61 defined market areas (DMAs) each one with different and unique market attributes. Tailored business plans, focusing on marketing, sales and distribution, are developed for each DMA in light of opportunities identified, and resources are allocated accordingly. Such plans support and build upon national brand strategies and programmes.

DMA planning has helped to improve local insights and marketing, activation of national plans, and relationships with distributors. It has allowed Miller to tap into its people's entrepreneurial skills more readily, resulting in greater focus and commitment and increased sales of Miller's main brand, Miller Lite, for the first time in a decade.

customer focus with Latin style...

Bevco, SABMiller's Central American subsidiary, operates in an increasingly competitive beer market as well as in highly competitive carbonated soft drinks (CSD) and water sectors. After integrating the companies acquired into single operating entities in both countries, Bevco made a number of key operational changes to ensure that it could generate value on an ongoing basis, despite losing volume in the short term.

In order to meet consumer needs more effectively, Bevco introduced new processes, systems and technology. An important part of this strategy involved setting up a channel marketing and sales project in October 2004 to focus the business.

The company's sales and marketing functions are now managed like a series of small businesses, focused on addressing customer needs by matching brands to specific consumption occasions. For example, on-premise brand promotions are individually designed to meet the consumer needs of the particular outlet. These changes, which have helped to create a new structure and culture within the company, enable it to compete relentlessly in the market place, supported for the first time by quality information systems.



Central America

The results for the year display the progress made in many areas of the business notwithstanding tough trading conditions, particularly in El Salvador.

Financial summary	2005 US$m	2004 US$m	% change
Turnover	**521**	531	(2)
EBITA*	**91**	76	21
EBITA margin (%)*	**17.5**	14.2	
Sales volumes (hls 000s)			
– Lager	**1,828**	1,839	(1)
– Carbonated soft drinks (CSDs)	**5,622**	6,031	(7)
– Other beverages	**2,749**	2,643	4

* Before exceptional costs of US$Nil million (2004: reorganisation costs of US$6 million).

Disposable incomes in both countries continue to be negatively impacted by high fuel costs, and consequent increases in electricity and public transport costs. Economic growth in El Salvador has slowed significantly due to the effects of delayed expenditure caused by the uncertainty in the outcome of the presidential elections and postponement in the approval of the central budget. This situation has been exacerbated by the introduction in January 2005 of a number of fiscal reforms, including an increase in excess of 50% in the excise tax on beer, against modest increases for competing alcohol products. The excise regime has also changed, moving away from ad valorem to a unit of alcohol basis. This ostensibly allows for more transparency, but the rate imposed on beer penalises the category by comparison to spirits.

Further progress was made throughout the year in strengthening our brand portfolio and improving execution through customer focused channel marketing. Following our successful launch of a local premium beer, Bahia, in El Salvador in the previous financial year, the brand was launched in Honduras during the year and continues to grow share ahead of expectation. Both countries successfully grew share of worthmore brands enhancing beer margins. However, overall beer volumes were marginally lower across the business, with good growth in Honduras being offset by a decline in El Salvador, where domestic volumes in the last quarter fell following the excise tax increase, and export volumes were reduced in light of their inherent low profitability.

Aggregate CSD volumes fell by 7%, reflecting the price-based nature of competition in El Salvador. Whilst our CSD market share is relatively stable in Honduras, market share has been lost in El Salvador. However, through effective channel marketing and improved in-trade execution, we have been able to increase prices in certain segments in both markets to improve the profitability of the CSD business. Whilst we have introduced lower-priced offerings in selected market segments to compete on a price basis, we continue to support our sector leadership by focusing mainly on brand attributes rather than price. The growth in other beverage volumes reflects the increased sales of bottled water.

Turnover for the period declined by 2%, as improved pricing for both beer and CSDs partly offset the impact of the volume decline. Improved revenue management through brand segmentation and portfolio management has yielded benefits, and continues to deliver improved margins across the business. These improved margins, strong control of operating costs, and the lower cost base in the business following restructuring, has led to a higher EBITA (26% up in constant currency) and an improved EBITA margin. The full year benefits of previous reorganisations have also assisted this improvement.

Trading conditions are expected to remain tough, and this will lead to increased market investment. However, the business is now appropriately structured with a cost base that will allow us to compete aggressively. Accordingly, we are in a position to strongly defend the competitive entries into our beer markets, and have the ability to aggressively seek CSD market share, albeit that this may be at the expense of short-term margin.

Bahia breaks new ground in Central America

Bahia, which incorporates energy, vivid colours, dynamism and spontaneity in its marketing, is sold mainly in the on-premise sector of the market.

Since its launch, Bahia has broken new ground by taking 6% and 14% of total beer market share in El Salvador and Honduras respectively. It has also achieved an awareness of over 90% among adults over the legal drinking age.

Pilsener

Country	El Salvador
Beer type	Lager
Alcohol content by volume	4.6% ABV

As El Salvador's leading beer brand for almost 100 years, Pilsener is a national icon, holding a 50% market share.


Pilsener
Pilsener
CERVEZA




Aurora
Brasov

A stronger presence in Romania

SABMiller looks to develop its businesses through in-country acquisitions. A recent example of this was the purchase of the historic Aurora brewery in Brasov in June 2004 by SABMiller's Romanian subsidiary, Compania de Bere Romania (CBR).

This strategic acquisition benefits CBR in four ways: increased capacity, improved distribution, especially in central Romania, ability to produce beer in plastic bottles and Ciucas, Aurora's main brand, which is now being rolled out nationally, consolidating the important lower mainstream and economy brands in the company's brand portfolio.

Aurora's full integration into CBR was completed in December 2004, reinforcing the company's position as a very strong number two player in the country. In 2004 it produced 661,000 hectolitres of beer which have now been integrated as part of CBR's platform for growth.

Europe

Total lager beer volumes rose 9% (5% on an organic basis), adversely influenced in the first half by much poorer summer weather than in the previous year.

Financial summary	2005 US$m	2004 US$m	% change
Turnover	**2,909**	2,420	20
EBITA*	**483**	383	26
EBITA margin (%)*	**16.6**	15.8	
Sales volume (hls 000s)			
– Lager	**33,669**	30,925	9
– Lager organic	**32,420**	30,925	5
– Other beverages	**–**	97	–

* Before exceptional items of US$51 million being Naples brewery closure costs of US$35 million and restructuring costs in the Canary Islands of US$16 million (2004: water plant closure costs in the Canary Islands of US$6 million).

Strong volume growth in Poland, Russia and Romania more than offset declines elsewhere. Supporting this good growth was increased marketing investment, up 9% in real terms over the prior year, and expansion of focused on-premise merchandising. The business again produced excellent profit growth, with EBITA up 26% (15% in organic constant currency terms). EBITA margin growth of 80 basis points was derived from improved sales mix, as worthmore segment volumes rose 11% organically, and increased productivity.

The Polish beer market grew by some 2%, led by growth in the lower mainstream segment. Kompania Piwowarska's organic volume growth of 12%, driven by increased on-trade investment and key account channel focus (including enhanced cold display), secured market leadership, with share at 37%. Tyskie remains Poland's leading beer brand, and Zubr is now the second largest brand following its re-launch in July 2003, with market share of 8% at the end of the year. Re-launched premium brand Lech, complemented by Redds, improved mix in the fourth quarter, halting the negative mix trend witnessed for much of the year. New product innovation has been particularly successful in Poland, and products launched since 2000 now contribute over 30% of total revenue. Real pricing declines continued for the industry, but our manufacturing and distribution productivity yielded cost savings, and sales per employee reached 4,000 hectolitres.

In the Czech Republic, domestic industry volumes declined by 2.5% for the year, with the first half's 5% decline reflecting 22% fewer summer sunshine hours compared to the prior year. Plzeňský Prazdroj's volumes were down 2.1% for the year, resulting in a small market share gain as our on-premise investment and key account management initiatives continued to succeed in the market. Pilsner Urquell volumes rose slightly both domestically and globally, driving positive sales mix benefits. Pricing grew ahead of inflation, whilst package and channel mix were stable. These factors, together with cost savings from centralised regional procurement, helped our Czech operations to once again deliver improved earnings.

In Russia, Transmark's volume increase for the year outpaced both overall single-digit industry growth and also premium segment growth, although our rate of growth slowed in the second half as we cycled high prior year comparables. Our successful focus on building complementary Russian and international brand equities within a leading premium portfolio has been amplified by strong merchandising execution by our specialist distributors and retailers. Miller Genuine Draft (MGD) volumes grew by 43%, generating positive brand mix benefits. Our distributors' network now covers most major Russian cities, with particular strength in the Moscow region where we have a revenue share of approximately 15%. Pricing growth continued in line with food and beverage inflation. Whilst marketing expenditure rose significantly, substantial cost benefits have been obtained through local malt and bottle procurement. Recently restrictions have been imposed on media use by brewers and on beer consumption, although it is too early to quantify what impact these may have on the industry.

In Romania, our organic volume growth of 18% (industry up 6%) and our acquisition of SC Aurora SA in June 2004 has increased our market share to 22%. Ursus, the country's leading brand franchise, has been repositioned, attracting more consumers to Ursus Premium (from Ursus Pils), a local premium beer with equity rivalling the international brands in the country. Ursus franchise volumes grew by 35% and generated positive mix impact, whilst Timisoreana Lux grew 82% in the mainstream segment with rapidly growing geographic distribution. At year end, we launched two new brands: Peroni Nastro Azzurro in the international premium segment and Ciucas, a lower-mainstream PET brand designed to complement our existing portfolio, leveraging our strong distribution network in this market segment. Profitability has increased significantly, and our production capacity is being expanded to accommodate our continuing growth.

In Italy, the domestic beer market declined by an estimated 6% in a weak consumer environment and following the prior year's exceptionally good summer. Birra Peroni's organic volumes declined 8%, reflecting an unchanged organic share performance and the termination of a licensed international brand. The Peroni brand retained its market leading share of 12% and Nastro Azzurro held its 4% share. A comprehensive turnaround programme is now underway, encompassing stronger brand marketing, development of an effective sales function and direct point of sale merchandising control, restructuring of distribution arrangements, aggressive cost containment and deliberate performance management. Facilities restructuring programmes are on track following the closure of the Naples plant, whilst manufacturing upgrades are ongoing at other facilities, including those enabling production of MGD for the pan-European market at the Padua brewery. Margins have reduced mainly as a result of negative sales mix associated with consumption shifts towards the off-premise channel and towards lower-priced market segments. The closure of the Naples plant and associated restructuring initiatives led to an exceptional charge of US$35 million during the year. In February, we increased our shareholding in Birra Peroni to 99.8% at a cost of US$205 million. In March, beer excise was increased by 24%, the impact of which will be felt by the industry in the forthcoming year.

The Peroni Nastro Azzurro brand was recently re-launched in the UK, with a brand marketing budget of £5 million. Initial consumer reception is encouraging and the new brand has achieved high early awareness among target consumers.

The Hungarian domestic industry declined some 10% following the ongoing importation of cheap German cans. Dreher's volume declined in line with this, and profits have decreased as a consequence.

The Slovakian industry continued to decline, but at the reduced rate of 7% and our volumes contracted by 3%. In the Canaries, our volumes were level, in line with the industry. Significant restructuring has been announced in the Canaries, including a 20% workforce reduction, which will generate significant cost savings from 2007. An exceptional charge of US$16 million has been taken.

Gambrinus

Country	Czech Republic
Beer type	Lager
Alcohol content by volume	4.1% ABV

Gambrinus is Plzeňský Prazdroj's core brand, accounting for one in four beers sold in the Czech Republic. The brand appeals most to consumers of legal drinking age up to the age of 30.



MGD's highly efficient home in Italy

Following the acquisition of Birra Peroni by SABMiller in 2003, the modern Padua brewery was identified as a good location for the production of the company's international brand, Miller Genuine Draft (MGD). This was not just for Italy but for markets in Europe and Africa too. Today, the brewery is producing MGD for 31 countries in Europe and Africa.

Roberto Cavalli, Peroni's director of production, describes why Padua was selected. "Three key factors make Padua ideal for MGD production. Firstly it had already benefited enormously from investment in the plant and in the skills of the employees, and secondly, the location is near urban areas in northern Italy, where MGD is in greatest demand. Finally, the brewery's efficiency allows it to meet the requirements of different markets. In fact, in 2004 Padua was ranked second in efficiency of the ten MGD licensed producers and it is forecast to produce volumes in excess of 150,000 hectolitres during 2005."


Miller
UINE DRAFT


LECH BROWARY

a new lease of life

Kompania Piwowarska SA (KP), SABMiller's Polish subsidiary, has seen its volume double since 2000 thanks, in part, to KP's sensitivity to changing consumer needs. A good example of the company's ability to react to market trends involved Lech, one of its leading mainstream beer brands. The brand had started to lose market share, and it was time for the company to recognise that consumers were moving on.

A new brand strategy repositioned Lech to appeal to young urban consumers over the legal drinking age who live an active, dynamic life. New bottles and a more contemporary label design gave the brand a fresher and more modern style – in line with the new positioning.

Lech's marketing manager, Wojciech Klosowski, explains: "We target occasions that are relevant to our consumers and have built on Lech's on-going support for national sports teams such as Poland's national football and Olympic teams. Occasions such as music events are also supported."

When Lech was relaunched in June 2004 its market share was 5%. It now has 7% and still has room to grow. This success, together with the performance of KP's other leading brands, is keeping the company at the forefront of Poland's beer market.



building local business skills in Tanzania

Tanzania Breweries Limited (TBL) relies on independent distributors to sell major local brands such as Safari and Kilimanjaro lager. Because of this situation, the company introduced a training programme to improve its distributors' business skills. The programme has two aims – to improve distribution effectiveness and to help the distributors to improve their profitability.

Called Faida Kwa Wote (Profit For All), the programme was developed by the TBL's marketing department. It delivers access to practical business skills, customer service advice and stock management guidance.

Faida Kwa Wote has helped distributors to grow their businesses successfully and fostered a much closer, and mutually beneficial, relationship with TBL. Since the programme began, 18 months ago, distributor volumes across the country have increased, TBL's brands are now distributed more efficiently, particularly in rural areas, and overall customer satisfaction has increased.



Africa & Asia

Our African businesses delivered another year of strong earnings growth, while our Chinese associate, CR Snow, further consolidated its leading position in China.

Financial summary	2005 US$m	2004 US$m	% change
Turnover	**1,937**	1,555	25
EBITA*	**384**	306	25
EBITA margin (%)*	**19.8**	19.7	
Sales volumes (hls 000s)**			
– Lager	**39,505**	32,521	21
– Lager organic^	**35,685**	32,392	10
– Carbonated soft drinks (CSDs)	**4,667**	3,879	20
– Other beverages	**11,538**	10,137	14

* Before exceptional items being profit on the disposal of the group's interest in Harbin Brewery Group Limited (Harbin) of US$103 million (2004: share of associate's profit on disposal of a CSD business and brands in Morocco of US$6 million and share of associate's profit on disposal of a brand in Angola of US$1 million).

** Castel volumes of 12,771 hls 000s (2004: 12,049 hls 000s) lager, 8,260 hls 000s (2004: 9,221 hls 000s) CSDs, and 2,985 hls 000s (2004: 3,326 hls 000s) other beverages are not included.

^ During 2004, the management responsibility for sales to Angola was transferred from Beer South Africa to the Africa division. On a pro forma comparable basis, the organic growth in lager volume in Africa and Asia would have been 9% compared to the prior year.

Africa

Our African businesses continued the solid momentum described at the half-year with full-year growth in reported lager volumes of 9%. Volume gains combined with improved productivity and selective price increases led to strong EBITA growth for the year under review. EBITA margin also increased aided by favourable country mix, with good growth in our higher margin territories.

Within the portfolio, Tanzania enjoyed an exceptional year with lager volume growth of 9%, driven by improved market penetration within the context of an improving economy and favourable agricultural conditions. Mozambique also excelled with volume growth of 13% reflecting greater product availability in rural areas and improving economic fundamentals. Angola continued its strong growth in CSDs with volumes improving 15% year-on-year as increased capacity and additional packs were introduced during the year. Botswana recovered from a slow start to the year following the 8% devaluation of the local pula, to post 1.3% total volume growth, within which the CSD portfolio performed best.

Castle brand volumes grew 15% across Africa, with strong performances in Tanzania and Zambia where the brand attracts a price premium. Castle Milk Stout grew in Ghana, also at a premium price position, and the brand was introduced in Cameroon by our strategic alliance partner, Castel, with encouraging initial results. Miller Genuine Draft was launched in selected African countries in the last quarter of the year.

Lager volumes in Castel grew 6% year-on-year, with solid performances in Angola, Democratic Republic of Congo and Algeria. Castel's CSD volumes reflect a non-organic drop following the sale of their Moroccan and Angolan CSD interests in the latter part of the prior year. EBITA has shown strong growth over the prior year, reflecting improved productivity and a favourable product mix.

Chibuku

Country	Various – mainly Botswana, Malawi, Swaziland, Tanzania, Zambia, Zimbabwe
Beer type	Sorghum beer
Alcohol content by volume	Less than 4%

Chibuku is a traditional unpasteurised African sorghum beer and, because it is 'live', it has a short shelf-life of only a few days. In 2005, the group sold over 6.2 million hectolitres in Africa.


SHAKE
BOJALWA JWA RONA
Chibuku
SHAKE SHAKE




BRAND: RCPL
BATCH NO: 1223
DATE: 05-05-05
NO. OF DOZS:
2x58 } 171
+55





developing India's most advanced brewery

Charminar brewery is owned by SABMiller's business in India. It is located in the state of Andhra Pradesh, which accounts for 21% of India's annual beer sales.

Until 2003, Charminar was restricted to a licensed capacity of 325,000 hectolitres a year. Its 18-month massive expansion programme, which increased this to a potential maximum capacity of 950,000 hectolitres a year, was completed on schedule in May 2005, without disruption to the brewery's operations. The expanded brewery has not only resulted in improved economies of scale, which have delivered increased profitability for the company, but its development has also brought welcome additional jobs to an economically poor area.

Today, Charminar is India's biggest and most advanced brewery, as well as its lowest cost producer, able to deliver 34% of all our Indian operation's volumes.


SNOW
Special Brewed
净含量: 500ml

Asia

Our Chinese associate, CR Snow, expanded further during the year, with seven breweries acquired giving access to new markets in the Yangtze River delta as well as bolstering our position in Anhui. Lager volume growth for the year was 25%, within which underlying organic growth of 10% was achieved. Our national brand, Snow, grew by 27% and comprised 33% of total volumes. Overall, our national market share grew by over one full percentage point to 11.5%.

Double-digit organic EBITA growth was delivered in China driven by our volume performance as well as modest net pricing and mix improvement which offset higher raw material and energy costs. Continuing moderate price inflation trends are encouraging. Additionally, while we are increasing investment in focused brand marketing and distribution initiatives, we are beginning to reap brand portfolio and operational synergies from our recent acquisitions. Reported EBITA was, however, also influenced by the negative impact of the new acquisitions, particularly in the case of the breweries in southern Jiangsu province, which were acquired in October 2004, ahead of the lower-volume winter months.

Our investment in India recorded double-digit sales volume growth, ahead of the industry. The business continued to rehabilitate individual brewing units and added one million hectolitres of new capacity while closing down two smaller breweries during the year. The business is focusing on industry reforms, and is making significant investments in upgrading returnable containers.

Haywards 5000

Country	India
Beer type	Lager with smooth taste
Alcohol content	7.5% ABV

With annual sales of 1.2 million hectolitres, Haywards 5000 is the largest selling brand in India's strong beer segment, which accounts for 65% of the total beer market. Recently relaunched, Haywards 5000 is now growing at over 15% per annum.


HAYWARDS
5000

A national brand for the world's largest market

Creating a locally brewed, national brand in China, is one of many challenges facing brewers in the world's largest beer market. CR Snow, SABMiller's Chinese associate, and one of the country's largest brewers, is addressing this through its Snow brand, rolling it out as the company expands into new regions.

Recent strategic acquisitions such as Qianjiang in North Zhejiang, Longjin in Anhui, the modern Lion Nathan breweries in Jiangsu, and the new brewery being built on a greenfield site in Guangdong, are giving the company access to China's strategically important urbanised areas on the southern and eastern seaboards for the first time.

The Snow brand is well on the way to becoming a truly national Chinese beer brand.



brands that appeal to more customers...

The worthmore segment in South Africa is now in excess of 10% of the country's total beer market. Increasing market share in this highly competitive, fast growing and valuable segment is important, and The South African Breweries Ltd (SAB) is capitalising on the opportunity through its differentiated premium portfolio catering for different consumer needs.

Miller Genuine Draft is positioned and marketed as 'an authentic international beer with a smooth, cold-filtered, crisp, clean taste' to appeal to young, urban consumers over the legal drinking age, whilst Pilsner Urquell is positioned as a brand for beer connoisseurs. Amstel Lager serves to deliver consumer desirability through status and superior quality and Castle Lite appeals to a wider audience looking for a lighter, healthier drinking option. The positioning and momentum behind these brands has resulted in the phenomenal growth of SAB's premium portfolio in excess of 50% compared to competitors' premium products, which grew by 13.5%.

In addition, significant effort has been invested behind 'on the ground brand activation' with new and different applications of the marketing mix and some unique thinking about route to market. These changes have also assisted growth in the fruit alcoholic beverage (FAB) sector where SAB has more than doubled its market share to 48% of this equally competitive and premium sub-portfolio over the past three years.



South Africa

Following the acquisition in December 2004 of all of the shares in ABI which the group did not own, a programme of work has begun to establish and leverage the benefits from the combination of our beverage businesses in South Africa. Future financial announcements will include segmental results and commentaries for South Africa Beverages.

For the year under review, economic conditions remained positive for our South African operations. Lower inflation and interest rates, taken together with lower taxation and benefits from improved social grants, led to an increase in disposable income.



Beer South Africa

Financial summary	2005 US$m	2004 US$m	% change
Turnover	**2,522**	1,964	28
EBITA	**708**	522	36
EBITA margin (%)	**28.1**	26.6	
Sales volumes (hls 000s)			
– Lager	**25,912**	25,261	3

Reported lager volumes achieved strong growth, ending the year 3% above last year. As noted at the half year, during 2004 the management responsibility for exports to Angola was transferred to the Africa division, and on a pro forma comparable basis the increase in volume was 4%. A programme of renovation of our mainstream brands including packaging changes and focused consumer communication contributed to this volume growth. This has been achieved through innovation, maximising opportunities presented by the marketing mix, price management in trade and improved availability following a 19% increase in customers receiving a delivery service.

The general consumer shift to more premium offerings continues to gain momentum, with growth of 50% achieved in the premium segment by Beer South Africa. Developments in packaging, promotions and merchandising combined with a highly differentiated route to market and focused consumer engagement helped to maximise this growth. The deliberate drive behind our international brands, MGD and Pilsner Urquell, within the South African premium portfolio has delivered results and contributed to this growth. In addition, Beer South Africa now holds a market leadership position in the fruit alcoholic drinks category following 36% growth during the year under review.

Turnover increased by 13% in local currency, reflecting higher volumes, price increases and significant growth in premium brands. This translates to a 10% increase in domestic turnover per hectolitre over last year.

Good control of operational costs and improved efficiencies assisted by the strong performance of the rand which resulted in reductions in raw material costs, helped boost the EBITA margin to 28.1% up from 26.6% a year ago. EBITA was significantly up at US$708 million, an improvement of 36% on last year, and a constant currency increase of 20%.

Strong sales growth and changes to both pack and brand mix have resulted in the need to increase both packaging and brewing capacity as well as flexibility capability. Plans are well advanced to bring the first tranche of capacity on line before the 2005 summer peak. While capacity upgrades are restricted to certain breweries, a general enhancement of our packaging capability is planned for all breweries.

Good progress has been made by the liquor industry on the formulation of a Black Economic Empowerment (BEE) Charter for the industry. Internal targets to finalise the Charter by later in the year are, however, being hampered by Government's delay in publishing the full BEE codes of good practice.

Progress in licensing the previously unlicensed shebeen trade has continued to be below expectations, given delays in provincial licensing legislation. In the Eastern Cape, however, increased temporary licensing has resulted in a doubling of licensed customers during the year. We have continued to engage with the relevant licensing authorities and assist shebeeners to increase the pace of licensing across the country and are investing in training to enhance the business skills of taverners.

Inspired by a Nation

A question of identity

SAB has been one of the best known brands in South Africa for many years. But the brand, which was developed in the early 1980s, needed refreshing to reflect the company's roots, the needs of South Africa today and SAB's role as a key contributor to South Africa, both economically and socially.

The challenge was to retain the company's strong sense of identity and South African pedigree, while simultaneously reinforcing the caring and integrity values that resonate within modern South Africa.

The answer was a new brand campaign coupled with a new identity and a carefully managed communications programme to remind everyone that SAB was quintessentially South African and that it would remain South African in a changing world.

Launched in July 2004, this programme was initiated with a two-minute 'epic' television advertisement featuring more than 800 staff members and subsequently incorporated print, television and radio advertising and the new corporate identity.

Carling Black Label

Country	South Africa
Beer type	Lager
Alcohol content by volume	5.5% ABV

South Africa's best selling brand. Carling Black Label's key market is blue collar males over the age of 25. With its market share at record levels, the main focus is to continue to strengthen the brand through a packaging upgrade in 2005 and new TV advertising coupled with additional marketing support.


Black Label

Other Beverage Interests

Financial summary	2005 US$m	2004 US$m	% change
Turnover	**1,473**	1,171	26
– ABI	**1,151**	912	26
EBITA*	**250**	186	34
– ABI	**213**	158	35
EBITA margin (%)*	**17.0**	15.9	
– ABI	**18.5**	17.3	
Sales volumes (hls 000s)			
– Soft drinks	**14,301**	13,227	8
– ABI	**14,066**	12,999	8

* Before exceptional items of US$Nil million (2004: profit on disposal of trademarks of US$13 million).

Amalgamated Beverage Industries (ABI)
ABI has benefited from the favourable economic conditions referred to earlier, and a growing black middle class has increased national household spending, supporting increasing demand for ABI's products. Volume was buoyant, and the 8% growth was driven by effective national account promotional spend, the effects of the two-tiered pricing strategy, and moderate price increases. The final quarter showed strong growth, aided by the timing of Easter in March. The benefits of the two Easters during the year aided growth in volume by approximately 0.5%. This excellent performance resulted in share gains in the CSD category, especially in the national accounts following repositioning of some brands and more effective promotional spending. Continued flavour and pack innovation further drove sales, as did focus on driving winter consumption. CSD volumes were up 8% for the year and overall, CSDs contributed 94.6% of total ABI volume. CSD volume increases were driven by the growth in non-returnable bottles, in particular the 2 litre pack.

Turnover increased 26% (11% in constant currency) on the back of volume growth and selective price increases. EBITA increased by 35% for the year (19% in constant currency), driven by higher turnover, productivity improvements and procurement cost reductions, and delivered an improved EBITA margin of 18.5%.

Appletiser bottle, now '100% Pure Pleasure'...

Appletiser has long been established in international markets. This sparkling South African fruit juice enjoys an endorsed 'healthy indulgence' consumer appeal, with an instantly recognisable identity: '100% Pure Pleasure'.

In response to global research findings and keen to stay ahead of international trends, the company decided to adopt a new 'iconic' bottle which is elegant, leading edge and enables the brand to compete effectively.

Along with the newly designed bottle, a new logo, slogan and advertising campaign were created to strengthen the '100% Pure Pleasure' positioning.

These innovations allowed Appletiser to achieve an all time sales record in 2004 for South Africa and to break into key markets in North America, Europe, Asia, the Pacific rim and Africa.


Appletiser

Appletiser
Sales in South Africa recorded strong growth, with new packaging receiving an enthusiastic response, and progress was made in several international markets. Good EBITA growth reflected the benefits of higher volumes and operational efficiencies, partially offset by increased marketing expenditures.

Distell
Distell's domestic sales volumes increased, with further gains in the spirits category contributing to an improved sales mix. International volumes also grew, focused on a core portfolio of brands in selected markets. Customer service levels and operational efficiency has improved across the business, and work with key suppliers has yielded benefits. The improved sales mix, disciplined cost management and the containment of overhead costs have all contributed to improved earnings.

Hotels and Gaming

Financial summary	2005 US$m	2004 US$m	% change
Turnover	**289**	226	28
EBITA*	**81**	53	51
EBITA margin (%)*	**28.0**	23.7	
Revpar – US$**	**51.45**	42.71	20

* Before exceptional credit of US$7 million being share of associate's profit on the disposal of fixed assets of US$11 million and share of associate's restructuring costs of US$4 million (2004: US$Nil million).
** Revenue per available room.

Since 31 March 2003, SABMiller has been a 49% shareholder in the Tsogo Sun group following a restructuring of our interests in that group. The business reported strong trading results and our share of EBITA for the period was US$81 million, an increase of 51% over the prior year (33% on an organic, constant currency basis).

The gaming market has continued to grow strongly, up 14% in the key Gauteng Province, reflecting buoyant consumer spending. In addition, the Suncoast casino in KwaZulu Natal has performed well. Hotel occupancies were marginally above the prior year and the growth in Revpar in local currency of 6% reflects the growth in occupancy and price increases in line with inflation. US dollar Revpar reflects the impact of the stronger rand. Overall, the Tsogo Sun group is well placed to take advantage of continuing positive economic conditions.

creating value

"Another year of strong underlying EBITA growth"

Group operating performance

The year's results demonstrate the fundamental operating strength of the group. Total group beverage volumes grew by 8% to 187.2 million hectolitres (hls), above last year's reported 173.9 million hls which represents 5% growth on an organic basis. Within this total, lager volumes at 148.3 million hls grew by 8% on a reported basis (5% growth on an organic basis), reflecting volume growth and share gains in our most important markets. In North America, for the first time in many years Miller recorded growth in both retail sales and domestic shipments, whilst our Europe business recorded organic volume growth of 5%, and Beer South Africa increased volumes by 4% on a pro forma basis. ABI recorded an 8% increase in sales volumes of carbonated soft drinks (CSDs).





Turnover, including share of associates, increased by 8% on an organic, constant currency basis. Currency added a further 6% to turnover growth, a more moderate increase than in prior years, whilst acquisitions, including Peroni, added another 1% to turnover, giving a reported turnover of US$14,543 million, 15% ahead of last year. Growth was recorded across all of our businesses, as a result of the volume growth mentioned above and also price increases and mix benefits.

Pre-exceptional earnings before interest, taxation, and amortisation of goodwill (EBITA) grew 18% on an organic, constant currency basis and it is remarkable that 2005 was the third successive year in which double-digit increases were achieved in all of our businesses, reflecting turnover growth and improved productivity across the group. The reported US$2,409 million was 27% ahead of prior year, inclusive of the positive effects of exchange rate movements. EBITA comprises profit before interest and tax (US$ 2,361 million) before goodwill amortisation (US$366 million) and before exceptional items (net credit US$318 million).

Performance information on our operating results is set out in the segmental analysis of operations, and the disclosures accord with the manner in which the group is managed. SABMiller believes that the reported profit measures – before exceptional items and amortisation of goodwill – provide additional and more meaningful information on trends to shareholders and allow for greater comparability between segments. In addition, given the impact of currency fluctuations, we have included constant currency measures.

A key strength of the group is our ability to drive continued margin enhancement, and it is pleasing to record that the group's EBITA margin as reported increased once again, from 15.0% to 16.6%. Miller achieved strong margin growth of 130bps to 10.2%, evidencing progress in the turnaround programme with strong price and mix gains combined with further progress on cost efficiencies. Notwithstanding volume pressures, Central America benefited from some pricing gains and growth in premium beer brands, and the further restructuring of the cost base, with margin up 330bps to 17.5%. The Europe margin showed 80 bps improvement to 16.6%, whilst in Africa and Asia further gains were achieved, with margin up 10bps to 19.8%. Beer South Africa once again delivered an



relating primarily to severance, partially offset by a net profit of US$3 million resulting from a number of smaller items.

The group recorded exceptional profits of US$366 million after operating profit, comprising a profit of US$103 million net of costs on the sale of its investment in Harbin, a profit of US$252 million on the sale of its interest in Edgar's Consolidated Stores Ltd (Edcon), and its share of the profit on disposal of two hotels and land of US$11 million within Tsogo Sun. This compares to prior year exceptional costs of US$26 million within operating profit related to restructurings, and exceptional profits of US$67 million recorded after operating profit, which comprised a surplus on the pension fund of a disposed operation of US$47 million and profit on the disposal of various assets of US$20 million.

Net interest costs fell to US$167 million, an 11% reduction on the prior year's US$188 million. This decrease reflects lower levels of net debt throughout the year, driven by strong cash flow and the conversion of the 4.25% US$600 million convertible bond. Interest cover, based on pre-exceptional profit before interest and tax, has improved to 12.2 times from a multiple of 8.2.

The group's profit before tax increased 58% to US$2,194 million, reflecting the constituent changes referred to above.

impressive performance with an improvement in margins of 150bps to 28.1% achieved through pricing, mix and continued focus on driving efficiencies. ABI's focus on productivity enhancement contributed to a 120bps improvement to 18.5%. The strong rand also helped reduce raw material costs in the South African businesses.

The group recorded net exceptional costs within operating profit of US$48 million, comprising brewery closure costs of US$35 million in Italy and restructuring costs of US$16 million in the Canary Islands,

The effective tax rate, before goodwill amortisation and exceptional items, and before a charge for South African secondary tax on companies (STC) on non-recurring dividends following a restructuring of the group's holdings in South Africa, was 34.8%, which is broadly in line with prior year. Including the one-off STC charge following the restructuring, the effective tax rate was 36.5%.

EBITA margin by segment %


30
25
20
15
10
5
2004
2005
North America
Central America
Europe
Africa & Asia
Beer South Africa
OBI
Hotels and Gaming
Group

EBITA components of performance US$ (million)


2,500
2,200
1,900
1,600
1,300
1893
+18%
+9%
+27%
0%
2,409
2004
Underlying
Currency
Organic
Acquisitions/ Disposals (Net)
2005

EBITA contribution by segment*


North America 20%
Central America 4%
Europe 19%
Africa & Asia 15%
Beer South Africa 29%
Other Beverage Interests 10%
Hotels and Gaming 3%

*Before central administration costs.

Adjusted diluted earnings per share and dividends per share trend US (cents)


120
100
80
60
40
20
Adjusted diluted earnings per share
Dividends per share
01*
02
03
04
05

*Restated for deferred tax change in accounting policy.

Currency
During the financial year the SA rand strengthened against the US dollar, and the rate demonstrated more stability than in recent years, with the currency ending the financial year at R6.26 to the US dollar (2004: R6.39) The weighted average rand/dollar rate improved by 13% to R6.22, compared with R7.06 in the prior year, and this has enhanced the results of the South African businesses, as reported in US dollars. Currencies in central Europe also strengthened against the US dollar, and again this has contributed to the improvement in reported results.

Earnings
Adjusted earnings (which removes the effect of goodwill amortisation, exceptional items and other items of a one-off nature) increased by 35% to US$1,251 million and the weighted average number of shares in issue for the year was 1,212.1 million, up from last year's 1,192.2 million, reflecting mainly the conversion of the group's US$600 million 4.25% convertible bond in December 2004. The group's adjusted earnings per share increased 33% to 103.2 US cents from the prior year's 77.6 US cents. The calculation of adjusted earnings is given in note 11. Adjusted earnings per share also showed double-digit increases when measured in South African rand, sterling and euro.

Given that the group's convertible bond converted during the year, attention is drawn to adjusted diluted EPS which is shown as though the group's 4.25% guaranteed convertible bond had converted on 1 April 2004, as a base comparison for future years.

Adjusted diluted earnings per share in 2005 grew by 33% to 99.8 US cents, based on a weighted average number of shares in issue of 1,272.7 million, after adjusting for 60.7 million weighted potentially dilutive ordinary shares arising from the effect of share options and the full-year effect of the guaranteed convertible bond, and the profit for the financial year as adjusted for an interest saving of US$19 million on the bond up until its conversion. Basic earnings per share increased 74% to 94.1 US cents from the prior year's 54.1 US cents.

Dividends
The board has proposed a final dividend of 26.0 US cents making a total of 38.0 US cents per share for the year, an increase of 27% on the prior year. This would represent a dividend cover of 2.6 times based on adjusted diluted earnings per share, as described above (2004: 2.5 times). Details regarding payment dates and related matters are disclosed in the directors' report.

Financial structure
Gross borrowings have decreased to US$3,339 million from US$3,707 million at 31 March 2004. The financial ratios have strengthened considerably with gross borrowings relative to net cash inflow from operating activities before working capital movement (EBITDA), reduced to 1.2 from 1.7 at the prior year end, and a ratio of net debt to EBITDA of less than 1 at 31 March 2005 (2004: 1.4).

In April 2004 SABMiller plc and SABMiller Finance BV signed a five-year US$1,000 million revolving credit bank facility agreement (at year end only US$168 million was drawn down). This replaced the US$720 million facility in existence at 31 March 2004. The average loan maturity in respect of the US$ fixed rate debt portfolio is some six years, and an analysis of debt as at 31 March 2005 is included in the notes to the accounts.

The average borrowing rate for the total debt portfolio at March 2005 was 5.5%, and the increase from the prior year's 4.8% reflects the changed mix of currency in the group's borrowings, and the prevailing rates of interest. The group's gearing (presented as a ratio of debt/equity), decreased at the year-end to 26.4% from last year's 43.3%, and the group has substantial unutilised borrowing facilities. Our strong financial structure provides us with medium term flexibility to assess our investments in appropriate growth opportunities, and also to manage the balance sheet.

Balance sheet profile

Total assets increased to US$15,228 million from the prior year's US$13,799 million, including the effect of the acquisition of minority interests in Europe and in South Africa. There was also a net reduction of US$181 million in equity minority interests to US$638 million, reflecting the acquisitions being partially offset by the impact of higher earnings and currency movements in businesses with minority interests.

Intangible assets increased by US$309 million, due primarily to the inclusion of goodwill of US$172 million arising on the acquisition of a further 39.8% interest in Peroni and US$419 million on the acquisition of the minorities in ABI, partially offset by the amortisation for the year. Goodwill in ABI is considered to have an indefinite life (consistent with prior years), with all other goodwill being amortised over 20 years.

Net debt has decreased to US$2,196 million from US$3,025 million reflecting the increase in cash generated from operating activities, the proceeds from the disposal of investments and the conversion of the 4.25% convertible bond, partially offset by cash expended on acquisitions and the purchase of minorities in ABI and Peroni. The group again achieved its target of negative net working capital.

Cash flow and investment highlights

Net cash inflow from operating activities before working capital movement (EBITDA) rose to US$2,740 million from last year's US$2,185 million. The group's cash flow generation was again excellent with the ratio of EBITDA to group turnover increasing by 200 bps in the year to 21.2% (2004: 19.2%). We have enhanced our cash availability through ongoing working capital management which delivered benefits of US$52 million in this year.

Free cash flow conversion remains strong despite over 28% of EBITDA being reinvested into capital expenditure, and the group achieved free cash flow of US$1,825 million (2004: US$1,161 million), representing net cash inflow from operating activities plus dividends received from associates and other investments, cash received from the sale of tangible fixed assets and investments less net interest paid, taxation paid and cash paid for capital expenditure on tangible fixed assets. The free cash flow reported includes US$475 million of cash that was generated from the sale of investments during the year (2004: US$6 million).

Calculation of EVA™	2005 US$m	2004 US$m
Economic profit statements		
Profit on ordinary activities before interest and taxation	**2,361**	1,579
Taxation on profit on ordinary activities	**(850)**	(579)
Tax deduction on financing costs	**(58)**	(65)
Adjustment for non-recurring items	**140**	308
Net operating profit after tax	**1,593**	1,243
Capital charge	**(1,088)**	(1,002)
Economic profit (EVA™)	**505**	241
Economic balance sheets		
Fixed assets	**12,287**	11,483
Working capital	**(530)**	(203)
Accumulated adjustment for non-recurring items	**1,034**	894
Economic capital	**12,791**	12,174
Non-interest bearing funding	**(462)**	(405)
Provisions	**(796)**	(866)
Net operating assets	**11,533**	10,903

EBITA vs Free cash flow US$ (million)


2,500
2,000
1,500
1,000
500
Free cash flow
EBITA
00
01
02
03
04
05

Capital expenditure has increased by 33% to US$768 million on a reported basis, but this has been impacted by currency and on a constant currency basis the increase was 24%, reflecting increased spend on building capacity in South Africa and on-trade investment and new capacity in Europe.

Shareholder value

The value which a company returns to its owners is best measured by total shareholder return (TSR) – the combination of share price appreciation and dividends returned over the medium to long term. Recent measures of shareholder return are impacted by the significant decline in equity indices over the past five years. However, since SABMiller moved its primary listing to the London Stock Exchange in March 1999 the FTSE 100 has produced a Total Shareholder Return (TSR) of 12% while the group has produced a TSR of 164% as at 31 March 2005.

In focusing on shareholder value added, the group uses EVA™ as a key indicator of annual performance. As noted previously, SABMiller is continually investing in new brewing operations and most new investments impact negatively on EVA™ in the short term. The group's EVA™ calculation is summarised on page 31. Key factors to be borne in mind are: EVA™ is calculated using operating profit after tax, adjusted for exceptional and non-recurring items; the capital charge is calculated on opening economic capital – adjusted for acquisitions, any impairments of assets of continuing business units, and goodwill previously eliminated against reserves. The group's weighted average cost of capital (WACC) is applied against the resulting investment; and WACC, at 8.75% (as in 2004), takes account of relevant individual country risk profiles and the group's overall debt profile.

SABMiller returned EVA™ of US$505 million in the year under review (2004: US$241 million). This increase is the result of the improved business performance outlined earlier, partially offset by a higher capital charge that reflects the acquisitions made during 2005.



Malcolm Wyman
Chief financial officer

Accounting policies and definitions

During 2002 the Accounting Standards Board (ASB) delayed the mandatory implementation of a new accounting standard for Retirement Benefits (FRS17) in order to allow UK and international standards boards an opportunity to agree how to converge their different approaches to the recognition of actuarial gains and losses on post-retirement benefits. The group continues to provide additional information as required by FRS 17 by way of a note to the accounts. The group has exposures associated with defined benefit pension schemes and post-retirement benefits: the Miller defined benefit pension plans and post-retirement benefit plans, the ABI Pension Fund, and the South African post-retirement medical aid schemes, being the most significant. The updated valuations as at the year end, required for FRS17 disclosure purposes only, indicate a deficit on the schemes in aggregate, in excess of amounts provided in the balance sheet, of some US$201 million (2004: US$140 million), after taking account of the related deferred taxation. The group has no other significant exposures to pension and post-retirement liabilities as measured in accordance with FRS17. The changes from current UK GAAP (SSAP 24) required under FRS 17 are materially the same as those now permitted under the revised IAS 19 Employee Benefits.

In the determination and disclosure of reported sales volumes, the group aggregates the volumes of all consolidated subsidiaries and its equity-accounted associates, other than associates where primary responsibility for day-to-day management rests with others (such as Castel and Distell). In these latter cases, the financial results of operations are equity-accounted in terms of UK GAAP but volumes are excluded. Contract brewing volumes are excluded from total volumes; however turnover from contract brewing is included within group turnover.

The group has made some disclosures of its results on an organic, constant currency basis, to analyse the effects of acquisitions net of disposals and changes in exchange rates on the group's results. Organic results exclude the first 12 months' results of acquisitions and the last 12 months' results of disposals. Constant currency results have been determined by translating the local currency-denominated results for the year ended 31 March 2005 at the exchange rates for the comparable period in the prior year. It is not the group's policy to hedge foreign currency earnings and their translation is made at weighted (by monthly turnover) average rates.

Adoption of International Financial Reporting Standards

An 'International Accounting Standards Regulation' was adopted by the Council of the European Union (EU) in June 2002. This regulation requires all EU companies listed on an EU stock exchange to use 'endorsed' International Financial Reporting Standards (IFRS), published by the International Accounting Standards Board (IASB), to report their consolidated results with effect from financial reporting periods beginning on or after 1 January 2005. The group intends to fully comply with all IFRS issued by the IASB as endorsed by the European Union.

From 1 April 2005 onwards, the group will prepare its consolidated financial statements in accordance with IFRS. As the group's financial year represents the period from 1 April to 31 March, the first consolidated financial statements prepared in accordance with IFRS will be for the 2006 financial year. Because the 2006 financial statements will include comparatives for 2005, the group's comparatives will be restated to IFRS. The group has made good progress in its transition project, and intends to issue a preliminary reconciliation of the 2005 results in July 2005.

IFRS1 (First-time adoption of IFRS) permits certain exemptions from the full requirements to companies adopting IFRS for the first time. The group expects to apply the following transitional provisions:

1) Business combinations recognised before the date of transition (1 April 2004) will not be restated.
2) Revaluations for fixed assets held at historical cost will not be undertaken.
3) IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) will be applied prospectively from 1 April 2005, therefore hedge documentation and effectiveness will only be measured from that date.
4) Cumulative translation differences on foreign net investments recognised separately in equity will be taken as nil at the date of transition.
5) The cost of share options granted prior to 7 November 2002 will not be recognised in the income statement.
6) The accumulated actuarial gains and losses with regards to employee defined benefit plans will be recognised in full in the opening balance sheet.

The group currently prepares its financial statements under UK Generally Accepted Accounting Principles (UK GAAP). Current UK GAAP differs from IFRS in certain significant respects. The main effects of the adoption of IFRS that impact the group's 2005 published UK GAAP results are discussed below.

Pensions and other post-employment benefits

Under UK GAAP, the cost of providing pensions and other post-employment benefits is spread on a systematic basis over the estimated average remaining service life but the net surplus or deficit on defined benefits funds is not recognised on the balance sheet.

On adoption of IFRS the net deficit or surplus on a defined benefit fund will be recognised on the balance sheet. Under the IFRS methodology selected by the group, the more volatile components of the movements in the deficits or surpluses (actuarial gains and losses) will be recorded in the statement of recognised income and expenditure.

Share-based payments

Under UK GAAP, only certain share-based plans (where the grant price is less than market price or where cash is paid out in relation to phantom share option plans) result in a charge to operating profit over the vesting period.

Under IFRS, all share-based awards from November 2002 will result in a charge to operating profit over the vesting period on a straight-line basis. This charge will be based on the fair value of the award as at the date of grant as calculated by various binomial model calculations.

Deferred tax

Under UK GAAP deferred tax is provided on timing differences.

Under IFRS deferred tax will be provided on all timing differences as well as some permanent differences. This includes recognition of deferred tax on differences between accounting and tax bases of assets including those in respect of fair values on business combinations prior to the date of transition. Deferred tax will also be recognised on unremitted earnings of associates, unless the group is able to demonstrate that the dividend policy cannot be changed without its consent and it is unlikely those dividends will be paid in the foreseeable future.

Goodwill

Under UK GAAP, goodwill is amortised over its estimated life (typically 20 years).

Under IFRS, the amortisation of goodwill will no longer be allowed and goodwill will be reviewed for impairment on an annual basis.

Presentation of results of associates

UK GAAP prescribes a strict format in which items are to be presented on the face of the income statement which includes presenting a share of associates' turnover, operating profit, interest and tax within the appropriate group measure.

IFRS does not prescribe a format, rather it requires certain items to be shown as separate lines on the face of the income statement. One of these specified items is net profit from associates which is to be shown as a separate line and includes a share of associates' results after interest, tax and minority interests.

However, the group intends to present additional measures which will include the appropriate share of associates' results for those segments which hold material associates and for which inclusion of the appropriate associates' results provides a better understanding of the impact on the overall portfolio of subsidiary and associate investments.

In addition, there will be certain changes in the layout of the financial statements.

This IFRS information, which we will present in relation to 2005, will be prepared on the basis of the IFRS which are expected to be in place for the year ending 31 March 2006. The IFRS in effect at that date may differ as a result of decisions taken by the EU on endorsement, or new interpretative guidance being issued prior to the end of the year.

Corporate accountability

Key achievements in 2004

- The SABMiller group injected over US$4,378 million into local economies around the globe by paying direct and excise taxes to state treasuries and salaries to employees.
- We cut our average water consumption by 1%, lowering our cost base. A new environmental strategy, developed during the year, will accelerate the reduction of our water, energy, waste and packaging costs.
- More intense efforts to limit the impact of HIV/Aids among the group's staff and their dependents, especially in Africa, lowered the associated business risks and costs.
- Initiatives to discourage irresponsible drinking, including the roll-out of SABMiller's alcohol manifesto and code of commercial communication.
- A strengthened corporate social responsibility (CSR) team.


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Overview

SABMiller's ability to continue to grow profitably depends on a number of social and environmental factors, including a sustainable supply of natural resources, healthy and productive staff, and prosperous and socially responsible communities.

To ensure these and other elements for long-term success are in place, we run an extensive CSR programme which addresses key social and environmental issues at each stage of our products' life cycles. Key issues include:

- Supporting local suppliers
- Reducing our environmental footprint
- Enhancing our staff's productivity
- Discouraging irresponsible drinking
- Investing in communities
- Engaging with stakeholders

Supporting local suppliers

Using local suppliers enables us to reduce our costs and respond quickly to market opportunities. To help them thrive and grow with us, we provide technical assistance and other types of support.

Initiatives during the year included working with local farmers in countries such as Uganda and South Africa to help them produce sustainable crops of barley, sorghum and other raw materials needed to manufacture our products. In some cases these projects have created new markets, providing local communities with additional sources of income. In Uganda, for example, farmers are now growing a new variety of sorghum to help our business there to produce a new low-cost beer, Eagle Lager. This project alone has injected US$1.3 million into the local economy.

We also provide business advice and financial assistance to a variety of other local suppliers, from distributors to packaging businesses. In addition, we actively support companies run by minorities and disadvantaged groups. These types of businesses are often highly motivated and possess distinct skills. In the US, for example, Miller increased the amount of money we spent with 'minority business enterprises' by over 20% during the year.

To ensure our suppliers aspire to the same high ethical standards as SABMiller, we conducted an ethical procurement survey of 100 of our major suppliers. The results indicated that the majority of companies adhered to acceptable standards across most indicators, including applying appropriate age limits for employment. These findings will help shape our future supplier strategy.

Reducing our environmental footprint

All our products depend on sustainable supplies of natural resources, notably water. To safeguard these assets and ensure we can meet the growing demand for our products, we run a substantial environmental programme.

We continued to make progress against a number of key environmental benchmarks. For example, we reduced our average group water consumption from 4.79 hectolitres of water per hectolitre of beer to 4.75, against an industry average of 5.0. Recycling schemes contributed to this success and we now


Info

closer co-operation

In late 2003 Kompania Piwowarska (KP), SABMiller's subsidiary in Poland, conducted an employee opinion survey. It showed that employees were relating more strongly to their own departments and were not seeing enough of the bigger picture.

KP reacted by creating internal communications initiatives aimed at improving communications at every level. Survey results are now shared with employees and a six-monthly board road show was launched to give every employee the opportunity to have direct access to senior management. Info-kiosks have been provided, so that all employees can access information on the company intranet, and the company internal magazine, SWIAT PIWA, is now published monthly rather than bi-monthly. The SABMiller performance management processes have been introduced, which include empowerment through joint goal setting, regular one-on-one meetings and formal performance feedback.

The changes have had considerable impact; the latest employee opinion survey reveals two important developments. Employees are now much more likely to see problems as opportunities, and they are making use of the new communications channels to talk more openly and freely about the issues that concern them.

SABMiller group average water consumption for lager beer
(hectolitres of water per hectolitre of beer)



6
5
4
3
2
1
01 02 03 04 05

Corporate social investment spend



Education 18%
Welfare 14%
Health 9%
Environment 6%
Arts and culture 8%
Other 45%

Investing in communities

During the year ended 31 March 2005 we invested US$16.9 million through our corporate social investment programme, representing 0.8% of pre-tax profits.

have group-wide guidelines for reclaiming and recycling water, based on internationally recognised standards of good practice.

Significant steps have also been taken to further lower our greenhouse gas emissions. In South Africa, for instance, we are intending to implement a major fuel-switching scheme at one of our breweries that aims to reduce carbon dioxide emissions by up to 800,000 tonnes over a 21-year period.

To cut the commercial and environmental costs of waste, we have introduced a new and more systematic waste management programme at our breweries in Asia and Africa. This involves auditing each stage of the production process to identify opportunities to reduce or recycle the 12 different categories of waste we produce. More ecologically friendly packaging has also been introduced. This has included the use of recyclable and reusable materials, as well as lighter packaging. The South African Breweries Ltd, for example, has reduced the weight of its 'handy bottles' by 12%.

Enhancing our staff's productivity

Healthy, motivated and skilled staff are the key to higher productivity and profitability. To enable them to realise their full potential, we support a range of training and healthcare programmes, among other initiatives.

HIV/Aids is a significant issue in many of our markets, including Africa, Asia and Eastern Europe. To limit its impact on our staff, we run a comprehensive HIV/Aids programme, currently focused on Africa but due to be rolled out across our group. Supported by educational campaigns, this includes voluntary counselling and testing for our staff and their dependants in Africa, as well as fully funded anti-retroviral treatment for employees and their dependents who test HIV positive. So far about 60% of staff in Africa have agreed to voluntary testing, rising to more than 80% in certain locations. Our new group-wide HIV/Aids strategy is due to be unveiled shortly.

Like all responsible multinationals, SABMiller invests heavily in the professional and personal development of its staff through training programmes and other schemes. We place particular emphasis on developing local staff, exemplified by our business in Tanzania. Over the last three years the business has run workshops and training programmes, as well as rotated local staff through different positions, to create a sense of ownership and enable employees to take on more senior positions. In the last two years, several local staff have reached top managerial posts, replacing expatriate staff.

Discouraging irresponsible drinking

At SABMiller, we believe in leading by example. And, when it comes to responsible drinking, this means integrating the principles of responsible alcohol consumption into our business processes. During the year we did this in several ways. First, we published and distributed among our businesses 'The Responsible Way', a communication package that provides all the information and guidance our companies need to implement our alcohol manifesto and code of commercial communication (both the manifesto and the code were discussed in detail in last year's annual report).

Second, we strengthened internal compliance to our code by establishing compliance committees, where they did not already exist, to ensure our marketing activities conform to the code's provisions, underpinned by training programmes and other initiatives.

> "...we believe in leading by example... this means integrating the principles of responsible alcohol consumption into our business."

We also supported numerous programmes to discourage irresponsible drinking, building on existing alcohol awareness programmes. Some of these have had a substantial impact. A national campaign to stop the sale of alcohol to under-age drinkers in Poland, for example, has cut the proportion of shop assistants selling alcohol to minors from 77% to 48%.

Despite challenges to our sincerity, like those being made in the US class action litigation against most of the alcohol beverage industry, including the company and Miller (as described on page 108), over marketing practices and their effect on people below the legal drinking age, we won't be discouraged from, and remain committed to, continuing our programmes.

Investing in communities

Economically and socially strong communities provide us with skilled labour and raw materials, as well as markets for our products. To help them flourish, we invest in various community programmes, from schemes to encourage young entrepreneurs to public health projects.

During the year ended 31 March 2005, we invested over US$16.9 million in community programmes, an increase of over 30% on the previous 12 months. Several of these projects are designed to promote healthier, more productive lifestyles. In India, for instance, we are funding a health promotion initiative that will educate over 3,000 families about the importance of hygiene, immunisation against major diseases and other health-related issues. The scheme will also provide basic primary health care, including mobile clinics offering first aid and treatments for minor ailments.

We also fund various programmes to encourage young entrepreneurs. Our Miller Urban Entrepreneur Series in the USA, for instance, has provided over 3,000 aspiring entrepreneurs, mainly from minority ethnic groups, with advice on how to turn great ideas into commercial realities. Similar schemes are supported in South Africa and Botswana under our 'KickStart' programme. In addition, we sponsor business-related scholarships and internships in countries as diverse as Romania and the USA.

Engaging with stakeholders

Our 'licence to operate' – in both a regulatory and socio-economic sense – depends on the support of all our stakeholders, from governments and local communities to our employees, suppliers and investors. Maintaining an open and honest dialogue with these groups, including reporting our progress, is critical to our success.

Developing strong, interactive relationships with our stakeholders not only provides us with a rich source of ideas to improve the performance of our business, it is also a social and commercial obligation. We have to be accountable for our actions.

During the year we held productive discussions with a large number of stakeholders. At a global level, these included organisations such as the World Health Organisation; the Commission for Africa; and the European Commission for Health and Consumer Safety. Locally, our businesses maintained regular contact with their local stakeholders, including relevant government departments and civil society groups.

In terms of reporting our CSR progress, we document our advances in publications such as this one, produce an annual corporate accountability report and provide progress reports on the web (www.sabmiller.com). Our corporate accountability report provides a fuller explanation of our CSR progress, as well as our CSR governance and management structure and principles, which can also be accessed via our website. Several of our businesses, including our companies in Botswana, Hungary and Poland, have also produced their own local CSR/corporate accountability reports.

Governance and management of our CSR issues

The board considers the potential impact of social, environmental and ethical issues on the short and long-term value of the company through the corporate accountability and risk assurance committee (CARAC), the audit committee and the risk management and internal control procedure. The policies and programmes to manage social, environmental and ethical trends are reviewed regularly and are summarised above and provided in more detail in the accompanying corporate accountability report.

Account is taken of social, environmental and ethical matters in the training of directors, and the remuneration committee is aware of emerging views that the effect of social, environmental and ethical performance should be included in the design and implementation of its performance-related remuneration schemes.

Verification of social, environmental and ethical information is achieved through our internal control procedures and external assurance as presented in the corporate accountability report and on the website.

Moving forward

SABMiller group is constantly striving to improve its performance, taking into account existing and emerging trends. To enable us to respond more effectively to the major social and environment developments that relate to our business, we are revising our current CSR strategy, building on our existing foundations.

To help us do this and accelerate our CSR programmes, we have enlarged our CSR team. As well as shaping our new strategy, the team will take the lead in researching key environmental and social trends and assessing our operating units' CSR performances. This will enable us to highlight best practice, identify gaps and ensure a consistent, group-wide approach. Discussions with our stakeholders will also be taken into account in the new strategy.


21
Thank you for not providing alcohol to anyone under 21.

Full details of our CSR activities are to be found in the SABMiller Corporate Accountability Report.

corporate governance

1. Introduction and sources

SABMiller's board, its committees and executive committee are devoted to achieving the highest standards of corporate governance, corporate responsibility and risk management in directing and controlling the business of the group. The board is charged with responsibility to the company's shareholders for the oversight of governance. Principles of good governance are embedded in the way the board, its committees and the executive committee operate their business. The board is mindful that a majority of its shareholders are in the USA and South Africa.

The following paragraphs explain how SABMiller applies the provisions of the Combined Code on Corporate Governance.

2. Combined Code compliance

The board is pleased to report that throughout the year under review the company complied with the provisions and applied the principles of the Combined Code, except as set out below.

There are three respects in which the company did not, in the period under review, comply with the Combined Code:

1. at least half the board, excluding the chairman, did not satisfy the requirements of the Combined Code regarding independence. With effect from the AGM in July 2005, changes to the company's board of directors will mean that the board will satisfy the independence requirements of the Combined Code;
2. the audit committee did not consist solely of independent directors, as the committee included Mr Levett (until the AGM in July 2004) and Ms De Lisi, who is an Altria nominee, and so not independent for the purposes of the Combined Code; and
3. the remuneration committee did not consist entirely of independent directors. This committee has, however, since 1 April 2005 been comprised only of independent directors.

The size and certain aspects of the composition of the board and of the audit and nomination committees are determined primarily by the terms of the relationship agreement with Altria Group, Inc., which was approved by shareholders as part of the approval of the acquisition of Miller Brewing Company from Altria. This agreement limited the size of the board to a maximum of 13 directors, of whom no more than two could be executive directors and, of the remaining 11 non-executive directors, three were required to be directors nominated by Altria. The agreement also provided that, unless otherwise agreed with Altria, the number of directors on the board would be reduced to 11 within two years of completion of the Miller transaction (that is, by 9 July 2004). Altria also has the right under the agreement to appoint one member of the audit committee and of the nomination committee.

The board considers that its overall composition in the year under review continued to remain appropriate, having regard in particular to the independence of character and integrity of all of its directors and the experience and skills which they bring to their duties. The board also considers that the composition of the audit committee remains appropriate, given Altria's interest as the company's largest single shareholder, and is satisfied that, having regard to the terms of the relationship agreement between the company and Altria, and to the experience and background in financial matters of the director nominated by Altria as a member of the audit committee, the independence and effectiveness of the audit committee in discharging its functions in terms of the Combined Code is not compromised as a result.

During the year, a number of steps were taken to expand the independent constituents of the board and its committees. First, in order to assist the company to comply with the Combined Code, Altria has agreed that for the foreseeable future the size of the board need not be reduced to 11. Secondly, Altria agreed that it would not, for the time being, exercise its right to nominate a third director to the board following the retirement of Mr Camilleri from the board, which took place with effect from the AGM at the end of July 2004. Thirdly, Mr John Manzoni joined the board as a non-executive director on 1 August 2004. Mr Manzoni is an independent director, whose appointment followed the retirement from the board with effect from the 2004 AGM of Mr Michael Levett, a non-executive director who was not independent. These changes, and the support of Altria, enhance the balance of the board. In addition, as neither Lord Renwick nor Mr Kahn are considered independent for Combined Code purposes, in August of the year under review Mr Kahn stood down from the remuneration committee and Lord Renwick handed over the chairmanship of that committee to Mr Morland, an independent director.

With effect from 1 April 2005, Lord Renwick stepped down from the remuneration committee with Mr Manzoni joining the committee. The remuneration committee is now comprised entirely of independent directors, in compliance with the Combined Code.

Ms De Lisi, Altria's nominated member of the audit committee, is the only non-independent director serving on that committee. Mr Levett, who was not independent, was a member of the committee until the end of July 2004.

3. The board

3.1 Composition and independence

The board consists of two executive directors (chief executive and chief financial officer), and 10 non-executive directors, of which one, Mr Kahn, is chairman. The number of non-executive directors was reduced from eleven to 10 with effect from the AGM in 2004. Directors' biographies are set out on pages 46-47. The board has determined that, from 1 August 2004 (the date on which Mr Manzoni joined the board, following shortly after the retirement at the 2004 AGM of Mr Levett and Mr Camilleri), five out of the ten non-executive directors were independent. Prior to that date four out of 11 were independent.

Mr Ning has decided that, in the light of his commitments with China National Cereals, Oils and Foodstuffs Corporation, and COFCO International Ltd, he will not be offering himself for re-election at the AGM in 2005.

It is not the board's intention to replace Mr Ning in the foreseeable future. From the end of the upcoming AGM, a majority of non-executive directors will be independent.

The board regards the independence of character and integrity of all of its directors to be beyond question and all directors to be independent in judgement. For the determination of independence for Combined Code purposes for the period under review, the board considered the following directors not to be independent: Mr Bible and Ms De Lisi, as they are nominees of Altria, the company's largest shareholder; Lord Renwick of Clifton, because of his position with JP Morgan, an investment bank which has in the past three years had a material relationship with the company; and Mr Ning, who was chairman of China Resources Enterprise, Ltd, which has a 51% stake in China Resources Snow Breweries Ltd, a joint venture company in which the company indirectly holds the remaining 49%; and Mr Kahn, who is a former chief executive of the company and has served continuously on the board, and the board of the company's predecessor, since 1981 (although technically he has only been a director of the company since 1999). For the first four months of the year under review (until the AGM in July 2004), Mr Camilleri, a nominee of Altria, and Mr Levett, the representative of a major shareholder, served on the board. Neither of them was regarded as independent for the purpose of the Combined Code.

The board considers Mr Morland, Lord Fellowes, Mr Manser, Mr Manzoni and Mr Ramaphosa as being independent. Mr Ramaphosa is chairman of Johnnic Holdings Ltd, which has a 9.5% equity interest in Tsogo Investment Holdings Limited and is the principal shareholder of Durban Add-ventures (Pty) Ltd, which in turn owns 40% of Tsogo Sun KwaZulu Natal (Pty) Ltd. The other 60% of Tsogo Sun KwaZulu Natal (Pty) Ltd is owned by Tsogo Sun Holdings (Pty) Ltd, in which the group has a 49% shareholding. However, the board regards Mr Ramaphosa as being independent as it is the opinion of the board that this minor relationship does not affect Mr Ramaphosa's independence in the context of his work on the board.

3.2 Board meetings and attendance

In addition to the AGM, which was attended by all the directors with the exception of Mr Ning, Mr Morland, and Mr Camilleri, the

Director's attendance

	Board		Audit		Remuneration		Nomination		CARAC	
	Attended	Possible	Attended	Possible	Attended	Possible	Attended	Possible	Attended	Possible
Meyer Kahn	7	7			1	1	1	1	2	2
Graham Mackay	7	7							2	2
Malcolm Wyman	7	7							2	2
Geoffrey Bible	6	7								
Louis Camilleri	–	3								
Nancy De Lisi	6	7	4	4						
Lord Fellowes	7	7	4	4	4	4	1	1	2	2
Michael Levett	3	3	1	1						
John Manser	7	7	4	4	4	4	1	1	2	2
John Manzoni	3	4								
Miles Morland	6	7	4	4	4	4	1	1		
Ning Gaoning	–	7								
Cyril Ramaphosa	7	7							2	2
Lord Renwick	5	7			3	4	1	1		

board met seven times during the year. The year under review saw an increased number of committee meetings, with no signs that this trend will reverse. Directors' attendance at board and committee meetings is set out in the table on the previous page. It should be noted that prior to his resignation Mr Camilleri had been granted a leave of absence from formal board meetings in view of pressures of business at Altria, where he is chairman and chief executive officer. As a result of the pressure of his new responsibilities, Mr Ning has decided not to stand for re-election.

All three of the Altria nominees waived their fees during the period under review. The company secretary acts as secretary to the board and its committees and attends all meetings, unless he is unable to, in which case his deputy stands in for him.

3.3 Operation of the board

The board sets the strategic objectives of the group, determines investment policies, agrees on performance criteria and delegates to management the detailed planning and implementation of those objectives and policies in accordance with appropriate risk parameters. The board monitors compliance with policies and achievement against objectives by holding management accountable for its activity through monthly and quarterly performance reporting and budget updates.

3.4 Matters reserved for the board

There is a schedule of matters which are dealt with exclusively by the board. These include approval of financial statements; the group's business strategy; the annual capital expenditure plan; major capital projects; major changes to the group's management and control structure; material investments or disposals; risk management strategy; social and environmental policy; and treasury policies.

Appropriate structures for those authorities delegated to management and board committees are in place, accompanied by monitoring and reporting systems. Each standing board committee has specific written terms of reference issued by the board and adopted in committee. These are available on the company's website or, on request, from the company secretary. All committee chairmen report orally on the proceedings of their committees at the next meeting of the board.

3.5 The roles of executive and non-executive directors

The executive directors have responsibility for proposing strategy and for making and implementing operational decisions concerning the group's businesses. Non-executive directors complement the skills and experience of the executive directors, contributing to the formulation of strategy, policy and decision-making through their knowledge and experience of other businesses and sectors. All directors bring an independent judgement to the issues of strategy, performance, and resources, including key appointments and standards of conduct.

3.6 Information and training

The board and its committees are supplied with full and timely information, including detailed financial information. This enables directors to discharge their responsibilities. All directors have access to the advice of the company secretary. Independent professional advice is also available to directors in appropriate circumstances, at the company's expense, and the committees have been provided with sufficient resources to undertake their duties. The company secretary is responsible for advising the chairman on matters of corporate governance.

Following the appointment of new directors to the board, an induction programme is arranged which involves industry-specific training including visits to the group's businesses and meetings with senior management, as appropriate. In addition to exposure to operations, new directors are given exposure to internal controls at business unit level and are advised of the legal and other duties they have as directors of a listed company. The company arranges for major shareholders to have the opportunity to meet new appointees. The company is also committed to continuing director development in order that they may build on their expertise and develop an ever more detailed understanding of the business and the markets in which group companies operate.

Members of committees are encouraged to attend internal and external briefings and courses on aspects of the respective committee specialities. Information regarding technical development and proposals is distributed to them.

3.7 Outside appointments

As part of ongoing development, executive directors are permitted to take up an external board appointment, subject to the agreement of the board. Executive directors retain any fees received in respect of such appointments. Generally, such appointments for executive directors are limited to one outside company.

Mr Mackay took up an invitation to join the board of Reckitt Benckiser plc as a non-executive director from 25 February 2005.

Non-executive directors may serve on a number of outside boards, provided they continue to demonstrate the requisite commitment to discharge effectively their duties to SABMiller plc. The nomination committee keeps the extent of directors' other interests under review to ensure that the effectiveness of the board is not compromised.

3.8 Chairman and senior independent director

The roles of chairman and chief executive are separate with responsibilities divided between them. This separation of responsibilities has been formalised in their respective letters of appointment, approved by the board. There were no changes to the chairman's external commitments during the year.

The chairman is available to consult with shareholders throughout the year, and in the month prior to the AGM he also invites major shareholders to meet with him to deal with any issues.

The senior independent director is Lord Fellowes. Lord Fellowes serves as an additional contact point for shareholders should they feel that their concerns are not being addressed through the normal channels. Lord Fellowes is, furthermore, available to fellow non-executive directors, either individually or collectively, should they wish to discuss matters of concern in a forum that does not include executive directors or the management of the company. In the year under review the chairman hosted two meetings of non-executive directors, without the executive directors present. Lord Fellowes, has in addition, held a meeting of non-executive directors without the presence of the chairman. Lord Fellowes is chairman of the corporate accountability and risk assurance committee (CARAC). He also serves on the audit, remuneration, and nomination committees and as such is well placed to influence the governance of the company and meet the expectations attaching to the role of senior independent director.

3.9 Board, committee, and director performance evaluation

A formal evaluation of the board's performance and effectiveness was carried out. This was led by the chairman, with input from the senior independent director and in consultation with other directors. Each non-executive director's performance was evaluated by the chairman, in consultation with the senior independent director, who in turn consulted with the executive directors and the company secretary. These assessments were conducted against eight key performance criteria using a variable rating system.

The chairman's performance was evaluated against the same criteria by the senior independent director, the executive directors and the company secretary.

All outputs from the evaluation process were reviewed by the chairman, the senior independent director, the chief executive and the company secretary, all of whom concluded that the board and its committees were operating effectively.

The chairman confirms that Mr Ramaphosa, standing for re-election at this year's AGM, continues to perform effectively and demonstrate commitment to his role. As Mr Manzoni was only recently appointed to the board, his performance was not subject to formal review for the part of the year in which he served.

3.10 Retirement of directors

New directors are subject to election at the first opportunity following their appointment. All directors are subject to retirement and re-election by shareholders every three years. The names of directors submitted for election or re-election are accompanied by brief biographical details to enable shareholders to make an informed decision in respect of their election or re-election. The re-appointment of non-executive directors is not automatic. In general, the board will ask a director reaching the age of 70 years to stand for re-election annually or to retire.

4. The audit committee

4.1 Composition

During the year under review the audit committee was chaired by Mr Manser, who has been chairman of the committee since May 2002. Mr Manser qualified as a chartered accountant in 1964 and was made a Fellow of the Institute of Chartered Accountants in 1976. He has held the following senior positions: managing director of Jardine Fleming Hong Kong, managing director of the Save and Prosper Group, group chief executive of Robert Fleming Holdings and chairman of Robert Fleming Holdings Ltd.

Lord Fellowes, Mr Morland and Ms De Lisi served on the committee throughout the year. Mr Levett served on the committee until his retirement at the AGM in July 2004. Mr Morland has been a member of the committee from its first meeting on 13 April 1999. Lord Fellowes was appointed to the committee on 1 June 2001 and Ms De Lisi was appointed on 4 September 2002. The chairman has recent and relevant financial experience, as does Ms De Lisi who holds US accounting qualifications and has experience in treasury, finance and M&A transactions.

4.2 Meetings and attendance

The committee met four times during the year. The external auditors, the chief executive and the chief financial officer were in attendance at each meeting by invitation. Other members of the management team attended as required.

4.3 Terms of reference

The following is a summary of the committee's terms of reference. A complete version is available for download from the company's website.

The committee is responsible for establishing formal and transparent arrangements for considering how it should apply financial reporting and internal control principles and for maintaining an appropriate relationship with the company's auditors. Specifically, the committee's duties include:

- To review, and challenge where necessary, the annual financial statements and interim and preliminary announcements before their submission to the board for approval.
- To examine and review the internal control environment within the group and review the group's statement on internal control systems prior to endorsement by the board.
- To make recommendations to the board regarding the appointment, re-appointment and removal of the external auditors and to approve the remuneration and terms of engagement of the external auditors.
- To review annually the effectiveness of the internal audit function throughout the group in the context of the company's overall risk management system, with particular focus on the charter, annual work plans, activities, staffing, organisational and reporting structure and status of the function.
- To review the effectiveness of the system for monitoring compliance with laws and regulations (including the group's bi-annual letters of representation) and the results of management's investigation and follow-up (including disciplinary action) of any instances of non-compliance.

In February 2005 the committee reviewed its terms of reference and recommended certain changes to the board. These changes were considered and approved by the board in April 2005.

4.4 Operation of the committee

The audit committee reports its activities and makes recommendations to the board. During the year, the audit committee discharged its responsibilities as they are defined in the committee's terms of reference. It was involved in ensuring that appropriate controls and processes were in place to identify all significant business, strategic, statutory and financial risks and that these risks were being effectively monitored and managed. The committee has encouraged a project to review and upgrade internal controls across the group, which is in progress, with the target of achieving substantive compliance with the Sarbanes-Oxley standards applicable to foreign companies required to register with the SEC in the USA (although SABMiller is not currently required to register).

The committee has been engaged in ensuring that appropriate standards of governance, reporting and compliance are being met. It has also advised the board on issues relating to the application of accounting standards as they relate to published financial information, in particular the transition to IFRS.

The chief internal auditor has direct access to the audit committee chairman. The audit committee has access to subsidiary internal audit practitioners. The reports of the divisional audit committees are also available to the audit committee. More detail can be found in the sections on risk management and internal control.

During the year, the committee met with the external auditors and chief internal auditor without management being present.

The committee critically reviewed its own performance during the year by means of a questionnaire which each member of the committee completed independently. The committee chairman then reviewed the responses and conducted one-to-one discussions with members of the committee where he felt it was necessary. The results of the self-assessment and any action plans arising were then reported to the board after discussion with the chairman of the board.

5. The nomination committee

5.1 Composition

During the year the nomination committee was chaired by Lord Renwick. The other members of the committee were Mr Kahn, Lord Fellowes, Mr Morland, and Mr Manser. During the year under review Altria did not exercise its right to request that one of its nominated directors be appointed as a member of the nomination committee.

5.2 Terms of reference

The committee is empowered to consider the composition of the board and its committees. It is asked to consider the retirement, appointment, and replacement of directors, and is required to make appropriate recommendations to the board.

5.3 Operation of the committee

The nomination committee continued to evaluate the balance of skills, knowledge and experience of the board. Appropriate succession plans for the executive directors and senior management were also kept under review. The appointment of Mr Manzoni to the board has increased the number of independent non-executive directors.

5.4 Summary of appointment procedures

Where non-executive vacancies arise, the committee uses the services of external consultants in order to identify suitable candidates for the board to consider. Candidates are short-listed for consideration by the nomination committee on the basis of their relevant corporate or professional skills and experience. Executive directors are considered for appointment to the board on the basis of their experience, skill and ability to contribute to the group. These policies and procedures were followed in the appointment of Mr Manzoni as a non-executive director. The terms and conditions of appointment of non-executive directors are available from the company secretary on request.

6. The remuneration committee

6.1 Composition

On 1 August 2004, Mr Kahn stepped down from the committee and Mr Morland was appointed chairman, succeeding Lord Renwick. On 1 April 2005, Lord Renwick stepped down from the committee and was replaced by Mr Manzoni. Other members of the committee are Lord Fellowes and Mr Manser. The committee now consists entirely of independent directors.

6.2 Terms of reference

The committee is empowered by the board to set short, medium and long-term remuneration for the executive directors. More generally, the committee is responsible for the assessment and approval of a broad remuneration strategy for the group and for the operation of the company's share-based incentive plans. This includes determination of short and long-term incentives for executives across the group.

6.3 Operation of the committee

During the year the remuneration committee has implemented its strategy of ensuring that employees and executives are rewarded for their contribution to the group's operating and financial performance at levels which take account of industry, market and country benchmarks. In order to promote goal congruence, share incentives are considered to be critical elements of executive incentive pay. To assist the committee in fulfilling its responsibilities to the board, the company engages the services of consultants, Mercer Human Resource Consulting (Mercer), who also advise the company on pensions matters and accounting for share-based incentive reward. Mercer has no other connection with the company. At levels below the company's executive committee, the company's management consults, amongst others, Hay Consulting, Ernst & Young and Towers Perrin, on a project basis. More detail of the company's remuneration policy can be found in the remuneration report.

7. The corporate accountability and risk assurance committee (CARAC)

7.1 Composition

Lord Fellowes chaired the committee throughout the year. Mr Kahn, Mr Mackay, Mr Manser, Mr Ramaphosa and Mr Wyman served as members. Additionally, the director of corporate affairs, Ms Clark, met regularly with the chairman of CARAC to discuss implementation and planning issues. Mr Manzoni joined the committee on 1 April 2005.

7.2 Terms of reference

In summary, the objective of CARAC is to assist the board in its discharge of its responsibilities in relation to corporate accountability, including corporate social responsibility, corporate social investment and ethical commercial behaviour. More detail of the committee's activities can be found in the company's separate corporate accountability report.

7.3 Operation of the committee

During the year CARAC focused on company-specific industry issues which impact on communities. It continued to monitor progress on corporate accountability through regular reports from across the group, with areas of particular risk being the focus of separate presentations. The committee reviewed evolving stakeholder expectations of business and particularly perceptions of the company's activities, strengthening the CSR strategy accordingly.

8. Relationship with auditors

PricewaterhouseCoopers (PwC) were appointed as auditors of the company on 8 February 1999, subsequently becoming PricewaterhouseCoopers LLP in 2003.

The company has in place a formal policy on non-audit fees with which the external auditors are required to comply. The purpose of this policy is to ensure that the independence of the auditors is not impaired by the nature of non-audit work. As a reassurance, PwC confirms in a formal report to the audit committee that processes to ensure compliance with this policy are in place, and that these processes are monitored regularly. This report includes a statement that, in their opinion, PwC believes that the nature of their non-audit services has not impaired the audit of the company. Furthermore, PwC provides a full list of all major non-audit projects undertaken for the group during the year. (Please refer to note 4 to the financial statements which has a breakdown of non-audit services provided to the group by the auditors for the year under review.)

The company has also implemented an internal policy on auditor independence and non-audit services. This policy, developed against the background of the revised Combined Code and the stated intention of achieving substantive compliance with the requirements of the US Sarbanes-Oxley Act and related legislation in the medium term, determines that, amongst other things, appropriate consideration is given to the use of tendering and to the costs of the assignment.

The audit committee is satisfied that, for the period under review, the independence of the auditors has not been affected by the provision of non-audit services.

The committee has also implemented a formal system for the review of the external auditors' effectiveness. This process involves the external auditors presenting their proposed audit strategy followed by the output of their initial discussions with management. At the audit committee meeting in May, the external auditors present the output of their detailed year-end work. In making its assessment of external auditor effectiveness, the committee reviews the audit representation letters before signature by management, reviews the external auditors' summary of group and subsidiary issues and management's response to the summary, and conducts an overall review of the effectiveness of the external audit process and the external auditors. This review is facilitated by the use of templates that rate effectiveness across 14 criteria.

9. Relations with shareholders

During the year the company has continued to promote dialogue with its major institutional shareholders. It encouraged all shareholders to attend the AGM and paid considerable care and attention to ensuring that the 2004 AGM was once again an informative, productive and positive experience. The company considers the AGM key in providing shareholders with the opportunity to ask questions of the board and chairmen of all the board committees. All resolutions were put to a poll in 2004 and the voting was conducted electronically. The results were published on the Regulatory News Service, the company website, and communicated directly to the 20 largest shareholders after the meeting.

Alongside the facilities offered by the company secretary's department, the company maintains a dedicated investor relations function. Reporting to the director of corporate affairs, the investor relations team builds and maintains long-term relationships with institutional investors and analysts on the basis of fundamental business value driver analysis. In partnership with our corporate and divisional management teams and within the scope of regulatory constraints, investor relations gives presentations on regional business outlooks and strives to propagate understanding thereof across the global equity markets in subsequent one-on-one meetings with investors. Occasional business site visits are also arranged. Dialogue on socially responsible investment (SRI) is handled by the head of corporate accountability, in the corporate affairs department, who undertakes focused briefings with interested investors and stakeholders.

In addition to scheduled management-led programmes in which operating executives interact with investors and analysts, the chairman has, independently, initiated formal contact with all shareholders (or their representatives) holding in excess of 1% of the issued share capital of the company. The purpose of this contact is to enable the chairman to address any queries shareholders may have regarding the governance of the company or non-operational aspects of company strategy. It is also, more broadly, designed to give the board a greater awareness of shareholder concerns. Alongside the chairman the senior independent director is also available to discuss issues with shareholders and views expressed will be communicated by the chairman to the board. As part of this initiative, the chairman offers to meet with significant shareholders in the month before the AGM specifically to deal with issues arising from the annual report and notice of AGM. All non-executive directors of the company have been invited to participate in this process. Comment on the annual report is conveyed through the audit and remuneration committees to the board.

10. Risk management

10.1 System enhancements

The group's risk management system is subject to regular review to ensure full compliance with the requirements of the Combined Code and the Turnbull Guidance on internal control and is designed to deliver improved value to the operating businesses.

In 2004 a programme was initiated to enhance the group's risk management framework of prudent and effective controls, which enable risk to be assessed and managed appropriately to the evolving structure and needs of the group.

These enhancements now include the following.

a. The appointment of a group risk manager to further develop and guide the risk management approach within the group.
b. The formal adjustment of the group's existing risk management system to improve:
- alignment with strategic and operational business objectives;
- risk accountability and oversight;
- a more robust framework to effectively identify, assess and manage risk;
- greater co-ordination of risk activities and sharing of risk information globally;
- greater visibility of the progress of key risk controls for the risk management committee; and

- group internal audit assurance as to group-wide compliance with the risk management policy.

c. The appointment of regional risk management co-ordinators.
d. The implementation of a common terminology and standards for managing operational risk.

10.2 Risk and the board of directors
The directors are ultimately responsible for the group's risk management systems and for reviewing their effectiveness. The risk management system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and there is an ongoing process in place for identifying, assessing, managing, monitoring and reporting on the significant risks faced by individual group companies and by the group as a whole. This process, which has been regularly reviewed during the period, has been in place for the year under review up to and including the date of approval of the annual report and accounts.

In accordance with Turnbull guidance, reviews on the effectiveness of the risk management system were carried out by the executive committee (excom), acting as the risk management committee in May and November 2004 and in May 2005.

10.3 Risk and the executive committee
The excom, which is chaired by the chief executive, and comprises senior SABMiller plc executives, has specific responsibility for the system of risk management. Excom reviews the risk reports of the group and the business units twice yearly, reporting to the board on key risks and their associated mitigating actions.

10.4 Enterprise-wide risk management
The focus of risk management in the group is to support the delivery of business objectives by identifying, assessing, managing and monitoring risk across the group. Management is involved in a continuous process of developing and enhancing its comprehensive risk and control procedures to improve the mechanisms for identifying and monitoring risks.

Key features of the group's system of risk management are:

- group statements on strategic direction, ethics and values;
- clear business objectives and business principles;
- an established risk policy;
- a continuing process for identification and evaluation of significant risks to the achievement of business objectives;
- management processes in place to mitigate the significant risks to an acceptable level;
- continued monitoring of significant risks and internal/external environmental factors that may change the group's risk profile; and
- an internal audit process review of the risk management system.

In addition to excom's twice yearly reports to the board on key risks, there is a process of regular reporting to the board through the audit committee on the status of the risk management process and internal control systems, and any evolving risk issues or internal control breakdowns that may have occurred.

Key reports include those that identify, rank, monitor and measure strategic, operational and financial risks in each division and on a group basis. These are supplemented by reports on internal control processes and breakdowns, along with reviews of the structure and effectiveness of internal audit functions.

11. Internal control
The group's systems of internal control are designed and operated to support the identification and management of risks affecting the group and the business environment in which it operates. As such, they are subject to continuous review as circumstances change and new risks emerge.

Key features of the systems of internal control are:

- written policies and procedures within each business, which are detailed in policy manuals, clearly defined lines of accountability and delegation of authority, and comprehensive reporting and analysis against approved standards and budgets
- group treasury operations control and reduce exposure to interest rate, counterparty, liquidity and currency transaction risks and co-ordinate the activities of group companies in this area. Treasury policies, risk limits and monitoring procedures are reviewed regularly by the audit committee on behalf of the board
- minimisation of operating risk by ensuring that the appropriate infrastructure, controls, systems and people are in place throughout the businesses. Key policies employed in managing operating risk involve segregation of duties, transaction authorisation, monitoring, financial and managerial reporting
- business resumption planning, including preventative and contingency measures, back-up capabilities and the purchase of catastrophe insurance to ensure ongoing product and service delivery under adverse conditions.

Assurance on compliance with systems of internal control and on their effectiveness is obtained through regular management reviews, control self-assessment, internal audit reviews and testing of certain aspects of the internal financial control systems by the external auditors during the course of their statutory examinations. The group's various divisional audit committees consider the results of these reviews regularly, to confirm the appropriateness and satisfactory nature of these systems, while ensuring that breakdowns involving material loss, if any, together with remedial actions, have been reported to the appropriate boards of directors.

At the half year and at the year end the divisional managing directors and finance directors of all the group's operations are required to submit formal letters of representation on controls, compliance and notification of continuing or potential operational, financial and legal risks or claims. These letters form the subject of reports to the audit committee. These letters, including the review described above, cover all subsidiary companies but do not cover associates, (except for Tsogo Sun, which does submit letters of representation), or joint ventures. Directors, executives, key managers and professionals also make annual written declarations of interests and are obliged to report without delay any potential or actual conflicts of interest which may arise.

The directors are responsible for the group's systems of internal control and for reviewing their effectiveness and the board has conducted a review of the effectiveness of the company's internal controls covering all material controls, including financial, operational and compliance controls and risk management systems. The systems of internal control are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can provide reasonable, but not absolute, assurance against material misstatement or loss. In reviewing these, the board has taken into account the results of all the work carried out by internal and external auditors to audit and review the activities of the group.

12. Internal audit

Internal audit functions operated in all of the group's principal business units in the period under review, reporting to local senior finance management with direct access to local audit committees. Under the newly implemented global internal audit structure the local and regional audit function has direct interface with the group internal audit function through the chief internal auditor. The internal audit activities are performed either by teams of appropriate, qualified and experienced employees, or through the engagement of external practitioners upon specified and agreed terms with equivalent access. These structures are reviewed annually for effectiveness, utilising periodic reviews by external consultants.

The Global Internal Audit Strategy was formally approved by the audit committee in May 2004, and implementation of a centrally co-ordinated internal audit function has been underway since June 2004. A new Global Internal Audit Methodology has been developed and rolled out across the internal audit function at the regional and country levels. A primary output from the methodology are reports on global internal audit activities for presentation to the audit committee on a periodic basis.

A formal review of the effectiveness of internal audit was conducted by the chief internal auditor and co-ordinated by the company secretary. This was conducted by using a standard questionnaire that was completed by head office and hub internal audit staff. On the basis of information received, the chief internal auditor prepared for the audit committee a summary of his assessment of the global internal audit function, status of the strategy and methodology of implementation, plus a snapshot of views regarding independence and objectivity.

The audit committee has satisfied itself that adequate, objective internal audit assurance standards and procedures exist within the group, and that formal initiatives are under way to provide for continuous improvements to the quality and objectivity of the global internal audit function.

13. Whistleblowing measures

A number of significant group companies have had whistleblowing measures in place for some time (Miller Brewing Company, Beer South Africa). During the year measures were implemented to ensure that all employees in the subsidiaries within the group now have the opportunity to make confidential disclosures about suspected impropriety and wrongdoing. The implementation and continued functionality of the system has been verified. The audit committee is notified of all disclosures made and progress in resolution. The company secretary, in consultation with the chief internal auditor, decides on the appropriate method and level of investigation. The results of investigation, and actions taken, are reported to the audit committee which has the power to request further information, conduct its own inquiries, or order additional action as it sees fit.

the boar



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2
3
8

Graham Mackay ^ † (1)
BSc (Eng), BCom
Chief executive
(55) Mr Mackay joined The South African Breweries Ltd in 1978 and has held a number of senior positions in the company, including executive chairman of the beer business in South Africa. He was appointed group managing director in 1997 and chief executive of South African Breweries plc upon its listing on the London Stock Exchange in March 1999. The company was renamed SABMiller plc following the Miller Brewing Company transaction in 2002. Mr Mackay is also a non-executive director of Reckitt Benckiser plc.

Malcolm Wyman ^ † (2)
CA (SA)
Chief financial officer
(58) Mr Wyman has been with the company since 1986, becoming group corporate finance director in 1990 and chief financial officer in 2001, having responsibility for the group's finance operations, corporate finance and development, and group strategy. Prior to joining SABMiller, he was an executive director of UAL Merchant Bank in South Africa.

Meyer Kahn BA + ^ (3)
(Law) MBA, DCom(hc) SOE
Chairman
(65) Mr Kahn joined the group in 1966 and occupied executive positions in a number of the group's former retail interests before being appointed to the board of South African Breweries Limited (SAB Ltd) in 1981. He was appointed group managing director of SAB Ltd in 1983 and executive chairman in 1990. In 1997, he was seconded full-time to the South African Police Service as its chief executive, serving for two and a half years. In 1999 he joined the group's board as chairman. Amongst other awards, he holds an honorary doctorate in commerce from the University of Pretoria and was awarded The South African Police Star for Outstanding Service (SOE) in 2000.

John Manzoni # ^ (8)
BEng, MEng, MBA
(45) Chief executive, Refining and Marketing, BP plc. Mr. Manzoni joined BP in 1983, and has held various positions in the group including regional president for the eastern United States (2000) and executive vice president and chief executive for Gas Power and Renewables (2001), a post he held until his current appointment in 2002. He was appointed to the BP board in January 2003. He is also a member of the advisory board of the Stanford Graduate School of Business and the Accenture Energy Advisory Board. He joined the board in 2004.


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6
7
10
11
12

Geoffrey Bible (4)
FCA (Aust), ACMA
(67) Mr Bible served as chief executive officer of Altria Group, Inc. (formerly Philip Morris Companies Inc.) from June 1994 until August 2002 and as chairman of the board from January 1995 until August 2002, when he retired. He also served as chairman of the board of Kraft Foods Inc. from March 2001 until August 2002, when he retired. Mr Bible joined the board in August 2002, following the completion of the Miller Brewing Company transaction.

Nancy De Lisi * (5)
BA, MPA
(54) Senior vice president mergers and acquisitions Altria Group, Inc. (formerly Philip Morris Companies inc.). Ms De Lisi joined Altria in 1985 and previously held positions within Altria as vice president finance and treasurer, treasurer, vice president treasurer international, and assistant treasurer. Ms De Lisi joined the board of SABMiller plc in August 2002, following the completion of the Miller Brewing Company transaction.

Robert Fellowes * ^ + # (6)
(63) Chairman of Barclays Private Bank. Lord Fellowes was Private Secretary to the Queen from 1990 until 1999, having joined the Royal household in 1977 from a career in the London Money Market. He also chairs the Prison Reform Trust and is a trustee of the Rhodes Trust and the Mandela-Rhodes Foundation. He was appointed to the board in 1999.

John Manser * # ^ + (7)
CBE, DL, FCA
(65) Chairman of Intermediate Capital Group plc, Shaftesbury PLC and Hiscox Investment Management Ltd and deputy chairman of Colliers CRE plc. Mr Manser was chairman of Robert Fleming Holdings Limited between 1997 and 2000, a director of the Securities and Investments Board between 1986 and 1993, a past chairman of the London Investment Banking Association and a member of the President's Committee of the British Banking Association between 1994 and 1998. He joined the board in June 2001.

Miles Morland * + # (9)
(61) Chairman of Blakeney Management, an investment management firm specialising in Africa, which he founded in 1990. Mr Morland is a director of a number of emerging market funds and of various companies active in Africa. He was appointed to the board in 1999.

Ning Gaoning ('Frank' Ning) (10)
BA(Econ), MBA
(46) Chairman of China National Cereals, Oils & Foodstuffs Corporation, chairman of COFCO International Ltd. (listed in Hong Kong). Mr Ning is also a director of Lippo China Resources Ltd., The Hong Kong Building and Loan Agency Ltd. (both listed in Hong Kong), and BOC International Holdings Ltd. He joined the board in October 2001.

Cyril Ramaphosa ^ (11)
Bproc, LLD(hc)
(52) Chairman of Johnnic Holdings, executive chairman of Shanduka Group and holds directorships in Macsteel Holdings, MTN Group Ltd, The Bidvest Group, Standard Bank and Alexander Forbes. Mr Ramaphosa also sits on the board of the Nelson Mandela Foundation and the Commonwealth Business Council. He joined the board of The South African Breweries Ltd in 1997 and was appointed to the board of South African Breweries plc upon its listing on the London Stock Exchange in March 1999.

Robin Renwick + # (12)
MA
(67) Vice chairman, JPMorgan Cazenove Ltd, chairman of Fluor Ltd, and a director of British Airways plc, Compagnie Financière Richemont and BHP Billiton Plc. Lord Renwick of Clifton served as British Ambassador to South Africa from 1987 to 1991 and as British Ambassador to the United States from 1991 to 1995. He joined the board in 1999.

^ Corporate accountability and risk assurance committee (CARAC)
† Executive committee
+ Nomination committee
# Remuneration committee
* Audit committee


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Executive committee

The excom is appointed by the chief executive. It comprises the chief financial officer, divisional managing directors and directors of group functions. Its purpose is to support the chief executive in carrying out the duties delegated to him by the board. In that context, excom co-ordinates brand and operational execution and delivers strategic plans and budgets for the board's consideration. It also ensures that regular financial reports are presented to the board, that effective internal controls are in place and functioning, and that there is an effective risk management process in operation throughout the group.

Norman Adami (1)
BBusSc (hons), MBA
President and chief executive officer, Miller Brewing Company
(50) Norman Adami was appointed president and chief executive officer of Miller Brewing Company in 2003. Before this appointment he spent nine years as managing director of The South African Breweries Ltd (SAB Ltd) and from 2000 to 2003 held the positions of managing director and chairman.

Mr Adami began his career with the group in 1979 and held a number of senior positions within SAB Ltd, including regional and operations director, before his appointment to managing director in 1994.

Alan Clark (2)
MA, DLitt et Phil
Managing director, SABMiller Europe
(45) Alan Clark has served as managing director of SABMiller Europe since 2003. He joined SABMiller plc's subsidiary, The South African Breweries Ltd (SAB Ltd), in 1990 as a training and development manager. He has since held a number of senior posts in the group, including marketing director of SAB Ltd, managing director of Amalgamated Beverage Industries Ltd and chairman of Appletiser South Africa (Pty) Ltd.

Before joining SABMiller, Dr Clark practised as a clinical psychologist and lectured in psychology at Vista University in South Africa.

Sue Clark (3)
BSc (hons), MBA
Corporate affairs director
(41) Sue Clark joined SABMiller plc in 2003, when she was appointed corporate affairs director. Prior to this, she held a number of senior roles in UK companies, including director of corporate affairs for Railtrack Group and director of corporate affairs for Scottish Power plc.

Tony van Kralingen (4)
BA (hons)
Managing director, The South African Breweries Limited
(47) Tony van Kralingen was appointed managing director of The South African Breweries Ltd (SAB Ltd) in 2003. Mr van Kralingen joined SAB in 1982 and subsequently held a number of senior posts within the SABMiller group. These include managing director of Plzeňský Prazdroj A.S., marketing director for SAB Ltd and operations director (Northern Regions) for SAB Ltd.

Johann Nel (5)
BA (hons)
Human resources director
(48) Johann Nel became director of human resources for the group in 2002. He joined SABMiller plc's subsidiary, The South African Breweries Ltd (SAB Ltd) in 1997, being appointed human resources director in 1998.

Mr Nel previously owned a consulting organisation, and had worked with SAB Ltd on various major strategy, organisational development and human resources projects since 1988. He has co-authored a book on managing productive change in organisations and was involved in initiatives to encourage business involvement in the democratisation of South Africa in the 1980s and 1990s.

André Parker (6)
B Econ (hons)
Managing director, SABMiller Africa and Asia
(54) André Parker was appointed to his current position in 1994. Mr Parker joined the group in 1975, and has held a number of senior positions in marketing and general management within its African operations. These have included general manager, The South African Breweries Central Region, and managing director, South African Breweries International Africa.

Mark Sherrington (7)
BSc (hons)
Marketing director
(49) Mark Sherrington was appointed marketing director in 2002. He joined SABMiller plc from the leading international marketing organisation, The Added Value Group, which he co-founded in 1988. Mr Sherrington has also written and published a book on growing brands using the marketing approaches and techniques which he developed during his time in consultancy. Previously, he worked at Unilever for 11 years, holding a number of senior marketing positions in Europe and internationally.

Andrew Tonkinson (8)
BA, B Juris
Group company secretary
(60) Andrew Tonkinson became group company secretary of The South African Breweries Ltd (SAB Ltd) in 1992 after 16 years' service at The Lion Match Company, then a group subsidiary. He became group company secretary of SABMiller plc (then known as South African Breweries plc) upon the group's relisting on the London Stock Exchange in 1999.

Prior to joining SABMiller plc, Mr Tonkinson worked for Syfrets Trust Ltd in South Africa for eight years.

directors' report 2005

The directors have pleasure in submitting to shareholders their report, together with the audited financial statements for the year ended 31 March 2005.

Business activities and development

	2005 US$m	2004 US$m
Turnover	**14,543**	12,645
EBITA*	**2,409**	1,893
Profit before tax	**2,194**	1,391
Adjusted profit before tax*	**2,242**	1,705
Adjusted earnings*	**1,251**	925
Adjusted earnings per share*		
US cents	**103.2**	77.6
UK pence (up 22%)	**55.9**	45.8
SA cents (up 17%)	**641.8**	547.6
Adjusted diluted earnings per share (US cents)	**99.8**	75.2
Basic earnings per share (US cents)	**94.1**	54.1
Dividends per share (US cents)	**38.0**	30.0
Net cash inflow from operating activities	**2,792**	2,292

* EBITA and adjusted profit before tax comprise profit before interest and tax (US$2,361 million) and profit before tax (US$2,194 million) respectively before goodwill amortisation (US$366 million – see note 5) and before exceptional items (net credit US$318 million). The calculations of adjusted earnings and adjusted earnings per share measures are given in note 11. All references to EBITA refer to pre-exceptional EBITA.

Statements by the chairman, chief executive and chief financial officer on the performance during the year and the future prospects of the group's businesses are included at pages 4 to 5 of the chairman's statement, pages 6 to 9 of the chief executive's review and pages 28 to 33 of the financial review of this report, respectively. The principal activities of the group are the manufacture, distribution and sale of beer and soft drinks, further details of which are set out at pages 10 to 27 of the review of operations section of this report.

Acquisitions, disposals, significant financing transactions and investments during the year

In June 2004 the group's Chinese associate, China Resources Snow Breweries Ltd (CR Snow), acquired a 90% interest in two brewery plants in China from Anhui Longjin Group Limited for approximately US$34 million, including the assumption of certain liabilities totalling US$10 million. The remaining 10% has been retained by the seller.

On 3 June 2004 SABMiller's subsidiary, Gardwell Limited (Gardwell) accepted an offer for its shares in Harbin Brewery Group Limited, pursuant to which it received US$211 million in cash. The sale resulted in a substantial profit for Gardwell on the shares, which had been acquired by Gardwell in June 2003.

In June 2004 the group completed the acquisition of a 94.3% interest in the Romanian brewing company S.C. Aurora S.A. (Aurora), with the holding subsequently increased to 99.5%. With effect from 1 January 2005, Aurora was merged into our Romanian subsidiary, Compania de Bere Romania SA.

In July 2004 the group disposed of its remaining 11.2 million shares (or 21% holding) in Edgars Consolidated Stores Ltd (Edcon) by way of a global private placement.

During October 2004, CR Snow acquired Lion Nathan's Chinese brewing interests in the Yangtze River Delta region, for an equity value of US$71 million and the assumption of approximately US$83 million of debt.

In December 2004 the group acquired all of the outstanding shares in the South African company, Amalgamated Beverage Industries Limited for a total value of approximately US$597 million including costs, pursuant to a scheme of arrangement.

In December 2004 the group announced that it was exercising its right to call for the redemption of all of its US$600 million 4.25% guaranteed convertible bonds that remained in issue. In accordance with the terms upon which those bonds were issued, all of the bondholders (or the Trustee acting on their behalf) elected to convert their bonds into the company's ordinary shares, which resulted in the company issuing a further 69,057,697 ordinary shares and all of the bonds being cancelled.

In February 2005 the group acquired a further 39.8% interest in Birra Peroni S.p.A. for a cash consideration of US$205 million, including costs. This acquisition takes SABMiller's interest in Birra Peroni to 99.8%.

Post-balance sheet events

In April 2005 the group announced that CR Snow had entered into an agreement with the Fuyang City government to acquire the assets of the Fuyang City Snowland Brewery Company in Anhui province for a cash consideration of US$15 million. Following completion, CR Snow will make a further investment to expand the capacity of Snowland Brewery to 2 million hectolitres per year.

In May 2005 the group announced that it had agreed terms to acquire shares in the Slovakian brewer, Topvar, a.s (Topvar). Initially, SABMiller will acquire an interest of between 33% and 49%, though, pursuant to put and call options agreed with Topvar's controlling shareholders, SABMiller's interest could increase to up to 100% within two years.

In May 2005 the group's Indian subsidiary, MBL Investments Limited (Mysore), acquired the Shaw Wallace Group's interest in the brewing operations of the Indian operating company, SKOL Breweries Ltd (SKOL), taking the group's interest in SKOL to 99%. The balance of the shares is held by third party minority investors.

For more information about these transactions, please see the news section of our website.

Share capital

During the year, the issued ordinary share capital increased from 1,000,315,608 shares of 10 US cents each to 1,101,759,844 ordinary shares of 10 US cents each.

69,191,006 new ordinary shares were issued following the conversion of 4.25% guaranteed convertible bonds.

In accordance with its rights under the Relationship Agreement between Altria Group, Inc. and SABMiller, Altria exercised its right to require SABMiller to convert 27,640,206 convertible participating shares into the same number of the company's ordinary shares of 10 US cents each which reduced the number of convertible participating shares in issue to 167,411,024.

4,613,024 new ordinary shares were issued to satisfy the implementation of options in the SABMiller plc Mirror Executive Share Purchase Scheme, the SABMiller plc Approved Executive Share Option Scheme and the SABMiller plc Executive Share Option (No 2) Scheme.

In addition, the company has 77,368,338 non-voting convertible participating shares of 10 US cents each, 167,411,024 convertible participating shares of 10 US cents each and 50,000 deferred shares of £1 each, in issue. No further non-voting convertible participating shares, convertible participating shares or deferred shares were issued during the year.

Dividends

An interim dividend of 12.0 US cents per share in respect of the year ended 31 March 2005 was paid on 20 December 2004.

The board has proposed a final dividend of 26.0 US cents per share for the year, making a total of 38.0 US cents per share for the year, representing a dividend cover ratio of 2.6 times adjusted diluted earnings. Shareholders will be asked to approve this proposal at the annual general meeting, scheduled for 28 July 2005. In the event that approval takes place, the dividend will be payable on 5 August 2005 to those shareholders on either register on 8 July 2005. The ex-dividend trading dates as stipulated by the London Stock Exchange and the JSE Securities Exchange South Africa will be 6 July 2005 for shares traded on the London Stock Exchange and 4 July 2005 for shares traded on the JSE Securities Exchange South Africa, respectively. As the group reports in US dollars, dividends are declared in US dollars. They are payable in sterling to shareholders on the UK section of the register and in South African rand to shareholders on the RSA section of the register. The rates of exchange used for conversion will be those applicable on 13 May 2005, being the last practical date before the declaration date ($/£=1.8556 and R/$=6.3100). This results in an equivalent final dividend of 14.0116 UK pence for UK shareholders and 164.0600 SA cents for RSA shareholders. The equivalent total dividend for the year for UK shareholders is 20.4985 UK pence (2004: 17.2350 UK pence) and for RSA shareholders is 237.4868 SA cents (2004: 202.6501 SA cents).

Notifiable interests

Notifiable interests representing 3% or more of the issued ordinary share capital of the company are disclosed in note 36 to the financial statements.

Annual general meeting

The company's annual general meeting will be held at the Hotel InterContinental, One Hamilton Place, Hyde Park Corner, London, W1V 7QY, England at 11.00am on Thursday 28 July 2005. Notice of the meeting is enclosed with this report and may also be obtained from the company's website.

Governance and directors' interests

Particulars of the directors of the company and the secretary are set out separately in the board and executive committee sections of this report.

The membership and terms of reference of each board committee are further described at pages 39 to 45 of the corporate governance section. The report on directors' remuneration (including directors' interests in the securities and shares of the company) is set out at pages 52 to 61 of the remuneration report. The statement regarding the directors' responsibilities in respect of the financial statements is also set out separately, at page 62.

Details of internal control compliance, including financial control, are set out at pages 44 to 45 of the corporate governance section.

Auditors

PricewaterhouseCoopers LLP have expressed their willingness to continue in office and resolutions proposing their re-appointment and authorising the board to set their remuneration will be submitted to the forthcoming annual general meeting.

Impact of International Financial Reporting Standards (IFRS)

More information about the group's adoption of the IFRS is set out in the financial review at pages 32 to 33.

Employment policies

The continued motivation of employees and management towards overall productivity enhancement in the business, by increasing empowerment, is a fundamental feature of the group's operating philosophy and is key to the management of risk. This is achieved through training, development, information sharing and progressive co-operative contributions to operating methods and planning, supported by rewards at competitive levels, including short-term and long-term incentives, where appropriate.

It is the aim of the group to be the employer of choice in each country in which it operates. In order to achieve this, each company designs employment policies which are appropriate to its business and markets and which attract, retain and motivate the quality of staff necessary to compete.

The group is committed to an active equal opportunities policy from recruitment and selection, through training and development, appraisal and promotion to retirement. In South Africa, there remains a special focus on achieving demographic balance across management grades.

Within the constraints of local law it is our policy to ensure that everyone is treated equally, regardless of gender, colour, national origin, race, disability, marital status, sexual orientation, religion or trade union affiliation.

Reports to employees are published, to international standards, by the major subsidiary companies and divisions. More information on the group's employment practices is contained in the group's Corporate Accountability Report 2005, which is published and distributed as a companion document to this report.

Purchase of own shares

At the last annual general meeting, shareholder authority was obtained for the company to purchase its own shares up to a maximum of 10% of the number of ordinary shares in issue on 19 May 2005 for a period ending on the earlier of the next annual general meeting or 29 October 2005, provided that certain conditions (which relate to the purchase) are met.

The notice of annual general meeting proposes that shareholders approve a resolution updating and renewing this authority.

Shares in the company may also be purchased under the conditions of the Employee Benefit Trust, details of which are provided in the report on directors' remuneration.

The company did not repurchase any of its shares during the year.

Corporate accountability

SABMiller's corporate accountability approach is set out in the group's Corporate Accountability Report 2005 that accompanies this report. The group's social, environmental and economic performance is set out in more detail on the company's website.

Donations

The Companies Act 1985 requires the company to record donations made by it for charitable purposes in the United Kingdom. During the year under review, the aggregate amount of these donations was US$474,000. This was comprised of the following donations: US$322,000 to charities supporting the victims of the Asian Tsunami crisis, US$114,000 in support of Addaction, the drug and alcohol education charity and US$38,000 in scholarships for students from China and South Africa to study in the United Kingdom.

In addition, the group contributed over US$16.4 million across its worldwide operations through its corporate social investment programmes. More information on these programmes is in the corporate accountability report.

Whilst it remains the group's policy that political donations are only made by exception and in accordance with local laws, after careful consideration, the following political donations were sanctioned during the year.

During the year under review, which coincided with the Federal election in the USA, Miller Brewing Company made contributions to the campaigns and office running costs of individual elected officials and candidates who indicated their support for the beer industry, in accordance with all relevant laws. Political donations made by businesses in the USA are an accepted part of the socio-political environment. The contributions amounted to US$1.074 million in aggregate.

The group's operations in Central America sold soft drinks to the two major political parties in connection with elections taking place during the year. The sales were made at cost price, which resulted in a discount of US$1,400 on retail value. In addition, the group provided notebooks and other materials for use in underprivileged schools following a request from a national political party in Honduras. The total value of these materials was US$1,184.

The board has reaffirmed the group's policy not to make donations to political parties in the European Union.

Research and development

The group continues to invest in new products and processes, as well as new technologies to improve overall operational effectiveness. The group's scientific research continues to yield solid progress in brewing, raw materials, new products and brands, packaging and in proprietary technologies.

Payment of suppliers

Operational companies across the group agree terms and conditions with suppliers before business takes place, and its policy and practice is to pay agreed invoices in accordance with the terms of payment. At the year-end the amount owed by the company to trade creditors was equivalent to 59.7 days (2004: 54.6 days) of purchases from suppliers.

remuneration report

Introduction

The following report and recommendations of the remuneration committee have been approved without amendment by the board for submission to shareholders.

Other than as is specifically indicated in this report, the committee intends to apply identical policies to each component of executive director remuneration as in the year under review.

Except where noted below, the company complied throughout the reporting year with the provisions of Schedule A of the 2003 Combined Code relating to the design of performance-related remuneration. The contents of this report also comply with the Directors' Remuneration Report Regulations 2002.

Information not subject to audit

Composition and terms of reference of the remuneration committee (the committee)

During the financial year to 31 March 2005 the members of the committee were Lord Renwick of Clifton, Lord Fellowes, Mr Morland and Mr Manser. Mr Bible and Mr Kahn joined meetings as observers and also present were the group chief executive, Mr Mackay, and the group secretary, Mr Tonkinson, other than when their own remuneration was discussed.

With effect from 1 August 2004, Lord Renwick stood down as committee chairman, Mr Kahn left the committee and Mr Morland assumed the chair. On 1 April 2005, Lord Renwick left the committee and was replaced by Mr Manzoni, resulting in the committee being fully independent for the new financial year.

The committee deals with the remuneration of the executive directors and other members of the executive committee, as well as approving all grants and awards under the company's share incentive plans, in accordance with its Terms of Reference approved by the board. Consideration is also given to the company's group-wide compensation and incentive policies to ensure alignment.

Advisers

In the course of its deliberations, the committee has considered the views of the group chief executive on the remuneration and performance of his reports on the executive committee. The group secretary, the group human resources director and the group head of compensation and benefits have also provided information to the committee relating to the co-ordination of global pay policies, expatriate and local pay for international deployments and equity usage through share incentive plans.

The committee reviewed the appointment of Mercer Human Resource Consulting (Mercer) as its independent adviser and decided to continue to employ Mercer to provide independent market information and remuneration advice on an ongoing basis. Mercer also provides advice to the company on pensions and risk matters.

Remuneration policies

The committee has operated a framework of policies, within which it has set the remuneration package for each executive director, applying the principles of Section 1 of the Combined Code. It is satisfied that it has complied with the provisions of Section 1 throughout the year. It is the policy of the committee that executive directors should have 12-month contracts. Current practice complies fully with this policy.

The overall policy of the committee has been to ensure that executive directors and senior managers are rewarded for their contribution to the group's operating and financial performance at levels which take account of industry, market and country benchmarks. The basic objective of the policy is that members of the executive committee should receive remuneration which is appropriate to their scale of responsibility and performance and which will attract, motivate and retain individuals of the necessary calibre. The committee takes account of the necessity of being competitive in the different parts of the world in which the company operates, particularly with regard to comparators in the USA. The company intends to take this policy forward.

The committee has implemented its policy agreeing a remuneration package for each director comprised of annual base salary, an annual cash bonus plan, long-term incentives through participation in share option and performance share plans, pension contributions, other security and health benefits and benefits in kind. The base salaries, pensions and other benefits provided are intended to establish a level of 'fixed' pay which is competitive with its chosen comparators. The variable pay elements provided by short-term and long-term incentives form a significant proportion of executive directors' pay and are intended to provide superior total pay opportunities if the company's and each individual's performance merits that.

The short-term and long-term incentives provided to the executives have been based on multiples of base pay and have been provided under plans, details of which are set out in the following pages. In order to align with the interests of shareholders, share incentives are considered to be critical elements of executive remuneration policy. The committee considers that all elements of the package are of equal importance in supporting the group's remuneration policy.

In setting remuneration for the executive directors and other members of the executive committee, the committee continued to have regard to the pay levels of UK companies of comparable size to SABMiller plc. It also took into account pay levels and practices in the company's principal international competitors and in companies in the US and South Africa comparable to its divisions in those countries.

The company has a spread of business across many geographically diverse, developing and developed country markets, often in local partnership in new markets. The committee has taken the view that to report and seek to analyse comparisons between higher and lower paid employees will serve no meaningful purpose.

During the year the committee reviewed its approach to determining pay and the structure of pay arrangements for the executive directors and members of the executive committee, taking account of the views of institutions and feedback on last year's report. In particular, the committee considered the retesting of the performance condition for vesting of options granted under the company's Approved and No 2 Schemes (as defined on page 54). It was agreed that, as limited retesting (from a fixed base) had only been introduced in 2002 with the changes in operation of those plans, it was not appropriate yet to move to a single test but this would be kept under review.

In this regard, the committee is mindful that the company's executives in the Americas, Africa and China have annual performance and potential assessments which directly affect the quantum of share options granted to them annually under the South African and International Share Schemes. In line with US and South African practice, these options have no further performance hurdles but vest on a time basis. The committee is reluctant to increase the competitive disadvantage for the UK (and other) executives, who undergo similar annual assessments but receive performance-conditioned options through the UK Scheme, by removing the limited retesting facility.

There was a continuing debate about the appropriateness of the comparator group of brewers against which SABMiller measures its total shareholder return (TSR) for awards under the Performance Share Scheme (as defined on page 55). Taking account of advice from Mercer and the group chief financial officer, the committee agreed at its meeting in February 2005 to make future performance share awards subject to TSR performance relative to the group of companies listed on page 55 and to keep under review the continued relevance of that group. This adjustment aligns these performance peers with those identified as competitors within or for its markets internationally, allowing for rationalisation in the global beverage industry.

The committee considered the question of adding the value of the dividends paid on shares during the performance period to performance share awards, with a corresponding adjustment to the initial value of awards. It does not intend to do this as it is not clear that there is any net incentive benefit.

Base pay

The committee reviews the salaries of executive directors at its meetings in May each year. Following its established practice, the salaries of the executive directors were compared with pay levels of a group of 30 UK listed companies of comparable size to SABMiller plc in May 2005, in terms of market value, as analysed by Mercer. It was noted that SABMiller had moved from a ranking in the 80s in the FTSE 100 at the time of listing in 1999 to number 29 at the end of March 2005. As a result, the company's peer group now comprises significantly larger companies with higher pay scales.

Taking account of this, the committee made a significant one-time adjustment to the executive directors' salaries from 1 April 2005.

Details of the salaries applying from 1 April 2005 and the percentage changes from 31 March 2005 levels for the executive directors are shown in the table below:

Executive directors at 31 March 2005	2005 Salary £	2006 Salary £	% change from 2005
EAG Mackay	**735,000**	875,000	19.0
MI Wyman	**450,000**	525,000	16.7

The committee received advice from the group chief executive and Mercer on appropriate pay levels for the other members of the company's executive committee:

- for those executives based in the UK, salaries were determined by reference to appropriate UK benchmarks;
- for those executives, other than those resident in the USA, whose primary responsibilities were for operations of business units outside the UK, part of base pay was related to appropriate benchmarks in their theatres of operation and the balance to UK pay levels;
- in the case of the executives responsible for the South African, European and Africa/Asia operations respectively, salary was determined on the assessment that 30% of their time was spent on SABMiller plc duties and therefore related to the UK and global markets, while 70% was on duties for their businesses in their regions; and
- US salary levels have been determined by reference to the relevant US market comparators.

Annual incentive plans

In addition to salary, each of the executive directors and members of the executive committee was entitled to participate in an annual bonus plan to reward the achievement of group financial, divisional financial (where applicable), strategic and personal performance objectives agreed by the committee. The group chief executive may in future earn a bonus of up to 175% of base salary (100% in the reporting year). The group chief financial officer may earn a bonus of up to 120% of base salary (75% in the reporting year) and other executive committee members may earn bonuses of up to 120% on their pay in the UK and 150% in both the USA and South Africa.

Research provided by Mercer showed that the previous limits had become uncompetitive against SABMiller's UK peer group and, for overseas resident employees, in key markets such as the USA and South Africa.

The group financial performance targets for the bonus plans related to earnings per share (EPS) growth and EBITA margin. The divisional financial targets varied according to divisional value drivers derived from group needs and included EBITA, EBITA margin and sales volumes. Financial performance targets comprise 60% of the incentive bonus potential. Strategic and personal targets are specific and measurable.

At its meeting on 17 May 2005, the committee received assessments of the performance of the executives participating in the bonus plans against their agreed targets. In light of the achievement against the group financial targets and the levels of achievement against their strategic and personal objectives, the committee agreed the payments of bonuses as shown below to the executive directors:

	2005 Bonus £	% of salary	% achievement	2004 Bonus £
EAG Mackay	**735,000**	100	100	681,000
MI Wyman	**335,000**	74	99	315,000

Long-term incentive plans

Share option schemes

At the time of its primary listing on the London Stock Exchange the company established and has since operated:

- the SABMiller plc Approved Share Option Scheme (Approved Scheme) approved by the UK Inland Revenue;
- the SABMiller plc Executive Share Option No 2 Scheme (No 2 Scheme); and
- the SABMiller plc Mirror Executive Share Purchase Scheme (South Africa) (Mirror Scheme).

On the acquisition of Miller, shareholders approved the establishment of share incentive arrangements for international employees of the group, principally in the Americas. These arrangements comprised:

- the SABMiller plc International Employee Share Scheme (International Scheme); and
- the SABMiller plc International Employee Stock Appreciation Rights Scheme (SARs Scheme).

All grants of options or rights over shares under these plans have to be at the market value of the company's shares at the time of grant.

Executive directors and employees in the UK are only permitted to participate in the Approved Scheme (in which participation is limited to £30,000 of outstanding options) and the No 2 Scheme. The tables on page 60 give details of the grants made to the executive directors in 2004, those exercised during the year and those still outstanding and unexercised from previous years.

Following approval at the company's AGM in July 2001 of the remuneration policy as set out in the annual report for the year ended 31 March 2001, the company amended its practice in regard to share option grants. The policy for participation in the No 2 Scheme since July 2001 has provided for annual grants of options equivalent in face value to fixed percentages of base salary with the right to exercise subject to the performance condition described below.

Grants made in the year under review were to 200% of base salary for the group chief executive and to 150% in the case of the group chief financial officer (other executive committee members employed in the UK may be granted up to either 125% or 150% under this scheme, depending on their roles and responsibilities). For these annual grants the performance condition relates the ability to exercise ('vesting') an increasing proportion of an option to higher performance achieved ('sliding scale vesting'). If such an option has not vested by the fifth anniversary of its grant date it will lapse.

Options granted under the Approved and the No 2 Schemes may normally only be exercised between three and ten years after grant. The right to exercise is dependent on the achievement of adjusted EPS growth targets, calculated on the basis of the definition of Headline Earnings in the Institute of Investment Management and Research's Statement of Investment Practice No 1, chosen because of their ready visibility both to executives and to shareholders:

- options granted prior to 2002 to each executive director had a performance condition for vesting which required growth in adjusted EPS (expressed in sterling) of 3% per annum compound in excess of the change in the Retail Price Index (RPI) over any three-year period within the ten-year option life. This performance condition was satisfied in respect of all options granted to executive directors in 1999, 2000 and 2001. Details of the EPS levels of achievement by comparison with the RPI movement over the respective periods are given in the notes to the share option scheme tables on page 60.
- options granted in 2002 and after to each executive director have a performance condition that the base annual award (determined by reference to the previous grant levels of 130% of annual salary for the chief executive, 115% of annual salary for other executive directors and up to 100% for other participants) will continue to vest at compound EPS growth of RPI + 3% subject to testing at three, four and five year intervals from a fixed base. Half of any additional annual amount will vest at RPI + 4%; and the other half of any additional annual amount will vest at RPI + 5% compound EPS growth, measured from a fixed base and only capable of testing after three, four or five years. After the five-year test any unvested portion of the option will lapse.

Mercer undertakes for the committee an assessment of whether the performance condition applying to the vesting of any option has been met following the announcement of the results for the financial year. This assessment is reviewed by the company's auditors.

The committee is examining with management the effects of the transition of accounting rules from UK GAAP to IFRS on the share options outstanding from 7 November 2002 under the Approved and No 2 Schemes. The real EPS growth performance measurement periods for vesting of these grants will straddle accounting periods using both standards and the committee will need to balance consistency with the costs of restating accounts and maintaining fairness of treatment of optionholders. Early calculations suggest that backward or forward restatement will not result in material change and may not be appropriate.

Performance Share Award Schemes

The company has two Performance Share Award Schemes:

- the SABMiller plc Performance Share Award Scheme (Performance Share Scheme), and
- the SABMiller plc International Performance Share Award Sub-Scheme (Performance Sub-Scheme).

At the time of listing on the London Stock Exchange in 1999 the company established, and has been using the Performance Share Scheme, which is operated in conjunction with the company's Employee Benefit Trust (EBT), for awards to the executive directors. The trustee of the EBT grants awards in consultation with the company. Awards are subject to performance conditions and will normally vest after three years with a provision that if vested awards are retained for a further two years they will be increased by an allocation of 50% of the number of shares in the original award that vested.

Normally awards under this plan are made annually to a value of 100% of base salary for the group chief executive, 75% of base salary for the group chief financial officer and other members of the executive committee and up to 50% of base salary for other senior executives. The table on page 61 gives details of the awards made in 2004; those still outstanding from 2002 and 2003; and those made in 2001 which vested in full in 2004. Details of the relative TSR performance achieved for full vesting of the 2001 awards are given in the notes to the table.

For normal awards under this plan, vesting will only occur if over the three years after grant the company's TSR, which measures the change in value of a share and reinvested dividends over the period of measurement, exceeds the median TSR of a comparator group of companies identified at the time of award. On exceeding the median performance of the relevant comparator group, 25% of the award will vest and on reaching the upper quartile, 100% of the award will vest. Between these levels of achievement awards vest pro rata.

Relative TSR was chosen as the performance measure because it allows for performance to be measured relative to other companies and reflects the benefit to shareholders of management effort. For the purpose of calculating TSR the share prices and dividends of the comparator companies are converted, as necessary, into sterling at the exchange rates prevailing at the relevant times. The conversion into sterling is intended to remove distortions arising from differing rates of inflation in the countries in which the comparator companies are listed.

As set out in the 2003 remuneration report, special conditional share awards were made to the group chief executive (240,000 shares) and group chief financial officer (160,000 shares) within the rules of the Performance Share Scheme with effect from 9 July 2002. These awards may vest after three years, dependent on the performance achieved and subject to continued employment of the executive.

For the third anniversary of the effective date of the awards the committee will consider the performance of the company over the period, looking at:

- the TSR of the company compared to the TSR of the same 15 companies above and 15 companies below SAB plc in the FTSE 100 on 28 March 2002 used as the reference group for the 2002 executive pay reviews; and
- the financial performance of the company over the period.

The companies comprising the two TSR comparator groups for all the performance share awards under the Performance Share Scheme which had vested during 2004 or had not yet vested or lapsed at 31 March 2005 are listed below. Also listed is the adjusted group selected by the committee,

2001, 2002, 2003 and 2004 normal awards	July 2002 awards	2005 and future awards
Ambev*	3i Group	Anheuser Busch
Anheuser Busch	Alliance & Leicester	Asahi Breweries
Asahi Breweries	Allied Domecq	Carlsberg A
Asia Pacific Breweries	Amersham	Constellation Brands
Bavaria	Associated British Foods	Diageo
Carlsberg A	BOC Group	Femsa UBD
Coors Adolph B*	Cable & Wireless	Fosters
Femsa UBD	Dixons	Grolsch
Fosters	Friends Provident	Heineken
Greene King	Gallaher Group	Inbev
Grolsch	Granada	Kirin Brewery
Hartwall A*	Hanson	Lion Nathan
Heineken	Hilton Group	Molson Coors
Interbrew	ICI	Pernod Ricard
Kirin Brewery	Invensys	Sapporo Breweries
Lion Nathan	Kingfisher	Scottish & Newcastle
Molson A*	Land Securities	
Quinsa	Next	
San Miguel B	Old Mutual	
Sapporo Breweries	P & O Princess Cruising	
Scottish & Newcastle	Powergen	
Wolverhampton & Dudley	Rentokil Initial	
	Royal & Sun Alliance	
	Scottish & Newcastle	
	Scottish & Southern Energy	
	Smith & Nephew	
	Smiths Group	
	United Utilities	
	Wm Morrison Supermarkets	
	Wolseley	

* Hartwall which was in the comparator group for the June 2001 and May 2002 awards was acquired by Scottish & Newcastle in December 2002 and has been removed for future measurement. Ambev, which was in the comparator group for the 2001 to 2004 awards, announced that its merger into Inbev had become unconditional on 29 March 2005 and has been removed from future measurement from that date. Coors and Molson, which were also in the comparator group for the 2001 to 2004 awards, merged on 9 February 2005 and have been replaced for future measurement by Molson Coors Brewing Company.

Director	Execution date of service contract	Date first appointed to the board	Date last re-elected as a director	Date next due for re-election
EAG Mackay	27/02/99	08/02/99	31/07/02	July 05
MI Wyman	26/02/99	08/02/99	29/07/04	July 07

as previously mentioned, following a review of the comparator group used for normal awards.

Mercer undertakes the assessment of the company's TSR performance relative to the comparator groups. The methodology used and the final results for each award are subject to review by the company's auditors.

At its meeting in May 2004 the committee approved the establishment of the Performance Sub-Scheme, within the provisions of the Performance Share Scheme. In order to abide by the transaction covenants agreed at the time of the company's acquisition of Miller, this replaces a cash long-term incentive plan previously applicable to senior executives at Miller. The plan is also operated in conjunction with the company's EBT. The trustee of the EBT grants awards in consultation with the company.

Annual awards made under the plan are subject to financial performance conditions and will normally vest after three years. In order to deal with the transition from the old Miller LTIP, which had end-to-end three-year cycles, in a way that would meet the obligations of the transaction covenant, the first awards made under the new plan comprise both two-year and three-year cycles. Both sets of awards are subject to a performance condition requiring cumulative Miller EBITA to reach specified levels over two and three years.

Dilution

Taking account of all share options granted over the five years to 31 March 2005 under all the company's share option schemes since listing on 8 March 1999, less lapses, potential dilution amounts to 2.10% of the issued ordinary shares of the company on 31 March 2005. Obligations under the company's other long-term incentive schemes are settled by the EBT from shares purchased in the market. The calculation excludes outstanding options granted under the closed SAB Executive Share Purchase Scheme prior to listing, as was disclosed in the original listing particulars.

Pensions

It is the company's policy to provide occupational retirement funding schemes on a money purchase basis wherever possible so as to minimise the company's funding risk. Where feasible, the company applies this policy to its new acquisitions.

Following a thorough review of pension provision, as reported in its two previous reports, the committee had agreed that pension provision for the executive directors and the other executive committee members was inadequate when compared with other UK companies of similar size. The rate of contribution from the company as a percentage of salaries paid in sterling was, therefore, increased from 15.6% to a maximum of 30% from 1 April 2004, was disclosed in last year's report and was subject to the shareholder vote on the directors' remuneration report in 2004.

During the year the company made contributions for the executive directors to the SABMiller Executive Pension Scheme, an Approved Occupational Pension Scheme established as a self-administered money purchase scheme. Contributions were paid in respect of each executive director's salary to the extent allowed by the earnings cap. Contributions in relation to salary above the earnings cap were credited in an unfunded corporate plan.

The value of contributions made to each executive director during the financial year is included in the summary of Emoluments Paid table on page 59.

Service contracts

Service contracts of all the executives are renewable annually on a rolling basis. Notice to be given by the executives to the company or its subsidiaries under their contracts is 12 months. Notice to be given by the company to the executives is 12 months. Mr Mackay and Mr Wyman have service contracts with the company.

Under the service contracts with the company, a payment in lieu of notice may be made on termination of employment. Such payment shall be calculated by reference to the executive's base salary plus company pension contributions for the relevant period, less any deduction considered by the company to be appropriate and reasonable to take account of accelerated receipt and the executive's duty to mitigate his loss.

Details of the executive directors' service contracts are noted above.

Other benefits

The executive directors are provided with medical insurance, permanent health insurance, company car or car allowance (at their choice) and death in service benefit. The estimated values of these provisions are included in the summary of Emoluments Paid table on page 59.

Non-executive directors' fees

Fees for the chairman and the other non-executive directors were reviewed during the course of the year, resulting in the following changes from 1 August 2004:

- the annual rate of fees for the chairman was increased to £150,000 in respect of his duties as chairman; and
- the basic annual rate of fees for each other non-executive director is £45,000 (2004: £37,500); and
- for membership of each of the audit, remuneration, nomination and corporate accountability and risk assurance (CARAC) committees over a full year, a non-executive director will receive a fee of £7,000 (2004: £5,000), £6,000 (2004: £5,000), £0 (2004: £0) and £5,000 (2004: £5,000) respectively; as chair of the audit, remuneration, nomination or CARAC committees a non-executive director will receive an inclusive fee of £15,000 (2004: £11,000), £14,000 (2004: £11,000), £8,000 (2004: £8,000) and £13,000 (2004: £11,000) respectively, over a full year.

As senior non-executive director, Lord Fellowes receives an additional fee for this role of £5,000 p.a. The chairman is provided with access to an office, a secretary and a car.

The non-executive directors do not participate in any of the open incentive schemes, nor do they receive any other benefits or pension rights. Non-executive directors do not have service contracts.

Details of the non-executive directors' letters of appointment are noted on the following page:

Director	Date appointed to the board	Date of most recent letter of appointment	Date last elected/ re-elected	Date next due for election/ re-election
GC Bible	01/08/02	27/09/02	30/07/03	July 06
NJ De Lisi	01/08/02	09/09/02	30/07/03	July 06
Lord Fellowes	08/02/99	23/02/99	30/07/03	July 06
JM Kahn	08/02/99	23/02/99	29/07/04	July 07
PJ Manser	01/06/01	20/06/01	29/07/04	July 07
J Manzoni	01/08/04	12/05/04	N/A	July 05
MQ Morland	08/02/99	23/02/99	29/07/04	July 07
Ning Gaoning	10/10/01	24/12/01	31/07/02	July 05
MC Ramaphosa	08/02/99	23/02/99	31/07/02	July 05
Lord Renwick of Clifton	08/02/99	23/02/99	30/07/03	July 06

Note: Mr Camilleri and Mr Levett both stood down as directors at the annual general meeting on 29 July 2004. Mr Manzoni was appointed as an additional director by the board on 1 August 2004 and therefore holds office until the 2005 annual general meeting when he is eligible for election.

Performance review


Cumulative TSR Performance
SABMiller
FTSE 100
£200
£180
£160
£140
£120
£100
£80
£60
£40
£20
£0
Value of £100 invested on 1 April 2000
1 April 2000
31 March 2001
31 March 2002
31 March 2003
31 March 2004
31 March 2005

The above graph compares the company's TSR over the period from 1 April 2000 to 31 March 2005 with the FTSE 100 Total Return Index over the same period.

The company is a member of the FTSE 100 Total Return Index, and accordingly this is considered to be the most appropriate broad equity market index for the purpose of demonstrating the company's relative performance.

The table and chart below show the ratios of performance-related compensation to base salary and benefits of the executive directors, and the relative value of the different elements, including the fair value of the long-term share-based compensation awarded in the year under review. The ratios are in line with the committee's policy on the balance of fixed and variable pay.

Director	Salary £	Retirement £	Benefits £	Bonus £	LTI £	Total £	% Fixed	% Variable
EAG Mackay	735,000	220,500	81,365	735,000	1,006,066	2,777,931	37.3	62.7
MI Wyman	450,000	135,000	68,596	335,000	461,668	1,450,264	45.1	54.9

EAG Mackay


Salary 26.5%
Pension 7.9%
Benefits 2.9%
Bonus 26.5%
LTI 36.2%

MI Wyman


Salary 31.0%
Pension 9.3%
Benefits 4.8%
Bonus 23.1%
LTI 31.8%

Directors' beneficial interests in shares of the company

The interests of the directors in the shares of the company at 31 March 2005 were:

Director	Beneficial holding at 31 March 2004	Non-beneficial holding	Purchased/ (sold) during the year	Beneficial holding at 31 March 2005
JM Kahn	1,470,578	–	–	**1,470,578**
EAG Mackay	4,006	–	73,946*	**–**
	–	–	(29,428)*	**–**
	–	–	–	**48,524**
MI Wyman	120,224	–	30,523*	**–**
	–	–	(12,147)*	**–**
	–	–	5,586	**–**
	–	–	(5,586)	**138,600**
GC Bible	–	–	–	**–**
NJ De Lisi	–	–	–	**–**
Lord Fellowes	1,000	–	–	**1,000**
Ning Gaoning	–	–	–	**–**
MQ Morland	14,800	–	–	**14,800**
PJ Manser	–	–	7,500	**7,500**
J Manzoni	–	–	–	**–**
MC Ramaphosa	–	4,000†	–	**–**
Lord Renwick of Clifton	9,000	–	–	**9,000**

* Vested share awards and subsequent sale of awards to settle PAYE and NIC on the gross award vested. See also Performance Share Award Scheme table.
† The holding remained unchanged during the year.

After the year-end, the executive directors reported that their 2002 awards, having met performance criteria, vested in full. Mr Mackay and Mr Wyman retained their vested shares after the sale of sufficient shares to fund PAYE and NIC on gross awards. These holdings are additional to those shares shown in the table above and the share price on 31 May 2005, being vesting date, was £8.45 per share.

Information subject to audit

The following tables form the auditable part of the remuneration report.

Directors' emoluments

The directors' emoluments in the year ended 31 March 2005 in total have been audited and were as follows:

Emoluments paid for the period 1 April 2004 to 31 March 2005

Name	Salary/fees £	2004 salary/fees £	Expense allowances £	Benefits* £	Total (excl. bonus) £	2005 bonus £	2005† total £	2004 total £
Executive directors								
EAG Mackay	735,000	731,400	–	81,365	816,365	735,000	1,551,365	1,604,814
MI Wyman	450,000	428,930	3,700	68,596	522,296	335,000	857,296	906,649
Total (A)	–	–	–	–	–	–	2,408,661	2,511,463
Non-executive directors								
GC Bible	–	–	–	–	–	–	–	–
NJ De Lisi	–	–	–	–	–	–	–	–
LC Camilleri	–	–	–	–	–	–	–	–
Lord Fellowes	71,834	63,500	–	276	–	–	72,110	63,869
JM Kahn	146,667	130,000	–	3,589	–	–	150,256	135,373
MJ Levett	14,045	42,500	–	–	–	–	14,045	42,500
PJ Manser	66,833	58,500	–	123	–	–	66,956	58,869
J Manzoni	30,000	–	–	–	–	–	30,000	–
MQ Morland	59,833	47,500	–	267	–	–	60,100	47,856
Ning Gaoning	42,500	37,500	–	–	–	–	42,500	37,500
MC Ramaphosa	47,500	42,500	–	–	–	–	47,500	42,500
Lord Renwick of Clifton	58,167	56,500	–	–	–	–	58,167	56,500
Total (B)							541,634	484,967
Grand total (A+B)							2,950,295	2,996,430

Mr Bible and Mrs De Lisi have waived their fees. Mr Ning has waived his fees in favour of China Resources Enterprises Ltd, a Hong Kong company.

Note on past executive directors:

Mr Levett and Mr Camilleri both stepped down from the board at the 2004 annual general meeting. Mr Camilleri waived all his fees from the date of his appointment until the end of July 2004. Mr Levett's fees cover the period from 1 April 2004 until the end of July 2004.

† The total emoluments reported for 2005 exclude retirement contributions made by the company to the pension schemes as detailed on page 56 which in 2004 were paid as a salary supplement included within total emoluments. Retirement contributions were paid on behalf of Mr Mackay and Mr Wyman to the extent allowed by the earnings cap, in the amounts of £57,528 (2004: £5,436) and £64,260 (2004: £58,440) respectively, and contributions in excess of the earnings cap were £162,972 (2004: £50,400) and £70,740 (2004: £3,930) respectively.

During the year, the group's apartment in London was made available to Mr Mackay to occupy intermittently, subject to tax on this use for his account.

Mr Mackay receives an annual fee of £60,000 which he is permitted to retain, relating to his appointment as a non-executive director of Reckitt Benckiser plc. A proportion of this fee is applied to the purchase of Reckitt Benckiser plc ordinary shares. From the date of his appointment on 25 February 2005 and up until 31 March 2005, he will have received a pro-rata amount of the annual fee.

* The items included within benefits are given on page 56.

Share incentive plans

The interests of the executive directors in shares of the company provided in the form of options and awards since listing on 8 March 1999 are shown in the tables below, which have been audited. During the year to 31 March 2005 the highest and lowest market prices for the company's shares were 895.0p and 580.0p respectively and the market price on 31 March 2005 was 828.5p.

The tables below contain the aggregate expected values of each option grant or performance share award. The expected values of grants and awards made prior to November 2002 are the values previously disclosed in the Directors' Remuneration Reports up to 2003 and were calculated by Mercer. The expected values for the grants and awards made in 2003 and 2004 have been calculated by Mercer using:

- A binomial valuation model for the options that uses daily share price data and takes account of the option grant date, exercise price and risk-free rate of return, with assumptions as to dividend yield, future volatility and forfeiture; and
- A Monte Carlo simulation model for the performance share awards using the same inputs and assumptions as for the binomial model, but which projects, many thousands of times, the share price of the company along with the share prices of the comparator group stocks to determine correlations between the companies. This produces a distribution of share prices and TSR rankings thus allowing complex market based hurdles to be modelled.

The methods of calculation of fair values have not been audited by PricewaterhouseCoopers.

SABMiller plc Approved Share Option Scheme

Director	No of share options as at 31 March 2004	No of share options granted during the year	No of share options exercised during the year	Subscription price £	Exercisable 3-10 years from	No of share options as at 31 March 2005	Expected value (£)
EAG Mackay	5,586	–	–	5.37	16/03/1999	**5,586**	13,200
MI Wyman	5,586	–	(5,586)	5.37	16/03/1999	**–**	

No variations have been made to the terms and conditions of the options, including the performance conditions to which their vesting is subject (as set out on page 54). Details of exercised options are provided below.

Director	Share options exercised during the the year	Subscription price £	Market price at date of exercise £	Gross pre-tax gain £
MI Wyman	5,586	5.37	8.60	18,042.78

Note: Mr Wyman was granted replacement Approved options on 20 May 2005, in the amount of 3,623 shares at a subscription price of £8.28 per share as part of his 2005 grant.

SABMiller plc Executive Share Option No 2 Scheme

Director	No of share options as at 31 March 2004	No of share options granted during the year	Exercisable 3-10 years from	Subscription price (£)	No of share options vested during the year	No of share options exercised during the year	No of share options outstanding as at 31 March 2005	Expected value (£)
EAG Mackay	112,577	–	09/03/1999	4.85	112,577	–	112,577	240,239
	159,416	–	02/06/2000	4.11	159,416	–	159,416	262,080
	161,589	–	01/06/2001	5.16	161,589	–	161,589	258,478
	201,578*	–	31/05/2002	5.705	–	–	201,578	391,001
	327,721	–	23/05/2003	4.1575	–	–	327,721	426,037
		222,704	21/05/2004	6.605	–	–	222,704	425,365
							1,185,585	
MI Wyman	60,463	–	09/03/1999	4.85	60,463	–	60,463	129,028
	85,341	–	02/06/2000	4.11	85,341	–	85,341	140,301
	88,857	–	01/06/2001	5.16	88,857	–	88,857	142,136
	93,339*	–	31/05/2002	5.705	–	–	93,339	181,050
	153,337	–	23/05/2003	4.1575	–	–	153,337	199,338
		102,195	21/05/2004	6.605	–	–	102,195	195,192
							583,532	

* The share options indicated were eligible to be tested against the performance conditions described in this report for the three years ended 31 March 2005. The performance hurdle having been exceeded, these share options are eligible to be exercised as at 31 May 2005.

Note: Mr Mackay and Mr Wyman were granted 211,353 and 91,486 share options respectively at a subscription price of £8.28 per share on 20 May 2005.

Options granted under the Approved and No 2 Schemes in 1999, 2000 and 2001 vested and became exercisable as the company's adjusted EPS for the year to 31 March 2004, at 45.8 pence (converted from US$ at the average exchange rate over the period 1 April 2003 to 31 March 2004), was more than 15.9% higher (the aggregate of RPI movement and 3% per annum compound growth) than the adjusted EPS of 36.0 pence for the year to 31 March 2001 (the base year for calculation of the performance condition) converted from US$ at the average exchange rate for the period from 1 April 2000 to 31 March 2001.

The terms and conditions of the options, including the performance conditions to which their vesting is subject (as set out on page 54), remained unchanged during the relevant period.

SABMiller plc Performance Share Award Scheme

Director	No of shares in conditional base awards as at 31 March 2004	No of shares in conditional base award during the year	Purchase price (£)	Expected value (£)	Maximum additional shares that could be awarded after vesting	Expected value (£)	Performance period 3 years from	Shares vested or lapsed during the year	No of shares under conditional awards as at 31 March 2005
EAG Mackay	73,946	–	0.00	–	36,973	95,390	01/06/2001	(73,946)*	–
	100,789**	–	0.00	287,501	50,394	143,749	31/05/2002	–	100,789
	240,000	–	0.00	1,087,560	120,000	543,780	09/07/2002	–	240,000
	163,860	–	0.00	376,878	81,930	176,150	23/05/2003	–	163,860
		111,352	0.00	395,300	55,676	185,401	21/05/2004	–	111,352
									616,001
MI Wyman	30,523	–	0.00	–	15,261	39,373	01/06/2001	(30,523)*	–
	46,670**	–	0.00	133,126	23,335	66,563	31/05/2002	–	46,670
	160,000	–	0.00	725,040	80,000	362,520	09/07/2002	–	160,000
	76,669	–	0.00	176,339	38,334	82,418	23/05/2003	–	76,669
		51,098	0.00	181,398	25,549	85,078	21/05/2004	–	51,098
									334,437

Note: The face value of these awards is assumed to be £5.16 per share for the 1 June 2001 tranche, £5.705 for the 31 May 2002 tranche, £4.77 for the 9 July 2002 tranche, £4.1575 for the 23 May 2003 tranche and £6.605 for the 21 May 2004 tranche for the purposes of the expected value calculations.

Note: Mr Mackay and Mr Wyman were awarded 105,676 and 47,554 conditional awards of performance shares respectively on 20 May 2005.

* The indicated conditional awards of free shares were tested against the performance condition described in this report over the three years ended 31 May 2004 and achieved upper quartile performance, these vested in full. Vested shares (less shares sold to cover PAYE and NIC liability) are now beneficially held as represented in the beneficial interests schedule on page 58, but are retained in this table as they may rank for the 50% additional award after two years. Price on vesting date being 31 May 2004 was £6.50 per share.

** See note under directors' beneficial interests in shares of the company.

The terms and conditions of the awards, including the performance conditions remained unchanged during the relevant period.

SABMiller plc Executive Share Purchase Scheme

Prior to adoption of new share schemes on listing in March 1999, each of the executive directors and the chairman participated in the old SAB Executive Share Purchase Scheme.

Details of options granted and share purchases awarded prior to listing in respect of SAB Ltd shares under this scheme are set out below:

Director	As at 31 March 2004	No of shares granted during the year	No of shares implemented/ exercised during the year	Sale price/ market price (R)	Subscription price (R)	Exercisable 5-10 years from	As at 31 March 2005
EAG Mackay	100,000	–	–	–	53.63	29/05/1996	100,000
	100,000	–	–	–	53.95	28/05/1997	100,000
	150,000	–	–	–	46.40	11/11/1998	150,000
MI Wyman	100,000	–	–	–	53.63	29/05/1996	100,000
	40,000	–	–	–	32.84	14/09/1998	40,000
	60,000	–	–	–	46.40	11/11/1998	60,000
JM Kahn	400,000	–	–	–	53.63	29/05/1996	400,000

The executive directors are not eligible to receive further awards under this scheme. The characteristics for this scheme are such that gains on exercise of options were recognised in prior years in respect of all the share rights reflected in the table.

From 3 June 2000, the SAB Executive Share Purchase Scheme was closed for purposes of new awards, and replaced by the Mirror Scheme for the purposes of new awards to employees of South African employers in the group and certain categories of other employees of South African origin elsewhere in the group (other than SABMiller plc directors), principally in Africa.

Approval

This report was approved by the board on 18 May 2005.

By order of the board



Miles Morland, Director
6 June 2005

Annual financial statements

Index

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and the group, and to enable them to ensure that the financial statements comply with the Companies Act, 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

In preparing the accompanying financial statements, UK generally accepted accounting principles and Financial Services Authority regulations have been followed, suitable accounting policies have been used, and reasonable and prudent judgements and estimates have been made. Any changes to accounting policies are approved by the board and the effects thereof are fully explained in the financial statements.

The directors have reviewed the group's budget and cash flow forecasts. On the basis of this review, and in the light of the current financial position and existing borrowing facilities, the directors are satisfied that SABMiller plc is a going concern and have continued to adopt the going concern basis in preparing the financial statements.

The group's external auditors, PricewaterhouseCoopers LLP, have audited the financial statements and their unqualified report appears on page 63.

The directors' approval of the financial statements appears on page 65.

A copy of the financial statements of the group is placed on the company's website. The directors are responsible for the maintenance and integrity of statutory and audited information on the company's website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of the financial statements may differ from legislation in other jurisdictions.

Independent auditors' report

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of movements in shareholders' funds and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act, 1985 contained in the directors' remuneration report ('the auditable part').

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act, 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act, 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report as described in the contents, including the unaudited part of the remuneration report, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group at 31 March 2005 and the profit and cash flows of the group for the year then ended; the financial statements have been properly prepared in accordance with the Companies Act, 1985; and those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act, 1985 have been properly prepared in accordance with the Companies Act, 1985.

PricewaterhouseCoopers LLP

Chartered accountants and registered auditors
London
6 June 2005


PRICEWATERHOUSECOOPERS

Consolidated profit and loss accounts

	Notes	2005 US$m	2004 US$m
Turnover (including share of associates' turnover)	2, 3	**14,543**	12,645
Less: share of associates' turnover		**(1,642)**	(1,279)
Group turnover	3	**12,901**	11,366
Net operating costs	4	**(11,152)**	(10,043)
Group operating profit		**1,749**	1,323
Share of operating profit of associates	3	**246**	189
Profit on disposal of investments	5	**355**	–
Share of associate's profit on disposal of fixed assets	5	**11**	–
Profit on disposal of trademarks	5	**–**	13
Surplus on pension fund of disposed operation	5	**–**	47
Share of associate's profit on disposal of a CSD business and brands in Morocco and a brand in Angola	5	**–**	7
Profit on ordinary activities before interest and taxation		**2,361**	1,579
Net interest payable	6	**(167)**	(188)
Group		**(143)**	(152)
Associates		**(24)**	(36)
Profit on ordinary activities before taxation		**2,194**	1,391
Taxation on profit on ordinary activities	7	**(850)**	(579)
Profit on ordinary activities after taxation		**1,344**	812
Equity minority interests		**(203)**	(167)
Profit for the financial year	24	**1,141**	645
Dividends	10	**(473)**	(358)
Retained profit for the financial year		**668**	287
Basic earnings per share (US cents)	11	**94.1**	54.1
Headline earnings per share (US cents)	11	**97.5**	76.7
Adjusted basic earnings per share (US cents)	11	**103.2**	77.6
Diluted earnings per share (US cents)	11	**91.1**	53.0
Adjusted diluted earnings per share (US cents)	11	**99.8**	75.2
Dividends per share (US cents)	10	**38.0**	30.0

During the year and the previous year, the group made a number of acquisitions and increased its shareholdings in several subsidiaries. As disclosed in note 29, these acquisitions were material to individual business segments, but they were not material to the group as a whole. All operations are continuing.

There is no material difference between the results disclosed above and those disclosable on an unmodified historical cost basis.

The notes on pages 68 to 114 form part of the financial statements.

Consolidated balance sheets

	Notes	2005 US$m	2004 US$m
Fixed assets			
Intangible assets	12	**6,822**	6,513
Tangible assets	13	**4,162**	3,758
Investments		**1,303**	1,212
Investments in associates	14	**1,116**	928
Other fixed asset investments	15	**187**	284
		12,287	11,483
Current assets			
Stock	16	**634**	599
Debtors	17	**1,164**	1,035
Investments	18	**689**	31
Cash at bank and in hand		**454**	651
		2,941	2,316
Creditors – amounts falling due within one year	19	**(3,550)**	(2,783)
Net current liabilities		**(609)**	(467)
Total assets less current liabilities		**11,678**	11,016
Creditors – amounts falling due after one year*	20	**(2,579)**	(3,166)
Provisions for liabilities and charges	22	**(796)**	(866)
Net assets		**8,303**	6,984
Capital and reserves			
Share capital	23	**135**	127
Share premium	24	**2,010**	1,383
Merger relief reserve	24	**3,395**	3,395
Revaluation and other reserves	24	**23**	20
Profit and loss reserve	24	**2,102**	1,240
Shareholders' funds		**7,665**	6,165
Equity minority interests		**638**	819
Capital employed		**8,303**	6,984

*2004 included US$594 million 4.25% guaranteed convertible bonds.

The balance sheets of SABMiller plc are shown on page 115.
The notes on pages 68 to 114 form part of the financial statements.
The financial statements were approved by the directors on 6 June 2005.





Graham Mackay
Chief executive

Malcolm Wyman
Chief financial officer

Consolidated cash flow statements

	Notes	2005 US$m	2004 US$m
Net cash inflow from operating activities	25	**2,792**	2,292
Dividends received from associates		**47**	25
Returns on investments and servicing of finance			
Interest received		**94**	53
Interest paid		**(228)**	(216)
Interest element of finance lease rental payments		**(2)**	(3)
Dividends received from other investments		**10**	9
Dividends paid to minority interests		**(172)**	(154)
Net cash outflow from returns on investments and servicing of finance		**(298)**	(311)
Taxation paid		**(625)**	(456)
Capital expenditure and financial investments			
Purchase of tangible fixed assets		**(768)**	(576)
Sale of tangible fixed assets		**30**	27
Purchase of investments		**(19)**	(217)
Sale of investments		**475**	6
Net cash outflow for capital expenditure and financial investments		**(282)**	(760)
Acquisitions and disposals			
Purchase of subsidiary undertakings	29	**(24)**	(338)
Net cash/(overdraft) acquired with subsidiary undertakings	29	**1**	(160)
Purchase of shares from minorities	29	**(793)**	(20)
Purchase of shares in associates		**(13)**	(58)
Net funding (to)/from associates		**(68)**	1
Proceeds of pension fund surplus from previously disposed operation	5	**–**	47
Proceeds from disposal of trademarks	5	**–**	13
Net cash outflow for acquisitions and disposals		**(897)**	(515)
Equity dividends paid to shareholders		**(412)**	(309)
Management of liquid resources			
Sale/(purchase) of short-term liquid instruments		**3**	(16)
Cash placed in short-term deposits		**(661)**	–
Net cash outflow from management of liquid resources	26, 27	**(658)**	(16)
Financing			
Issue of shares		**38**	10
Issue of shares to minorities		**1**	4
Net purchase of own shares for share trusts		**(21)**	(10)
New loans raised	26, 27	**540**	3,385
Repayment of loans	26, 27	**(658)**	(3,377)
Net cash (outflow)/inflow from financing		**(100)**	12
Decrease in cash in the year	26, 27	**(433)**	(38)

Consolidated statements of total recognised gains and losses

for the years ended 31 March

	2005 US$m	2004 US$m
Profit for the financial year	**1,141**	645
Currency translation differences on foreign currency net investments	**206**	300
Total recognised gains and losses for the year	**1,347**	945

Consolidated reconciliation of movements in shareholders' funds

for the years ended 31 March

	2005 US$m	2004 US$m
Profit for the financial year	**1,141**	645
Other recognised gains and losses relating to the year (net)	**206**	300
Dividends declared by SABMiller plc	**(473)**	(358)
Payments for purchase of own shares for share trusts	**(21)**	(10)
Credit entry re the charge in respect of share option schemes	**12**	6
Increase in share capital and premium on conversion of 4.25% guaranteed convertible bonds	**597**	–
Net proceeds of ordinary shares issued for cash	**38**	10
Net increase in shareholders' funds	**1,500**	593
Shareholders' funds at start of year	**6,165**	5,572
Shareholders' funds at end of year	**7,665**	6,165

The amount of cumulative goodwill in respect of purchased subsidiary and associated undertakings which has been set off against shareholders' funds prior to 31 March 1998 was US$209 million at 31 March 2005 (2004: US$187 million).

1. Basis of preparation

The consolidated financial statements present the financial record for the years ended 31 March 2005 and 31 March 2004.

The subsidiary and associated undertakings in the group operate in the local currency of the country in which they are based. From an operational perspective, the group regards these operations as being US dollar-based as the transactions of these entities are, insofar as is possible, evaluated in US dollars. In management accounting terms all companies report in US dollars.

The directors of the company regard the US dollar as the functional currency of the group, being the most representative currency of its operations. Therefore the consolidated financial statements are presented in US dollars. The exchange rates of rand to US dollar used in preparing the consolidated financial statements were as follows:

	Weighted average rate	**Closing rate**
Year ended 31 March 2004	7.06	6.39
Year ended 31 March 2005	6.22	6.26

The weighted average exchange rates have been calculated based on an average of the exchange rates during the relevant year and weighted according to the turnover of the group's businesses.

2. Accounting policies

Accounting convention

The consolidated and company financial statements have been prepared under the historical cost convention in accordance with the Companies Act 1985 and with accounting standards applicable in the United Kingdom. A summary of the more important group accounting policies is set out below.

Segmental analyses

Segmental analyses are in accordance with the basis on which the businesses are managed.

Future UK accounting developments

The full implementation of FRS 17 Retirement Benefits has been delayed. The disclosures as required by FRS 17 in the current year, which give an indication of the possible impact on the financial statements when fully implemented, are set out in note 34.

Basis of consolidation

The consolidated financial statements include the financial information of the subsidiary and associated undertakings of the relevant businesses owned by SABMiller plc. The results of subsidiary undertakings sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passed or in the case of associated undertakings, the date significant influence ceased or commenced. Details of the principal subsidiary and associated undertakings are given on pages 117 to 120.

Where the group's interest in subsidiary undertakings is less than 100%, the share attributable to outside shareholders is reflected in minority interests.

Some of the SABMiller businesses have a local statutory accounting reference date of 31 December, but since 31 March 1999 these have been consolidated in the financial statements on a basis coterminous with the group's accounting reference date.

In addition, the associated undertaking, Distell Group Ltd, has a statutory accounting reference date of 30 June. In respect of the year ended 31 March 2005, this company has been included based on financial statements drawn up to 31 December 2004, but taking into account any changes in the subsequent period from 1 January 2005 to 31 March 2005 that would materially affect the results.

Acquisitions and disposals

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. Fair values of these assets and liabilities are determined by reference to market values, where available, or by reference to the current price at which similar assets could be acquired or similar obligations entered into, or by discounting expected future cash flows to present value, using either market rates or the risk-free rates and risk-adjusted expected future cash flows.

Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill. Where the fair value of the separable net assets acquired exceeds the fair value of the consideration given, the difference is treated as negative goodwill. Both purchased and negative goodwill are accounted for as indicated below.

On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the gross amount of any related goodwill to the extent that it has not previously been taken to the consolidated profit and loss account.

2. Accounting policies continued

Associated undertakings

An associated undertaking is an entity, other than a subsidiary undertaking, in which the group has a long-term interest and in respect of which the group exercises a significant influence over the operational and financial policies. The results of associated undertakings have been accounted for using the equity method of accounting.

Goodwill arising on the acquisition of an associated undertaking is accounted for as indicated below.

Goodwill

The consolidated financial statements adopt the provisions of FRS 10 Goodwill and intangible assets which was effective for financial accounting periods ending on or after 23 December 1998. Prior to 31 March 1998, purchased and negative goodwill was set off directly against shareholders' funds in the acquisition period. This adjustment will be charged or credited in the profit and loss account on subsequent disposal of the businesses to which it relates. In respect of years subsequent to 31 March 1998, the purchased goodwill that arose has been capitalised.

The Companies Act, 1985, requires that capitalised goodwill be subject, normally, to systematic amortisation. In the case of goodwill which is regarded as having a limited useful economic life, the group's accounting policy is to amortise the goodwill through the consolidated profit and loss account over the directors' estimate of the useful life, being 20 years for the goodwill that has arisen to date. The directors' assessment of the useful life of this goodwill is based on the nature of the business acquired, the durability of the products to which the goodwill attaches and the expected future impact of competition on the business.

Where goodwill is regarded as having an indefinite useful life, it is not amortised. The useful economic life is regarded as indefinite where goodwill is capable of continued measurement and the durability of the acquired business can be demonstrated. Where goodwill is not amortised the directors perform an annual impairment review and any impairment would be charged to the profit and loss account.

As described in note 12 the directors consider the purchased goodwill in ABI to have an indefinite life. In this regard, in order to give a true and fair view, the financial statements depart from the requirement to amortise goodwill over a finite period, as required by the Companies Act. Instead annual impairment reviews are undertaken and any impairment that is identified would be charged to the profit and loss account. It is not possible to quantify the impact of this departure from the Companies Act, because no finite life for goodwill can be identified. Goodwill previously written off against shareholders' funds is not subjected to an annual impairment review and any impairment arising would therefore only be recognised upon disposal of the undertaking which originally gave rise to such goodwill.

Trademarks

The fair value of businesses acquired includes trademarks which are recognised in the balance sheet where the trademark has a value which is long term. Acquired trademarks are only recognised where title is clear, the trademark could be sold separately from the rest of the business and the earnings attributable to it are separately identifiable.

Where the acquired trademark is seen as having a finite useful economic life, it is subject to amortisation, which in respect of trademarks currently held is 10 years, being the period for which the group has exclusive rights to those trademarks.

Turnover

Turnover represents the net invoice value of goods and services provided to third parties. It includes excise duties and taxes levied on casino winnings but excludes value added tax. Turnover is stated net of price discounts, promotional discounts and similar items. Turnover is recognised when the risks and rewards of ownership are substantially transferred to the customer.

Stocks

Stocks are valued at the lower of cost incurred in bringing each product to its present location and condition, and net realisable value, as follows:

- Raw materials, consumables and goods for resale: Purchase cost on a first-in first-out basis (FIFO).
- Finished goods and work in progress: Raw materials cost plus direct costs and a proportion of manufacturing overhead expenses.

Net realisable value is based on estimated selling price less further costs expected to be incurred to completion and disposal.

Research and development

Research and development expenditure is written off in the period in which it is incurred.

2. Accounting policies continued

Tangible fixed assets and depreciation

Land and buildings, which have been adapted to specialised functions, are recorded at historical cost. All other land and buildings, which are used for general purposes, were previously revalued every three years on the basis of open market value for existing use by recognised professional valuers. On adoption of FRS 15 Tangible fixed assets in a prior year, the group resolved to retain the book value of land and buildings which were revalued at 1 April 1998, but not to adopt a policy of revaluation in the future. These values are retained subject to the requirement to test assets for impairment in accordance with FRS 11 Impairment of fixed assets and goodwill. All buildings are depreciated as indicated below.

No depreciation is provided on freehold land. In respect of all other tangible fixed assets, depreciation is provided on a straight-line basis at rates calculated to write off the cost or valuation, less the estimated residual value of each asset, evenly over its expected useful life as follows:

- Freehold buildings — 20 – 50 years
- Leasehold land and buildings — Shorter of the lease term or 50 years
- Plant, vehicles and systems — 2 – 30 years
- Containers, including returnable bottles — 1 – 10 years

The group regularly reviews its depreciation rates to take account of any changes in circumstances. When setting useful economic lives, the principal factors the group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

Profit or loss on the sale of an asset is the difference between the disposal proceeds and the net book value, including any revaluation, of the asset. Any amount in the revaluation reserve relating to such an asset is transferred directly to shareholders' funds and is not included in the profit for the financial year.

Impairment

In accordance with FRS 11 Impairment of fixed assets and goodwill fixed assets are subject to an impairment review if circumstances or events change to indicate that the carrying value may not be fully recoverable. The review is performed by comparing the carrying value of the fixed asset to its recoverable amount, being the higher of the net realisable value and value in use. The net realisable value is considered to be the amount that could be obtained on disposal of the asset. The value in use of the asset is determined by discounting, at a market-based pre-tax discount rate, the expected future cash flows resulting from its continued use, including those arising from its final disposal. When the carrying values of fixed assets are written down by any impairment amount, the loss is recognised in the profit and loss account in the period in which it incurred. Should circumstances or events change and give rise to a reversal of a previous impairment loss, the reversal is recognised in the profit and loss account in the period in which it occurs and the carrying value of the asset is increased. The increase in the carrying value of the asset will only be up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income producing units are considered to be groups of assets and liabilities that generate income, and are largely independent of other income streams. They also include those assets and liabilities directly involved in producing the income and a suitable proportion of those used to produce more than one income stream.

Investments

Fixed asset investments, other than subsidiary and associated undertakings, are stated individually at the lower of cost and their recoverable amount which is determined as the higher of net realisable value and value in use.

Current asset investments are valued at the lower of cost and net realisable value. In determining net realisable values, market values are used in the case of listed investments and directors' estimates used in the case of unlisted investments.

Capitalisation of interest and other costs

Financing costs and certain direct costs incurred, before tax, on major capital projects during the period of development or construction are capitalised up to the time of completion of the project.

Deposits by customers

Bottles and containers in circulation are recorded within fixed assets and a corresponding liability is recorded in respect of the obligation to repay the customers' deposits. Deposits paid by customers for branded returnable bottles and containers are reflected in the balance sheet under creditors due within one year. Any estimated liability that is anticipated may arise in respect of deposits for unbranded containers and bottles is shown in provisions for liabilities and charges.

2. Accounting policies continued

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Foreign currencies

The financial statements denominated in US dollars have been prepared on the basis that transactions in foreign currencies are recorded in US dollars at the rate of exchange ruling at the date of the transaction or at the contracted rate where the transaction is covered by a forward foreign exchange contract. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date or, if appropriate, at the forward contract rate. All differences are taken to the consolidated profit and loss account with the exception of differences on long-term foreign currency instruments, to the extent that they are used to finance or provide a hedge against foreign equity investments, in which case they are taken directly to shareholders' funds together with any exchange difference on the carrying amount of the related asset.

The profit and loss accounts and cash flow statements of overseas subsidiary and associated undertakings are translated at weighted average rates of exchange for the relevant reporting period, other than material exceptional items which are translated at the rate on the date of the transaction and assets (including goodwill) and liabilities are translated at exchange rates prevailing at the relevant balance sheet date.

Exchange differences arising on the retranslation of opening net assets together with differences between profit and loss accounts translated at average and closing rates, are shown as a movement in shareholders' funds and in the consolidated statements of total recognised gains and losses.

Leasing commitments

Assets held under finance leases which result in group companies receiving substantially all the risks and rewards of ownership are capitalised as tangible fixed assets and depreciated over their useful lives. The capital element of future obligations under the leases is included as a liability in the balance sheet classified, as appropriate, as a creditor due within or after one year. The interest element of the rental obligations is charged to the consolidated profit and loss account over the period of the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each financial year.

Rentals paid on operating leases are charged to the consolidated profit and loss account on a straight-line basis over the lease term.

Pensions

A number of defined contribution and defined benefit pension schemes are operated by the group in accordance with local regulations. The assets of each scheme are held separately from those of the group and are administered by trustees.

Contributions to the defined benefit schemes are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension cost, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged to the consolidated profit and loss account are treated as either provisions or prepayments in the balance sheet.

Contributions to defined contribution schemes are expensed as incurred.

Share options and share trusts

The intrinsic value of options granted, being the difference between the market value of the shares on the date of grant and the exercise price of the option, is charged to the profit and loss account over the period to which the performance criteria relate.

Shares held by ESOP trusts and other similar vehicles are deducted from equity in arriving at shareholders' funds, and are excluded from the weighted average number of shares in issue used in the calculation of earnings per share.

2. Accounting policies continued

Post-retirement medical benefits

Certain group companies provide post-retirement medical benefits to qualifying employees. The expected costs of these benefits are assessed in accordance with the advice of qualified actuaries and contributions are made to the relevant funds over the expected service lives of the employees entitled to those funds. The estimated cost of providing such benefits is charged to the consolidated profit and loss account on a systematic basis over the employees' working lives within the group.

Capital instruments

Capital instruments, other than equity shares, are classified as liabilities if they contain an obligation to transfer economic benefits and otherwise are included in shareholders' funds. The finance costs recognised in the consolidated profit and loss account in respect of capital instruments other than equity shares are allocated to periods over the term of the instrument at a constant rate on the carrying amount.

Provisions

A provision is recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Financial instruments (excluding derivative financial instruments)

Financial assets are recognised when the group has rights or other access to economic benefits. Such assets consist of cash, equity instruments, a contractual right to receive cash or another financial asset, or a contractual right to exchange financial instruments with another entity on potentially favourable terms. Financial liabilities are recognised when there is an obligation to transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset or to exchange financial instruments with another entity on potentially unfavourable terms. When these criteria no longer apply, a financial asset or liability is no longer recognised.

If a legally enforceable right exists to set off recognised amounts of financial assets and liabilities, which are in determinable monetary amounts, the relevant financial assets and liabilities are offset.

Interest costs are charged against income in the year in which they are incurred. Premiums or discounts arising from the difference between the net proceeds of financial instruments purchased or issued and the amounts receivable or repayable at maturity are taken to net interest payable over the life of the instrument.

Where the fair value of an asset falls below its carrying value, any difference is, in the case of fixed assets, provided for if it is regarded that impairment exists. In the case of current assets, provision is only made to the extent that it is considered as resulting in a lower net realisable value.

Derivative financial instruments

The derivative instruments used by the group, which are used solely for hedging purposes (i.e. to offset foreign exchange and interest rate risks), comprise interest rate swaps, forward rate agreements and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the group in line with the group's risk management policies.

Interest rate differentials under swap arrangements and forward rate agreements used to manage interest rate exposures are recognised by adjustment to net interest payable. Premiums or discounts arising on the purchase of derivative instruments are amortised over the shorter of the life of the instrument and the underlying exposure.

Currency swap agreements and forward foreign exchange contracts are valued at closing rates of exchange. Resulting gains and losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs and shown within debtors or creditors as appropriate.

Where the instrument ceases to meet the criteria of being a hedge transaction or the underlying exposure which it is hedging is sold, matures or is extinguished, then the instrument is valued at the appropriate market rate, after having taken account of selling costs.
Any resultant gains and losses are reflected in operating income in the consolidated profit and loss account. A similar treatment is applied where the hedge is of a future transaction and that transaction is no longer likely to occur.

3. Segmental analysis

	Note	Turnover 2005 US$m	Turnover 2004 US$m	Operating profit 2005 US$m	Operating profit 2004 US$m	EBITA 2005 US$m	EBITA 2004 US$m
Business segment analysis							
North America		**4,892**	4,778	**261**	189	**497**	424
Central America		**521**	531	**48**	31	**91**	76
Europe		**2,909**	2,420	**419**	327	**483**	383
Africa and Asia		**1,937**	1,555	**363**	288	**384**	306
Associates' share		**(934)**	(691)	**(121)**	(101)	**(134)**	(112)
		1,003	864	**242**	187	**250**	194
South Africa:							
Beer South Africa		**2,522**	1,964	**708**	522	**708**	522
Other Beverage Interests		**1,473**	1,171	**250**	186	**250**	186
Associates' share		**(419)**	(362)	**(50)**	(36)	**(50)**	(36)
		1,054	809	**200**	150	**200**	150
Hotels and Gaming		**289**	226	**79**	52	**81**	53
Associates' share		**(289)**	(226)	**(79)**	(52)	**(81)**	(53)
		–	–	**–**	–	**–**	–
Central Administration		**–**	–	**(85)**	(57)	**(85)**	(57)
Group – excluding exceptional items		**14,543**	12,645	**2,043**	1,538	**2,409**	1,893
Associates' share		**(1,642)**	(1,279)	**(250)**	(189)	**(265)**	(201)
		12,901	11,366	**1,793**	1,349	**2,144**	1,692
Exceptional items	5						
North America		**–**	–	**7**	(14)	**7**	(14)
Central America		**–**	–	**–**	(6)	**–**	(6)
Europe		**–**	–	**(51)**	(6)	**(51)**	(6)
Africa and Asia		**–**	–	**–**	–	**103**	7
Other Beverage Interests (Appletiser)		**–**	–	**–**	–	**–**	13
Hotels and Gaming		**–**	–	**(4)**	–	**7**	–
Central Administration		**–**	–	**–**	–	**252**	47
		–	–	**(48)**	(26)	**318**	41
Group – including exceptional items		**14,543**	12,645	**1,995**	1,512	**2,727**	1,934
Associates' share		**(1,642)**	(1,279)	**(246)**	(189)	**(272)**	(208)
		12,901	11,366	**1,749**	1,323	**2,455**	1,726
Geographical market analysis							
North America		**4,892**	4,778	**261**	189	**497**	424
Central America		**521**	531	**48**	31	**91**	76
Europe		**2,909**	2,420	**317**	251	**380**	307
Rest of Africa and Asia		**1,959**	1,574	**363**	306	**386**	324
Associates' share		**(943)**	(700)	**(122)**	(102)	**(136)**	(113)
		1,016	874	**241**	204	**250**	211
South Africa		**4,262**	3,342	**1,054**	761	**1,055**	762
Associates' share		**(699)**	(579)	**(128)**	(87)	**(129)**	(88)
		3,563	2,763	**926**	674	**926**	674
Exceptional items	5						
North America		**–**	–	**7**	(14)	**7**	(14)
Central America		**–**	–	**–**	(6)	**–**	(6)
Europe		**–**	–	**(51)**	(6)	**(51)**	(6)
Rest of Africa and Asia		**–**	–	**–**	–	**103**	7
South Africa		**–**	–	**(4)**	–	**259**	60
		–	–	**(48)**	(26)	**318**	41
Group – including exceptional items		**14,543**	12,645	**1,995**	1,512	**2,727**	1,934
Associates' share		**(1,642)**	(1,279)	**(246)**	(189)	**(272)**	(208)
		12,901	11,366	**1,749**	1,323	**2,455**	1,726

Analyses by business are based on the group's management structure. There is no material difference between the source and destination of turnover. Turnover between segments is immaterial.

3. Segmental analysis continued

	Note	Net operating assets 2005 US$m	Net operating assets 2004 US$m	EBITDA 2005 US$m	EBITDA 2004 US$m	Capital expenditure 2005 US$m	Capital expenditure 2004 US$m
Business segment analysis							
North America		**4,436**	4,726	**644**	567	**113**	101
Central America		**912**	964	**129**	113	**38**	42
Europe		**2,671**	2,109	**650**	526	**322**	178
Africa and Asia		**1,296**	1,259	**293**	232	**71**	71
Associates' share		**(678)**	(557)	**–**	–	**–**	–
		618	702	**293**	232	**71**	71
South Africa:							
Beer South Africa		**284**	320	**854**	619	**154**	114
Other Beverage Interests		**1,167**	713	**247**	192	**62**	67
Associates' share		**(172)**	(152)	**–**	–	**–**	–
		995	561	**247**	192	**62**	67
Hotels and Gaming		**266**	219	**–**	–	**–**	–
Associates' share		**(266)**	(219)	**–**	–	**–**	–
		–	–	**–**	–	**–**	–
Central Administration		**(533)**	(301)	**(76)**	(50)	**8**	3
Group – excluding exceptional items		**10,499**	10,009	**2,741**	2,199	**768**	576
Associates' share		**(1,116)**	(928)	**–**	–	**–**	–
		9,383	9,081	**2,741**	2,199	**768**	576
Exceptional items	5						
North America		**–**	–	**4**	(6)	**–**	–
Central America		**–**	–	**–**	(6)	**–**	–
Europe		**–**	–	**(5)**	(2)	**–**	–
		–	–	**(1)**	(14)	**–**	–
Group – including exceptional items		**10,499**	10,009	**2,740**	2,185	**768**	576
Associates' share		**(1,116)**	(928)	**–**	–	**–**	–
		9,383	9,081	**2,740**	2,185	**768**	576
Geographical market analysis							
North America		**4,436**	4,726	**644**	567	**113**	101
Central America		**912**	963	**129**	113	**38**	42
Europe		**2,154**	1,843	**562**	462	**330**	181
Rest of Africa and Asia		**1,431**	1,213	**296**	250	**73**	72
Associates' share		**(700)**	(577)	**–**	–	**–**	–
		731	636	**296**	250	**73**	72
South Africa		**1,566**	1,264	**1,110**	807	**214**	180
Associates' share		**(416)**	(351)	**–**	–	**–**	–
		1,150	913	**1,110**	807	**214**	180
Exceptional items	5						
North America		**–**	–	**4**	(6)	**–**	–
Central America		**–**	–	**–**	(6)	**–**	–
Europe		**–**	–	**(5)**	(2)	**–**	–
		–	–	**(1)**	(14)	**–**	–
Group – including exceptional items		**10,499**	10,009	**2,740**	2,185	**768**	576
Associates' share		**(1,116)**	(928)	**–**	–	**–**	–
		9,383	9,081	**2,740**	2,185	**768**	576

3. Segmental analysis continued

The analyses of turnover, operating profit and net operating assets by business segment include the following amounts in respect of acquisitions made:

	2005 US$m	2004 US$m
Turnover:		
Europe and group	**20**	556
Operating loss:		
Europe and group	**–**	(3)
Net operating assets:		
Europe and group	**–**	550

The following is a reconciliation of operating profit to EBITA for the group:

	2005 US$m	2004 US$m
Group operating profit	**1,749**	1,323
Share of operating profit of associates	**246**	189
Profit on disposal of investments	**355**	–
Profit on disposal of fixed assets	**11**	–
Profit on disposal of trademarks	**–**	13
Surplus on pension fund of disposed operation	**–**	47
Share of associate's profit on disposal of a CSD business and brands in Morocco and a brand in Angola	**–**	7
Profit on ordinary activities before interest and taxation	**2,361**	1,579
Goodwill amortisation (subsidiaries)	**351**	343
Goodwill amortisation on investments in associates	**5**	4
Share of goodwill amortisation of associates	**10**	8
Group EBITA	**2,727**	1,934

The following is a reconciliation of net assets to net operating assets for the group:

	2005 US$m	2004 US$m
Net assets shown in the balance sheet	**8,303**	6,984
Exclude interest bearing assets and liabilities:		
current asset investments	**(689)**	(31)
cash at bank and in hand	**(454)**	(651)
borrowings falling due within one year	**813**	613
borrowings falling due after one year	**2,526**	3,094
Net operating assets as per segmental analysis	**10,499**	10,009

4. Net operating costs

	2005 US$m	2004 US$m
Raw materials and consumable stores	**3,820**	3,572
Changes in stock of finished goods and work in progress	**42**	19
Excise duties	**2,295**	2,023
Employee costs	**1,511**	1,295
Depreciation of tangible fixed assets	**511**	460
owned assets	**413**	378
leased assets	**16**	9
containers	**82**	73
Container breakages, shrinkage and write-offs	**51**	32
Amortisation of intangible assets	**351**	343
Dividends received from fixed asset investments	**(10)**	(9)
Other operating income	**(276)**	(78)
Other operating charges	**2,813**	2,360
Brewery closure costs in Italy (Europe)	**35**	–
Restructuring costs in the Canary Islands (Europe)	**16**	–
Profit on disposal of Tumwater brewery (North America)	**(4)**	–
Brewery closure costs in Tumwater (North America)	**(1)**	(4)
Restructuring and integration costs (North America)	**(2)**	13
Reorganisation costs (Central America)	**–**	6
Asset impairment (North America)	**–**	5
Water plant closure costs in the Canary Islands (Europe)	**–**	6
	11,152	10,043

Net operating costs are stated after charging/(crediting) the following:

	2005 US$m	2004 US$m
Operating lease rentals:		
land and buildings	**23**	17
plant, vehicles and systems	**19**	13
Loss on sale of fixed assets	**16**	3
Exceptional profit on disposal of Tumwater brewery	**(4)**	–

The following fees were paid to a number of different accounting firms as auditors of various parts of the group:

	2005 US$m	2004 US$m
Group auditors		
Auditors' remuneration for audit and assurance related services:		
statutory audit	**6**	5
due diligence	**2**	2
further assurance services	**1**	2
	9	9
Auditors' remuneration for other services:		
tax advisory services	**3**	2
other	**1**	–
	4	2
	13	11

Included in the group statutory audit fee was US$0.2 million (2004: US$0.1 million) in respect of the audit of the parent company.

4. Net operating costs continued

	2005 US$m	2004 US$m
Other auditors		
Auditors' remuneration for audit services:		
statutory audit	1	1
further assurance services	2	–
	3	1
Auditors' remuneration for other services:		
tax advisory services	1	4
IT consulting	1	–
other non-audit services	4	1
	6	5
	9	6

5. Exceptional items

The following items were treated as exceptional by the group during the years ended 31 March:

	2005 US$m	2004 US$m
Recognised in operating profit:		
North America		
Profit on disposal of Tumwater brewery	4	–
Brewery closure costs in Tumwater	1	4
Miller integration and restructuring costs	2	(13)
Asset impairment	–	(5)
	7	(14)
Central America		
Reorganisation costs	–	(6)
Europe		
Brewery closure costs in Italy	(35)	–
Restructuring costs in the Canary Islands	(16)	–
Water plant closure costs in the Canary Islands	–	(6)
	(51)	(6)
Hotels and Gaming		
Restructuring costs	(4)	–
	(48)	(26)
Taxation (charge)/credit	(1)	7
Minority interests' share of the above items	8	5

The sale of the Tumwater brewery in North America, which was completed in April 2004, resulted in a profit of US$4 million in 2005. In 2005 US$1 million of the Tumwater closure costs provided in 2003 were deemed surplus and were credited to the profit and loss account (2004: US$4 million credit).

In 2005 US$2 million of the restructuring and integration costs provided in the prior year were deemed surplus and were credited to the profit and loss account (2004: US$13 million charge).

Following the decision during 2004 to cease the production and distribution of Flavoured Malt Beverages (FMBs) with the exception of the SKYY brands at Miller, an impairment charge of US$5 million was taken against assets used in FMB production.

Following the group's acquisition of brewing and soft drink bottling interests in Central America towards the end of 2001, costs were incurred to restructure the Central American operations of US$6 million in 2004. These expenses consisted primarily of retrenchment costs.

Following the acquisition of Birra Peroni SpA, an operating review resulted in management announcing in October 2004 the closure of the Naples brewery. As a result, the tangible fixed assets have been written down to net recoverable value, resulting in a charge of US$21 million. In addition, the restructuring has resulted in retrenchment costs of US$8 million, Nastro Azzurro re-branding costs of US$2 million and other exit costs of US$4 million.

In March 2005 a restructuring plan for the Canary Islands, Europe, was announced. A provision of US$16 million has been charged to the profit and loss account to cover the costs which primarily relate to severance.

In the prior year there were closure costs amounting to US$6 million related to the closure of the water bottling plant in the Canary Islands. These included the impairment of tangible fixed assets to net recoverable value (US$4 million) and rationalisation costs including redundancy and associated closure costs (US$2 million).

During the course of 2005, US$4 million of costs have been charged to the profit and loss account in relation to restructuring in the Hotels and Gaming division.

5. Exceptional items continued

	2005 US$m	2004 US$m
Recognised after operating profit:		
Africa and Asia		
Profit on disposal of investment in China	**103**	–
Share of associate's profit on disposal of a CSD business and brands in Morocco	**–**	6
Share of associate's profit on disposal of a brand in Angola	**–**	1
	103	7
Other Beverage Interests (Appletiser)		
Profit on disposal of trademarks	**–**	13
Hotels and Gaming		
Share of associate's profit on disposal of fixed assets	**11**	–
Central Administration		
Profit on disposal of investment	**252**	–
Surplus on pension fund of disposed operation	**–**	47
	252	47
	366	67
Taxation	**(31)**	(1)

The sale of the group's 29.4% interest in Harbin Brewery Group Limited (Harbin) was completed in June 2004, realising a profit of US$103 million, after taking into account all associated costs.

During 2004 Castel disposed of its interests in the Cobomi business and brands in Morocco. SABMiller's share of the profit on disposal was US$6 million. Castel recognised a profit on disposal of the Youki brand in Angola. SABMiller's share of the profit was US$1 million.

In 2004 Appletiser SA recorded a pre-tax profit on the disposal of its Valpré and Just Juice trademarks of US$13 million, which were sold to a subsidiary of The Coca-Cola Company (TCCC). Appletiser continues to produce the Valpré and Just Juice brands under a manufacturing agreement with TCCC.

In May 2004 Tsogo Sun Holdings (Pty) Ltd (Tsogo Sun) recorded an exceptional pre-tax profit on the sale of two Umhlanga Rocks hotels and land, of which the group's share amounted to US$11 million.

In July 2004 the group disposed of its entire 21% interest in Edgar's Consolidated Stores Ltd (Edcon) realising a pre-tax profit of US$252 million. The associated capital gains tax amounted to US$30 million.

The group is still in dispute resolution with Shoprite Holdings Ltd regarding the disposal of the OK Bazaars some years ago. As a result of a surplus arising from the liquidation of the OK Bazaars pension fund, which was returned to the Shoprite group, Shoprite paid The South African Breweries Ltd, OK Bazaars' former parent company, an after tax equivalent amount of US$47 million in 2004, pursuant to the sale agreement.

6. Net interest payable

	2005 US$m	2004 US$m
Interest payable on bank loans and overdrafts	**73**	116
Finance charges payable under finance leases and hire purchase contracts	**2**	3
Interest payable on corporate bonds	**144**	86
Amortisation of bond costs	**7**	9
Exchange loss on financing activities	**5**	6
Other interest payable	**8**	4
Interest payable	**239**	224
Share of associates' financing costs	**24**	36
Interest receivable	**(96)**	(72)
	167	188

7. Taxation on profit on ordinary activities

	2005 US$m	2004 US$m
Current taxation	**682**	508
Charge for the year (all overseas)	**638**	507
Adjustments in respect of prior years	**44**	1
Withholding taxes and other taxes	**126**	22
Share of associates' taxation charge	**74**	45
Total current taxation	**882**	575
Deferred taxation	**(32)**	4
Charge for the year (all overseas except for US$4 million credit in 2005)	**7**	5
Adjustments in respect of prior years	**(39)**	5
Rate change	**–**	(6)
	850	579
Effective tax rate before goodwill amortisation and exceptional items (%)*	**36.5**	34.3

*The 2005 effective tax rate before the South African secondary tax on companies (STC) charge on non-recurring dividends, following a restructuring of the group's holdings in South Africa, of US$38 million was 34.8%.

Tax rate reconciliation

	2005 US$m	2004 US$m
Profit before taxation	**2,194**	1,391
Tax charge at standard rate of 30%*	**658**	417
Exempt income	**(18)**	(34)
Other incentive allowances	**(1)**	(2)
Goodwill amortisation	**103**	101
Disallowable expenses	**76**	66
Deferred tax asset not recognised	**31**	7
Withholding taxes and other taxes	**126**	22
Foreign tax rate differential	**(23)**	5
Charges relating to prior years	**44**	1
Disposal of investments (gross of capital gains tax)	**(111)**	–
Differences in effective tax rates on profits of associates	**4**	(3)
Capital allowances in excess of depreciation	**(23)**	(24)
Pensions and post-retirement benefits	**(14)**	2
Provisions and accruals	**29**	27
Tax losses utilised	**(5)**	(4)
Other timing differences	**6**	(6)
Total current tax charge	**882**	575

*The corporate tax rate in South Africa, the largest contributor of profits in the group, and in the United Kingdom, SABMiller plc's country of primary listing, is 30% (2004: 30%).

8. Employee costs

	2005 US$m	2004 US$m
Wages and salaries	**1,282**	1,064
Share options charge	**12**	6
Social security costs	**98**	88
Other pension costs	**69**	95
Post-retirement benefits other than pensions	**50**	42
	1,511	1,295

The average monthly number of employees, which excludes employees of associated undertakings and includes executive directors, was as follows:

	2005	2004
North America	**5,760**	5,696
Central America	**6,873**	7,225
Europe*	**11,424**	10,182
Africa and Asia	**6,995**	7,236
Beer South Africa	**5,773**	5,202
Other Beverage Interests	**3,843**	3,817
Central Administration	**224**	213
Group	**40,892**	39,571

*2004: includes Italy from May 2003. Annualised equivalent: 10,361.

Part-time employees are included in the above analysis on the basis of their full-time equivalents.

Except for certain of the company's directors and administration staff, all of the above employees work outside the United Kingdom.

9. Directors' remuneration

	2005 US$000	2004 US$000
Aggregate emoluments	**5,445**	4,874
Aggregate gains made on exercise of share options	**33**	264
Company contributions to money purchase pension schemes	**656**	200
	6,134	5,338

As at 31 March 2005 two directors (2004: two) had retirement benefits accruing under money purchase pension schemes.

Full details of individual directors' remuneration are given in the directors' remuneration report.

10. Dividends

	2005 US$m	2004 US$m
Equity		
Interim paid: 12.0 US cents (2004: 7.5 US cents) per share	**144**	89
Final proposed: 26.0 US cents (2004: 22.5 US cents) per share	**329**	269
	473	358

Safari Ltd waived its rights to interim dividends of US$9 million (2004: US$6 million), and to the final dividend in respect of 2004 of US$17 million. Dividends amounting to US$20 million in respect of proposed dividends have been deducted in arriving at the aggregate dividends proposed.

The employee benefit trusts which hold shares for the various executive share incentive schemes have waived rights to dividends.

11. Earnings per share

	2005 US cents	2004 US cents
Basic earnings per share	**94.1**	54.1
Headline earnings per share	**97.5**	76.7
Adjusted basic earnings per share	**103.2**	77.6
Diluted earnings per share	**91.1**	53.0
Adjusted diluted earnings per share	**99.8**	75.2

The calculation of basic earnings per share has been based on the profit for the financial year as shown below, and on a weighted average number of shares in issue of 1,212,075,231 (2004: 1,192,192,647).

At 31 March 2005 there were 11,608,464 share purchase options outstanding under the SABMiller plc Executive Share Purchase Scheme (South Africa), 8,120,480 share purchase options outstanding under the SABMiller plc Executive Share Option Scheme (Approved Scheme and (No 2) Scheme combined), 2,515,331 conditional awards under the SABMiller plc Performance Share Award Schemes and 2,709,964 share purchase options outstanding under the SABMiller plc International Employee Share Scheme which have not yet vested. The calculation of diluted earnings per share is based on a weighted average number of shares in issue of 1,272,728,491, after adjusting for 60,653,260 weighted potentially dilutive ordinary shares arising from the share options and the guaranteed convertible bond, and the profit for the financial year as shown below, adjusted for a net interest saving of US$19 million, on the 4.25% guaranteed convertible bond up until its conversion. The average share price of SABMiller plc since the beginning of the financial year, used in determining the number of potentially dilutive shares, is US$13.46, compared with an average strike price on the outstanding options of US$9.32.

The group has also presented an adjusted earnings per share figure to exclude the impact of amortisation and other non-recurring items in order to present a more meaningful comparison for the years shown in the consolidated financial statements. Adjusted earnings per share has been based on adjusted headline earnings for each financial year and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the Institute of Investment Management and Research (IIMR)'s Statement of Investment Practice No.1 entitled 'The Definition of Headline Earnings'. The adjustments made to arrive at headline earnings and adjusted earnings are as follows:

	2005 US$m	2004 US$m
Profit for the financial year	**1,141**	645
Amortisation of goodwill	**366**	355
Share of associate's profit on disposal of fixed assets (Hotels and Gaming)	**(11)**	–
Profit on disposal of Tumwater (North America)	**(4)**	–
Brewery closure costs in Tumwater (North America)	**(1)**	(4)
Brewery closure costs (Italy)	**21**	–
Impairment costs	**9**	–
Profit on sale of investments (Africa and Asia, Central Administration)	**(355)**	–
Loss on sale of fixed assets and investments	**16**	3
Profit on disposal of trademarks (Appletiser, Other Beverage Interests)	**–**	(13)
Water plant closure costs in the Canary Islands (Europe)	**–**	6
Share of associate's profit for compensation for cancellation of distribution rights (Distell, Other Beverage Interests)	**–**	(2)
Surplus on pension fund of disposed operation	**–**	(47)
Share of associate's profit on disposal of a CSD business and brands in Morocco and a brand in Angola (Africa and Asia)	**–**	(7)
Asset impairment (North America)	**–**	5
Tax effects of the above items	**30**	–
Minority interests' share of the above items	**(31)**	(26)
Headline earnings (basic)	**1,181**	915
Integration/reorganisation costs*	**32**	19
Tax effects of the above items	**–**	(7)
South African STC on non-recurring dividends	**38**	–
Minority interests' share of the above items	**–**	(2)
Adjusted earnings	**1,251**	925

*In 2005 this comprised restructuring costs in the Canary Islands (Europe) of US$16 million, restructuring costs in Italy (Europe) of US$14 million, share of associate's restructuring costs in Hotels and Gaming of US$4 million and a reversal of restructuring and integration costs in North America of US$2 million (2004: restructuring and integration costs in North America of US$13 million and reorganisation costs in Central America of US$6 million).

12. Intangible assets

	Trademarks US$m	Goodwill US$m	Total US$m
Cost			
At 31 March 2003	5	6,806	6,811
Exchange adjustments	–	87	87
Arising on increase in share of subsidiary undertakings	–	15	15
Arising on acquisition of subsidiary undertakings	–	301	301
Reclassification of subsidiary undertakings to fixed asset investments (note 15)	–	(27)	(27)
Hindsight adjustment	–	28	28
At 31 March 2004	5	7,210	7,215
Exchange adjustments	–	156	156
Additions	1	–	1
Arising on increase in share of subsidiary undertakings	–	593	593
Arising on acquisition of subsidiary undertakings	–	9	9
Hindsight adjustments	–	(70)	(70)
At 31 March 2005	**6**	**7,898**	**7,904**
Amortisation			
At 31 March 2003	5	355	360
Amortised during the year	–	343	343
Reclassification of subsidiary undertakings to fixed asset investments (note 15)	–	(2)	(2)
Exchange adjustments	–	1	1
At 31 March 2004	5	697	702
Amortised during the year	–	351	351
Exchange adjustments	–	29	29
At 31 March 2005	**5**	**1,077**	**1,082**
Net book amount			
At 31 March 2004	–	6,513	6,513
At 31 March 2005	**1**	**6,821**	**6,822**

The goodwill balance of US$6,821 million (2004: US$6,513 million) at the end of the year includes US$602 million (2004: US$316 million) due to acquisition activities. The acquisition of an additional 39.8% in Birra Peroni SpA resulted in US$172 million goodwill while the acquisition of a further 26.5% in Amalgamated Beverage Industries Ltd resulted in US$419 million goodwill. Other acquisitions within Africa and Europe added a further US$11 million.

Goodwill arising from the acquisitions is being amortised over 20 years, with the exception of purchased goodwill in ABI, which the directors believe has an indefinite life. This is consistent with the treatment of goodwill that arose on the acquisition of Suncrush, which was acquired by ABI on 8 June 1998. The directors consider the goodwill to be supported by the existence of bottlers' agreements with Coca-Cola (Southern Africa) (Pty) Ltd (CCSA). ABI has similar bottlers' agreements in respect of other regions within South Africa. These bottlers' agreements, which are based on the Coca-Cola system, establish performance obligations as to production, distribution and marketing arrangements to maximise long-term growth in volume, cash flow and shareholder value of the bottler company. The Coca-Cola system came into being during 1899 and has had a consistent history of growth and success since that date.

The Suncrush agreements with CCSA were established in 1955 and have been in place since then. The current agreements are for a period of 10 years, with an extension of five years, expiring on 30 September 2007 and contain provisions for renewal at no cost. ABI has had similar agreements since 1976 and they have always been renewed prior to expiry. In the view of the directors, the bottlers' agreements reflect a long and ongoing relationship between the respective managements of ABI and CCSA.

The directors have given due consideration to financial forecasts in respect of the ABI business, the history of dealings of ABI with CCSA and the established international practice of The Coca-Cola Company in relation to its bottlers' agreements. In light of the above factors, the directors believe that the Suncrush agreements will continue to be renewed at the end of their legal expiry dates and the commercial value of the Coca-Cola product will be maintained. Accordingly, the directors are of the view that the goodwill of US$761 million (2004: US$335 million), as underpinned by the bottlers' agreements, currently has an indefinite economic life. The directors have performed a review for impairment at 31 March 2005 and are of the opinion that no provision is required.

The amount of cumulative goodwill in respect of purchased subsidiary and associated undertakings which has been set off against shareholders' funds prior to 31 March 1998 was US$209 million at 31 March 2005 (2004: US$187 million).

13. Tangible assets

	Assets in course of construction US$m	Land and buildings US$m	Plant, vehicles and systems US$m	Containers US$m	Total US$m
Cost or valuation					
At 31 March 2003	162	1,032	3,248	604	5,046
Exchange adjustments	8	102	312	85	507
Additions	366	14	99	112	591
Transfers to other assets	–	(9)	–	(4)	(13)
Arising on acquisition of subsidiary undertakings	7	90	188	9	294
Hindsight adjustments	(2)	(5)	–	–	(7)
Reclassification of subsidiary undertakings to fixed asset investments (note 15)	–	(4)	(15)	–	(19)
Disposals	(2)	(12)	(84)	(15)	(113)
Deposit price increase	–	–	–	6	6
Breakages and shrinkage	–	–	–	(19)	(19)
Transfers	(394)	45	320	29	–
Write-offs	–	(1)	(8)	(18)	(27)
Impairment provision (North America)	–	–	(5)	–	(5)
At 31 March 2004	145	1,252	4,055	789	6,241
Exchange adjustments	13	80	209	43	345
Additions	482	27	155	112	776
Transfers from other assets	–	–	–	2	2
Arising on acquisition of subsidiary undertakings	–	7	10	1	18
Hindsight adjustments	–	69	(4)	–	65
Disposals	(1)	(17)	(138)	(21)	(177)
Breakages and shrinkage	–	–	–	(43)	(43)
Transfers	(403)	41	312	50	–
Write-offs	(1)	–	(7)	(19)	(27)
At 31 March 2005	**235**	**1,459**	**4,592**	**914**	**7,200**
Depreciation					
At 31 March 2003	–	177	1,309	316	1,802
Exchange adjustments	–	34	173	48	255
Provided during the period	–	37	350	73	460
Arising on disposal of subsidiary undertakings	–	7	54	–	61
Reclassification of subsidiary undertakings to fixed asset investments (note 15)	–	(1)	(4)	–	(5)
Disposals	–	(7)	(62)	(11)	(80)
Transfers	–	(4)	4	–	–
Write-offs	–	–	(9)	(5)	(14)
Impairment provision in Canary Islands (Europe)	–	–	4	–	4
At 31 March 2004	–	243	1,819	421	2,483
Exchange adjustments	–	22	113	27	162
Provided during the period	–	42	387	82	511
Disposals	–	(5)	(110)	(16)	(131)
Transfers	–	1	(1)	–	–
Write-offs	–	–	(5)	(11)	(16)
Impairment provision in Italy (Europe)	–	13	8	–	21
Impairment provision (Beer South Africa)	–	–	2	–	2
Impairment provision (North America)	–	–	6	–	6
At 31 March 2005	**–**	**316**	**2,219**	**503**	**3,038**
Net book amount					
At 31 March 2004	145	1,009	2,236	368	3,758
At 31 March 2005	**235**	**1,143**	**2,373**	**411**	**4,162**

13. Tangible assets continued

Analyses of the net book amount of land and buildings:

	2005 US$m	2004 US$m
Freehold	**1,062**	925
Long leaseholds (over 50 years unexpired)	**42**	27
Short leaseholds (under 50 years unexpired)	**39**	57
	1,143	1,009

Included in land and buildings is a total of US$154 million (2004: US$147 million) of freehold land which is not depreciated.

The group has adopted FRS 15 Tangible fixed assets and in the year ended 31 March 2001 followed the transitional provisions to retain the book value of land and buildings.

The group's general purpose properties were revalued at 1 April 1998 on the basis of open market value for existing use by independent qualified valuers. The valuations were undertaken in accordance with the manual of the Royal Institute of Chartered Surveyors in the United Kingdom and the South African Institute of Valuers. The book values of these properties were adjusted to their valuations during the relevant financial period and the resultant net surpluses or deficits credited to the revaluation reserve. No provision is made for any tax on capital gains which may arise on the disposal of the group's properties at their balance sheet amounts.

The comparable amounts under the historical cost convention for land and buildings are:

	2005 US$m	2004 US$m
Historical cost	**1,454**	1,247
Aggregate depreciation based on cost	**(315)**	(242)
Net book amount	**1,139**	1,005

Included in the amounts for plant, vehicles and systems are the following amounts relating to assets held under finance leases:

	2005 US$m	2004 US$m
Cost	**76**	98
Aggregate depreciation	**(41)**	(52)
Net book amount	**35**	46

Included in the amounts for plant, vehicles and systems are the following amounts in respect of interest capitalised:

	2005 US$m	2004 US$m
At beginning of year	**17**	14
Exchange adjustments	**1**	3
At end of year	**18**	17

14. Investments in associates

	Investments US$m	Loans US$m	Total US$m
At 31 March 2003	656	49	705
Exchange adjustments	69	11	80
Additions	67	–	67
Disposals	(1)	–	(1)
Share of retained profit in the year	81	–	81
Goodwill amortised	(4)	–	(4)
At 31 March 2004	868	60	928
Exchange adjustments	17	1	18
Additions	76	–	76
Share of retained profit in the year	99	–	99
Goodwill amortised	(5)	–	(5)
At 31 March 2005	**1,055**	**61**	**1,116**

Additions in the current year mainly include additional funding to Algeria and Morocco of US$8 million and CR Snow of US$59 million.

Additions in 2004 included investments in Morocco and Algeria in association with the Castel group at a cost of US$20 million and US$25 million respectively including deferred consideration.

The gross costs of investments in associates as at 31 March 2005 was US$1,136 million (2004: US$941 million) of which the gross cost of loans was US$66 million at 31 March 2005 (2004: US$65 million).

The analysis of associated undertakings between listed and unlisted investments is shown below:

	2005 US$m	2004 US$m
At carrying value		
Listed	**132**	119
Unlisted	**923**	749
	1,055	868
At market value		
Listed	**225**	151

The group's aggregate share of certain balance sheet captions of its associated undertakings for the years ended 31 March were as follows:

	2005 US$m	2004 US$m
Fixed assets	**1,064**	948
Current assets	**598**	546
	1,662	1,494
Creditors – amounts falling due within one year	**(491)**	(373)
Creditors – amounts falling due after one year	**(207)**	(311)
	(698)	(684)
Net assets	**964**	810

The above is reconciled to the carrying value of investments in associated undertakings as follows:

	2005 US$m	2004 US$m
Net assets	**964**	810
Equity minority interest	**(118)**	(91)
Goodwill capitalised	**209**	149
Investments in associates	**1,055**	868

15. Other fixed asset investments

	Investments US$m	Loans US$m	Total US$m
At 31 March 2003	15	16	31
Exchange adjustments	1	1	2
Additions	120	131	251
Disposals	(1)	(5)	(6)
Arising on acquisition of subsidiary undertakings	13	3	16
Reclassification	(1)	–	(1)
Transfer to debtors	–	(9)	(9)
At 31 March 2004	147	137	284
Exchange adjustments	1	–	1
Additions	6	13	19
Disposals	(116)	(1)	(117)
Reclassification	7	(7)	–
At 31 March 2005	**45**	**142**	**187**

Listed investments in 2004 included the investment in Edgars Consolidated Stores Ltd (Edcon) which was carried at a nominal value, and had a market value at 31 March 2004 attributable to SABMiller plc of US$249 million and the 29.6% investment in Harbin Brewery Group Ltd (Harbin), carried at a value of US$103 million, and which had a market value at 31 March 2004 of US$140 million.

All other amounts included above are unlisted investments. The gross cost of total other fixed asset investments as at 31 March 2005 was US$193 million (2004: US$290 million).

The sale of the group's 29.4% interest in Harbin was completed in June 2004 realising a profit of US$103 million, after taking into account all associated costs. The net effect of this disposal reduced the carrying value of fixed asset investments by US$103 million. In July 2004 the group disposed of its entire 21% interest in Edcon realising a pre-tax profit of US$252 million. The disposal had no effect on the carrying value of other fixed asset investments.

The group's assets and liabilities in subsidiaries in India were reclassified as other fixed asset investments in 2004, following the establishment of a 50:50 joint venture with Shaw Wallace and Company Ltd (Shaw Wallace). As at 31 March 2004 and as at 31 March 2005, certain legal issues in India relating to the ownership of the joint venture were still being resolved and there was uncertainty over the satisfactory completion of the transaction. Until resolution of these issues, the investment has been accounted for as a fixed asset investment as the group was not certain that it would obtain the benefits of its participation in the joint venture. The carrying value of the investment as at 31 March 2005 amounted to US$142 million (2004: US$142 million).

As discussed in note 37, on 27 May 2005, the group acquired the Shaw Wallace Group's interest in the brewing operations taking the group's interest in the brewing operations to 99%. The group considers that this second transaction has been structured in such a way as to satisfactorily mitigate the issues relating to the ownership structure referred to above.

16. Stock

	2005 US$m	2004 US$m
Raw materials and consumable stores	**330**	302
Work in progress	**71**	67
Finished goods and goods for resale	**233**	230
	634	599

There is no material difference between the replacement cost and book value of stock.

17. Debtors

	2005 US$m	2004 US$m
Trade debtors	**768**	648
Amounts owed by associates – trade	**5**	1
VAT, tax and other Government receivables	**79**	38
Deferred tax	**84**	107
Other debtors	**45**	45
Staff and other loans	**12**	13
Prepayments and accrued income	**171**	183
	1,164	1,035

Included in the table above were debtors due after more than one year of US$51 million (2004: US$45 million).

18. Current asset investments

	2005 US$m	2004 US$m
Short-term bank deposits	**675**	18
Other short-term liquid instruments	**14**	13
	689	31

19. Creditors – amounts falling due within one year

	2005 US$m	2004 US$m
Short-term borrowings	**283**	366
Bank overdrafts	**513**	222
Obligations under finance lease and hire purchase contracts	**17**	25
Interest bearing borrowings	**813**	613
Trade creditors	**661**	587
Accruals and deferred income	**494**	405
Containers in the hands of customers	**248**	196
Payroll related creditors	**239**	188
Deferred consideration for acquisitions	**17**	10
Amounts owed to associates – trade	**15**	15
Dividends payable to SABMiller plc shareholders	**329**	269
Dividends payable to external minorities	**49**	40
Corporate taxation	**381**	186
Excise duty payable	**169**	160
Value added and other taxes payable	**67**	47
Other creditors	**68**	67
	3,550	2,783

Included in the payroll related creditors is a balance of US$42 million (2004: US$42 million) as a result of the contribution holiday in the South African Breweries Staff Provident Fund.

20. Creditors – amounts falling due after one year

	2005 US$m	2004 US$m
Long-term borrowings	**2,524**	3,076
Obligations under finance lease and hire purchase contracts	**2**	18
Interest bearing borrowings	**2,526**	3,094
Other creditors	**53**	72
	2,579	3,166

Included within other creditors falling due after one year is US$48 million (2004: US$55 million) of income received on settlement of interest rate hedge agreements in relation to the bonds issued in 2004, which is being deferred over the term of the bonds (see note 21).

21. Borrowings

	2005 US$m	2004 US$m
US$270 million (2004: US$328 million) 8.31% Private Bond Placing[1]	**270**	328
Other unsecured bank loans	**1,029**	717
Other loans		
US$600 million 4.25% Guaranteed Convertible Bonds due 2006[2]	**–**	594
US$600 million 4.25% Guaranteed Notes due 2008[3]	**596**	595
US$1,100 million 5.50% Guaranteed Notes due 2013[4]	**1,086**	1,084
US$300 million 6.625% Guaranteed Notes due 2033[5]	**294**	294
Botswana pula 60 million 11.35% fixed rate bond due 2011[6]	**13**	–
Other unsecured loans	**11**	3
Other secured loans	**21**	49
	3,320	3,664
Obligations under finance lease and hire purchase contracts	**19**	43
	3,339	3,707
Included in amounts falling due within one year	**(813)**	(613)
	2,526	3,094
Amounts falling due:		
Between one and two years	**120**	776
Between two and five years	**1,013**	928
In five years or more	**1,393**	1,390
Included within amounts falling due after one year	**2,526**	3,094

[1] Two of these bond placings are amortising and a total principal amount of US$58 million was repaid during the year.

[2] On 10 August 2001 and 14 September 2001 SAB Finance (Cayman Islands) Ltd issued US$500 million and US$100 million, respectively, 4.25% Guaranteed Convertible Bonds (the SABMiller Bonds) due 2006, guaranteed by SABMiller plc (SABMiller) and SABMiller Finance BV, each of which was convertible into 4.25% exchangeable redeemable preference shares of SAB Finance (Cayman Islands) Ltd at any time on or after 20 October 2001 and up to the close of business on the date falling seven London business days prior to 10 August 2006 (both days inclusive) or if the SABMiller Bonds were called for redemption, by SABMiller, prior to 10 August 2006, the seventh London working day before the date fixed for such redemption. The bonds were redeemable at the option of bondholders within 60 days after notice was given of an offer to all ordinary shareholders or on 10 August 2005.

On 9 December 2004, SABMiller announced that its subsidiary, SAB Finance (Cayman Islands) Limited (the Issuer), was exercising its right to call for the redemption of all its US$600 million SABMiller Bonds remaining in issue. Bondholders had the right, up to the close of business on 29 December 2004, to elect to convert their SABMiller Bonds into SABMiller ordinary shares at the conversion price of £6.15 per share, which if converted, would result in the issuance of 115.3203 SABMiller ordinary shares in respect of each US$1,000 principal amount of a SABMiller Bond. The bond trustee (the Trustee) had the right, up to the close of business on 7 January 2005, to convert any SABMiller Bonds which remained unconverted. The Issuer announced on 4 January 2005 that the bondholders and the Trustee had exercised their right to convert all of the SABMiller Bonds into SABMiller ordinary shares, which had led to 69,057,697 SABMiller ordinary shares being issued and allotted, with all of the SABMiller Bonds having been cancelled.

[3] On 7 August 2003 Miller Brewing Company issued US$600 million, 4.25% Guaranteed Notes due 2008, guaranteed by SABMiller plc and SABMiller Finance BV. The notes mature on 15 August 2008. The notes are redeemable in whole or in part at any time at the option of the issuer at a redemption price equal to the make-whole amount. In addition the notes are redeemable in whole but not in part at the option of the issuer upon occurrence of certain changes in taxation at their principal amount with accrued and unpaid interest to the date of redemption.

[4] On 7 August 2003 Miller Brewing Company issued US$1,100 million, 5.50% Guaranteed Notes due 2013, guaranteed by SABMiller plc and SABMiller Finance BV. The notes mature on 15 August 2013. The notes are redeemable in whole or in part at any time at the option of the issuer at a redemption price equal to the make-whole amount. In addition the notes are redeemable in whole but not in part at the option of the issuer upon occurrence of certain changes in taxation at their principal amount with accrued and unpaid interest to the date of redemption.

[5] On 7 August 2003 SABMiller plc issued US$300 million, 6.625% Guaranteed Notes due 2033, guaranteed by Miller Brewing Company and SABMiller Finance BV. The notes mature on 15 August 2033. The notes are redeemable in whole or in part at any time at the option of the issuer at a redemption price equal to the make-whole amount. In addition the notes are redeemable in whole but not in part at the option of the issuer upon occurrence of certain changes in taxation at their principal amount with accrued and unpaid interest to the date of redemption.

[6] On 28 July 2004 a 60 million Botswana pula 11.35% unsecured private bond placing was placed in the Botswana debt capital market. This bond matures on 31 March 2011. The bond is redeemable at any time at the option of the issuer at market value, in whole, or in part. The bond is not guaranteed.

In April 2004, SABMiller plc and SABMiller Finance BV signed a five-year US$1,000 million revolving credit bank facility agreement. This replaced the US$720 million facility in existence at 31 March 2004.

The maturity of obligations under finance lease and hire purchase contracts is as follows:

	2005 US$m	2004 US$m
Included in amounts falling due after one year (between one and five years)	**2**	18
Included in amounts falling due within one year	**17**	25
Obligations under finance lease and hire purchase contracts	**19**	43

Borrowings are secured by various of the group's fixed assets with an aggregate net book value of US$121 million (2004: US$95 million).

22. Provisions for liabilities and charges

	Demerged entities US$m	Post-retirement benefits US$m	Insurance US$m	Other US$m	Deferred taxation US$m	Total US$m
At 31 March 2003	20	485	35	60	143	743
Exchange adjustments	4	7	–	3	25	39
Arising on acquisition of subsidiary undertakings	–	18	–	10	–	28
Reclassification of subsidiary undertakings to fixed asset investments (note 15)	–	–	–	(2)	–	(2)
Hindsight adjustments	–	31	–	8	–	39
Charged/(credited) to profit and loss account	–	93	67	51	(3)	208
Utilised in the year	(2)	(103)	(72)	(21)	–	(198)
Transfer from creditors/debtors	–	2	–	6	1	9
Transfer between categories	–	5	–	(5)	–	–
At 31 March 2004	22	538	30	110	166	866
Exchange adjustments	–	3	–	2	8	13
Arising on acquisition of subsidiary undertakings	–	–	–	1	–	1
Hindsight adjustments	–	–	–	2	–	2
Charged/(credited) to profit and loss account	–	63	67	47	(46)	131
Utilised in the year	(1)	(121)	(65)	(20)	–	(207)
Transfer to creditors/debtors	–	(4)	–	–	(6)	(10)
At 31 March 2005	**21**	**479**	**32**	**142**	**122**	**796**

Demerged entities

During the year ended 31 March 1998, the group recognised a provision of US$117 million for the disposal of certain demerged entities in relation to equity injections which were not regarded as recoverable, as well as potential liabilities arising on warranties and the sale agreements. During the year ended 31 March 2005, US$1 million of this provision was further utilised in regard to costs associated with SAB Ltd's previously disposed of remaining retail interests. The residual US$21 million relates mainly to the disposal of OK Bazaars (1929) Ltd to Shoprite Holdings Ltd (Shoprite). As disclosed in previous annual reports, a number of claims were made by Shoprite in relation to the valuation of the net assets of OK Bazaars at the time of the sale and for alleged breaches by SAB Ltd of warranties contained in the sale agreements. These claims are being contested by SAB Ltd and have been submitted for dispute resolution to independent accountants acting as experts and not as arbitrators. In March 2000 an opinion was received from the experts but subsequent to that year end Shoprite instituted action against the independent experts and SABMiller indicating an intention to refute the expert opinion.

While full provision for all claims has already been made on the basis of prudence, the actual outcome of the dispute cannot be estimated by the directors at this time. The further information ordinarily required by FRS 12 Provisions, contingent liabilities and contingent assets has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of the dispute.

Post-retirement benefits

The provision for post-retirement benefits represents the provision for medical benefits for retired employees and their dependants in South Africa, for post-retirement medical and life insurance benefits to eligible employees and their dependants in North America, and pension provisions for employees in North and Central America, South Africa, Europe and Africa and Asia. The principal assumptions on which these provisions are based are disclosed in note 34.

Insurance

Insurance provisions of US$32 million (2004: US$30 million) represent amounts provided in respect of claims made by employees for health insurance and work-related accidents. Management estimates that the provision will be substantially utilised in the next one to two years.

Other provisions

At 31 March 2005 the group retained US$142 million (2004: US$110 million) of other provisions. The principal individual components of this amount are as follows:

The group has recognised various provisions, totalling US$41 million at 31 March 2005 (2004: US$35 million), in relation to taxation exposures it believes may arise. The provisions principally relate to corporate taxation in respect of a number of group companies and are not individually significant. Any settlement in respect of these amounts will occur as and when the assessments are finalised with the respective tax authorities.

22. Provisions for liabilities and charges continued

US$38 million (2004: US$32 million) of provisions in respect of outstanding litigation within various operations have been retained, none of which are expected to have adverse material consequences to the group.

Payroll related provisions of US$6 million (2004: US$6 million) include provisions amounting to US$6 million (2004: US$Nil million) within South Africa relating to employee long-service awards.

Within Europe, the group has provided for restructuring costs totalling US$16 million relating to the Canary Islands. Management estimates that the provisions will be substantially utilised within one year.

The group has provided for closure costs totalling US$7 million at 31 March 2005 (2004: US$4 million). US$1 million (2004: US$Nil million) relates to office closure costs (North America) and US$1 million (2004: US$2 million) relates to the water plant closure costs in the Canary Islands (Europe). The remaining US$5 million (2004: US$Nil million) relates to brewery closure costs in Italy. Management estimates that the provisions will be substantially utilised within one year. In 2004 US$2 million related to the Tumwater brewery closure (North America).

The group has made provision for certain contracts which are deemed to be onerous amounting to US$17 million (2004: US$15 million). The provisions are expected to be utilised over the next five years, in line with the period of the contracts.

Deferred taxation

	2005 US$m	2004 US$m
Provision for deferred tax comprises:		
Fixed asset allowances	**159**	182
Tax losses carried forward	**(5)**	(4)
Prepayments	**7**	11
Excise duty in stock	**5**	6
Provisions	**(33)**	(24)
Pension and post-retirement benefit provisions	**(4)**	(3)
Other timing differences	**(7)**	(2)
	122	166
At the beginning of year	**166**	143
Exchange adjustments	**8**	25
Transfer (to)/from debtors	**(6)**	1
Credited to profit and loss account	**(46)**	(3)
At end of year	**122**	166
Included within debtors (note 17) is a deferred tax asset comprising:		
Fixed asset allowances	**(220)**	(223)
Intangible assets	**16**	21
Debtors allowances	**14**	12
Provisions and accruals	**100**	68
Pensions and post-retirement benefit provisions	**168**	176
Tax losses carried forward	**–**	6
Prepayments	**(1)**	(1)
Other timing differences	**7**	48
	84	107
At the beginning of year	**107**	98
Hindsight adjustments	**–**	15
Transfer (to)/from creditors	**(6)**	1
Other movements	**(3)**	–
Charged to profit and loss account	**(14)**	(7)
At end of year	**84**	107

The deferred tax asset is brought about primarily by timing differences on provisions in Europe, Africa and Asia, North and Central America. Given both recent and forecast trading, the directors are of the opinion that the level of profits in the foreseeable future is more likely than not to be sufficient to recover these assets.

23. Share capital

	2005 US$000	2004 US$000
Group and company		
Authorised share capital		
9,027,640,206 ordinary shares of 10 US cents each (2004: 9,000,000,000)	**902,764**	900,000
972,359,794 convertible participating shares of 10 US cents each (2004: 1,000,000,000)	**97,236**	100,000
77,368,338 non-voting convertible shares of 10 US cents each (2004: 77,368,338)	**7,737**	7,737
50,000 deferred shares of £1 each (2004: 50,000)	**80**	80
Called up, allotted and fully paid share capital		
1,101,759,844 ordinary shares of 10 US cents each (2004: 1,000,315,608)	**110,176**	100,031
167,411,024 convertible participating shares of 10 US cents each (2004: 195,051,230)	**16,741**	19,505
77,368,338 non-voting convertible shares of 10 US cents each (2004: 77,368,338)	**7,737**	7,737
50,000 deferred shares of £1 each (2004: 50,000)	**80**	80

	Ordinary shares of 10 US cents each '000	Convertible participating shares of 10 US cents each '000	Non-voting convertible shares of 10 US cents each '000	Deferred shares of £1 each '000	Nominal value US$000
At 31 March 2003	998,803	195,051	77,368	50	127,202
Issue of shares	1,513	–	–	–	151
At 31 March 2004	1,000,316	195,051	77,368	50	127,353
Redesignation of convertible participating shares	27,640	(27,640)	–	–	–
Issue of shares	73,804	–	–	–	7,380
At 31 March 2005	**1,101,760**	**167,411**	**77,368**	**50**	**134,733**

The total authorised share capital remains unchanged. However, in order to comply with Altria Group, Inc's election to increase its voting percentage to 24.99%, 27,640,206 convertible participating shares of 10 US cents each were redesignated as 27,640,206 ordinary shares of 10 US cents each. The authorised share capital in relation to the 77,368,338 non-voting convertible shares of 10 US cents each and 50,000 deferred shares of £1 each remains unchanged.

In terms of the SABMiller share purchase, option and award schemes, a total of 4,613,024 (2004: 1,511,846) new ordinary shares were allotted and issued during the year for a consideration of US$38 million. 69,191,006 (2004: 1,153) new ordinary shares were issued following the conversion of the 4.25% guaranteed convertible bonds. Prior to these share issues and the redesignation of 27,640,206 convertible participating shares as ordinary shares, the issued share capital consisted of 1,000,315,608 ordinary shares of 10 US cents each. Subsequent to the issue of these shares, the issued share capital consisted of 1,101,759,844 ordinary shares of 10 US cents each, 167,411,024 convertible participating shares of 10 US cents each, 77,368,338 non-voting convertible shares of 10 US cents each and 50,000 deferred shares of £1 each.

On 1 July 2002 the company increased its authorised share capital to US$1,007,736,833 divided into 9,000,000,000 ordinary shares, 1,000,000,000 convertible participating shares and 77,368,338 non-voting convertible shares, each of 10 US cents, and £50,000 divided into 50,000 deferred shares of £1 each.

Upon the acquisition of Miller Brewing Company on 9 July 2002, the company issued a total of 430,000,000 shares to Altria Group, Inc. (Altria) (formerly Philip Morris Companies Inc.), which comprised 234,948,770 ordinary shares and 195,051,230 convertible participating shares, the nominal value of which was US$43,000,000. Altria has agreed to a standstill period until 31 December 2004 and a lock-up period (in which it will not be able to sell its shares, other than in specific circumstances) until 30 June 2005.

On 9 July 2002 the 77,368,338 ordinary shares of 10 US cents held by Safari Ltd were converted to non-voting convertible shares of 10 US cents each.

The convertible participating shares and non-voting convertible shares rank *pari passu* with the ordinary shares in all respects and no action shall be taken by the company in relation to ordinary shares unless the same action is taken in respect of the convertible participating shares and the non-voting convertible shares. On distribution of the profits (whether by cash dividend, dividend in specie, scrip dividend, capitalisation issue or otherwise), the convertible participating shares and non-voting convertible shares each rank *pari passu* with the ordinary shares.
On a return of capital (whether winding-up or otherwise) the convertible participating shares and the non-voting convertible shares each rank *pari passu* with the ordinary shares.

23. Share capital continued

Altria shall be entitled to vote its convertible participating shares at general meetings of SABMiller on a poll on the basis of one-tenth of a vote for every convertible participating share on all resolutions other than a resolution:

i) proposed by any person other than Altria, to wind-up SABMiller;

ii) proposed by any person other than Altria, to appoint an administrator or to approve any arrangement with SABMiller's creditors;

iii) proposed by the board, to sell all or substantially all of the undertaking of SABMiller; or

iv) proposed by any person other than Altria, to alter any of the class rights attaching to the convertible participating shares or to approve the creation of any new class of shares, in which case Altria shall be entitled on a poll to vote on the resolution on the basis of one vote for each convertible participating share, but, for the purposes of any resolution other than a resolution mentioned in (iv) above, the convertible participating shares shall be treated as being of the same class as the ordinary shares and no separate meeting or resolution of the holders of the convertible participating shares shall be required to be convened or passed.

Safari shall not be entitled to vote its non-voting convertible shares on any resolution other than a resolution to alter any of the class rights attaching to the non-voting convertible shares, in which case Safari shall be entitled to vote on the resolution on the basis of one vote for each non-voting convertible share.

Upon a transfer of convertible participating shares by Altria other than to an affiliate, such convertible participating shares shall convert into ordinary shares.

Altria shall be entitled to require SABMiller to convert its convertible participating shares into ordinary shares where the board has consented to the conversion.

Altria shall be entitled to require SABMiller to convert its convertible participating shares into ordinary shares, so long as such conversion does not result in Altria's voting rights in SABMiller, expressed as a percentage of the total voting rights in SABMiller, calculated (in the case of the convertible participating shares) on the basis of one-tenth of a vote for every convertible participating share, being more than 24.99% of the total voting shareholding.

Altria shall be entitled to require SABMiller to convert its convertible participating shares into ordinary shares if:

i) a third party has made a takeover offer for SABMiller and (if such offer becomes or is declared unconditional in all respects) it would result in the voting shareholding of the third party being more than 30% of the total voting shareholding; and

ii) Altria has communicated to SABMiller in writing its intention not itself to make an offer competing with such third party offer, provided that the conversion date shall be no earlier than the date on which the third party's offer becomes or is declared unconditional in all respects.

Altria shall be entitled to require SABMiller to convert its convertible participating shares into ordinary shares if the voting shareholding of a third party should be more than 24.99%, provided that:

i) the number of ordinary shares held by Altria following such conversion shall be limited to one ordinary share more than the number of ordinary shares held by the third party; and

ii) such conversion shall at no time result in Altria's voting shareholding being equal to or greater than the voting shareholding which would require Altria to make a mandatory offer in terms of rule 9 of the City Code.

If, on or after 31 December 2004, Altria wishes to acquire additional ordinary shares (other than pursuant to a pre-emptive issue of new ordinary shares or with the prior approval of the board), Altria shall first convert into ordinary shares the lesser of:

i) such number of convertible participating shares as would result in Altria's voting shareholding being such percentage as would, in the event of Altria subsequently acquiring one additional ordinary share, require Altria to make a mandatory offer in terms of rule 9 of the City Code; and

ii) all of its remaining convertible participating shares.

Altria shall be entitled to require SABMiller to convert its ordinary shares into convertible participating shares so as to ensure that Altria's voting shareholding does not exceed 24.99% of the total voting shareholding.

SABMiller shall use its best endeavours to procure that the ordinary shares arising on conversion of the convertible participating shares and the non-voting convertible shares are admitted to the Official List and to trading on the London Stock Exchange's market for listed securities, admitted to listing and trading on the JSE Securities Exchange South Africa, and admitted to listing and trading on any other stock exchange upon which the ordinary shares are from time to time listed and traded, but no admission to listing or trading shall be sought for the convertible participating shares or the non-voting convertible shares whilst they remain convertible participating shares or non-voting convertible shares (as the case may be).

The non-voting convertible shares are convertible into ordinary shares on a transfer to a third party unconnected with SABMiller, or Altria or any of their affiliates or any person deemed to be acting in concert with SABMiller or Altria.

The deferred shares do not carry any voting rights and do not entitle holders thereof to receive any dividends or other distributions. In the event of a winding up deferred shareholders would receive no more than the nominal value. Deferred shares represent the only non-equity share capital of the group.

23. Share capital continued

The following options had been granted over SABMiller plc ordinary shares pursuant to the SABMiller plc Executive Share Purchase Scheme (South Africa) and had not been exercised as at 31 March 2005:

Date of grant	South Africa scheme	Ordinary shares	Exercise price ZAR	Exercise period Earliest date	Latest date
29 May 1996		730,000	53.63	29.05.2001	29.05.2006
20 August 1996		55,000	50.43	20.08.2001	20.08.2006
28 May 1997		220,000	53.95	28.05.2002	28.05.2007
12 November 1997		40,000	53.10	12.11.2002	12.11.2007
19 January 1998		180,000	48.62	19.01.2003	19.01.2008
14 September 1998		132,000	32.84	14.09.2003	14.09.2008
11 November 1998		535,000	46.40	11.11.2003	11.11.2008
27 May 1999		107,500	50.90	27.05.2004	27.05.2009
25 November 1999		107,500	56.50	25.11.2004	25.11.2009
2 June 2000		628,500	43.09	02.06.2005	02.06.2010
1 December 2000		955,000	45.97	01.12.2005	01.12.2010
1 June 2001		347,500	59.15	01.06.2006	01.06.2011
30 November 2001		1,386,500	67.05	30.11.2006	30.11.2011
31 May 2002		408,300	80.05	31.05.2007	31.05.2012
22 November 2002		1,688,000	67.17	22.11.2007	22.11.2012
23 May 2003		961,164	53.30	23.05.2008	23.05.2013
21 November 2003		1,047,000	62.55	21.11.2008	21.11.2013
21 May 2004		863,500	78.30	21.05.2009	21.05.2014
19 November 2004		1,146,000	96.25	19.11.2009	19.11.2014
18 February 2005		70,000	93.25	18.02.2010	18.02.2015
Total		11,608,464			

The following shares had been granted under the SABMiller plc Stock Appreciation Rights Scheme and had not vested as at 31 March 2005:

Date of award	Stock Appreciation Rights Scheme	SARS	Exercise price £	Partial vesting date from
1 January 2003*		2,700,096	4.158	01.01.2004
21 November 2003		160,000	5.537	21.11.2004
21 May 2004		2,798,800	6.605	21.05.2005
		5,658,896		

*Granted on 23 May 2003 but effective as at 1 January 2003.

23. Share capital continued

The following options had been granted over SABMiller plc ordinary shares under the UK SABMiller plc Approved Executive Share Option Scheme and the SABMiller plc Unapproved Executive Share Option (No 2) Scheme and had not been exercised as at 31 March 2005:

Date of grant	UK scheme	Ordinary shares	Exercise price £	Exercise period Earliest date	Exercise period Latest date
9 March 1999		240,938	4.850	09.03.2002	09.03.2009
16 March 1999*		22,344	5.370	16.03.2002	16.03.2009
27 May 1999		49,678	5.170	27.05.2002	27.05.2009
2 June 2000		543,919	4.110	02.06.2003	02.06.2010
2 June 2000*		7,299	4.110	02.06.2003	02.06.2010
1 December 2000		40,284	4.220	01.12.2003	01.12.2010
1 December 2000*		7,109	4.220	01.12.2003	01.12.2010
1 June 2001		698,695	5.160	01.06.2004	01.06.2011
30 November 2001		54,210	4.720	30.11.2004	30.11.2011
30 November 2001*		6,356	4.720	30.11.2004	30.11.2011
31 May 2002		1,392,835	5.705	31.05.2005	31.05.2012
31 May 2002*		26,295	5.705	31.05.2005	31.05.2012
4 September 2002		159,468	4.515	04.09.2005	04.09.2012
4 September 2002*		6,645	4.515	04.09.2005	04.09.2012
22 November 2002		207,000	4.400	22.11.2005	22.11.2012
22 November 2002*		34,090	4.400	22.11.2005	22.11.2012
23 May 2003		2,113,725	4.158	23.05.2006	23.05.2013
23 May 2003*		28,864	4.158	23.05.2006	23.05.2013
21 November 2003		320,440	5.537	21.11.2006	21.11.2013
21 November 2003*		54,617	5.537	21.11.2006	21.11.2013
21 May 2004		1,856,803	6.605	21.05.2007	21.05.2014
21 May 2004*		40,462	6.605	21.05.2007	21.05.2014
19 November 2004		189,054	8.700	19.11.2007	19.11.2014
19 November 2004*		19,350	8.700	19.11.2007	19.11.2014
		8,120,480			

*SABMiller plc Approved Executive Share Option Scheme.

The following shares had been granted under the SABMiller plc Performance Share Award Scheme and had not vested as at 31 March 2005:

Date of award	Performance Share Award scheme	Ordinary shares	Exercise price £	Date by which performance condition must be met
31 May 2002		265,670	Nil	31.05.2005
9 July 2002		400,000	Nil	09.07.2005
1 August 2002		200,000	Nil	01.08.2005
1 September 2002		109,770	Nil	01.09.2005
23 May 2003		586,630	Nil	23.05.2006
21 May 2004		382,627	Nil	21.05.2007
19 November 2004		100,000	Nil	19.11.2009
		2,044,697		

Certain of these awards may rank for a 50% additional award, provided the shares are held in the EBT for a period of two years after vesting.

The following shares had been granted under the SABMiller plc International Performance Share Award Sub-Scheme and had not vested as at 31 March 2005:

Date of award	International Performance Share Award Sub-Scheme	Ordinary shares	Exercise price £	Date by which performance condition must be met
1 April 2004		265,010	Nil	01.04.2007
1 April 2004		205,624	Nil	01.04.2006
		470,634		

23. Share capital continued

The following options had been granted over SABMiller plc ordinary shares under the SABMiller plc International Employee Share Scheme and had not been exercised as at 31 March 2005:

Date of grant	International scheme	Ordinary shares	Exercise price £	Partial vesting date from
1 January 2003*		1,336,646	4.158	01.01.2004
21 May 2004		1,248,318	6.605	21.05.2005
21 May 2004**		5,000	6.605	21.05.2007
19 November 2004**		120,000	8.700	19.11.2007
		2,709,964		

*Granted on 23 May 2003 but effective as at 1 January 2003.
**SABMiller plc International Employee Share Scheme (Hong Kong and China).

24. Reserves

	Share premium US$m	Merger relief reserve US$m	Revaluation and other reserves US$m	Profit and loss reserve US$m	Total US$m
At 31 March 2003	1,373	3,395	20	657	5,445
Issue of shares	10	–	–	–	10
Profit for the financial year	–	–	–	645	645
Dividends declared	–	–	–	(358)	(358)
Payments for purchase of own shares for share trusts	–	–	–	(10)	(10)
Credit entry re the charge in respect of share option schemes	–	–	–	6	6
Exchange movements	–	–	–	300	300
At 31 March 2004	1,383	3,395	20	1,240	6,038
Issue of shares	37	–	–	–	37
Conversion of 4.25% guaranteed convertible bonds	590	–	–	–	590
Profit for the financial year	–	–	–	1,141	1,141
Dividends declared	–	–	–	(473)	(473)
Payments for purchase of own shares for share trusts	–	–	–	(21)	(21)
Credit entry re the charge in respect of share option schemes	–	–	–	12	12
Exchange movements	–	–	–	206	206
Transfers	–	–	3	(3)	–
At 31 March 2005	**2,010**	**3,395**	**23**	**2,102**	**7,530**

The group profit and loss reserve includes amounts of US$107 million (2004: US$112 million), the distribution of which is limited by statutory or other restrictions.

In the financial year ended 31 March 2000 Safari Ltd (a special purpose vehicle established and financed by a wholly owned subsidiary of SABMiller plc) acquired 77,368,338 SABMiller plc shares at an initial cost of US$560 million. In terms of the agreement, a top-up payment of US$58 million was accrued for at 31 March 2001 and paid to the selling shareholders on 3 April 2001. On 9 July 2002 these shares held by Safari Ltd were converted to non-voting convertible shares. The carrying value and directors' value of these shares at 31 March 2005 was US$618 million and US$1,210 million respectively (2004: carrying value of US$618 million and directors' value of US$889 million). These shares have been treated as a deduction in arriving at shareholders' funds.

The employee benefit trusts hold shares in SABMiller plc for the purposes of the various executive share incentive schemes, further details of which are disclosed in the report on directors' remuneration. The shares currently rank *pari passu* with all other ordinary shares. At 31 March 2005 the trusts held 4,079,530 shares (2004: 2,878,233 shares) which cost US$41 million (2004: US$23 million) and had a market value of US$64 million (2004: US$33 million). In accordance with UITF 38 these shares have been treated as a deduction in arriving at shareholders' funds. The trusts used funds provided by SABMiller plc to purchase the shares.

25. Reconciliation of operating profit to net cash inflow from operating activities

	2005 US$m	2004 US$m
Operating profit	**1,749**	1,323
Depreciation:		
tangible fixed assets	**429**	387
container amortisation	**82**	73
Container breakages, shrinkage and write-offs	**51**	32
Amortisation of intangible assets	**351**	343
Dividends received from other investments	**(10)**	(9)
Loss on sale of fixed assets	**16**	3
Charge with respect to share options	**12**	6
North America restructuring and integration costs	**(2)**	7
Brewery closure costs in Tumwater (North America)	**(1)**	(4)
Brewery closure costs in Italy (Europe)	**30**	–
Restructuring provision in the Canary Islands (Europe)	**16**	–
Impairment costs	**8**	–
Asset impairment (North America)	**–**	5
Water plant closure costs in the Canary Islands (Europe)	**–**	4
Deferred income	**(3)**	(1)
Other non-cash movements	**12**	16
Net cash inflow from operating activities before working capital movements (EBITDA)	**2,740**	2,185
Increase in stock	**(24)**	(47)
(Increase)/decrease in debtors	**(69)**	48
Increase in creditors	**145**	106
Net cash inflow from operating activities	**2,792**	2,292

Operating cash flows include cash flows relating to exceptional items of US$4 million cash inflow in respect of proceeds on the Tumwater disposal, and a cash outflow of US$5 million in respect of brewery closure costs in Italy. In 2004 operating cash flows included cash outflows relating to exceptional items of US$6 million in respect of reorganisation costs in Central America and US$2 million in respect of water plant closure costs in Europe. There were no cash flows associated with the North America integration and restructuring costs, or the reorganisation costs in Central America.

26. Reconciliation of net cash flow to movement in net debt

	2005 US$m	2004 US$m
Decrease in cash	**(433)**	(38)
Net cash outflow/(inflow) from decrease/(increase) in debt and lease financing	**118**	(8)
Net cash outflow from increase in liquid resources	**658**	16
Change in net debt resulting from cash flows	**343**	(30)
Loans and finance leases acquired with subsidiary undertakings	**–**	(82)
Loans and finance leases reclassified to fixed asset investments	**–**	9
Exchange movements	**(104)**	(7)
Amortisation of bond costs	**(7)**	(9)
Conversion of debt	**597**	–
Cash inflow from interest rate hedges	**–**	56
Movement in net debt in the year	**829**	(63)
Opening net debt	**(3,025)**	(2,962)
Closing net debt	**(2,196)**	(3,025)

A total of US$56 million was received in 2004 in relation to the interest rate hedges on the bonds issued in the year, which is being amortised through the profit and loss account over the life of the bonds.

27. Analysis of net debt

	Cash at bank and in hand US$m	Overdraft US$m	Total US$m	Funding due within one year US$m	Funding due after one year US$m	Finance leases due within one year US$m	Finance leases due after one year US$m	Total US$m	Liquid resources US$m	Net debt US$m
At 31 March 2003	559	(118)	441	(2,271)	(1,084)	(20)	(30)	(3,405)	2	(2,962)
Cash flow	58	(96)	(38)	2,030	(2,055)	22	(5)	(8)	16	(30)
Acquisitions (excluding cash and overdrafts)	–	–	–	(1)	(95)	–	–	(96)	14	(82)
Reclassifications	–	–	–	8	2	–	–	10	(1)	9
Exchange adjustments	34	(8)	26	(17)	(7)	(4)	(5)	(33)	–	(7)
Change in maturity of net debt	–	–	–	(116)	116	(22)	22	–	–	–
Cash inflow from interest rate hedges	–	–	–	–	56	–	–	56	–	56
Amortisation of bond costs	–	–	–	–	(9)	–	–	(9)	–	(9)
At 31 March 2004	651	(222)	429	(367)	(3,076)	(24)	(18)	(3,485)	31	(3,025)
Cash flow	(165)	(268)	(433)	278	(185)	26	(1)	118	658	343
Exchange adjustments	(32)	(24)	(56)	(18)	(29)	(1)	–	(48)	–	(104)
Change in maturity of net debt	–	–	–	(175)	175	(17)	17	–	–	–
Reclassifications	–	1	1	–	–	(1)	–	(1)	–	–
Amortisation of bond costs	–	–	–	(1)	(6)	–	–	(7)	–	(7)
Conversion of debt	–	–	–	–	597	–	–	597	–	597
At 31 March 2005	**454**	**(513)**	**(59)**	**(283)**	**(2,524)**	**(17)**	**(2)**	**(2,826)**	**689**	**(2,196)**

Note: Liquid resources comprises short-term deposits with banks, which mature within 12 months of the date of inception, and amounts invested in short-dated liquid instruments.

The group's net debt is denominated in the following currencies:

	US dollars US$m	Rand US$m	Euro US$m	Other currencies US$m	Total US$m
Gross borrowings (including overdrafts)	(2,976)	(51)	(253)	(427)	(3,707)
Cash at bank and liquid resources	328	235	37	82	682
Net debt at 31 March 2004	(2,648)	184	(216)	(345)	(3,025)
Gross borrowings (including overdrafts)	(2,293)	(230)	(285)	(531)	(3,339)
Cash at bank and liquid resources	883	146	38	76	1,143
Net debt at 31 March 2005	**(1,410)**	**(84)**	**(247)**	**(455)**	**(2,196)**

28. Major non-cash transactions

For the year ended 31 March 2005:

Convertible bond

During December 2004 SAB Finance (Cayman Islands) Limited exercised its right to call for the redemption of all of its unissued US$600 million 4.25% guaranteed convertible bonds due 10 August 2006. The bonds were redeemed at their principal amount plus accrued and unpaid interest up to and including the date fixed for redemption, following the satisfaction of certain conditions. One of the conditions required that the closing middle market quotation for an SABMiller ordinary share be at least 130% of the conversion price of £6.15 per share (being £7.995 per share) for 30 consecutive calendar days, at any time after 24 August 2004. This condition was satisfied on 8 December 2004. All of the conditions having been satisfied, SAB Finance (Cayman Islands) Limited issued a notice to bondholders informing them the date fixed for redemption was 10 January 2005, and on 4 January 2005 announced that the bondholders and the bond trustee had exercised their right to convert all of the bonds into SABMiller plc ordinary shares which led to 69,057,697 ordinary shares being issued and allotted and all of the bonds being cancelled. Prior to this redemption, 133,309 SABMiller plc ordinary shares had been issued in the year on conversion of similar convertible bonds.

For the year ended 31 March 2004:

There were no major non-cash transactions during the year ended 31 March 2004.

29. Acquisitions and disposals

Acquisitions

All of the assets and liabilities relating to acquisitions have been accounted for on an acquisition basis.

For the year ended 31 March 2005:

The following table represents the assets and liabilities acquired for the year ended 31 March 2005, excluding the assets and liabilities relating to the acquisition of a further 39.8% interest in Birra Peroni SpA and the buyout of the remaining minorities in Amalgamated Beverage Industries Ltd (ABI) which are discussed separately below. The fair value of the assets and liabilities acquired, which are considered to be provisional as a number of matters are still under consideration, were as follows:

	Book value US$m	Fair value adjustments US$m	Provisional fair value US$m
Tangible fixed assets	9	9[1]	18
Stock	2	–	2
Debtors	3	–	3
Cash at back and in hand	1	–	1
Creditors due within one year	(3)	–	(3)
Provisions for liabilities and charges	(1)	–	(1)
	11	9	20
Equity minority interests	4	–	4
Net assets acquired	15	9	24
Goodwill			11
Consideration			35

In accordance with the group's accounting policy, the goodwill of US$11 million arising on consolidation has been stated in the balance sheet as an intangible asset.

Adjustments to align account policies and fair value adjustments comprise the following:

	US$m
Other adjustments	
Tangible assets[1]	9

[1] Land and buildings fair valued based on an independent valuation.

The principal acquisitions made by SABMiller, excluding the buyouts of Birra Peroni SpA and ABI minorities, include the following:

- On 10 June the group acquired a 94.93% stake in Aurora SA in Romania, with the holding increased to 99.58% subsequently.
- In January 2005, SAB Ltd increased to 84% its effective shareholding in Comco SA, which manufactures and distributes soft drinks under a Coca-Cola franchise in the Comores. SAB Ltd also increased to 100% its effective shareholding in Mayco SA, which manufactures and distributes soft drinks under a Coca-Cola franchise in the French territory of Mayotte.

ABI minority buyout

The outstanding 26.5% minorities in ABI were acquired in December 2004 at a cost of US$593 million, excluding acquisition costs of US$4 million. Goodwill of US$419 million has been generated on this transaction, which is not being amortised, consistent with the treatment of the existing goodwill in relation to the ABI business.

The fair values of the assets and liabilities acquired, which are considered to be provisional as a number of matters are still under consideration, were as follows:

	Book value US$m	Fair value adjustments US$m	Provisional fair value US$m
Employee share option buyout costs	–	(11)	(11)
Equity minority interests	189	–	189
Net assets acquired	189	(11)	178
Goodwill			419
Consideration			597

Total consideration is comprised as follows:

	US$m
Cash acquisition costs	4
Deferred consideration	15
Cash purchase price	578
Consideration per the above fair value table	597

29. Acquisitions and disposals continued

Birra Peroni SpA minority buyout

A further 39.8% interest in Birra Peroni SpA was acquired in February 2005 at a cost of US$205 million. This has generated additional goodwill of US$172 million.

The fair values of the assets and liabilities acquired, which are considered to be provisional as a number of matters are still under consideration, were as follows:

	Book value US$m	Fair value adjustments US$m	Provisional fair value US$m
Equity minority interests	33	–	33
Net assets acquired	33	–	33
Goodwill			172
Consideration			205

In accordance with the group's accounting policy, the goodwill of US$172 million arising on consolidation has been stated in the group's balance sheet as an intangible asset.

Reconciliation of cash consideration to cash paid per the cash flow statement

	US$m
Cash acquisition costs in relation to ABI minorities	582
Cash acquisition costs in relation to Birra Peroni SpA minorities	205
Miller cash received in relation to pension fund settlement	(5)
Cash consideration for rest of group	35
	817
Purchase of subsidiary undertakings per cash flow statement	24
Purchase of shares from minorities per cash flow statement	793
	817

For the year ended 31 March 2004:

The following table represents the assets and liabilities acquired for the year ended 31 March 2004, excluding the assets and liabilities relating to the acquisition of Birra Peroni SpA which are separately disclosed on the next page.

The fair value of the assets and liabilities acquired were as follows:

	Provisional and final fair value US$m
Tangible fixed assets	19
Stock	2
Debtors	8
Creditors due within one year	(7)
	22
Equity minority interests	4
Net assets acquired	26
Goodwill	33
Consideration – all cash	59

In accordance with the group's accounting policy, the goodwill of US$33 million arising on consolidation has been stated in the balance sheet as an intangible asset.

29. Acquisitions and disposals continued

The other principal acquisitions made by SABMiller include the following:

- Effective 29 April 2003 Kompania Piwowarska SA acquired a controlling interest of 98.8% in Browar Dojlidy Sp Z.O.O. Subsequent purchases from minority shareholders have increased Kompania Piwowarska's interest to 99.4%.
- During June to September 2003 SABMiller Africa BV acquired a further 5.5% interest in Sechaba Brewery Holdings Ltd of Botswana, bringing SABMiller's effective stake in Sechaba to 16.8% and the effective stake in each of Botswana Breweries (Pty) Ltd and Kgalagadi Breweries (Pty) Ltd to 31.1%.
- Effective 1 December 2003 SABMiller Africa BV acquired a further 9.5% interest in Cervejas de Moçambique SARL, bringing SABMiller's effective stake to 49.1%.

  In addition there was a US$1 million release of deferred consideration in relation to acquisitions made in prior years.

Birra Peroni SpA

The acquisition of a 60% interest in Birra Peroni SpA, the number two brewer in Italy, with options to increase the holding in the future, was completed on 4 June 2003, although control passed to SABMiller on 21 May 2003 when the SABMiller-appointed directors assumed control of the business. Consequently, the business was accounted for from 21 May 2003. The acquisition was funded in cash from existing resources.

The fair values of the assets and liabilities acquired were as follows:

	Provisional fair value US$m	Hindsight adjustments US$m	Final fair value US$m
Tangible fixed assets	214	65[1]	279
Other investments	16	–	16
Stock	67	–	67
Debtors	192	–	192
Cash at bank and in hand	14	–	14
Creditors due within one year	(351)	–	(351)
Creditors due after one year	(95)	–	(95)
Provisions for liabilities and charges	(28)	(2)[2]	(30)
	29	63	92
Equity minority interests	(13)	(25)[3]	(38)
Net assets	16	38	54
Goodwill	283	(38)	245
Consideration – all cash	299	–	299

In accordance with the group's accounting policy, the goodwill of US$245 million arising on consolidation has been stated in the group's balance sheet as an intangible asset.

The hindsight adjustments to align accounting policies and fair value adjustments comprise the following:

	US$m
Other adjustments	
Tangible fixed assets[1]	65
Provisions for liabilities and charges[2]	(2)
Equity minority interests[3]	(25)
	38

The principal hindsight adjustments may be explained as follows:

[1] Revision of asset values based on an independent valuation;
[2] Revision of estimates in relation to provisions;
[3] Minority interests were adjusted to align minorities due to other fair value adjustments.

29. Acquisitions and disposals continued

Based on the unaudited Italian GAAP management accounts, Birra Peroni SpA and its subsidiaries earned a loss after taxation and minorities of US$39 million for the period from 1 January 2003 to 20 May 2003.

	Period ended 20 May 2003 US$m
Turnover	179
Operating profit	(46)
Interest	(5)
Profit before taxation	(51)
Taxation	11
Profit after taxation	(40)
Equity minority interests	1
Profit for the period	(39)

There were no recognised gains and losses in the period ended 21 May 2003 other than the loss after tax and minorities of US$39 million shown above.

For the year ended 31 December 2002 Birra Peroni SpA and its subsidiaries reported an Italian GAAP loss after tax and minority interests of US$28 million.

The reported loss after taxation figures and the amounts shown in the summary profit and loss for the periods indicated above do not reflect the impact of changes to the accounting policies or other fair value adjustments made by the group subsequent to their acquisition.

From 21 May 2003, the date of acquisition, to 31 March 2004 the Birra Peroni SpA operations contributed US$27 million to the group's EBITDA, paid US$3 million in respect of taxation, US$5 million in respect of servicing finance, and utilised US$17 million for capital expenditure.

Reconciliation of cash consideration to cash paid per the cash flow statement

	US$m
Cash acquisition costs in relation to Peroni	299
Cash consideration for rest of group	59
	358
Purchase of subsidiary undertakings per cash flow statement	338
Purchase of shares from minorities per cash flow statement	20
	358

Disposals

For the year ended 31 March 2005 and 31 March 2004:

There were no disposals in the year ended 31 March 2005 and 31 March 2004.

30. Financial instruments

The group purchases or issues financial instruments in order to finance its operations and to manage the interest rate and currency risks that arise from those operations and from its sources of finance. In addition, various financial balances, for example trade debtors, trade creditors, accruals and prepayments, arise directly from the group's operations.

The group finances its operations through a mixture of retained reserves, bank revolving credit borrowings, long-term bank loans and corporate bonds. In respect of its South African businesses, the group manages overnight cash flows centrally through its wholly-owned subsidiary, Sabfin (Pty) Ltd. Project finance and term borrowings are negotiated directly with the banking industry by South African group operating subsidiaries, but subject to internal group treasury policies. Outside South Africa, the group's treasury is managed by SABMiller Finance BV which is responsible for both the central cash and the central borrowing portfolio, and foreign exchange management for the transfer of dividends and various cash flows from group operating subsidiaries to central treasury. Operating subsidiaries negotiate facilities directly with banks in their various operating regions to meet relatively short-term local funding requirements but under central treasury guidance and policies.

The group also enters into derivatives transactions, principally forward foreign currency contracts, forward rate agreements and interest rate swaps in order to manage the currency and interest rate risk arising from the group's operations. The group does not write interest rate or currency options and currency options are only purchased as a cost-effective alternative to forward foreign exchange contracts. It is group policy that no trading in financial instruments be undertaken.

The main risks arising from the group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. Compliance with the group's policies and exposure limits is reviewed periodically by the board of directors. These policies have remained unchanged throughout the year ended 31 March 2005.

Interest rate risk

The group finances its operations through a mixture of retained reserves, bank and corporate bond borrowings. The group borrows principally in rand, euro, Polish zloty, Czech krone and in US dollars at both fixed and floating rates of interest. The interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. In order to hedge specific exposures in the interest rate repricing profile of existing borrowings and anticipated peak additional borrowings the group makes use of interest rate swaps and forward rate agreements to generate the desired interest profile and to manage the group's exposure to interest rate fluctuations. The group's policy is to maintain a level of fixed rate borrowings (measured on a rolling basis) intended to limit the impact of a 1% change in interest rates to 1% of group operating profit excluding exceptional items. As at 31 March 2005 52% (2004: 68%) of the group's borrowings were at fixed rates after taking into account interest rate swaps and forward rate agreements.

The changes in the fixed rate percentage between the two years is analysed further (in this note) under the interest rate risk profile of financial liabilities and financial assets.

Liquidity risk

In order to mitigate any liquidity risk that the group may face, the group's policy has been, throughout the year ended 31 March 2005, to maintain substantial unutilised banking facilities and reserve borrowings capacity, as indicated by the level of undrawn facilities.

Foreign currency risk

The group seeks to mitigate the effect of structural currency exposures by borrowing, where cost effective, in the same currencies as the functional currencies of its main operating units. It is not the group's policy to hedge foreign currency translation exposures.

The group also has transactional currency exposures which principally arise from sales or purchases, in currencies other than the unit's functional currency. The group's policy is to limit the aggregate uncovered net transaction exposure to US$60 million (2004: US$60 million) – being intended to limit the impact on group operating profit to 1% for every 10% movement in exchange rates against the US dollar. The actual position at 31 March 2005 was US$35 million (2004: US$10 million).

The following tables exclude short-term debtors and non-interest bearing short-term creditors except for the table on the fair values of financial assets and liabilities where these balances are included within book and fair values and the table of net foreign currency monetary assets and liabilities.

30. Financial instruments continued

Interest rate risk profile of financial liabilities and financial assets

After taking into account the group's interest rate and currency swaps and forward rate agreements the currency and interest rate exposures of the borrowings of the group at 31 March 2005 were:

Currency	Floating rate financial liabilities US$m	Fixed rate financial liabilities US$m	Total US$m	Financial liabilities where no interest is paid US$m
SA rand	13	38	51	–
US dollars	660	2,316	2,976	6
Central European currencies	141	146	287	–
Euro	252	–	252	1
Other currencies	125	16	141	–
At 31 March 2004	1,191	2,516	3,707	7
SA rand	230	–	230	–
US dollars	701	1,592	2,293	3
Central European currencies	250	122	372	–
Euro	284	1	285	1
Other currencies	128	31	159	–
At 31 March 2005	**1,593**	**1,746**	**3,339**	**4**

Based on the above floating rate borrowings at 31 March 2005, a 1% change in interest rates would impact group operating profit, over a 12-month period, by approximately US$16 million, which is 0.9% of group operating profit.

The percentage of fixed rate borrowings at 31 March 2005 was 52% (2004: 68%).

The interest rate swaps included in the table above decrease fixed rate debt by US$600 million with a corresponding increase in floating rate debt.

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
Currency	Weighted average interest rate %	Weighted average period for which rate is fixed (years)	Weighted average term to maturity (years)
SA rand	13	1	–
US dollars	5	5	2
Central European currencies	7	3	–
Other currencies	25	3	–
At 31 March 2004	5	4	2
US dollars	5	6	2
Central European currencies	4	3	–
Other currencies	17	3	–
At 31 March 2005	**5**	**4**	**2**

Floating rate borrowings are mainly bank sourced and bear interest at various money market rates which include overnight call, and up to the 12-month term rates in respect of SA rand activities. Euro and US dollar floating rate borrowings are fixed in advance for periods ranging from 30 to 180 days and are mainly priced by reference to Euribor/LIBOR. Central European borrowing rates vary significantly between the various functional currency areas comprising this region, but are priced by reference to a combination of local market rates or LIBOR depending on the practice of the various markets. Other currencies comprise various fixed rate African currencies especially influenced by relatively high interest rates in Angola, Mozambique and Botswana.

30. Financial instruments continued

The group held the following financial assets, as part of the financing arrangements of the group at 31 March 2005:

	2005 US$m	2004 US$m
US dollar short-term deposits	**676**	18
Other short-term deposits	**13**	13
SA rand cash	**146**	236
US dollar cash	**207**	309
Other cash	**101**	106
	1,143	682

The above financial assets are all priced at floating rates with interest rates reset and/or maturity dates within one year. Rand assets attract interest rates at overnight money market call rate, and US dollar assets attract LIBOR related interest rates at various margins. Other currencies include those of Central European countries, Central America and the African continent.

Rand cash and short-term deposits are subject to South African exchange control regulations. South Africa's exchange control regulations provide for restrictions on exporting capital from South Africa, other than normal dividends.

Undrawn borrowing facilities

The group has the following undrawn committed borrowing facilities available to it:

	Expiring within one year US$m	**Expiring between one and two years US$m**	**Expiring in more than two years US$m**	**Total US$m**
Group Central Treasury	561	–	–	561
Africa and Asia	31	8	–	39
Europe	203	46	68	317
Americas	11	10	–	21
South Africa	576	–	–	576
At 31 March 2004	1,382	64	68	1,514
Group Central Treasury	–	–	832	832
Africa and Asia	72	–	–	72
Europe	278	18	–	296
Americas	16	–	15	31
South Africa	460	–	–	460
At 31 March 2005	**826**	**18**	**847**	**1,691**

As at 31 March 2005 the facilities expiring within one year are of a general banking nature and thus subject to review at various dates (usually on an annual basis), and it is expected that this profile will continue relative to core working capital and seasonal peak borrowing requirements. The facilities expiring beyond two years are of a project and structured finance nature, and are mostly utilised to finance capital expenditure as well as those of a general funding nature.

Currency exposures

The group seeks to mitigate the effect of the currency exposures arising from its net investments by borrowing as far as possible in the same currencies as the operating currencies of its main operating units. Gains and losses arising on net investments and the financial instruments used to hedge the currency exposures are recognised in the statement of total recognised gains and losses.

The table below shows the extent to which group companies have monetary assets and liabilities in currencies other than their local currency.

The table below shows the group's transactional (or non-structural) currency exposures that could give rise to net currency gains and losses which are recognised in the profit and loss account.

30. Financial instruments continued

Net foreign currency monetary assets/(liabilities)

	SA rand US$m	US dollar US$m	Central European currencies US$m	Western European currencies US$m	Other African currencies US$m	Other currencies US$m	Total US$m
Functional currency of group operations:							
SA rand	–	2	–	4	–	–	6
US dollars	(11)	–	(1)	9	(8)	17	6
Central European currencies	–	(3)	–	–	–	–	(3)
Other African currencies	(16)	5	–	(1)	–	–	(12)
Other currencies	–	(7)	–	–	–	–	(7)
At 31 March 2004	(27)	(3)	(1)	12	(8)	17	(10)
SA rand	–	2	–	5	–	–	7
US dollars	6	–	(2)	(21)	(8)	10	(15)
Central European currencies	–	(6)	(2)	(9)	–	–	(17)
Other African currencies	(4)	5	–	(1)	–	–	–
Other currencies	–	(10)	–	–	–	–	(10)
At 31 March 2005	**2**	**(9)**	**(4)**	**(26)**	**(8)**	**10**	**(35)**

The amounts shown in the table above take into account the effect of forward contracts and purchased currency options, which are used when cost effective as an alternative to forward contracts. Certain subsidiaries have open forward contracts to manage short-term foreign currency exposures to expected future trade imports and exports. These activities are predominantly centred in South Africa and take place between the SA rand, US dollar, and the euro.

Based on the above net transaction exposure position at 31 March 2005, a simultaneous 10% change in all foreign exchange rates against divisional reporting currencies would impact group operating profit by approximately US$3.5 million, which is well within the policy limit of 1% of group operating profit.

Fair values of financial assets and financial liabilities

The following table presents the carrying amounts and the fair values of the group's financial instruments as at 31 March 2005. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. The estimated net fair values have been determined using available market information and appropriate valuation methodologies, as detailed below, but are not necessarily indicative of the amounts that the group could realise in the normal course of business.

	2005		2004	
	Book value US$m	**Fair value US$m**	Book value US$m	Fair value US$m
Primary financial instruments held or issued to finance the group's operations:				
Short-term borrowings and current portion of long-term borrowings	**813**	**821**	613	618
Long-term borrowings	**2,526**	**2,636**	3,094	3,506
Financial assets	**2,307**	**2,307**	1,717	1,717
Other financial liabilities	**2,790**	**2,790**	2,242	2,242
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps and forward rate agreements	**–**	**(2)**	–	18
Derivative financial instruments held or issued to hedge the currency and interest rate exposure on expected future transactions:				
Forward foreign exchange contracts	**–**	**13**	–	(3)
Commodity contracts	**–**	**–**	–	1

30. Financial instruments continued

The following methods and assumptions were used by the group in determining fair values:

Due to their short-term nature, liquid resources, trade debtors and trade creditors are shown at the book values reported in the balance sheet.

Borrowings – the fair values of the group's fixed rate loans are estimated using quoted prices or, where such prices are not available, discounted cash flows analysed using the appropriate yield curve. The book values of floating rate borrowings approximate their fair value.

Forward instruments – the fair values of interest rate derivatives are based on discounted cash flow analysis and comprise contracts with fixing dates after 31 March 2005. The fair values of forward foreign exchange contracts are determined using the relevant market forward foreign exchange rates.

Hedging

The group's policy is to hedge (on a cost effective basis) the following exposures:

- Interest rate risk – using interest rate derivatives;
- Currency transaction risk – using forward foreign currency contracts to hedge foreign currency creditors. Forward foreign currency contracts are also used to hedge currency exposures on future expected transactions. Under the group's accounting policy, foreign currency balances which are hedged using forward foreign currency contracts are translated at the forward rate inherent in the contracts. Consequently, the relevant asset or liability effectively has the gain or loss on the hedging instrument embedded in its carrying value. Such gains and losses are treated as deferred until the underlying position matures; and
- Commodity price risk – commodity contracts are purchased from time to time to hedge the underlying price risks inherent in the aluminium component of can purchases.

	Unrecognised		Net unrecognised	Deferred		Net deferred
	gains US$m	(losses) US$m	gains/(losses) US$m	gains US$m	(losses) US$m	gains/(losses) US$m
Gains and losses on hedges at 31 March 2003	2	(24)	(22)	–	–	–
Arising in previous years included in income for the year ended 31 March 2004	2	(16)	(14)	–	–	–
Arising in and not included in income for the year ended 31 March 2004	24	–	24	12	–	12
Gains and losses on hedges at 31 March 2004	24	(8)	16	12	–	12
Arising in previous years included in income for the year ended 31 March 2005	–	(3)	(3)	–	–	–
Arising in and not included in income for the year ended 31 March 2005	(7)	(1)	(8)	(12)	–	(12)
Gains and losses on hedges at 31 March 2005	17	(6)	11	–	–	–
Of which gains and losses expected to be included in income for the year ending 31 March 2006	–	(1)	(1)	–	–	–
Gains and losses expected to be included in income thereafter	17	(5)	12	–	–	–

31. Operating lease commitments

	2005 US$m	2004 US$m
Land and buildings		
Annual commitments under non-cancellable operating leases expiring:		
Within one year	**6**	4
Between two and five years	**15**	14
Over five years	**7**	10
	28	28
Plant, vehicles and systems		
Annual commitments under non-cancellable operating leases expiring:		
Within one year	**5**	2
Between two and five years	**14**	6
	19	8

32. Commitments

	2005 US$m	2004 US$m
Capital commitments not provided in the financial information:		
Contracts placed for future capital expenditure	**109**	97
Expenditure authorised by the directors not yet contracted	**156**	125
Other commitments not provided in the financial information:		
Contracts placed for future expenditure	**436**	393

Contracts placed for future expenditure primarily relate to Miller's various long-term non-cancellable advertising and promotion commitments which, at 31 March 2005, are principally due between 2005 and 2008.

In addition, Miller has various long-term supply contracts with unrelated third parties to purchase certain materials used in its production and packaging process. The terms of these contracts generally stipulate that Miller must use the designated suppliers for expected minimum percentages of its annual purchase requirements of the specified materials. However, Miller is not obliged to make any purchases unless it requires supplies of such materials. Supply contracts outstanding at 31 March 2005 for malt, bottles, labels and cans expire between 2005 and 2015.

33. Contingent liabilities

	2005 US$m	2004 US$m
Guarantees to third parties provided in respect of borrowings of certain subsidiary undertakings	**2,985**	3,357
US$270 million (2004: US$328 million) 8.31% Private Bond Placing*	**270**	328
US$600 million 4.25% Guaranteed Convertible Bonds*	**–**	600
US$600 million 4.25% Guaranteed Notes*	**600**	600
US$1,100 million 5.50% Guaranteed Notes*	**1,100**	1,100
US$1,000 million (2004: US$720 million) Syndicated Loan*	**1,000**	720
Bank facilities	**15**	8
Other guarantees	**–**	1
Staff loans and pension guarantees	**30**	30
Litigation	**2**	11
Other	**–**	4
	3,017	3,402

*These represent the maximum amounts guaranteed by SABMiller plc, the company. The aggregate actual amounts outstanding and disclosed as part of borrowings (note 21) is US$2,414 million as at 31 March 2005 (2004: US$3,079 million).

33. Contingent liabilities continued

Staff loans and pension guarantees above primarily relate to the present value of Miller pension guarantees. Miller and Pabst Brewing Company (Pabst) are responsible for the Milwaukee Brewery Workers' Pension Plan. In connection with Pabst's closure of its Milwaukee, Wisconsin brewery and their contract brewing agreement with Miller, Pabst entered into a withdrawal liability settlement agreement, which requires annual payments by Pabst to this pension plan of approximately US$4 million until 2013. In the event that Pabst is unable to fulfil its pension plan obligation, the plan would have recourse to all the assets of Pabst and its parent company. If such assets do not satisfy Pabst's remaining pension obligation, Miller would be required to fund the remaining Pabst withdrawal liability until 2013.

SABMiller and Altria entered into a tax matters agreement (the Agreement) on 30 May 2002, to regulate the conduct of tax matters between them with regard to the acquisition of Miller and to allocate responsibility for contingent tax costs. SABMiller has agreed to indemnify Altria against any taxes, losses, liabilities and costs that Altria incurs arising out of or in connection with a breach by SABMiller of any representation, agreement or covenant in the Agreement, subject to certain exceptions.

The group has exposures to various environmental risks. Although it is difficult to predict the group's liability with respect to these risks, future payments, if any, would be made over a period of time in amounts that would not be material to the group's financial position, except insofar as already provided in the consolidated financial statements.

The group has a number of activities in a wide variety of geographic areas and is subject to certain legal claims incidental to its operations. In the opinion of the directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon the group's financial position, except insofar as already provided in the consolidated financial statements.

The company, with Miller Brewing Company, in common with other participants in the beer and spirits industries in the USA, is a co-defendant in a rising number of putative class action lawsuits alleging that the defendants have intentionally targeted the marketing of certain alcoholic beverage brands to persons under the legal drinking age. The plaintiffs allege several causes of action, including violations of state consumer protection laws, unjust enrichment, negligence and civil conspiracy. The complaints seek, on behalf of undefined classes of parents and guardians, an injunction and unspecified money damages (including fines, punitive damages and disgorgement of profits relating to underage consumption). The lawsuits are in pleading stages and, with one exception, defendants' motions to dismiss the complaints are pending or shortly to be filed. In the case that is the exception, the defendants' motions to dismiss have been upheld by the court and the plaintiffs are appealing this decision. Currently, the defendants are presenting their preliminary legal defences and strenuously defending the lawsuits. As these are relatively new developments, there are not yet meaningful bases on which the potential for liability and any quantum of penalty or damages can be determined.

The group has not provided for deferred UK income and foreign withholding taxes relating to unremitted earnings of overseas subsidiary undertakings, as remittance of these earnings is not currently anticipated in the foreseeable future.

34. Pensions and post-retirement benefits

The group operates a number of pension schemes throughout the world. These schemes have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit schemes. The majority of the schemes are funded and the schemes' assets are held independently of the group's finances. Pension and post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. Generally, the projected unit method is applied to measure the defined benefit scheme liabilities.

The group also provides medical benefits, which are mainly unfunded, for retired employees and their dependants in South Africa. The main assumptions used in calculating the costs were an annual discount rate of 11%, consumer inflation of 7% and medical cost inflation of 9%. The last valuation was performed on 31 March 2003. Miller provides post-retirement, medical and life insurance benefits, which are unfunded, to eligible employees and their dependants. Obligations for post-retirement medical benefit plans were US$346 million at 31 March 2003, the date of the most recent valuation. The principal assumptions used in calculating the liabilities were an annual discount rate of 8%, consumer inflation of 2.75% and medical cost inflation of 10%.

The pension and post-retirement medical benefit costs for the years ended 31 March 2005 and 31 March 2004 are as follows:

	2005 US$m	2004 US$m
Defined contribution scheme costs	**56**	44
Defined benefit scheme costs	**13**	51
Post-retirement medical benefits costs	**51**	42
Pension accruals	**50**	42
Provisions for pensions	**46**	134
Provisions for post-retirement benefits	**433**	404

The group operates various defined contribution and defined benefit schemes. Details of the main defined contribution scheme are provided opposite:

34. Pensions and post-retirement benefits continued

The South African Breweries Staff Provident Fund

During the financial year ended 31 March 1998 the South African Breweries Pension Fund was liquidated. Members of this fund were converted from a defined benefit basis to a defined contribution basis and transferred to the South African Breweries Staff Provident Fund. On transfer to the Provident Fund, members received an enhancement of 27% of their actuarial reserve value. The market value of assets as at 1 December 1997 was US$288 million. The liquidation of the pension fund was approved by the Financial Services Board of South Africa and the transfer of assets was substantially completed on 31 July 1998. At the liquidation date an actuarial valuation of the pension fund indicated an estimated surplus to the employer of approximately US$55 million. The main assumptions used in the calculation of the defined benefit liabilities and to calculate the variation cost in accordance with SSAP 24 Accounting for pensions costs were a long-term investment return of 15% per annum and a real return in excess of salary inflation of approximately 1% per annum on average. The level of funding, being the actuarial value of assets expressed as a percentage of the accrued service liabilities, calculated at the liquidation date, was approximately 128%. The surplus has been transferred to the Staff Provident Fund and is held separately from members' assets as an employer reserve. In terms of the rules of the fund, this employer reserve was being used to fund a contribution holiday, the benefit of which, in accordance with SSAP 24, was being spread over the period of the average future working lives of the employees, estimated to be 10 years. During the year ended 31 March 2005, the contribution holiday ceased. Also during the year ended 31 March 2005, notification was received from the Financial Services Board that the remaining surplus on liquidation after distributions to employees belongs to the employer. The accrued liability is thus being reversed, in accordance with SSAP 24, over the average future working lives of the employees, estimated to be 10 years.

Details of the major defined benefit schemes are provided below:

The ABI Pension Fund

The latest valuation of the ABI Pension Fund was carried out at 1 January 2001 by an independent actuary using the attained age method. The main assumptions were price inflation of 8% per annum, a long-term investment return of 12.5% per annum, rate of salary inflation of 10% per annum and pension inflation of 8% per annum. The latest actuarial valuation revealed a surplus of US$18 million in the actuarial value of the assets of US$51 million compared to the actuarial value of the liabilities. This represents a funding level of 154%. The market value of assets at 1 January 2001 was US$60 million.

Miller pension schemes

Salaried employees – substantially all salaried employees of Miller are covered by a defined benefit pension plan, a survivor income benefit plan and a long-term disability plan. Previously the salaried employees of Miller Brewing Company participated in the salaried employees' pension scheme of Altria. On 9 July 2002, Miller Brewing Company established its own pension scheme for salaried employees. During the year ended 31 March 2005 the Internal Revenue Service approved the Miller plan as a qualified pension plan and assets from the Altria plan were transferred to the Miller plan. As of 9 July 2002, the salaried employee pension plan had a deficit of US$36 million in the actuarial value of the plan assets of US$364 million compared to the actuarial value of the liabilities. This represents a funding level of 91%.

Hourly employees – eligible hourly employees participate in stand-alone pension plans providing flat dollar benefits based on years of service. The most recent actuarial valuations of these plans, and of Miller's post-retirement benefit plans, were carried out by professionally qualified actuaries at 1 January 2003 using the projected unit method. The principal assumptions used in the preparation of the pension valuations were an annual discount rate of 8%, a rate of increase in flat dollar benefits of 2% and consumer inflation of 2.75%. The latest actuarial valuation revealed a deficit of US$5 million in the actuarial value of the assets of US$180 million compared to the actuarial value of the liabilities. This represents a funding level of 97%.

During the year changes were made to certain of the Miller pension schemes intended to limit the impact on future costs including the closure of certain schemes to new members. This has led to a past service credit which is being recognised over the average future working lives of the employees.

Certain of Miller's hourly employees participate in the Milwaukee Brewery Workers' Pension Plan. As part of the withdrawal settlement, Pabst, which had participated in the plan prior to 1997, has agreed to make annual contributions of approximately US$4 million to this plan until 2013. The plan's funded status net of the present value of Pabst's withdrawal payments at 31 March 2005 is set out below:

	US$m
Market value of assets	39
Present value of accrued obligations, net of Pabst withdrawal payments	(73)
Deficit	(34)

Additional disclosures required under Financial Reporting Standard (FRS) 17

In November 2000, the Accounting Standards Board issued FRS 17 Retirement Benefits which changes the way in which companies are required to measure, recognise and disclose their obligations for pension and post-retirement benefits, and the related amounts charged to the profit and loss account and statement of recognised gains and losses. SABMiller has chosen not to early adopt this FRS, but in line with the transitional provisions of this standard, the additional disclosures as at 31 March 2005, and for the year then ended, are set out overleaf.

34. Pensions and post-retirement benefits continued

The ABI Pension Fund

The above valuation was updated to 31 March 2005 by a qualified independent actuary. The major assumptions used were:

	2005	2004	2003
Salary inflation	**6.5%**	6.0%	7.5%
Pension inflation	**5.0%**	4.3%	6.2%
Discount rate	**9.5%**	9.0%	11.0%
Inflation	**5.0%**	4.5%	6.0%

The market value of assets in the scheme and the expected rate of return were:

	2005		2004		2003	
	US$m	**Long-term rate of return**	US$m	Long-term rate of return	US$m	Long-term rate of return
Equities	**71**	**12.5%**	31	12.0%	40	13.0%
Bonds	**9**	**9.5%**	8	9.0%	8	11.0%
Cash	**3**	**7.5%**	34	7.0%	2	9.0%
International equities	**13**	**12.5%**	13	12.0%	12	13.0%
Property and other	**1**	**12.5%**	–	–	–	–
Total market value of assets	**97**		86		62	
Present value of scheme liabilities	**(40)**		(33)		(25)	
Surplus in the scheme	**57**		53		37	
Unrecognised pension asset due to limit	**(57)**		(53)		(37)	
Pension asset recognised	**–**		–		–	

The pension asset recognised must be limited to the extent that the employer is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme. The limit has been set equal to nil as the surplus apportionment exercise required in terms of the new SA legislation has not yet been performed.

Miller pension schemes

The above valuations were updated at 31 March 2005 by a qualified independent actuary. The major assumptions used were:

	2005	2004	2003
Discount rate	**5.9%**	6.3%	6.5%
Inflation	**4.0%**	2.8%	2.7%
Salary inflation	**3.5%**	3.5%	4.5%

The market value of the assets in the schemes and the expected rates of return were:

	2005		2004		2003	
	US$m	**Long-term rate of return**	US$m	Long-term rate of return	US$m	Long-term rate of return
Equities	**544**	**9.0%**	482	9.0%	342	9.5%
Bonds	**294**	**5.6%**	251	6.0%	144	6.5%
Cash	**1**	**1.8%**	2	3.0%	19	4.0%
Property	**5**	**9.0%**	4	9.0%	4	9.5%
Other	**–**	**–**	–	–	17	9.5%
Total market value of assets	**844**		739		526	
Present value of scheme liabilities	**(1,007)**		(931)		(855)	
Deficit in schemes	**(163)**		(192)		(329)	
Related deferred tax asset	**64**		76		120	
Net provision for pension obligation	**(99)**		(116)		(209)	

34. Pensions and post-retirement benefits continued

Post-retirement medical schemes

The main assumptions used for FRS 17 purposes at 31 March 2005 are as below:

	South Africa			Miller		
	2005	2004	2003	**2005**	2004	2003
Salary inflation	**7.3%**	6.0%	7.0%	**3.5%**	3.5%	4.5%
Healthcare cost inflation	**6.3%**	7.8%	9.0%	**10.0%**	10.0%	10.0%
Discount rate	**8.3%**	9.8%	11.0%	**5.9%**	6.3%	6.5%

	South Africa			Miller			Total		
	2005 US$m	2004 US$m	2003 US$m	**2005 US$m**	2004 US$m	2003 US$m	**2005 US$m**	2004 US$m	2003 US$m
Present value of scheme liabilities	**(44)**	(40)	(30)	**(545)**	(489)	(432)	**(589)**	(529)	(462)
Deficit	**(44)**	(40)	(30)	**(545)**	(489)	(432)	**(589)**	(529)	(462)
Related deferred tax asset	**13**	12	9	**215**	193	171	**228**	205	180
Net provision for post-retirement medical benefits	**(31)**	(28)	(21)	**(330)**	(296)	(261)	**(361)**	(324)	(282)

The following amounts would have been recognised in the performance statements in the year to 31 March 2005 under FRS 17.

	Percentage of scheme assets/liabilities			Total		
	2005	2004	2003	**2005 US$m**	2004 US$m	2003 US$m
Operating profit						
Current service cost				**40**	52	
Past service credit				**(103)**	(6)	
Total operating (credit)/charge				**(63)**	46	
Other finance income						
Expected return on scheme assets				**72**	53	
Interest on scheme liabilities				**(93)**	(100)	
Net return				**(21)**	(47)	
Statement of total recognised gains and losses						
Actual return less expected return on scheme assets	**(1)%**	15%	(9)%	**(12)**	129	(53)
Experience gains and losses arising on the scheme liabilities	**3%**	(1)%	1%	**(49)**	11	(11)
Effect of changes in the actuarial assumptions				**(123)**	(76)	(99)
Actuarial (loss)/gain recognised in the STRGL	**11%**	(4)%	12%	**(184)**	64	(163)
Movement in deficit during the year						
Opening balance				**(764)**	(804)	
Transfer from other provisions				**-**	(7)	
Acquisition activity				**-**	(19)	
Current service cost				**(40)**	(52)	
Past service credit				**103**	6	
Contributions				**119**	110	
Other finance costs				**(21)**	(47)	
Actuarial (loss)/gain				**(184)**	64	
Exchange adjustments				**(3)**	(7)	
Other				**(3)**	(8)	
Closing balance				**(793)**	(764)	

The deficit and the movement therein include amounts in relation to a number of small pension and post-retirement schemes in addition to those described in more detail above, which in aggregate show a deficit at 31 March 2005 of US$40 million (2004: US$43 million).
The past service credit in 2005 primarily relates to changes made to certain Miller post-retirement schemes.

34. Pensions and post-retirement benefits continued

If the above amounts had been recognised in the financial statements, the group's net assets and profit and loss reserve at 31 March 2005 and 31 March 2004 would be as follows:

	2005 US$m	2004 US$m
Net assets excluding pension and post-retirement liabilities	**8,599**	7,323
Pension and post-retirement liabilities	**(497)**	(479)
Net assets including pension and post-retirement liabilities	**8,102**	6,844
Profit and loss reserve excluding pension and post-retirement liabilities	**2,392**	1,563
Pension and post-retirement liabilities	**(492)**	(463)
Profit and loss reserve including pension and post-retirement liabilities	**1,900**	1,100

35. Related party transactions

With effect on 31 March 2003 the group entered into a transaction whereby it disposed of its Hotel and Gaming investments to a new company, Tsogo Sun Holdings (Pty) Ltd (Tsogo Sun), in exchange for a 49% interest in Tsogo Sun, with the remaining 51% interest held by Tsogo Investment Holdings (Pty) Ltd. Effectively the group disposed of 51% of its interests in Hotels and a 1% interest in its Tsogo Sun Gaming investment.

As of 31 March 2005 the group has a number of arrangements in place with Tsogo Sun, which are related party in nature.

ABSA Bank Ltd (ABSA) has agreed to provide a series of facilities to Tsogo Sun and its shareholders, including US$91 million (2004: US$110 million), of which US$54 million had been drawn down at 31 March 2005 (2004: US$55 million), to assist TI and other empowerment shareholders to invest in Tsogo Sun and its subsidiary companies. This facility has been guaranteed by SABSA Holdings (Pty) Ltd (SABSA).

Investec Bank Ltd has agreed to provide certain facilities to Tsogo Sun KwaZulu Natal (Pty) Ltd (TS-KZN), a subsidiary of Tsogo Sun, for the development of the Suncoast Casino in Durban. These facilities are subject to various levels of support from SABSA and Johnnic Ltd (Johnnic), the principal shareholder of Durban Add-ventures (Pty) Ltd (DAV), which owns 40% of TS-KZN:

- US$96 million (2004: US$94 million), all of which had been drawn down at 31 March 2005 and at 31 March 2004, as a bridging finance facility to fund the equity commitments of the shareholders to the Durban development, for a period of up to four years. This facility is 60% guaranteed by SABMiller (US$58 million (2004: US$56 million)) and 40% by Johnnic (US$38 million (2004: US$38 million)), until such time as the facility is repaid and the equity contributions of the shareholders are injected into TS-KZN;
- US$96 million (2004: US$94 million), of which US$62 million had been drawn down at 31 March 2005 (2004: US$60 million), as a senior debt facility to fund various assets of the Durban development. SABSA and Johnnic have entered into a 'sponsor support agreement' in terms of which they will undertake that only if the licence is suspended, withdrawn or not renewed as a result of the conduct of TS-KZN, the sponsors will, in the ratio 60:40, at their election, either assume the obligations of TS-KZN in respect of the senior debt facility; or pay Investec any shortfall in the repayment of the debt owing by TS-KZN to Investec in respect of the senior debt facility that may arise after realisation of Investec's security of TS-KZN's assets;
- The remaining development costs of US$32 million (2004: US$31 million) are to be funded by cash flows generated from the development in the initial years of operation. To the extent that the cash flow generated is not sufficient to meet the outstanding development costs, the shareholders of TS-KZN will be required to procure the remaining funding requirements in terms of their commitments to the KwaZulu Natal Gambling Board.

SABMiller has guaranteed the lease commitments of Tsogo Sun in respect of the Sandton Convention Centre, which are based on a total capital cost of US$51 million (2004: US$50 million).

In return for its guarantees the SABMiller group earns an annual fee of between 1.35% and 2% based on the outstanding capital amount drawn down under the related facility during the year.

Funding arrangements between SABSA and Tsogo Sun exist, with such arrangements attracting market related costs. During the year ended 31 March 2005, SABSA provided interest bearing loans to Tsogo Sun of US$61 million (2004: US$59 million) and held cumulative redeemable preference shares to a value of US$64 million (2004: US$63 million). Interest received by SABSA on these loans amounted to US$5 million in the year ended 31 March 2005 (2004: US$6 million). SABSA received US$6 million of preference dividends in the year ended 31 March 2005 and has accrued US$4 million of preference dividends as at 31 March 2005 (2004: US$5 million).

The group also has related party transactions with its associated undertaking Coca-Cola Canners (Pty) Ltd (Coca-Cola Canners). During the year the group, through ABI, purchased from Coca-Cola Canners canned Coca-Cola products for resale totalling US$198 million (2004: US$168 million). As at 31 March 2005 ABI owed US$15 million (2004: US$15 million) to Coca-Cola Canners.

The Miller Brewing Company has received various services from the Altria group of companies, including insurance claims processing, leasehold accommodation and other administrative services, with an aggregate cost of US$0.1 million (2004: US$9 million), of which US$Nil million (2004: US$2 million) was outstanding at 31 March 2005.

35. Related party transactions continued

In December 2004 the group acquired, pursuant to a court sanctioned scheme of arrangement in terms of the South African Companies Act of 1973, all of the issued shares in ABI which were not already owned by the group, at a price per share of R91. The Public Investment Commission (PIC), which is the body which holds the assets of the South African government pension scheme, was at the time of the transaction deemed to be a related party of SABMiller in terms of the Listing Rules of the UKLA by virtue of its holding of shares entitling it to control the exercise of over 10% of the votes able to be cast at general meetings of SABMiller plc, and was also the holder of approximately 1.7% of the issued share capital of ABI, and accordingly received from the group a cash consideration of R236 million (US$38 million) for its ABI shareholding. These shares were acquired from PIC pursuant to the scheme of arrangement on the same terms as those on which the shares of all the other minority shareholders in ABI were acquired.

During the year ended 31 March 2004 the group acquired a further 9.5% of Cervejas de Moçambique (CDM) from the Castel group, an associated undertaking of the SABMiller group, for a cash payment of US$7 million.

In an extension to the pan-African strategic alliance entered into by the group and the Castel group in 2001, the company announced on 18 March 2004 the establishment of two ventures with Castel.

The Algerian associate was effected by the group acquiring from Castel, in Algeria, a 25% direct interest in two Castel carbonated soft drink plants and one brewery, together with a 15.78% stake in a second brewery, in which Castel is the majority shareholder. The Moroccan associate was effected by the group acquiring, from Castel, a 25% interest in a holding company which has controlling interests in three breweries, a malting plant and a wet depot, all of which are located in Morocco. As a consequence of these investments by SABMiller and its existing 20% stake in Castel's operations in Africa (obtained at the time of the strategic alliance), these associates are effectively owned 60% by Castel and 40% by SABMiller.

Pursuant to the group's strategic alliance arrangements with Castel, transactions between the group and Castel, including the Algerian and Moroccan associates, are subject to the related party rules of the Listing Rules of the UKLA.

The day-to-day operations of the associates will be managed by Castel, which has a significant presence and expertise in French-speaking Africa. The parties will co-operate in a number of important areas such as procurement and new technical initiatives, whilst drawing on the resources of the respective groups.

SABMiller's direct cash investment comprised US$25 million in Algeria and US$20 million in Morocco, including US$9 million of deferred consideration, which was paid in the year ended 31 March 2005.

36. Ordinary shareholding analyses

Listed below are analyses of holdings extracted from the register of ordinary shareholders at 31 March 2005:

	Number of shareholders	Percentage of share capital
Portfolio size		
1 – 1,000	17,609	0.52
1,001 – 10,000	5,957	1.61
10,001 – 100,000	1,240	3.84
100,001 and over	687	94.03
	25,493	100.00
Category		
Individuals	18,105	2.05
Pension and provident funds	326	5.08
Banks, nominees and finance companies	1,318	38.70
Trust funds and investment companies	4,083	2.47
Other corporate entities	1,661	51.70
	25,493	100.00

36. Ordinary shareholding analyses continued

According to information received by the directors, the following are the only shareholders beneficially holding, directly or indirectly, at 31 March 2005 and 12 May 2005 respectively, in excess of 3% of the share capital having normal voting rights:

	12 May 2005 %	**31 March 2005 %**
ABSA Nominees (Pty) Ltd	3.4	**3.5**
Altria Group, Inc	23.8	**23.8**
Barclays plc	4.3	**4.2**
Legal & General Investment Management Ltd	3.6	**3.5**
Nedcor Bank Nominees (Pty) Ltd	4.8	**5.2**
Public Investment Commissioners	8.9	**9.1**
South African Mutual Life Assurance Society & Subsidiaries (Old Mutual)	4.1	**4.3**
Standard Bank Nominees (Tvl) (Pty) Ltd	9.9	**10.5**
Suid-Afrikaanse Nasionale Lewensassuransie Maatskappy (Sanlam)	4.6	**4.5**

Certain of the major shareholders' shareholdings were partially included in the nominee company totals as given and have been excluded from these totals. No other beneficial nominee holders are entitled to shares exceeding 3% of the issued share capital.

37. Post balance sheet events

In April 2005, the group's Chinese associate, CR Snow, announced that it had entered into an agreement to acquire the assets of the Fuyang City Snowland Brewery Company in Anhui province.

On 9 May 2005 the group announced that it had agreed to acquire the Slovakian brewer, Topvar, a.s. The group will acquire an initial stake of between 33% and 49%. After six months, the group's interest will be increased to at least 67%, with further shares being subject to put and call arrangements. The transaction is conditional upon Slovakian Anti-monopoly Office approval, a minimum level of acceptances from the minority shareholders and the fulfilment of certain technical requirements.

On 27 May 2005 the group announced that its Indian subsidiary, MBL Investments had acquired the Shaw Wallace Group's interest in the brewing operations of its Indian joint venture, taking the group's interest to 99%.

Balance sheets of SABMiller plc

at 31 March

	Notes	2005 US$m	2004 US$m
Fixed assets			
Tangible fixed assets	(i)	**4**	–
Investments in subsidiary undertakings	(ii)	**5,428**	5,431
Current assets		**5,432**	5,431
Debtors		**13**	8
Cash at bank and in hand		**1**	1
		14	9
Creditors – amounts falling due within one year	(iii)	**(393)**	(895)
Amounts owed by group undertakings		**1,435**	807
Net current assets/(liabilities)		**1,056**	(79)
Total assets less current liabilities		**6,488**	5,352
Creditors – amounts falling due after more than one year	(iv)	**(312)**	(310)
Net assets		**6,176**	5,042
Capital and reserves			
Share capital	23	**135**	127
Share premium	24	**2,010**	1,383
Merger relief reserve	24	**3,395**	3,395
Profit and loss reserve		**636**	137
Capital employed	(v)	**6,176**	5,042
Profit attributable to shareholders		**985**	383

This balance sheet was approved by the directors on 6 June 2005.





Graham Mackay
Chief executive

Malcolm Wyman
Chief financial officer

Advantage has been taken of the provisions of section 230(3) of the Companies Act, 1985, not to produce a separate profit and loss account for SABMiller plc.

Notes to the balance sheets of SABMiller plc

(i) Tangible fixed assets

Tangible fixed assets comprise land and buildings with cost and net book value of US$1 million (2004: US$Nil million) and assets in the course of construction of US$3 million (2004: US$Nil million). There was no accumulated depreciation at 31 March 2005 or 31 March 2004.

	2005 US$m	2004 US$m
(ii) Investment in subsidiary undertakings		
Opening balance	**5,431**	5,430
Additions	**55**	1
Disposals	**(25)**	–
Impairment	**(33)**	–
Closing balance	**5,428**	5,431
Subsidiary companies		
SABMiller Holdings Ltd[1]	**5,179**	5,179
SAB Ltd[2]	**217***	250
SAB Management Services Ltd[3]	**2**	2
South African Breweries Finance (Jersey) Ltd[4]	**–**	–
South African Breweries Finance (No 2) (Jersey) Ltd[4]	**–**	–
SAB Finance (Cayman Islands) Ltd[5]	**–**	–
SABMiller Holdings Europe Ltd[2]	**–**	–
SABMiller (Africa & Asia) Ltd[2]	**30**	–
Miller Brands UK Ltd[6]	**–**	–
	5,428	5,431

Notes:

Country of incorporation	Principal activity	Country of incorporation	Principal activity
[1] England	Group holding company	[4] Jersey, Channel Islands	Finance company
[2] England	Holding company	[5] Cayman Islands	Finance company
[3] England	Management services to fellow group companies	[6] England	UK distribution company

*The investment in SAB Ltd has been reduced to its estimated recoverable amount.

	2005 US$m	2004 US$m
(iii) Creditors – amounts falling due within one year		
Amounts owed to group undertakings	**17**	603
Other creditors	**32**	10
Payroll related creditor	**10**	9
Accruals	**4**	3
Dividends payable to shareholders	**330**	270
	393	895

	2005 US$m	2004 US$m
(iv) Creditors – amounts falling due after more than one year		
US$300 million 6.625% Guaranteed Notes due 2033	**294**	294
Deferred income	**18**	16
	312	310

	2005 US$m	2004 US$m
(v) Reconciliation of movements in shareholders' funds		
Profit for the financial year	**985**	383
Dividends declared	**(473)**	(344)
	512	39
Payment for own shares for share trusts	**(21)**	(10)
Credit entry re the charge in respect of share option schemes	**8**	6
Conversion of convertible bonds	**597**	–
Net proceeds of ordinary shares issued for cash	**38**	10
Net increase in shareholders' funds	**1,134**	45
Shareholders' funds at start of year	**5,042**	4,997
Shareholders' funds at end of year	**6,176**	5,042

The principal subsidiary undertakings of the group, as at 31 March, were as follows:

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital 2005	2004
Central administration				
SABMiller Finance BV	Netherlands	Holding and finance company	**100%**	100%
SABSA Holdings (Pty) Ltd	South Africa	Holding company	**100%**	100%
SABMiller Africa and Asia BV	Netherlands	Holding company	**100%**	100%
North American operations				
Miller Brewing Company	USA	Brewing	**100%**	100%
Foster's USA, LLC	USA	Import and sale of beer	**50%**	50%
Jacob Leinenkugel Brewing Co., Inc.	USA	Brewing	**100%**	100%
Pilsner Urquell USA, Inc.[1]	USA	Import and sale of beer	**100%**	100%
Central American operations				
Bevco Ltd[2]	British Virgin Islands	Holding company	**58%**	58%
Corporación Cevecera Hondureña S.A.	Honduras	Distribution company	**58%**	58%
Cervecería Hondureña, S.A.	Honduras	Brewing/CSDs	**58%**	58%
Industrias La Constancia, S.A.	El Salvador	Brewing/CSDs/water	**58%**	58%
Tres Montanas S.A.	El Salvador	Leasing	**58%**	58%
European operations				
SABMiller Europe BV	Netherlands	Holding company	**100%**	100%
Birra Peroni SpA[3]	Italy	Brewing	**100%**	60%
Compania de Bere Romania	Romania	Brewing	**99%**	98%
Compania Cervecera de Canarias SA	Spain	Brewing	**51%**	51%
Dreher Sörgyárak Rt	Hungary	Brewing	**100%**	99%
Kaluga Brewery Company OOO	Russia	Brewing	**100%**	100%
Kompania Piwowarska SA[4]	Poland	Brewing	**72%**	72%
Browar Dojlidy Sp z.o.o.[5]	Poland	Brewing	**71%**	71%
Pivovar Šariš AS[6]	Slovakia	Brewing	**100%**	100%
Plzeňský Prazdroj SA	Czech Republic	Brewing	**97%**	97%
African operations				
SABMiller Africa BV	Netherlands	Holding company	**62%**	62%
SABMiller Botswana BV	Netherlands	Holding company	**62%**	62%
Accra Brewery Ltd[7]	Ghana	Brewing	**43%**	43%
Botswana Breweries (Pty) Ltd	Botswana	Sorghum brewing	**31%**	31%
Cervejas de Moçambique SARL[7] [8]	Mozambique	Brewing	**49%**	49%
Coca-Cola Bottling Luanda SARL	Angola	CSDs	**28%**	28%
Coca-Cola Bottling Sud de Angola SARL	Angola	CSDs	**37%**	37%
Chibuku Products Ltd	Malawi	Sorghum brewing	**31%**	31%
Kgalagadi Breweries (Pty) Ltd	Botswana	Brewing/CSDs	**31%**	31%
Lesotho Brewing (Pty) Ltd	Lesotho	Brewing/CSDs	**24%**	24%
National Breweries plc[7]	Zambia	Sorghum brewing	**43%**	43%
Nile Breweries Ltd	Uganda	Brewing	**59%**	59%
Swaziland Brewers Ltd	Swaziland	Brewing	**37%**	37%
Tanzania Breweries Ltd[7]	Tanzania	Brewing	**33%**	33%
Zambian Breweries plc[7]	Zambia	Brewing/CSDs	**54%**	54%
Asian operations				
SABMiller Asia BV[9]	Netherlands	Holding company	**100%**	100%

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital 2005	2004
Beer South Africa[10]				
The South African Breweries Ltd[10]	South Africa	Brewing and holding company	**100%**	100%
South African Breweries Hop Farms (Pty) Ltd	South Africa	Hop farming	**100%**	100%
Southern Associated Maltsters (Pty) Ltd	South Africa	Maltsters	**100%**	100%
Other Beverage Interests				
Other Beverage Interests (Pty) Ltd	South Africa	Holding company	**100%**	100%
Amalgamated Beverage Industries Ltd[11]	South Africa	Dormant	**100%**	74%
Appletiser South Africa (Pty) Ltd	South Africa	Fruit juices and water	**100%**	100%

Notes:
[1] Pilsner Urquell USA, Inc. was transferred to the North American operations from the European operations on 1 April 2003.
[2] Voting rights are different from the nominal interest. A 50% voting right can be exercised. Control vests in SABMiller plc by virtue of the management agreement.
[3] The acquisition of a 60% interest in Birra Peroni SpA was completed on 4 June 2003. Effective from 23 February 2005, SABMiller plc acquired a further 39.8% of Birra Peroni, bringing the group's shareholding to 99.8%.
[4] SABMiller Poland BV, a wholly owned subsidiary of SABMiller Europe, holds 71.9% of Kompania Piwowarska SA (KP) at 31 March 2005.
[5] KP completed the acquisition of a 98.8% interest in Browar Dojlidy Sp z.o.o. on 30 April 2003. Subsequent purchases from minority shareholders have increased KP's interest to 99.4%.
[6] Pivovar Šariš AS is 100% owned by BBG Austria, a wholly owned subsidiary of SABMiller Europe BV.
[7] Listed in country of incorporation.
[8] Effective 1 December 2003, SABMiller Africa BV acquired a further 9.5% interest in Cervejas de Moçambique SARL, bringing SABMiller's effective stake to 49.1%.
[9] This company holds a 49% interest in China Resources Snow Breweries Ltd – see the table for associated undertakings.
[10] When the operations and assets of the South African Beer Division were a part of SAB Ltd, they were held as a division of that company. Following the restructuring, these operations and assets were incorporated into a corporate legal entity, The South African Breweries Ltd.
[11] The group acquired the interests it did not already own in Amalgamated Beverage Industries Ltd in December 2004 pursuant to a scheme of arrangement. The trade and assets of ABI were transferred subsequently to The South African Breweries Ltd and ABI was delisted.

The group comprises a large number of companies. The list above only includes those subsidiary undertakings which materially affect the profit or net assets of the group, or a business segment, together with the principal intermediate holding companies of the group. The principal country in which each of the above subsidiary undertakings operates is the same as the country in which each is incorporated.

Where the group's nominal interest in the equity share capital of an undertaking is less than 50%, the basis on which the undertaking is a subsidiary undertaking of the group is as follows:

African operations

The group's effective interest in its African operations was diluted as a result of the disposal of a 38% interest in SABMiller Africa BV on 1 April 2001, in exchange for a 20% interest in the Castel group's African beverage interests. The operations continue to be consolidated due to SABMiller Africa BV's majority shareholdings, and ability to control the operations.

Botswana Breweries (Pty) Ltd and Kgalagadi Breweries (Pty) Ltd

SABMiller Africa holds a 40% interest in each of Botswana Breweries (Pty) Ltd and Kgalagadi Breweries (Pty) Ltd with the remaining 60% interest in each held by Sechaba Brewery Holdings Ltd. SABMiller Africa's shares entitle the holder to twice the voting rights of those shares held by Sechaba Brewery Holdings Ltd. SABMiller Africa's 10.1% indirect interest (2004: 10.1%) is held via a 16.8% interest (2004: 16.8%) in Sechaba Brewery Holdings Ltd.

Lesotho Brewing Company (Pty) Ltd (Lesotho Brewing)

SABMiller Africa holds a 39% interest in Lesotho Brewing with the remaining interest held by a government authority, the Lesotho National Development Corporation (51%), and the Commonwealth Development Corporation (10%). Lesotho Brewing is treated as a subsidiary undertaking based on the group's ability to control its operations through its board representation. The day-to-day business operations are managed in accordance with a management agreement with Bevman Services AG, a group company.

Coca-Cola Bottling Luanda SARL (CCBL)

SABMiller Africa is the largest shareholder in CCBL with a 45% holding. Management control is exercised through a contractual agreement with Bevman Services AG, a group company.

Associated undertakings

The principal associated undertakings of the group, as at 31 March, were as set out below. Where the group's interest in an associated undertaking is held by a subsidiary undertaking which is not wholly-owned by the group, the subsidiary undertaking is indicated in a note below.

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital 2005	2004
African operations				
Delta Corporation Ltd[1][2]	Zimbabwe	Brewing/CSDs	**22%**	19%
Kenya Breweries Ltd[2]	Kenya	Brewing	**12%**	12%
Société des Brasseries et Glacières Internationales	France	Holding company	**20%**	20%
Brasseries Internationales Holding Ltd	Gibraltar	Holding company	**20%**	20%
Marocaine d'Investissements et de Services[3]	Morocco	Holding company	**40%**	40%
Société de Boissons de l'Ouest, Algerien[4]	Algeria	CSDs	**40%**	40%
Skikda Bottling Company[4]	Algeria	CSDs	**40%**	40%
Société des Nouvelles Brasseries[4]	Algeria	Brewing	**40%**	40%
Algerienne de Bavaroise[4]	Algeria	Brewing	**25%**	25%
Asian operations				
China Resources Snow Breweries Ltd, which holds the following principal subsidiary undertakings:	British Virgin Islands	Holding company	**49%**	49%
China Resources Snow Breweries (Anhui) Co Ltd[5]	China	Brewing	**49%**	49%
China Resources Snow Breweries (Anshan) Co Ltd[5]	China	Brewing	**44%**	44%
China Resources Snow Breweries (Changchun) Co Ltd[5]	China	Brewing	**42%**	42%
China Resources Snow (Dalian) Bangchuidao Breweries Co Ltd[5][6]	China	Brewing	**49%**	39%
China Resources Snow Breweries (Dalian) Co Ltd[5]	China	Brewing	**49%**	49%
China Resources Snow Breweries (Harbin) Co Ltd[5]	China	Brewing	**34%**	34%
China Resources Snow Breweries (Jilin) Co Ltd[5]	China	Brewing	**49%**	49%
China Resources Snow Breweries (Liaoyang) Co Ltd[5]	China	Brewing	**29%**	29%
China Resources Snow Breweries (Tianjin) Co Ltd[5][7]	China	Brewing	**48%**	45%
China Resources Food and Beverage (Chengdu) Co Ltd[5]	China	Bottled water	**49%**	49%
China Resources Food and Beverage (Shenzhen) Co Ltd[5]	China	Bottled water	**49%**	49%
China Resources Snow Breweries (Shenyang) Co Ltd[5]	China	Brewing	**44%**	44%
C'est Bon Food and Beverage (Shenzhen) Co Ltd[5]	China	Bottled water	**49%**	49%
China Resources Snow Breweries (Wuhan) Co Ltd[5]	China	Brewing	**44%**	44%
China Resources Snow Breweries (Panjin) Co Ltd[5]	China	Brewing	**34%**	34%
China Resources Snow Breweries (Beijing) Co Ltd[5]	China	Brewing	**49%**	49%
China Resources Blue Sword (Sichuan) Breweries Co Ltd[5]	China	Brewing	**30%**	30%
China Resources Blue Sword (Mianyang) Breweries Co Ltd[5]	China	Brewing	**30%**	30%
China Resources Blue Sword (Leshan) Breweries Co Ltd[5]	China	Brewing	**30%**	30%
China Resources Blue Sword (Chengdu) Breweries Co Ltd[5]	China	Brewing	**30%**	30%
China Resources Blue Sword (Zigong) Breweries Co Ltd[5]	China	Brewing	**30%**	30%
China Resources Blue Sword (Qionglai) Breweries Co Ltd[5]	China	Brewing	**30%**	30%
China Resources Blue Sword (Suining) Breweries Co Ltd[5][8]	China	Brewing	**30%**	–
China Resources Blue Sword (Shifang) Breweries Co Ltd[5]	China	Brewing	**30%**	30%
China Resources Blue Sword (Guangan) Breweries Co Ltd[5]	China	Brewing	**30%**	30%
China Resources Blue Sword (Mianzhu) Breweries Co Ltd[5]	China	Brewing	**30%**	30%
China Resources Blue Sword (Dazhou) Breweries Co Ltd[5]	China	Brewing	**30%**	30%
China Resources Blue Sword (Neijiang) Breweries Co Ltd[5]	China	Brewing	**30%**	30%
China Resources Blue Sword (Nanchong) Breweries Co Ltd[5]	China	Brewing	**30%**	30%
China Resources Snow Breweries (Changdu) Co Ltd[5][9]	China	Brewing	**49%**	–
China Resources Snow Breweries (Guangdong) Co Ltd[5][10]	China	Brewing	**49%**	–
China Resources Snow Breweries (Jiangsu) Co Ltd[5][11]	China	Brewing	**49%**	–
China Resources Snow Breweries (Wuxi) Co Ltd[5][11]	China	Brewing	**49%**	–
China Resources Snow Breweries (Changzhou) Co Ltd[5][11]	China	Brewing	**34%**	–

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital 2005	2004
Asian operations continued				
China Resources Longjin (Shucheng) Breweries Co Ltd[5][12]	China	Brewing	**44%**	–
China Resources Longjin (Liuan) Breweries Co Ltd[5][12]	China	Brewing	**44%**	–
Zhejiang Qianjiang Breweries Stock Co Ltd[5][13]	China	Brewing	**34%**	–
Shenyang China Resources Enterprise Brewery Co Ltd[5]	China	Brewing	**39%**	39%
China Resources Snow Breweries (Liaoning) Co Ltd[5]	China	Brewing	**49%**	49%
Other Beverage Interests				
Coca-Cola Canners (Pty) Ltd[14]	South Africa	Canning of beverages	**32%**	24%
Distell Group Ltd[1]	South Africa	Wines and spirits	**30%**	30%
Hotels and Gaming				
Tsogo Sun Holdings (Pty) Ltd	South Africa	Holding company	**49%**	49%
Southern Sun Hotels (Pty) Ltd[15]	South Africa	Holding company	**49%**	49%
Southern Sun Hotel Interests (Pty) Ltd[16]	South Africa	Hotels	**49%**	49%
Tsogo Sun Gaming (Pty) Ltd[15]	South Africa	Holding company	**49%**	49%
Tsogo Sun Casinos (Pty) Ltd[17]	South Africa	Gaming	**49%**	49%

Notes:

[1] Listed in country of incorporation.
[2] Interests in these companies are held by SABMiller Africa BV which is held 62% by SABMiller Africa and Asia BV.
[3] SABMiller acquired a 25% direct interest in this holding company on 18 March 2004 which has controlling interests in three breweries, a malting plant and a wet depot in Morocco. This 25% interest together with its 20% interest in the Castel group's African beverage interests, gives SABMiller an effective interest of 40%; the other 60% is held by the Castel group's African beverage interests.
[4] Effective 18 March 2004, SABMiller acquired 25% of the Castel group's holding in these entities, which was 100% except for Algerienne de Bavaroise in which the holding was 63.1%. Together with its 20% interest in the Castel group's African beverage interests this gives SABMiller participation on a 40:60 basis with the Castel group.
[5] China Resources Snow Breweries Ltd (CR Snow), the group's 49% owned associated undertaking, holds between 60% and 100% of these companies.
[6] In May 2004 CR Snow increased its holding from 80% to 100%.
[7] CR Snow increased its holding to 87%.
[8] In May 2004 CR Snow acquired 62% of China Resources Blue Sword (Suining) Breweries Co Ltd.
[9] In November 2004 CR Snow acquired 100% of China Resources Snow Breweries (Changdu).
[10] In May 2004 CR Snow commenced construction of a greenfield brewery in Guangdong province.
[11] In October 2004 CR Snow acquired the Chinese brewing interests of Lion Nathan, acquiring between 70% and 100% of each company.
[12] In June 2004 CR Snow acquired 90% of the Longjin group, including the Shucheng and Liuan breweries.
[13] In June 2004 CR Snow acquired 70% of the Qianjiang brewery.
[14] The South African Breweries Ltd holds 32% of this company, which was previously held by ABI Ltd.
[15] 100% subsidiary of Tsogo Sun Holdings (Pty) Ltd.
[16] 100% subsidiary of Southern Sun Hotels (Pty) Ltd.
[17] 100% subsidiary of Tsogo Sun Gaming (Pty) Ltd.

The principal country in which each of the above associated undertakings operates is the same as the country in which each is incorporated. However, Société des Brasseries et Glacières Internationales and Brasseries Internationales Holding Ltd's (Castel group) principal subsidiaries are in Africa.

Five-year financial review

	2001 Restated US$m	2002 US$m	2003# Restated US$m	2004 US$m	**2005 US$m**
Income statements					
Turnover (including associates' share)	4,184	4,364	8,984	12,645	**14,543**
Turnover (excluding associates' share)	3,624	3,717	8,167	11,366	**12,901**
Profit before interest and taxation (including associates' share)	700	704	933	1,579	**2,361**
Net interest payable	(54)	(98)	(163)	(188)	**(167)**
Taxation	(195)	(208)	(349)	(579)	**(850)**
Minorities	(99)	(105)	(125)	(167)	**(203)**
Profit for the year	352	293	296	645	**1,141**
Adjusted earnings	372	350	581	925	**1,251**
Balance sheets					
Fixed assets	3,667	4,758	10,431	11,483	**12,287**
Current asset investments/cash at bank and in hand	218	290	561	682	**1,143**
Other current assets	514	643	1,258	1,634	**1,798**
Total assets	4,399	5,691	12,250	13,799	**15,228**
Interest bearing debt	(1,053)	(1,535)	(3,523)	(3,707)	**(3,339)**
Other creditors and provisions	(1,054)	(1,102)	(2,377)	(3,108)	**(3,586)**
Total liabilities	(2,107)	(2,637)	(5,900)	(6,815)	**(6,925)**
Net assets	2,292	3,054	6,350	6,984	**8,303**
Shareholders' funds	2,006	2,309	5,572	6,165	**7,665**
Equity minority interests	286	745	778	819	**638**
Capital employed	2,292	3,054	6,350	6,984	**8,303**
Cash flow statements					
EBITDA	854	904	1,483	2,185	**2,740**
Working capital movements	5	71	85	107	**52**
Net cash inflow from operating activities	859	975	1,568	2,292	**2,792**
Net interest and dividends	(93)	(158)	(238)	(286)	**(251)**
Taxation	(179)	(179)	(286)	(456)	**(625)**
	587	638	1,044	1,550	**1,916**
Net capital expenditure	(331)	(250)	(429)	(549)	**(738)**
Net investments	7	(49)	(6)	(211)	**456**
Net acquisition of subsidiaries and associates	(700)	(768)	(54)	(515)	**(897)**
Net cash (shortfall)/surplus	(437)	(429)	555	275	**737**
Management of liquid resources	64	19	44	(16)	**(658)**
Net cash inflow/(outflow) from financing	491	699	(148)	12	**(100)**
Dividends paid	(177)	(173)	(203)	(309)	**(412)**
(Decrease)/increase in cash in the year	(59)	116	248	(38)	**(433)**
Performance per share *(US cents per share)*					
Basic earnings	50.4	40.7	27.5	54.1	**94.1**
Diluted earnings	50.3	40.3	27.4	53.0	**91.1**
Adjusted basic earnings	53.3	48.7	54.0	77.6	**103.2**
Net asset value	258.9	274.6	438.3	484.4	**569.2**
Share statistics					
Total number of shares *(million)*	775.0	840.9	1,271.2	1,272.7	**1,346.5**
Weighted average number of shares *(million)*	697.1	718.5	1,076.1	1,192.2	**1,212.1**
Weighted average number of shares (diluted) *(million)*	699.4	766.6	1,079.1	1,264.7	**1,272.8**
Returns and productivity					
Return on equity *(%)*	18.5	15.2	10.4	15.0	**16.3**
Operating margin *(%)*	16.7	16.1	11.1	12.2	**14.0**
Cash operating margin *(%)*	23.6	24.3	18.4	19.3	**21.2**
Operating return *(%)*	42.6	37.5	34.9	44.0	**55.6**
Cash operating return *(%)*	22.2	17.9	13.2	16.7	**18.9**
Group turnover per employee *(US$000s)*	115.7	111.9	192.6	287.2	**315.5**
Average monthly number of employees	31,327	33,230	42,402	39,571	**40,892**
Solvency and liquidity					
Net interest cover *(times)*	13.0	7.2	6.1	8.2	**12.2**
Free cash flow	349	496	755	1,161	**1,825**
Total borrowings to total assets *(%)*	23.9	27.0	28.8	26.9	**21.9**
Cash flow to total borrowings *(%)*	81.6	63.5	44.5	61.8	**83.6**

2003 figures have been restated to reflect the adoption of FRS 5 Reporting the substance of transactions, application note G and UITF 38. Earlier years have not been restated.

Five-year financial review

	Turnover					Operating profit				
	2001	2002	2003# Restated	2004	**2005**	2001	2002	2003	2004	**2005**
	US$m	US$m	US$m	US$m	**US$m**	US$m	US$m	US$m	US$m	**US$m**
Business segment analysis										
North America	–	–	3,408	4,778	**4,892**	–	–	75	189	**261**
Central America	–	186	514	531	**521**	–	7	10	31	**48**
Europe	1,097	1,280	1,583	2,420	**2,909**	130	168	239	327	**419**
Africa and Asia	700	946	1,209	1,555	**1,937**	130	162	219	288	**363**
Beer South Africa	1,365	1,112	1,270	1,964	**2,522**	343	287	338	522	**708**
Other Beverage Interests	816	676	788	1,171	**1,473**	106	95	120	186	**250**
Hotels and Gaming	206	164	212	226	**289**	25	28	42	52	**79**
Central Administration	–	–	–	–	**–**	(34)	(35)	(44)	(57)	**(85)**
Group – excluding exceptional items	4,184	4,364	8,984	12,645	**14,543**	700	712	999	1,538	**2,043**
Exceptional items										
North America	–	–	–	–	**–**	–	–	(58)	(14)	**7**
Central America	–	–	–	–	**–**	–	–	(12)	(6)	**–**
Europe	–	–	–	–	**–**	–	(8)	–	(6)	**(51)**
Hotels and Gaming	–	–	–	–	**–**	–	–	–	–	**(4)**
Group – including exceptional items	4,184	4,364	8,984	12,645	**14,543**	700	704	929	1,512	**1,995**

2003 turnover restated to reflect the adoption of FRS 5 Reporting the substance of transactions, application note G. Earlier years have not been restated.

	EBITA					Net operating assets				
	2001	2002	2003 Restated	2004	**2005**	2001 Restated	2002	2003# Restated	2004	**2005**
	US$m	US$m	US$m	US$m	**US$m**	US$m	US$m	US$m	US$m	**US$m**
Business segment analysis										
North America	–	–	250	424	**497**	–	–	5,147	4,726	**4,436**
Central America	–	22	56	76	**91**	–	1,135	1,089	964	**912**
Europe	148	198	275	383	**483**	1,091	1,253	1,446	2,109	**2,671**
Africa and Asia	132	171	233	306	**384**	472	728	866	1,259	**1,296**
Beer South Africa	343	287	338	522	**708**	415	263	356	320	**284**
Other Beverage Interests	106	95	120	186	**250**	520	355	524	713	**1,167**
Hotels and Gaming	25	28	42	53	**81**	159	140	167	219	**266**
Central Administration	(34)	(35)	(44)	(57)	**(85)**	(148)	(193)	(283)	(301)	**(533)**
Group – excluding exceptional items	720	766	1,270	1,893	**2,409**	2,509	3,681	9,312	10,009	**10,499**
Exceptional items										
North America	–	–	(58)	(14)	**7**	–	–	–	–	**–**
Central America	–	–	(12)	(6)	**–**	–	–	–	–	**–**
Europe	–	(8)	–	(6)	**(51)**	–	–	–	–	**–**
Africa and Asia	–	–	–	7	**103**	–	–	–	–	**–**
Other Beverage Interests	–	–	–	13	**–**	–	–	–	–	**–**
Hotels and Gaming	–	–	4	–	**7**	–	–	–	–	**–**
Central administration	–	–	–	47	**252**	–	–	–	–	**–**
Group – including exceptional items	720	758	1,204	1,934	**2,727**	2,509	3,681	9,312	10,009	**10,499**

Restated to reflect the adoption of UITF 38. Earlier years have not been restated.

Definitions

An explanation of some of the terms and abbreviations used in this annual report.

Financial definitions

Adjusted earnings
This comprises the profit for the financial year after adjusting for profits and losses on items of a capital nature, as well as the impact of exceptional items and goodwill amortisation.

Adjusted profit before tax
This is defined as profit before tax, goodwill amortisation and exceptional items.

Cash operating margin (%)
This is calculated on a pre-exceptional basis, by expressing EBITDA as a percentage of turnover, excluding associates.

Cash operating return (%)
This is calculated on a pre-exceptional basis, by expressing the sum of EBITDA and cash dividends received from associates and other investments, as a percentage of net operating assets, adjusted for cumulative goodwill eliminated against shareholders' funds and accumulated depreciation and amortisation.

EBITA
This is calculated by expressing earnings before interest, taxation and goodwill amortisation.

EBITA margin (%)
This is calculated by expressing earnings before interest, taxation and goodwill amortisation as a percentage of turnover (including associates).

EBITDA
This comprises net cash inflow from operating activities, before working capital movements.

Effective tax rate (%)
This is calculated by dividing the tax charge for the year by the profit before taxation excluding exceptional items and goodwill amortisation.

Free cash flow
This comprises net cash inflow from operations plus dividends received from associates and other investments, and cash from the sales of tangible fixed assets and investments less net interest paid, taxation paid and cash paid for capital expenditure on tangible fixed assets.

Net asset value per share
This is calculated by dividing shareholders' funds by the closing number of shares in issue.

Net interest cover (EBIT)
This is the ratio of profit before interest, taxation and exceptional items to net financing costs before exceptional items.

Net operating assets
This is the sum of fixed assets, stocks and debtors less interest free liabilities. A reconciliation of this number is provided in note 3.

Operating margin (%)
This is calculated on a pre-exceptional basis, by expressing profit before interest and taxation as a percentage of turnover, including associates.

Operating return (%)
This is calculated on a pre-exceptional basis, by expressing profit before interest and taxation, including associates, as a percentage of net operating assets, excluding goodwill.

Return on equity (%)
This is calculated by dividing adjusted earnings by shareholders' funds.

Total borrowings
This comprises the sum of the interest bearing liabilities included in creditors due within and after one year.

UK GAAP
Stands for Generally Accepted Accounting Principles in the UK and is the overall body of regulation establishing how company accounts must be prepared in the United Kingdom. This includes not only accounting standards but also UK company law.

Non-financial definitions

ACNielsen
ACNielsen is a leading global provider of marketing research information. Its principal clients are retailers and manufacturers of fast moving consumer goods (FMCGs).

BEE
Black Economic Empowerment has been created by the government in South Africa to help redress the imbalances in South African society created by apartheid. The empowerment process has been identified as being crucial to the future viability of the country's economy.

CSD
Carbonated soft drinks such as Coca-Cola, Fanta, etc.

Channel marketing
Channel marketing is a term used to describe the focus of sales and marketing effort of a brand on a particular style outlet and towards a specifically identified type of customer.

DMA
Defined Market Areas, a collective term used by the Miller Brewing Company to describe its 61 differentiated markets in the USA.

Economy segment
Taking an index where the bulk of the market volume is at a price index of 100, the economy sector would index at around 85. Normally, all brands in this segment will be local brands. In the beer market, the economy segment is usually dominated by local brands.

FAB
Flavoured alcoholic beverage. A ready-mixed alcoholic drink, often containing some form of fruit flavouring. 'FAB' also stands for fruit alcohol beverage which specifically refers to a ready-mixed alcoholic drink containing fruit flavouring as opposed to non-fruit flavouring such as caramel.

FMB
Flavoured malt beverage. A ready mixed alcoholic drink specifically derived from a malt base, often containing some form of fruit flavouring.

Mainstream segment
Mainstream represents the group of brands that constitute the bulk of the market volume at a price index of 100. Key to this group is the leading volume brand in any market. Brands tend to be mainly local.

Organic growth
Refers to a company's growth rate, excluding any growth from takeovers, acquisitions or mergers.

PET
PET is short for polyethylene terephthalate, a form of plastic which is used for bottling alcoholic and non alcoholic drinks.

Worthmore segment
The worthmore segment is dominated by international brands. They are brands which consumers perceive to offer greater value than mainstream brands and for which they are willing to pay a premium. Mainstream brands are priced at about a price index of 100, worthmore brands index at around 120 and above. As a result, the worthmore segment, although small in volume terms, often generates a disproportionate level of profit, when compared to the mainstream and economy segments.

STRATE
STRATE stands for Share Transactions Totally Electronic and is an unlisted company owned by the Johannesburg Securities Exchange (JSE) and Central Securities Depository Participants (CSDP) and exists to allow share transactions in South Africa to be settled electronically.

Premium segment
Premium segment is an alternative term for the worthmore segment.

Shareholders' diary

Financial reporting calendar and annual general meeting

Annual general meeting	July
Announcement of interim results, for half-year to September	November
Preliminary announcement of annual results	May
In accordance with the Model Code, restraints on trading in group securities operates for two-month periods prior to release of interim and preliminary results announcements until noon on the day of publication of these announcements.	
Annual financial statements published	June

Dividends	Declared	Paid
Ordinary:		
Interim	November	Late December
Final	May	August

STRATE
Dealings and settlements on the JSE Securities Exchange South Africa (JSE) are now exclusively in electronic form through the STRATE system such that share certificates are no longer good for delivery on that exchange. Shareholders resident in South Africa who currently retain their share certificates and who may wish to deal on the JSE are advised to contact Computershare Johannesburg or their professional adviser regarding the options available to enable them to do so through the STRATE system.

Administration

SABMiller plc
(Registration No. 3528416)

Company secretary
AOC Tonkinson

Registered office
Dukes Court, Duke Street,
Woking, Surrey, England
GU21 5BH
Telefax +44 1483 264103
Telephone +44 1483 264000

Head office
One Stanhope Gate,
London, England
W1K 1AF
Telefax +44 20 7659 0111
Telephone +44 20 7659 0100

Internet address
http://www.sabmiller.com

Investor relations
investor.relations@sabmiller.com
Telephone +44 20 7659 0100

Corporate accountability
corporate.accountability@sabmiller.com

Independent auditors
PricewaterhouseCoopers LLP,
1 Embankment Place,
London, England
WC2N 6RH
Telefax +44 20 7822 4652
Telephone +44 20 7583 5000

Registrar (United Kingdom)
Capita Registrars,
The Registry,
34 Beckenham Road,
Beckenham, Kent, England
BR3 4TU
Telefax +44 20 8658 3430
Telephone +44 20 8639 2157 (outside UK)
Telephone 0870 162 3100 (from UK)

Registrar (South Africa)
Computershare Investor Services 2004 (Pty) Ltd,
70 Marshall Street,
Johannesburg,
PO Box 61051,
Marshalltown 2107,
South Africa
Telefax +27 11 370 5487
Telephone +27 11 370 5000

United States ADR depositary
The Bank of New York,
ADR Department,
101 Barclay Street,
New York, NY 10286,
United States of America
Telefax +1 212 815 3050
Telephone +1 212 815 2051
Internet http://www.bankofny.com
Toll free +1 888 269 2377
(USA & Canada only)



Pilsener



Corporate Accountability Report '05
21
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For more information please visit our website at **www.sabmiller.com** *or see this year's Corporate Accountability Report 2005.*

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SAB
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SAB
MILLER

Corporate Accountability Report '05

21
It's the Law.
Thank you for not providing alcohol to anyone under 21.
Live Responsibly
©2005 Miller Brewing Co., Milwaukee, WI 040404







responsibility pays

As one of the world's largest brewers, SABMiller recognises that operating in a socially and environmentally responsible manner is more than just an ethical duty. In our view, it is key to sustained growth and superior shareholder returns.

This corporate accountability report, our eighth in as many years, explains why and highlights some of the steps we took in the last year to make a more positive social and environmental contribution – for the good of our business, our shareholders and the communities in which we operate.

Further information can be found at www.sabmiller.com.

Contents

Key progress during the year ended 31 March 2005

- Injected over US$4,378 million into local economies around the globe by paying taxes and salaries. Over US$6,187 million was spent with our suppliers.
- Surveyed the environmental and social standards of our top 100 suppliers.
- Reduced our average water consumption by 1%, lowering our cost base. Developed a new environmental strategy, which will increase focus on further reducing water, energy, waste and packaging use.
- Intensified our efforts to limit the impact of HIV/Aids among our staff and their dependants.
- Shared our learning on tackling HIV/Aids with key stakeholders.
- Implemented initiatives to encourage responsibility, including the roll-out of our alcohol manifesto and code of commercial communication.
- Strengthened our corporate social responsibility (CSR) team, to respond more effectively to the key social and environmental trends which affect our business.


AMERICA'S LU
Black
INTERNATIONA

In South Africa 20% less glass is used in Carling Black Label bottles than in 1986.

SABMiller is one of the world's largest brewers, with a turnover of US$14,543 million and operations in more than 40 countries. Supported by over 40,000 staff, we produce and market over 150 brands of beer, including Peroni Nastro Azzurro, Carling Black Label, Miller Lite, Miller Genuine Draft, Castle Lager and Pilsner Urquell. SABMiller also owns Appletiser and is one of the world's largest bottlers of Coca-Cola products.

who we are,



North America
Number of breweries: 8
Number of employees: 5,760
Brands include: Miller Light, Miller Genuine Draft, Miller High Life, Milwaukee's Best
Number of breweries: 18
Number of employees: 11,424
Brands include: Pilsner Urquell, Peroni Nastro Azzurro, Lech, Dreher, Gambrinus
Africa and Asia
Number of lager breweries: 61
Number of Sorghum breweries: 29
Number of bottling plants: 11
Number of employees: 6,995
Brands include: Kilimanjaro, Haywards, St Louis, Castle Milk Stout, Coca-Cola, Fanta
Central America
Number of breweries: 2
Number of bottling plants: 6
Number of employees: 6,873
Brands include: Pilsener, Bahia, Suprema, Regia Extra, Coca-Cola, Fanta
South Africa (including Beer South Africa and Other Beverage Interests)
Number of breweries: 7
Number of bottling plants: 10
Number of employees: 9,616
Brands include: Castle Lager, Carling Black Label, Sterling Light, Coca-Cola, Appletiser
Countries where SABMiller has production facilities

Figures current at 6 June 2005 for operations. Employees are for the year ended 31 March 2005. Employee figures exclude associates.

Key statistics by geography

EBITA (Earnings before interest, tax and amortisation) contribution* (%)



North America 20%
Central America 4%
Europe 19%
Africa & Asia 15%
Beer South Africa 29%
Other Beverage Interests 10%
Hotels and gaming 3%**

Employees (%)



North America 14%
Central America 17%
Europe 28%
Africa & Asia 17%
Beer South Africa 14%
Other Beverage Interests 9%
Central Administration 1%

*Before central administration costs. **Not included in the scope of this report.

why we care

Our ability to grow profitably is intimately connected with the quality of the natural environment and the health and prosperity of the societies in which we operate. That's why we run an extensive corporate social responsibility (CSR) programme which we believe responds to these key trends:

- Supporting local farmers and other suppliers
- Reducing our environmental footprint by:
  - brewing more beer but using less water
  - reducing our carbon emissions
  - working towards a low waste brewery
  - reducing packaging use while encouraging more recycling or reuse
- Enhancing the health and well-being of our staff
- Investing in the communities in which we operate
- Encouraging responsibility in relation to our products
- Engaging with our stakeholders and having a robust and transparent CSR governance process in place.





"I've been encouraged by SABMiller's progress in tackling the challenges."

our year

Foreword by the chairman of the corporate accountability and risk assurance committee (CARAC)

The most effective and responsible way for any business to contribute to society is to grow profitably. This creates employment, generates tax revenues for public services and satisfies consumers' demands for the company's products and services.

In terms of profitable growth, SABMiller undoubtedly makes a significant contribution. In tax and excise duties alone, it injects over US$2,916 million a year into the economies of the 40 countries in which it operates. It also employs over 40,000 people, paying them US$1,462 million, and has created tens of thousands of additional jobs by supporting local suppliers and other business partners.

However, to continue to benefit society as a whole, as well as its shareholders, the company has to work with stakeholders to address a number of pressing social and environmental issues that stand in the way of its ability to sustain its growth and profitability. Some of these issues, such as the mounting pressures on our natural resources, are common to all businesses. Others are particular to the locations where SABMiller operates: HIV/Aids in Africa is a case in point. And some relate very specifically to the brewing industry, notably the question of how to encourage responsibility in relation to our products.

As the chairman of the CARAC, a board committee of the company, I've been encouraged by SABMiller's progress in tackling these challenges. The group has stepped up its drive to encourage product responsibility through campaigns to discourage irresponsible drinking, reduced average water consumption and continued to make impressive strides in tackling HIV/Aids, as well as improved performance against key indicators. Its willingness to engage with stakeholders, for example via its involvement with the Commission for Africa and the World Economic Forum, is equally welcome.

However, there is still room for improvement, for example in reducing carbon dioxide emissions. A new CSR strategy, due to be implemented this year, will help to communicate and further embed CSR into our business and, most importantly of all, will help the company to improve yet further its already proud record of long-term profitable growth.

Robert Fellowes
Senior non-executive director, SABMiller plc
and CARAC chairman

reviewed

Chief executive's statement

There are two ways to assess our progress in addressing our main social and environmental objectives. The first is to analyse our key performance indicators, reported in detail on our website (see www.sabmiller.com). In many cases, these demonstrate admirable advances. Our water consumption, for example, has continued to decline, with further improvements expected, and our corporate social investment has grown. However, although these indicators provide useful snapshots of measurable progress, they conceal a second achievement that is harder to measure yet critical to our success – the growing integration of CSR into how we operate.

The importance of this is illustrated by our approach to HIV/Aids, which in many of our businesses in Africa is now treated like any other business issue: clear targets are set and it is discussed at management meetings. Directors are also actively involved in the HIV/Aids education programme, acting as peer educators. As a result, staff awareness and understanding of HIV/Aids has improved significantly. The proportion of staff agreeing to voluntary counselling and testing has also exceeded our targets in many countries.

A similar strategy has been applied to the issue of responsible drinking by embedding the principles behind our alcohol manifesto and code of commercial communication for alcohol beverages into how our businesses operate. All our operating units now follow the criteria laid down in the manifesto and code, which includes strict directives on how to responsibly market our brands.

Ultimately, it's about leading by example and reflecting the behaviours in our own organisation that we require others to adopt, including our suppliers. As the following pages describe, we have some outstanding examples of CSR leadership and many of these are producing impressive, tangible results. As CSR becomes more fully integrated in our business, I am sure we will have even more progress to report in the coming years.



raham Mackay
hief executive, SABMiller plc



"We have some outstanding examples of CSR leadership and many of these are producing impressive, tangible results."

page 8

The need to

support local suppliers ▸▸

We work with local farmers in various countries to help them produce economically sustainable ingredients for our products. We also provide commercial assistance to local packaging companies and other suppliers. Initiatives like these not only reduce our costs, they inject greater vitality into local economies and all the multiplier effects this entails, including the creation of additional employment.



the key trends



We approach CSR holistically, from the start of the supply chain to the end, from the production of the raw materials required for our award-winning beers, to reporting our progress on the key trends to our stakeholders.



page 10

◁◁

The need to

reduce our environmental footprint

Significant financial and environmental savings have been made through a broad spectrum of measures, from fuel-switching initiatives to reduce greenhouse gas emissions, to recycling water and reducing waste. Reusable and recyclable packaging has also been developed.

page 13





The need to

enhance the health and well-being of our staff

Employee well-being, development and training are encouraged across the group. In Africa SABMiller runs a comprehensive and highly successful HIV/Aids programme for its staff and their dependants. This includes voluntary counselling and testing, as well as fully funded anti-retroviral treatment for those who test HIV positive.

page 16

The need to

encourage responsibility

SABMiller recognises that discouraging irresponsible drinking benefits us all. During the year we rolled out our alcohol manifesto, which commits all our companies to specific principles, and started to implement our code of commercial communication which in practice provides strict guidelines for marketing alcoholic beverages. We also support numerous alcohol-awareness campaigns.







page 18

The need to

invest in communities

Our investments in local health programmes, training schemes for young entrepreneurs and other projects help local communities thrive, socially and economically. This is in our interest as well as theirs. During the year our corporate social investment contribution increased by over 30% to US$16.9 million.

page 20

The need to

engage with stakeholders

To ensure our business is in tune with stakeholders' issues and able to respond positively, we proactively engage in a wide range of discussions with stakeholders at a global and local level. This is underpinned by ever improving governance and management processes, as well as a strong commitment to hold ourselves accountable to our stakeholders.
This report is just one example of this commitment.





MI

supporting lo

Using local suppliers enables us to reduce our costs and respond quickly to market opportunities. To help them thrive and grow with us, we provide technical assistance and other types of support, including business advice.

Creating new markets for African farmers
By using a locally-produced grain in Uganda, we've not only managed to create a top-selling beer but also helped the government crack a major problem.

Until we launched the new beer, Eagle Lager, over 60% of Uganda's alcohol was produced by unlicensed private breweries, depriving the government of excise duty and exposing consumers to all the risks of unregulated beer production.

The root of the problem was easy to identify. The price of officially regulated beer was simply too high for the average Ugandan, largely due to the high cost of importing the barley and other ingredients not readily available in the country.

To overcome this issue, Nile Breweries, our Ugandan subsidiary, teamed up with the government to develop a more affordable beer made from sorghum, an inexpensive, local grain. This involved two key challenges. First, we had to develop a variety of sorghum that could be used for brewing. Second, we had to encourage local subsistence farmers to grow the new variety and to a sufficiently high standard, using a range of incentives, from payment guarantees to training.

Today, nearly 3,500 farmers in 20 districts are producing over 1,000 tonnes of sorghum annually, injecting US$1.3 million into local economies and enabling many of the farmers to employ more staff and expand their small holdings. Government excise duty revenues have also risen. Equally dramatically, Eagle Lager has become our top-selling brand in Uganda, with 20% of the market. A similar scheme is under development in Zambia.


Eagle

Eagle lager has become our top-selling brand in Uganda, with 20% of the market.

*Farmers in the Taung region of South Africa – we are helping the farmers to grow maize, enabling them to sustain their incomes beyond the barley season.



Diversifying the supply base

Success depends on a broad spectrum of skills from all sections of the population, including minority groups. During the year ended 31 March 2005, Miller underlined their commitment to harnessing the expertise of minority groups by increasing the amount they spent with minority-owned businesses in the US by over 20%. Their Trenton brewery in Ohio increased its spend with such suppliers by 66%.

SAB Ltd has been equally active in supporting previously disadvantaged groups in South Africa: business owned by these groups now accounts for 17.3% of total local purchases in South Africa, compared to 11.7% a year ago.

cal suppliers

In South Africa, we've also provided over 200 farmers in the country's North West Province with the training, technical assistance and other support needed to grow barley, a crop not normally produced in this part of the country. This has given us an alternative, local source of barley, reducing our business risks, and has generated around US$3.7 million of extra evenue for local suppliers. Now we're raining the farmers to grow maize, enabling hem to sustain their incomes beyond the ›arley season.

raining tomorrow's farmers Central America

/hen we discovered that parents at one of ur Honduran sugar suppliers were bringing their children to help them harvest the ıgar, our first reaction was to put an ımediate stop to this practice. SABMiller ·s a clear and strictly applied policy on child labour. However, we also recognised that a more constructive, long-term solution was required. In particular, we needed to help the families be less dependent on the sugar harvest as their primary source of income. Our solution is to establish an agricultural training programme for children to show them how to grow alternative crops when they are adults. The scheme, which will be run by a full-time manager, is currently being developed in conjunction with government and local non-governmental organisations (NGOs).

Monitoring all our suppliers' ethical standards

We expect our suppliers to aspire to the same high social and environmental standards as us. To identify areas where they could improve their standards, the group corporate accountability team conducted an ethical procurement survey of our 100 largest suppliers in 2004. The results were generally encouraging. For example, 85% of suppliers surveyed had a minimum employment age of 18, while the rest operated within national legal limits; 90% recognise the right to organise; 96% had health and safety policies; and 68% had an environmental policy.

Future commitments

- Develop and agree a group-wide code of conduct for environmental and social issues for all our suppliers and develop ways of implementing the code and ensuring compliance with it.
- Build on the findings of our ethical procurement survey to assess 'high risk' suppliers in greater detail and work with them to overcome any difficulties.

reducing o

environm

Operating in an environmentally responsible manner doesn't just reduce our production costs, it is a prerequisite for long-term growth: all our products depend on sustainable supplies of natural resources, notably water. To safeguard these assets, we are improving our extensive environmental programme.

Central European Environmental Reporting Award 2004

In 2004, Dreher, our Hungarian business, won the Green Frog award for best Central European environmental report.

Brewing more beer, but using less water
According to estimates from the United Nations Environment Programme, two-thirds of the world's population will be living in water-stressed countries within the next 25 years. Given that 95% of an average bottle of beer is water, we have to be mindful of the water we use.

Over the last 25 years, the SABMiller group and the brewing industry as a whole have reduced their water consumption by nearly 75%, on average, and we're committed to making even greater advances, reflected in the progress made during the year ended 31 March 2005. Over this period, SABMiller's weighted group average water consumption declined from 4.79 hectolitres of water per hectolitre of beer to 4.75, against an industry average of 5.

Although this drop appears relatively small, it conceals substantial improvements in various markets, notably Africa, where our operating units reduced their water consumption by 10% on average. This was achieved through a variety of measures.

In South Africa, many of our breweries recycle water by cascading it into different parts of the production process. For example, water used to rinse bottles and cans is also used for the pasteurisation process, saving 5.5 kilolitres per hour, while cooling and brewery rinse water is redeployed to wash floors and crates. Our soft drinks businesses have also made savings, cutting water consumption by around 3%.

ur
ental footprint

To ensure all operations optimise opportunities to recycle water in line with internationally recognised standards of good practice, we have produced a detailed policy that provides clearly defined standards and guidelines for reclaiming and recycling water which is being implemented around the business.



Rain garden soaks up pollutants

A pallet storage area at one of Miller's breweries in the USA has been transformed into a rain garden, creating a green environment and reducing the volume of polluted water that flows into an adjacent river during heavy storms.

Until recently, rain water from the car park at the brewery in Milwaukee used to flow into storm drains, carrying pollutants into the Menomonee River. Now the water is channelled into a rain garden, stocked with native plants and perennial flowers.

Created by the brewery in partnership with the Milwaukee Metropolitan Sewer District and Triad Engineering Co., the garden acts as a natural bio-filter, soaking up many of the pollutants, as well as excessive volumes of water, reducing the risk of flooding.

Reducing our carbon footprint

There is now widespread agreement among leading scientists that global warming is a reality, fuelled by worldwide production of carbon dioxide (CO_2), the main 'greenhouse' gas. Although the effects of climatic change on our business are difficult to predict, anecdotal evidence indicates that it is already having an impact. In South Africa, for example, our business can no longer depend on the Western Cape Province as the sole source of barley due to the recent unreliability of its crops, forcing alternative sources to be investigated.

Like all industries, the brewing industry is part of the problem and the solution. We produce CO_2 in direct ways: by the energy we use to brew our beers and as a direct output of the fermentation process. Currently, SABMiller's CO_2 emissions (15.23 kg CO_2/hectolitre of beer) are comparable to the brewing industry's average and have declined from our 2003 figure of 15.51 kg CO_2/hl). However, we are committed to achieving lower levels, reflected in various initiatives undertaken during the year ended 31 March 2005:

- A fuel-switching scheme could reduce the amount of CO_2 produced by our Rosslyn brewery in South Africa by nearly 800,000 tonnes over a 21 year-period. The scheme, which is currently being evaluated, involves switching the primary fuel source for the brewery from coal to natural gas and using biogas recovered from the effluent treatment process as the secondary fuel. Funding for the project is being sought under the Kyoto Protocol's Clean Development Mechanism.
- As part of its goal to reduce greenhouse gases by 18% per barrel of beer, Miller has developed a Greenhouse Gas Protocol Initiative. Their Milwaukee brewery, meanwhile, has agreed to buy 50,000 kilowatt hours of clean, non-fossil-fuel electricity every month, under the voluntary 'Energy For Tomorrow' programme.
- Some breweries in Poland, the Czech Republic and Honduras as well as in the USA use biogas from effluent treatment as a fuel for the boilers.

Water

SABMiller group average water consumption by volume (hectolitres of water per hectolitre of beer) **for lager beer**



hl water/hl
6
5
4
3
2
1
01 02 03 04 05

Emissions

SABMiller group average CO_2 emissions by volume (kg/hl) **for lager beer**



kgCO2/hl
18
15
12
9
6
3
02 03 04 05

Lower waste breweries

A new and more systematic waste management programme in Africa will enable us to use our resources more efficiently, as well as minimise the costs of unavoidable waste. Under the programme, which was introduced in 2003, all our African businesses will conduct regular audits of each stage of the production process. This will help them identify ways to produce less waste, as well as opportunities to recycle it or dispose of it in a more cost-effective, environmentally-friendly manner.

Less packaging – more recycling

Packaging accounts for a significant percentage of our raw material costs. To help cut its cost, as well as the environmental impacts of discarded packaging, we have made significant progress in developing reusable and recyclable packaging.

In Botswana, for example, Kgalagadi Breweries Ltd introduced an eco-friendly cardboard bottle tray made from kraft board, replacing bleached virgin board. We also support Collect-a-Can in South Africa and Botswana, a non-profit organisation that recovers used steel packaging.

Many of our companies across the world have also introduced lighter packaging, which lowers our transport costs and requires less energy to produce. SAB Ltd, for example, has reduced the weight of its handy bottles by 12% and the amount of tin plate in its cans by 10%. Its corrugated transport trays are also now 8% lighter.

Hungary makes big power savings

Our brewery in Hungary, which was the first in the Hungarian food industry to introduce the ISO 14001 environment management system, received a major environmental award for cutting its heat usage by 45% over 1997 to 2003. During the last four years, Dreher has also reduced its water consumption by 25% and increased its recycling ratio from 3% to 38%. In addition, the business received the independently adjudicated Green Frog Central European Environmental Reporting Award for the achievements presented and quality of its environmental report.

Future commitments

- Develop a robust template to understand the full extent of our carbon footprint, for example in our supply chain, and how to manage it
- Develop a fuller understanding of our direct and indirect water usage across the life cycle of our products in order to support sustainable water consumption
- Foster a better understanding across the group of our 12 waste categories, including their relative risks, minimum standards and best practice
- Introduce group environmental guidelines for packaging
- Develop a robust template to understand our full eco-footprint.



COMIPAK
BOJALWA JWA RONA
Chibuku
SHAKE SHAKE
St.Louis
SPECIAL
LAGER

In Botswana, like many of our businesses around the world, we support recycling programmes for our packaging.



enhancing the health and well-being of our staff

Our staff are our biggest asset. To ensure we optimise their productivity, we invest heavily in health programmes, training initiatives and other schemes, with strong emphasis on enabling local employees to realise their full potential.

"Our learning and development vision for ABI has made great strides over the past three years to embrace a culture that encourages life-long learning and the development of people."

Lowering the human and commercial costs of HIV/Aids

HIV/Aids is a major problem in Africa, with an estimated 25 million people infected, and a growing concern in other parts of the world where SABMiller operates, including Asia and Eastern Europe. Apart from its well-documented human consequences, especially in the absence of affordable anti-retroviral treatment, it poses a significant risk to our ability to run our business and sustain our sales growth.

For example, it can impact our staff's productivity through ill-health and absenteeism and also reduce the size of our markets, as well as our customers' spending power.

To limit these impacts, we've developed a comprehensive strategy to tackle HIV/Aids among our staff and their dependants and help those already infected. This is now being applied at each of our businesses in Africa.

Managing existing infections: All staff are offered voluntary counselling and testing (VCT), with guaranteed anonymity and confidentiality. To stimulate high take-up rates, we run awareness, counselling and testing (ACT) promotional and information campaigns within each business. So far, 62% of staff in Africa have participated in VCT, rising to as high as 87% in some countries, such as Uganda.

Employees and their dependants who test HIV positive are provided with a comprehensive programme of managed healthcare, including ongoing counselling, lifestyle management and anti-retroviral treatment, fully funded by the company. An estimated 50% of those who are HIV-positive are on the managed healthcare programme, with anti-retrovirals provided to all those who need them.

Preventing new infections: Education is the key to prevention. All staff in Africa receive at least four hours of HIV/Aids education a year through small, interactive workshops held during work hours and run by peer educators – volunteers from all levels of each business who have undergone appropriate training. The content of workshops varies between countries and over time, depending on the insights gained from annual KAP surveys.

Pioneering best practice

Our HIV/Aids campaign for our staff in Zambia has proved so effective that it's now considered by the country's Government as an example of best practice for other public and private sector organisations. It also won The Coca-Cola Company's 'Best HIV/Aids Programme' award.

According to studies, the campaign has led to a substantial, measurable increase in employees' knowledge and understanding of HIV/Aids, encouraging almost 50% of staff to undertake voluntary counselling and testing.

Expanding the reach of our HIV/Aids programme

We're developing a group-wide HIV/Aids strategy that will extend beyond our own operations. In Africa, for instance, we're investigating how we could use our distribution network to raise awareness of HIV/Aids in local communities, as well as ways of working with people in our supply chain, particularly those involved in agriculture, where access to information is often limited. HIV/Aids initiatives will also play a central role in our corporate social investment (CSI) strategy.

Understanding the barriers to changing behaviour: We conduct knowledge, attitude and practice (KAP) surveys before we start each programme and then at regular intervals in order to understand what measures need to be taken to help staff avoid and deal with HIV/Aids. The surveys measure factors such as myths and misconceptions about transmission, as well as staff's current sexual behaviour. All the data is anonymous and strictly confidential.

Sharing our learning: We have begun to hold shareholder workshops to share our experiences with NGOs and other stakeholders. Our first was in Chatham House, London in November 2004, with further workshops planned for June 2005.

Empowering local staff

With around 40,000 staff in over 40 countries, SABMiller has the scale and diversity of talent needed to drive the


Info-kio

Information kiosks have been set up in our Polish operations to provide employees with company updates.

business forward. To unlock the full commercial potential of our staff, all our businesses strive to create a motivating, rewarding and enabling working environment, with a particularly strong emphasis on developing local staff as business leaders. These individuals understand the local environment, including the challenges and opportunities, better than anyone and hold the key to our sustained growth.

Our brewery in Tanzania, which is one of the country's largest employers, epitomises our determination to nurture local talent. Over the last three years, Tanzania Breweries Ltd has introduced a programme to enable local staff to acquire new skills and a fuller understanding of the business, as well as a general sense of ownership. This has included training programmes, workshops and rotating staff between different roles. As a result, four local staff have been promoted to senior positions previously held by expatriates and there are now just 11 expatriates in the business, out of a workforce of nearly 1,500.

Achieving equity representation at ABI

Our learning and development vision for Amalgamated Beverage Industries (ABI) in South Africa has made great strides over the past three years to embrace a culture that encourages life-long learning and the development of people. Key elements of our activities include competency acquisition and skills training programmes. In recent years our particular focus has been aimed at equipping previously disadvantaged people with the necessary skills and competencies to move up the career path. This programme has been very successful and we now have a focused equity drive at junior management levels.

Creating a more positive working environment in Poland

Staff in Poland feel more involved in their local company and are more likely to see problems as opportunities, thanks to a new internal communication programme designed to create a greater sense of openness.

The programme was introduced after an employee survey in 2003 revealed that many staff felt isolated in their departments and unaware of what was happening in the rest of the business. Now they're kept fully informed. Info-kiosks have been set up to provide company updates, the staff magazine comes out more frequently and a six-monthly board roadshow has been introduced, giving staff regular, direct access to the management team.

The company has also launched the SABMiller performance management programme. Under this group-wide scheme, staff have regular one-on-one meetings with their managers to jointly set their goals and to discuss their performance and other issues. In addition, regular employee surveys are conducted and the results freely shared with all staff. The latest survey not only showed improved morale but also a greater willingness among staff to discuss their concerns more openly.

Future commitments

- Adopt and implement a global group-wide HIV/Aids strategy and continue to share our learning with external stakeholders
- Continue to work towards localisation of senior management roles
- Review our existing human resources policies to identify any significant gaps with international codes on human rights
- Examine the HIV/Aids issues within our supply chain
- Improve group-wide internal communications.












There's so much to live for

In South Africa:
Our "There's so much to live for" campaign invited the public to send in photographs they felt encouraged responsible drinking.

encouraging responsibility

Excessive and under-age alcohol consumption is not in anyone's interest, least of all ours.

Putting responsible drinking at the forefront of our business
We launched a major programme to integrate the principles of responsible drinking into our business processes, including how we market our products. This includes:

Promoting responsibility internally: We published and distributed The Responsible Way, a communication pack that provides our businesses with all the information and guidance needed to implement our alcohol manifesto and, in particular, the code of commercial communication (the code). Awareness programmes to bring the alcohol manifesto to life have been actioned, and good progress has been made in embedding it in the day-to-day activities of our global operations. In South Africa, for example, an on-line training programme has been developed which will enable all employees to gain an intimate knowledge of the alcohol manifesto through an interactive process. Copies of the alcohol manifesto have been translated where necessary and widely distributed.

Strengthening internal marketing compliance: To advise employees on the code and to facilitate understanding and compliance, workshops for marketing, sales and corporate affairs staff have been held in South Africa, Botswana, Lesotho, Swaziland, Zambia, Zimbabwe, Mozambique, India, the

Czech Republic, Poland, the USA and in the UK. These workshops utilise practical examples of acceptable and unacceptable commercial communication to drive home precisely what is expected from our employees. Training events have also been arranged for advertising agencies and all others involved in the development of commercial communication at our group companies.

Marketing compliance committees have been established in the individual countries to ensure all marketing activities conform to the code's provisions. These committees are staffed by management representatives from across the functions and meet on a regular basis to review advertising and promotional campaigns. Miller, which has had a compliance committee fully operational for nearly five years, has further strengthened its review processes.

Combating underage drinking

Our drive to discourage irresponsible drinking intensified during the year ended 31 March 2005 with a number of new campaigns building on existing themes:

Polish campaign has major impact: A national campaign to prevent the sale of alcohol to underage drinkers in Poland, led by our local business unit in collaboration with the health sector, has had a substantial impact. Since the multi-media campaign was launched at the end of 2004, under the slogan "Alcohol – no minors allowed", the proportion of shop assistants selling alcohol to minors has plummeted from 77% to 48%.

Moreover, 80% of people who saw or heard the TV, radio and press advertisements said they were now more likely to reproach shop assistants who sold alcohol to minors and to demand proof of age from people who attempt to buy alcohol if they appear underage.

The campaign, which was supported by the country's state agency for addressing alcohol-related problems and the national Brewing Industry Association, also involved the distribution of promotional and educational materials to around 80,000 retail outlets. These included good practice guidelines, entitled The art of saying no and badges stating "I don't sell alcohol to minors". Posters and stickers for doors and cash registers were also provided. A dedicated website (www.sprzeciw.pl) was established and a telephone hotline installed to report sales of alcohol to minors.

SABMiller alcohol manifesto

SABMiller believes it has a legitimate and positive role to play in encouraging responsibility in relation to alcohol consumption, and in helping to combat alcohol abuse. The alcohol manifesto applies to all SABMiller group companies. For further information visit www.sabmiller.com.

US says "Let's Keep Talking": As part of its Live Responsibly campaign Miller has a three-pronged strategy that focuses on preventing underage access to alcohol, effective self-regulation and safe roads. The company recently launched an updated guide for parents to help them discuss responsible choices with their children, particularly those in the 15-20 age bracket. Written with the assistance of experts in education, family therapy, law enforcement and student health, the Let's Keep Talking booklet provides pointers for discussions about smart decisions about alcohol, as well as guidelines on the types of questions parents should ask.

The booklet, a companion to Let's Talk, a publication targeted to parents of the 6-11 age group, also contains information on how to prepare kids for life at college, the laws governing underage drinking and the risks of alcohol abuse. So far more than 50,000 copies of the document have been distributed through community organisations, Miller's own distribution network and via the web, where downloadable pdfs are available (www.millerbrewing.com/liveresponsibly).

Hitting hard in South Africa: The South African Breweries Ltd, working with the local industry association, funded a second series of hard-hitting TV commercials designed to discourage underage drinking. This campaign which utilises the concept of "Good idea, bad idea", talks to young people in their own language emphasising the pitfalls of underage drinking and illustrating how it is simply not 'cool' to do so. This was complemented by a general responsibility photographic campaign challenging consumers to best illustrate the line "There's so much to live for. Drink Responsibly. Live responsibly", which had an overwhelmingly positive response.

Head Office also involved: SABMiller plc donated money to Addaction, a UK drug and alcohol treatment charity to fund an educational pack which aims to help young people to make informed choices about alcohol and educate them about alcohol misuse. This is the first time that Addaction has undertaken a project in partnership with an alcohol beverage producer.

Soft sell

Our soft drinks businesses are investigating innovative alternatives to carbonated beverages. Our nutritional, non-alcoholic malt drinks, which are increasingly popular in Africa, demonstrate the potential of this market. In addition, we have good practice guidelines for marketing soft drinks to minors and, as a major bottler of Coca-Cola, adhere to The Coca-Cola Company's principles when handling below the line communication and trade marketing for their brands.

Future commitments

- Continue to roll-out and embed the alcohol manifesto and code of commercial communication
- Develop new and innovative ways of promoting responsibility
- Work with international bodies and the industry globally to seek joint solutions to problems associated with irresponsible alcohol consumption.

Responsible use of alcohol campaigns across the group included activities in the US where Miller continued to promote the need for identification in beer outlets to prevent under-21s from buying its products, and in Poland where a major campaign to prevent the sale of alcohol to minors has been undertaken.


WE I.D.

investing in communities

Economically and socially strong communities are pivotal to our success. They provide us with a source of skilled labour and raw materials, as well as markets for our products. To help them flourish, we invest in a range of community programmes, from schemes to encourage young entrepreneurs to public health projects.

Promoting healthier lifestyles

Over 3,000 families near one of our breweries in India will soon have access to advice on how to prevent and cure common ailments, such as diarrhoea and acute respiratory diseases, thanks to a new project funded by our business in India.

Although the project will also provide first aid and treatments for simple ailments via fortnightly mobile clinics, its main aim is to educate families how to protect and improve their health, for example by employing higher standards of hygiene and taking part in immunisation programmes.

Working in close collaboration with public health centres, trained community health workers and peer educators will provide advice on a range of issues, from antenatal care to preventing sexually transmitted diseases such as HIV/Aids. The year-long project, which only recently started and covers 10 villages in the Medak district of the state of Andhra Pradesh, will also establish community-based organisations to help embed health promotion within local communities covered by the scheme.

SABMiller has been equally active in supporting health initiatives in Africa. In a remote area of north-west Tanzania, for example, we're funding the maternity facilities of a local clinic. Patients will no longer have to walk 10 kilometres to receive medical help, as they previously did, enabling them to receive immediate assistance and recover more rapidly.

During the year, SABMiller increased its investment in community programmes to US$16.9 million, equivalent to 0.8% of the company's pre-tax profit.

Nurturing young entrepreneurs

Nearly 3,500 young ethnic entrepreneurs in the US have acquired new insights into how to turn a great idea into a successful business under Miller's Urban Entrepreneurs Series. Moreover, 40 of these have received grants of up to US$20,000 each to put their ideas to the test.

In the year ended 31 March 2005 US$1 million was invested in the scheme which provides grants to individuals who submit the best business plans, and includes a series of seminars and workshops where aspiring young entrepreneurs receive advice on how to develop a robust business plan and manage the business once it gets off the ground.

Similar schemes are run in other parts of the world. KickStart in Africa, for example, provides financial support, access to SABMiller's commercial expertise and a personal business mentor for entrepreneurs with the most promising business plans. Originally conceived in South Africa, it was launched in Botswana in 2004 and attracted over 600 applications for assistance.

In Europe, our local operations in Romania joined forces with the Romanian Ministry of Education, Research and Youth to support an educational programme to help young Romanians develop the commercial expertise

Below: Awards ceremony for Miller's Urban Entrepreneurs Series.

A health clinic funded by our business in Tanzania.

Kabelo Mdipolai, one of the first winners of KickStart Botswana, will use the funding he won ... new equipment to help him grow the business.

needed to succeed in business, including leadership and presentational skills. The programme will train 25 professors and 250 students and offer business internships to the most promising students.

US programme reaches out to communities
Miller has renewed its corporate social investment programme and will focus its support in five main areas, encapsulated in the letters of the new programme's name, REACH.

The causes include: Responsibility, Employment, Aids/HIV, Cultural diversity, and Heritage initiatives.

Targeted at local communities where Miller has breweries, the programme has so far sponsored a wide range of organisations, from the Hispanic community outreach programmes to support for local HIV/Aids charities.

uture commitments
Ve will publish, and begin to implement, a ew corporate social investment (CSI) strategy, ased on discussions with stakeholders in e year ended 31 March 2005. The strategy ill take into account new challenges and pportunities.

Adding value to local economies

SABMiller group companies injected over US$4,378 million into local economies during the year ended 31 March 2005 in the form of local corporation tax and excise duties and payments to local staff.

Distribution of cash value added (%)



- Remuneration of employees for their services (2005: 21.8%)
- Pay direct and excise taxes to state treasuries (2005: 43.5%)
- Provide lenders with a return on borrowings (2005: 3.4%)
- Provide shareholders with cash dividends (2005: 8.7%)
- Corporate social investment (0.8% of pre-tax profit) (2005: 0.3%)
- Cash retained in the business to fund future growth (2005: 22.3%)

Corporate social investment spend (%)



- Education 18%
- Welfare 14%
- Health 9%
- Environment 6%
- Arts and culture 8%
- Other 45%

In addition, US$6,187 million was spent with our suppliers. The percentage of these supplies sourced from within the country of operation ranges across the group from below 20% to 90%.

engaging with stak

Our licence to operate – in both a regulatory and socio-economic sense – depends on the support of all our stakeholders, from governments and local communities to our employees, suppliers and investors. Maintaining an open and honest dialogue with these groups, including reporting our progress, is critical to our success and provides valuable insights to help us improve our performance.

Developing partnerships with stakeholders
Many of the challenges and opportunities we face as a business can only be addressed by sharing information, ideas and resources with other organisations and individuals, particularly our stakeholders. During the year ended 31 March 2005, we continued to expand and strengthen our partnerships with a broad spectrum of organisations.

At a group level, the company continues to co-sponsor the work of the International Center for Alcohol Policies (ICAP) to develop policies and procedures to address the problems of alcohol abuse. We also held constructive discussions on this issue with the World Health Organisation and the European Commission for Health and Consumer Safety. In addition, we worked closely with the Commission for Africa's business group, as well as with Socially Responsible Investment (SRI) groups and other bodies, including NGOs and development agencies.

Locally, our businesses regularly meet with government representatives, civil society groups and other organisations. To improve the quality and level of engagement with stakeholders, we have introduced a new tool for our Africa & Asia businesses, 'A guide to communication excellence', to help them evaluate their performance with stakeholders and identify ways to strengthen it. So far six countries in Africa have been evaluated, and areas for improvement identified.

Monitoring and reporting our CSR activities
We monitor and report the CSR activities of all businesses where SABMiller has day-to-day management control, either as a result of a majority shareholding or through management agreements. Business interests which fall outside these criteria, such as those in China, are excluded from the scope of this report.

Internal reporting and assurance: Performance measures are collected locally every six months, signed by the local managing director and reported to the group's board. In addition social and environmental issues are considered as part of the group's risk management processes, set out in more detail in the annual report.

External reporting: At a group level, we report our progress in this document and on our website (www.sabmiller.com), where we also post our consolidated group performance data. During the year, our businesses in Botswana, South Africa, Hungary and Poland produced their own local CSR reports.

Accountability structure



SABMiller plc board
Non-executive chairman: Meyer Kahn
2 executive directors
10 non-executive directors
Corporate accountability and risk assurance committee
Non-executive chairman: Robert Fellowes
SAB issues committee (SABIC)
Chairman: Tony van Kralingen
SABMiller excom
Miller issues committee
Chairman: Norman Adami
Group corporate accountability department

eholders

Developing a group CSR strategy – Increased investment at the centre
Our group corporate accountability team has been strengthened by the recruitment of a new UK-based team. Alan, Helen, David and Jenni are members of the group team.



Sue Clark, director of corporate affairs



Dr Alan Knight, head of corporate accountability



Helen Mant, group corporate accountability manager



David Grant, group environment manager



Jenni Gilles, group HIV/Aids manager

Independent assurance: We value the principle of independently assured reporting. This year, The Corporate Citizenship Company has assured the relevance of the issues covered in this report and the reliability of its content. Due to the ongoing review of our CSR strategy, we have decided against a detailed verification process.

CSR governance and management
The corporate accountability and risk assurance committee (CARAC), a non-executive body, is responsible for reviewing how the executive committee (excom) discharges its environmental and social duties. The director of corporate affairs, who sits on both CARAC and excom, provides the link between the two bodies.



aham Mackay with Peter Hain, MP, at the use of Commons in London.

As a decentralised company, the group sets the CSR positions and policies, while individual businesses have autonomy to decide how to fulfil these at a local level. Our business in the Czech Republic, for example, runs a programme called The Citizen's Choice which enables members of the public to vote on community-based projects that should receive funding from the company. The programme addresses group policies but it focuses on local issues.

External validation of our CSR activities
Our continued inclusion in the Dow Jones Sustainability Index, FTSE4Good Index and the Socially Responsible Investment Index of the JSE Securities Exchange South Africa testifies to the success of our CSR programme, although we recognise there is still room for improvement.

Future commitments
- Continue to report at a group level with more regular web-based reporting
- Encourage more of our businesses to produce local CSR reports for their stakeholders, where appropriate.

Broadening our scope

In line with our commitment to pay closer attention to the social and environmental impacts of all stages of our supply chain, we intend to play a more active role in sharing our own standards and policies with our associates and other business interests where we do not have direct management control.

Let us know what you think about our Corporate Accountability Report and how we can improve it. Email us at: corporate.accountability@sabmiller.com



Lon Mtongana, managing director of Kgalagadi Breweries, explains what CSR means to his business in Botswana.

bringing CSR to

"The way to build a bigger, stronger business that benefits everyone is to tackle today's social and environmental challenges positively, not to take a defensive position. Look for reasons how you can improve, not for reasons why you can't."

Lon Mtongana, managing director of Kgalagadi Breweries Ltd (KBL)

Dear reader

It's easy to be cynical about corporate social responsibility, particularly in the wake of various high-profile corporate scandals over the last five years. However, when you have to deal with the daily realities of running a business, as I do as the managing director of the Kgalagadi Breweries in Botswana, it's clear that the only way you can survive and thrive as a major business is if you operate in a socially and environmentally responsible way.

This is especially true in Botswana. As it's a mature market, the only significant way we can generate shareholder value for our investors is by protecting and improving our margins. And the main obstacles standing in the way of achieving this goal are social and environmental.

Take the case of HIV/Aids. Around one in three of the population are infected with the virus. If we lose staff to the virus, we don't just lose personal friends, we lose the investment we've made in developing their skills. These skills can't be replaced overnight. As a result we now run a very successful HIV/Aids voluntary counselling and testing programme for our staff and their dependents. This is supported by fully funded anti-retroviral treatment for those who test HIV positive, as well as educational programmes for all staff, partly run by peer educators, including an HIV positive employee (see opposite).

Water scarcity is another issue. Water is our main ingredient by volume but we operate in a dry country, reflected in the dangerously low levels of the Gabarone Dam, so it is also a costly ingredient. We have to find ways to conserve it to keep our costs down and our margins up. And we've made good progress here, cutting our consumption by 2% by reusing and recycling water, as well as by simple measures such as encouraging staff to turn off taps after they've used them. Using disposable cans as our main packaging also helps as it means we don't need to wash returned bottles. True, this can create litter but we tackle this problem by running a 'Collect a Can' recycling scheme, with rewards for schools that collect the most. To date, around half of our cans are recycled.







Botswana
Number of clear beer breweries: 1
Number of Sorghum breweries: 4
Number of CSD plants: 1
Number of employees in clear beer: 605
Number of employees in Sorghum: 477
Brands include: St. Louis, Castle Lager, Carling Black Label, Amstel, Castle Light, Hansa, Lion, Miller Genuine Draft, Coke, Fanta

ife: Botswana

However, our CSR programme isn't just about keeping our costs down, it is about empowering local people to grow socially and economically so we can grow too. It's enlightened self-interest. That's why we have a policy of only purchasing products and services from suppliers in Botswana, unless they cannot be obtained locally, plus a substantial outsourcing programme. It is also why we invest a lot in developing our local staff – just eight of our 1,000 plus staff are now expatriates – and in developing an entrepreneurial culture in the country as a whole. One of the many great strengths of Botswana is that people are very well educated. What they lack are business skills and experience. To help cultivate this commercial expertise, we have introduced the KickStart programme for aspiring entrepreneurs, discussed earlier in this report.

Above all, we have to protect our regulatory licence by ensuring our drinks are marketed responsibly and helping consumers enjoy them in a responsible way, which we do by working with the government and other stakeholders through alcohol awareness campaigns.

Although all these and other measures are in our commercial interest, we are also, of course, human. We genuinely want to make things better for our society. We know we can always do better but we're very proud of what we have achieved and we intend to achieve even more by continuing to act responsibly.

Around 50% of all our cans are recycled.



Lon Mtongana
Managing director

Positive, and proud – Leso's story

"I had worked on the packaging line of KBL in Botswana for 18 years when I discovered I was HIV positive. I was devastated. However, over time I realised I had a unique opportunity to help people – to try to encourage people to test and to change their lifestyles to protect themselves. After discussing with my manager, the human resources director and the managing director, and undergoing they now understand more about the disease and recognise that it is possible to live a full, rewarding life being HIV positive – without harming others.

"Now I work as a full-time counsellor and peer educator, helping to change staff's attitudes to the virus and encourage others to approach it in a more positive, informed manner. I think this has helped encourage more people to come forward for testing as they see that the company does not discriminate and supports individuals and their



assurance statement

We have asked The Corporate Citizenship Company to conduct an independent review of our corporate accountability reporting for the year ended 31 March 2005.

This is SABMiller's eighth successive annual corporate accountability report – a commendable track record during a period when the company has grown substantially and so undergone profound change. The world has changed too, and with it expectations about international companies. Is SABMiller facing up to current challenges and where does the future lie?

The Corporate Citizenship Company has worked with SABMiller since 1999. This year our work has focused on providing external assurance and commentary on the company's corporate accountability reporting, both this report and the further information and data provided on-line. Our detailed findings and commentary are available in a full statement at www.sabmiller.com

The year has seen a review of CSR strategy, with the aim of identifying the key trends for the business. Good progress has been made during the year on previous commitments too, such as rolling out the group-wide approach to alcohol responsibility, examining supply chain standards and developing a new approach for corporate social investment. In overview, we have found that SABMiller has taken a clear step forward in its commitment to social responsibility, with *an enlarged corporate accountability team* located in the UK head office to take forward action.

Looking ahead, the challenge is to make a reality of the new trends. We believe SABMiller faces several critical dilemmas. Can the commitment to support local suppliers become mainstream in the face of competitive pressures and global economic trends? On the environment, the company has a good record of minimising the direct impacts of its own operations; moving to address the full sustainability footprint from supplies of ingredients to end consumers will need to involve others in the value chain outside the company's direct control. And on HIV/Aids, what are the responsibilities of a single company with business interests in India and China in helping to prevent the scourge of Aids reaching the levels in Asia now seen in southern Africa, with catastrophic consequences?

One way – and arguably the only way – that SABMiller will be able to tackle these issues is to engage more with local partners, industry peers and other stakeholders, and indeed this is one of its key trends. As the company moves towards *its second decade of accountability* reporting, we believe such engagement will increasingly become the key challenge.


The
Corporate
Citizenship
Company

The Corporate Citizenship Company
London, 6 June 2005
www.corporate-citizenship.co.uk

Contacts

SABMiller plc

(Registration No. 3528416)

Company secretary
AOC Tonkinson

Registered office
Dukes Court, Duke Street,
Woking, Surrey, England
GU21 5BH
Telefax +44 1483 264103
Telephone +44 1483 264000

Head office
One Stanhope Gate,
London, England
W1K 1AF
Telefax +44 20 7659 0111
Telephone +44 20 7659 0100

Corporate accountability
corporate.accountability@sabmiller.com
Telephone +44 20 7659 0100

Investor relations
investor.relations@sabmiller.com
Telephone +44 20 7659 0100

This Corporate Accountability Report is published as a companion document to the SABMiller plc Annual Report 2005. Both are also available on the corporate website.

Internet address
http://www.sabmiller.com




Annual Report '05

For more information please visit our website at **www.sabmiller.com** *or see this year's Annual Report and Accounts 2005.*

ıe paper used in this report is produced using elemental ılorine-free (EFC) pulps. The manufacturing mill is :rtified to ISO 9002 Quality Assurance standard, the O 14001 Environmental standard and registered with MAS (the EU Eco-Management and Audit Scheme).


Elemental Chlorine Free


ISO 14001


EMAS
EMAS – Verified Environmental Management. Produced at an EMAS registered mill


SAB
MILLER

Form of Proxy

Annual General Meeting



SABMiller plc

I/We ....

being (a) holder(s) of .... ordinary shares of US$0.10 each in the capital of the Company, hereby appoint* ....

....

of ....

or failing him or her the Chairman of the Meeting as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held at the Hotel InterContinental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY, England on 28 July 2005 at 11.00 am (London time) and at any adjournment thereof.

Please indicate with an "X" in the appropriate box below how the proxy should vote and then sign in the space provided below. If no specific direction as to voting is given, the proxy may vote or abstain at his or her discretion.

Resolution	For	Against	#Vote Withheld
Resolution 1: (Ordinary Resolution) To receive and adopt the financial statements for the year ended 31 March 2005, together with the reports of the directors and auditors therein.			
Resolution 2: (Ordinary Resolution) To approve the directors' remuneration report contained in the Annual Report for the year ended 31 March 2005.			
Resolution 3: (Ordinary Resolution) To elect Mr J A Manzoni as a director of the Company.			
Resolution 4: (Ordinary Resolution) To re-elect Mr M C Ramaphosa as a director of the Company.			
Resolution 5: (Ordinary Resolution) To re-elect Mr E A G Mackay as a director of the Company.			
Resolution 6: (Ordinary Resolution) To declare a final dividend of 26 US cents per share.			
Resolution 7: (Ordinary Resolution) To re-appoint PricewaterhouseCoopers LLP as auditors to hold office from the conclusion of the Meeting until the conclusion of the next Annual General Meeting.			
Resolution 8: (Ordinary Resolution) To authorise the directors to fix the remuneration of the auditors.			
Resolution 9: (Ordinary Resolution) To give a general power and authority to the directors under Section 80 of the Companies Act 1985 to allot relevant securities.			
Resolution 10: (Special Resolution) To give a general power and authority to the directors under Section 89 of the Companies Act 1985 to allot ordinary shares for cash otherwise than *pro rata* to all shareholders.			
Resolution 11: (Special Resolution) To give a general authority to the directors to make market purchases of ordinary shares of US$0.10 each in the capital of the Company.			
Resolution 12: (Special Resolution) To approve the Contingent Purchase Contract.			

Signed this .... day of 2005   Signature ....

Name in block letters ....

Initials and surnames of joint holders if any ....

Notes:

1. *If you wish to appoint any person other than the Chairman as your proxy, insert his or her name and address in the space provided, delete "or failing him or her the Chairman of the Meeting" and initial the alteration. The person appointed to act as a proxy need not be a member of the Company.
2. #The "Vote Withheld" option above is provided to enable you to abstain on any particular resolution. However, it should be noted that a "Vote Withheld" is not a vote in law and will not be counted in the calculation of the proportion of the votes "For" and "Against".
3. In the case of a corporation, the Form of Proxy must be expressed to be executed by the corporation and executed under its common seal or signed by a director and the secretary or by two directors or under the hand of a duly authorised attorney or a duly authorised officer of the corporation.
4. In the case of joint holders, the vote of the senior holder tendering a vote will be accepted to the exclusion of the votes of the other joint holders. Seniority depends on the order in which the names stand in the register of members.
5. To be effective, this Form of Proxy and any power of attorney or other written authority under which it is signed (or a notarially certified or office copy of such power or authority) must reach the office of the Company's registrars no later than 11.00 am (London time) on 26 July 2005.
6. Alternatively, if your shares are held through CREST, you may submit your proxy appointment via the CREST electronic proxy service. To do so, please refer to the Notes to the Notice of Annual General Meeting.

Third fold and tuck in edge

BUSINESS REPLY SERVICE
LICENCE NO. MB 122



CAPITA REGISTRARS (PROXIES)
PO BOX 25
BECKENHAM
KENT BR3 4BR

First fold

Second fold



SABMiller plc
Notice of Annual General Meeting 2005

This document is important and requires your immediate attention

Please read it straight away. If you have any doubts about what action you should take, contact your independent financial adviser immediately.

If you have sold or transferred all of your shares in SABMiller plc you should pass this document, and the associated proxy form, to the person through whom you made the sale or transfer, for transmission to the purchaser or transferee.

SABMiller plc
Incorporated in England and Wales under the Companies Act 1985
Registered Number 3528416

Letter from the Chairman

SABMiller plc

Incorporated in England and Wales
(Registered Number 3528416)

Head office: One Stanhope Gate, London W1K 1AF
Registered Office: Dukes Court, Duke Street,
Woking, Surrey GU21 5BH, England
Telephone: +44 1483 264000 Telefax: +44 1483 264103

Dear Shareholder

I have great pleasure in extending an invitation to you to the seventh Annual General Meeting of SABMiller plc to be held in the Grand Ballroom at the Hotel InterContinental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY, England at 11.00 a.m. on Thursday, 28 July 2005.

You will find with this letter:

- The Notice of Meeting setting out the resolutions to be proposed, together with explanatory notes, and guidance notes for shareholders who wish to attend the meeting or to vote by post.
- Voting forms (proxy/voting instruction).
- A copy of the 2005 Annual Report, including the Annual Financial Statements and the Directors' Remuneration Report, and a copy of our Corporate Accountability Report.

Following the review of impediments to voting UK shares undertaken by Paul Myners in 2004, your board decided last year to follow some of the recommendations contained in his report and determined that all resolutions and substantive decisions should be put to a vote on a poll for the first time, rather than being decided by a show of hands. We believed that this would result in a more accurate reflection of the views of our shareholders. Adopting this approach placed SABMiller plc among the 36% of FTSE 100 companies that went to a full poll on all resolutions in 2004 ('Review of the impediments to voting UK shares. Progress – one year on' – Paul Myners, March 2005). This year your board will again adopt this best practice and will put each resolution to a vote on a poll.

To support full poll voting for those shareholders attending the AGM we also successfully introduced an interactive electronic voting system for the first time last year, which provided an immediate display of poll results at the AGM and enabled us to publish these results on our website within a very short time of the conclusion of the meeting. This technology will again be used at this year's AGM and will reflect both proxy votes submitted prior to the meeting and the votes cast by those shareholders present at the meeting. If you are unable to attend the meeting in person, you should complete, sign and return the applicable voting form in good time before the meeting.

The directors and I look forward to seeing as many of you as possible at our meeting and we thank you for your continued support.



J Meyer Kahn
Chairman

6 June 2005

Notice of Annual General Meeting

The directors give notice that the 2005 Annual General Meeting of SABMiller plc (the 'Company') will be held at the Hotel InterContinental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY, England at 11.00 a.m. on Thursday, 28 July 2005 to transact the following business.

The Resolutions

Resolutions 1 to 9 will be proposed as ordinary resolutions. Resolutions 10, 11 and 12 will be proposed as special resolutions. Voting on all resolutions will be by way of a poll.

1. To receive and adopt the financial statements for the year ended 31 March 2005, together with the reports of the directors and auditors therein.

2. To receive and, if thought fit, to approve the Directors' Remuneration Report 2005 contained in the Annual Report for the year ended 31 March 2005.

3. To elect Mr J A Manzoni as a director of the Company, following his appointment by the directors.

4. To re-elect Mr M C Ramaphosa, who retires by rotation, as a director of the Company.

5. To re-elect Mr E A G Mackay, who retires by rotation, as a director of the Company

6. To confirm the proposal by the directors for the declaration of a final dividend of 26 US cents per share in respect of the year ended 31 March 2005 payable on 5 August 2005 to shareholders on the register of members at the close of business on 8 July 2005 in South Africa and the United Kingdom.

7. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

8. To authorise the directors to determine the remuneration of the auditors.

9. That, pursuant to and in accordance with Article 12(b) of the Company's articles of association and section 80 of the Companies Act 1985, the powers conferred by Article 12(b) in respect of relevant securities shall apply and be exercisable (unless previously reviewed, varied or revoked by the Company in general meeting) for a period commencing on the date of the passing of this resolution and expiring at the conclusion of the next Annual General Meeting of the Company or 28 October 2006 if earlier (which shall be the Section 80 Period for the purposes of Article 12(a)(iii)) in respect of a total nominal amount of US$5,509,290 (which shall be the Section 80 Amount for the purposes of Article 12(a)(ii) for that Section 80 Period).

10. That pursuant to and in accordance with Article 12(c) of the Company's articles of association and section 89 of the Companies Act 1985, the powers conferred by Article 12(c) in respect of equity securities shall apply and be exercisable (unless previously renewed, varied or revoked by the Company in general meeting) for the period commencing on the date of the passing of this resolution and expiring at the conclusion of the next Annual General Meeting of the Company or 28 October 2006 if earlier (which shall be the Section 89 Period for the purposes of Article 12(a)(v)) in respect of a nominal amount of US$5,509,290 (which shall be the Section 89 Amount for the purposes of Article 12(a)(iv) for that Section 89 Period).

11. That the Company is unconditionally and generally authorised to make market purchases (as defined in section 163(3) of the Companies Act 1985) of ordinary shares of US$0.10 each in the capital of the Company provided that:
    (a) the maximum number of ordinary shares authorised to be purchased is 110,185,798, representing 10 per cent. of the issued ordinary share capital of the Company as at 18 May 2005;
    (b) the minimum price, exclusive of expenses, which may be paid for each such ordinary share is US$0.10;
    (c) the maximum price, exclusive of expenses, which may be paid for each such ordinary share is an amount equal to not more than 105 per cent. of the average of the market value for such share as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;

(d) unless previously renewed, varied or revoked, the authority conferred by this resolution shall expire at the conclusion of the next Annual General Meeting of the Company or 28 October 2006 if earlier; and

(e) the Company may make a contract to purchase its own ordinary shares under the authority conferred by this resolution prior to the expiry of such authority which will or may be executed wholly or partly at the expiry of such authority, and may make a purchase of its own ordinary shares in pursuance of any such contract.

12. That the contingent purchase contract between the Company and SABMiller Jersey Limited providing for the Company to have the right to purchase up to 77,368,338 of its own non-voting convertible shares is approved and authorised for the purposes of section 165 of the Companies Act 1985, and the Company is authorised to enter into such contract, but so that the approval and authority conferred by this resolution shall expire on 28 January 2007.

By order of the board



A O C Tonkinson
Company Secretary
6 June 2005

Registered Office:
Dukes Court, Duke Street
Woking, Surrey GU21 5BH

General Notes

1. A member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and, upon a poll, to vote on his/her behalf. A proxy need not be a member of the Company. Appointment of a proxy will not preclude a member from attending and/or voting at the meeting.

2. Registered holders of ordinary shares are entitled to attend and vote at the meeting. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company 48 hours before the time for which the meeting is called shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the register of members after 48 hours before the time for which the meeting is called shall be disregarded in determining the rights of any person to attend or vote at the meeting.

3. A form of proxy for use at the meeting is enclosed. To be effective, the instrument appointing a proxy and the authority (if any) under which it is signed or a notarially certified or an office copy of such power or authority must be deposited at the office of the registrars not later than 11.00 a.m., London time (12 noon South African time) on 26 July 2005. Shareholders registered in the United Kingdom section of the register should return the form of proxy to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. Shareholders registered in the South African section of the register, who hold certificated ordinary shares, should return the form of proxy to Computershare Investor Services Limited, SABMiller plc, PO Box 61051, Marshalltown, 2107.

4. Beneficial owners of ordinary shares contained in the South African section of the register ('beneficial owners') who have immobilised their holdings of ordinary shares in the context of STRATE and are holding such shares through a Central Securities Depositary Participant ('CSDP') or broker, who do not wish to attend the meeting in person, should timeously provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker. The enclosed voting instruction form may be used for this purpose. Beneficial owners wishing to attend the meeting in person should timeously contact their CSDP or broker to obtain a letter of representation to enable them to do so. Voting instructions or applications for letters of representation must be submitted to the relevant CSDP or broker within the time period required by the CSDP or broker or as stipulated in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker.

5. A member of CREST may use the CREST electronic proxy appointment service in accordance with the procedures set out in the CREST Manual. CREST personal members, or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s) (a 'VSP'), should refer to their CREST sponsor or VSP, who will be able to take the appropriate action on their behalf.

6. If you submit your form of proxy electronically through CREST, in order for it to be valid, the appropriate CREST message (regardless of whether it relates to the appointment of a proxy or to the amendment to the instruction given to a previously appointed proxy) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by our Registrars, Capita Registrars (ID RA10), by no later than 11.00 a.m. on 26 July 2005. The time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

7. CREST members and, where applicable, their CREST sponsor or VSP should note that CRESTCo does not make available special procedures in CREST for any particular messages and the normal system timings and limitations apply to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a VSP, to procure that his CREST sponsor or VSP takes) such action as shall be necessary to ensure that a message is transmitted by

means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsor or VSP are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

8. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

9. Copies of the contracts of service of directors and the register of interests of directors (and their families) in the share capital of the Company will be available for inspection at the place of the meeting from 10.30 a.m. on the day of the meeting until the conclusion of the meeting.

10. The directors of the Company decided last year that in order to reflect more accurately the views of all members and best practice, all resolutions and substantive decisions at the annual general meeting were to be put to a vote on a poll, rather than being determined simply on a show of hands. SABMiller plc has a large number of members and it is not possible for them all to attend the meeting. In view of this and because voting on resolutions at general meetings of SABMiller plc is regarded as of high importance, putting all resolutions to a vote on a poll takes account of the wishes of those members who are unable to attend the meeting in person, but who have completed a form of proxy or a CREST Proxy Instruction. A vote on a poll also takes into account the number of shares held by each member, which the board believes is a more democratic procedure. This year, all resolutions will again be put to a vote on a poll.

11. Voting at this year's AGM will be undertaken electronically. An electronic voting handset will be distributed before the start of the meeting to all members who attend in person and are eligible to vote. The registrars will identify each member's individual shareholding so that the number of votes that each member has at the meeting will be linked to the number of votes which each member will be able to exercise via the electronic handset. Members who have completed and returned forms of proxy or submitted a CREST proxy instruction will not need to vote using a handset at the meeting unless they wish to change their votes or the way in which their proxy is instructed to vote. If members present at the meeting do wish to change their votes or their instructions to their proxy, they should indicate their wishes to the registrars' representatives who will be present at the meeting.

12. Members attending in person will be invited to operate their handsets to indicate their votes on each resolution as the meeting progresses. Before the vote on each resolution, the Chairman will give instructions to press the button on the handset corresponding with the way in which members may wish to vote – 'for' or 'against' or 'withheld'. When the voting has closed in respect of each resolution, it is envisaged that the Chairman will announce the number and percentage of votes which have been cast for, against or withheld on each resolution at the same time as these numbers are displayed on a screen. These votes will include the number of shares voted by each shareholder present at the meeting together with the number of shares from previously registered forms of proxy or CREST proxy instructions which have been validly received and in respect of which no member has indicated an intention to change their votes.

13. It is anticipated that the results of the polls will be announced to the London Stock Exchange and the JSE Securities Exchange South Africa as soon as practicable following the meeting and will also be published on the Company's website at *http://www.sabmiller.com*

Explanatory notes to resolutions for AGM

Resolution 1 APPROVAL OF THE FINANCIAL STATEMENTS

The directors must present to shareholders at the Annual General Meeting the financial statements for the year ended 31 March 2005 together with the reports of the directors and auditors. These are contained within the Annual Report 2005.

Resolution 2 APPROVAL OF THE DIRECTORS' REMUNERATION REPORT

The board seeks shareholders' approval of the Directors' Remuneration Report 2005, which is included at pages 52 to 61 in the Annual Report 2005 sent with this Notice.

Resolutions 3, 4 and 5 ELECTION AND RE-ELECTION OF DIRECTORS

The Company's articles of association require the directors to submit themselves for re-election at the first opportunity after their appointment and from then on every three years. Accordingly Mr M C Ramaphosa and Mr E A G Mackay, each of whom was last elected or re-elected to the board in July 2002, will retire at the AGM and will offer themselves for re-election. Mr J A Manzoni, who was appointed to the board with effect from 1 August 2004, will offer himself for election at the AGM, in accordance with the Company's articles of association. Biographical details of these directors are set out in Appendix 1 to this Notice. Mr Ning Gaoning was also due to offer himself for re-election at the AGM but, in light of his increased commitments arising from a new appointment, has decided not to offer himself for re-election and will step down from the board with effect from the conclusion of the AGM on 28 July.

The nomination committee has confirmed in its recommendations to the board that, following formal performance evaluation of the directors, the performance of those directors offering themselves for re-election continues to be effective and to demonstrate commitment to the role, including time for board and committee meetings and any other duties.

Resolution 6 APPROVAL OF FINAL DIVIDEND

A final dividend can only be paid after it has been approved by the shareholders. A final dividend of 26 US cents per share in respect of the year ended 31 March 2005 is recommended by the directors for payment to shareholders who are on the register of members at the close of business on 8 July 2005 in South Africa and in the United Kingdom, and, if approved, the date of payment of the final dividend will be 5 August 2005.

Resolution 7 and 8 RE-APPOINTMENT OF AUDITORS AND AUDITORS' REMUNERATION

The auditors of a company must be re-appointed at each general meeting at which accounts are presented. Resolution 7 proposes the re-appointment of the Company's existing auditors, PricewaterhouseCoopers LLP, until the next AGM.

In accordance with current best practice, Resolution 8 is a separate resolution which gives authority to the directors to determine the auditors' remuneration.

Resolutions 9 and 10 GENERAL AUTHORITY TO ALLOT SHARES AND TO DISAPPLY PRE-EMPTION RIGHTS

The board currently has in place, the following authorities granted by Article 12 of the Company's articles of association:

(a) an authority enabling the board to allot, for the purposes of section 80 of the Companies Act 1985 (the 'Act') ordinary shares up to an aggregate nominal value of US$15,007,992 (representing approximately 15 per cent. of the Company's issued ordinary share capital as at 19 May 2004) (the 'Section 80 Authority'); and

(b) an authority disapplying section 89 of the Act to allow the board to allot shares for cash in certain circumstances other than pro rata to all shareholders (the 'Section 89 Authority').

The existing Section 80 Authority and the Section 89 Authority are due to expire on 28 July 2005 (unless previously renewed, varied or revoked by the Company in general meeting). The board decided last year to discontinue the practice of renewing these authorities for a rolling five year period and instead to renew the authorities for a rolling one year period only. Further, the board considers it advantageous to continue to adopt the practice whereby the Section 80 Authority and the Section 89 Authority are renewed each year, giving both authorities an equal duration. Accordingly, the board proposes that both of these authorities are renewed for a further period of one year. The Section 80 Authority proposed in **Resolution 9** as an ordinary resolution will therefore expire at the conclusion of the next AGM or on 28 October 2006, if earlier (unless previously renewed, varied or revoked by the Company in general meeting) and will give authority to the directors to allot relevant securities (as defined in section 80(2) of the Act) up to an aggregate nominal amount of US$5,509,290 which represents approximately 5 per cent. of the Company's issued ordinary share capital (calculated exclusive of any treasury shares) as at 18 May 2005. Although the guidelines issued by investor bodies in the United Kingdom allow for a Section 80 Authority to be sought over a number of shares representing approximately 33 per cent. of a Company's issued share capital, this does not accord with what is now regarded as best practice in South Africa, where a significant number of shareholders are resident. Accordingly, the board determined prior to last year's AGM that it was no longer appropriate to seek this authority up to the maximum aggregate nominal amount of ordinary shares recommended by UK investor bodies. Instead the board determined that an authority over a number of shares representing approximately 15 per cent. of the Company's share capital was more appropriate in striking the balance between the Company's need for financial flexibility and the ability to respond promptly to market conditions and business opportunities on the one hand, and the interests of shareholders, in not having their shareholdings diluted by share issues in which they cannot participate, on the other. This year, following consultation with various South African shareholders and, in light of the increase in the Company's issued ordinary share capital since the date of last year's AGM, the board has determined that the Section 80 Authority should be sought in respect of approximately 5 per cent. of the Company's issued share capital. Therefore, on any occasion that the board believes it necessary to allot a number of relevant securities (as defined in section 80(2) of the Act) for any purpose with an aggregate nominal value which is in excess of US$5,509,290 the directors will seek additional and specific shareholder approval for that allotment. Although the directors have no present intention of exercising the authority which is currently being sought (other than for the purpose of satisfying the entitlements of the holders of share options who may decide to exercise their options during the coming year), it provides the directors with what they believe is an appropriate level of authority for continuing purposes.

As at 6 June 2005, the Company does not own any shares as treasury shares within the meaning of section 162A(3) of the Act. The Company may nevertheless come to hold treasury shares and it may exercise its authorities to deal with them by selling some or all of them for cash or by transferring some or all of the shares for the purposes of the Company's employee share schemes.

Similarly, the Section 89 Authority proposed in **Resolution 10** as a special resolution will expire at the conclusion of the next AGM or 28 October 2006, if earlier or (only in relation to an allotment other than a sale of treasury shares) on any earlier expiry of the Section 80 Authority. **Resolution 10** contains a general disapplication of the statutory pre-emption rights that exist for shareholders under section 89(1) of the Act in respect of issues of shares or other equity securities (including a sale of treasury shares) for cash. The general disapplication would allow directors to allot shares or sell treasury shares for cash having a maximum nominal amount of US$5,509,290, which represents 5 per cent. of the Company's issued ordinary share capital as at 18 May 2005. This amount complies with guidelines issued by investor bodies in the United Kingdom. Whilst the directors have no present intention of exercising this authority, the directors, as in previous years, consider it desirable that they should have the flexibility to act in the best interest of shareholders when appropriate.

Resolution 11 AUTHORITY TO REPURCHASE SHARES

The Company's articles of association contain a provision allowing the directors to purchase the Company's own shares subject to the prior authority of the members having been obtained. In accordance with the board's previous practice, **Resolution 11** will therefore be proposed as a special resolution for the purpose of seeking general authority to effect such purchases within the limits set out.

The directors are of the opinion that it would be advantageous for the Company to be in a position to purchase its own shares through the London Stock Exchange, should market conditions and price justify such action. The proposed authority would enable the Company to purchase up to a maximum of 110,185,798 ordinary shares of US$0.10 each in the capital of the Company (representing 10 per cent. of the issued ordinary share capital of the Company as at 18 May 2005) with a stated upper limit on the price payable which reflects the requirements of the Listing Rules.

The total number of ordinary shares that may be issued on the exercise of outstanding options as at 18 May 2005 is 22,335,768, which represents approximately 2.03 per cent. of the issued share capital (excluding treasury shares) at that date. If the Company were to purchase shares up to the maximum permitted by this resolution, the proportion of ordinary shares subject to outstanding options would represent approximately 2.5 per cent. of the issued share capital (excluding treasury shares) as at 18 May 2005.

Purchases pursuant to the proposed authority would only be made after the most careful consideration, where the directors believed that an increase in earnings or net assets per share would result and where purchases were, in the opinion of the directors, in the best interests of the Company and its shareholders. The directors consider that it is prudent to obtain the proposed authority, although the board does not yet have the intention to prosecute this strategy.

The Act now permits companies to hold in treasury any shares acquired by way of market purchases (as described above), rather than having to cancel them. Treasury shares continue to exist as shares, but are owned by the company itself, and can be sold by the company for cash as an alternative to issuing new shares. Amendments made to the Company's articles of association in 2004 made the necessary changes to the articles of association to deal with treasury shares. Section 162D of the Act permits a company at any time to sell shares from treasury for cash (subject to statutory pre-emption provisions), to transfer shares from treasury for the purposes of an employee share scheme, or to cancel them. Formerly, shares purchased by a company were automatically cancelled. If the Company were to purchase any of its own shares pursuant to the authority conferred by **Resolution 11**, the Company would consider at that time whether to hold those shares as treasury shares or to cancel them. However, the Company would be likely to hold them as treasury shares unless there were some exceptional and unforeseen reasons at the time of purchase which meant that it would not be in the interests of the Company to do so. This would give the Company the ability to sell treasury shares quickly, with the proceeds of the sale (up to the amount which was initially paid for them by the Company) being credited back to the Company's distributable reserves, and would provide the Company with additional flexibility in the management of its capital base. Where considered appropriate, treasury shares may be transferred for the purposes of the Company's employee share schemes rather than through purchasing shares on the open market, as is current practice.

No dividends will be paid on shares whilst held in treasury and no voting rights will be exercised in respect of treasury shares.

Resolution 12 APPROVAL OF RENEWAL OF CONTINGENT PURCHASE CONTRACT

Resolution 12 is a special resolution to approve the terms of a contingent purchase contract (the 'Contingent Purchase Contract') between the Company and SABMiller Jersey Limited, a draft of which will be produced to the AGM and signed for the purposes of identification by the Chairman. The Contingent Purchase Contract must be approved by the shareholders in accordance with section 165 of the Act before it is entered into. It may be entered into within 18 months of receiving shareholder approval but will only be entered into if the Company decides to repurchase the non-voting convertible shares held by Safari Limited, a company incorporated in Jersey which is owned by a charitable trust not connected with the Company ('Safari').

Approval of the Contingent Purchase Contract was previously obtained from shareholders on 8 December 1999, on 30 July 2001, on 31 July 2002, on 30 July 2003 and on 29 July 2004. The 18-month period following the last approval during which the Contingent Purchase Contract may be entered into is due to expire on 29 January 2006, before the date of the next AGM. **Resolution 12** renews that authority for a further 18-month period.

The Contingent Purchase Contract, if entered into, will give the Company the right, but not the obligation, to acquire the shares over which SABMiller Jersey Limited has rights under an amended and restated option agreement dated 27 September 2002 between Safari and SABMiller Finance B.V. which was assigned with effect from 22 July 2003 to SABMiller Jersey Limited, a wholly owned subsidiary of the Company incorporated in Jersey (the 'Option Agreement'), at any time prior to the expiry of the Contingent Purchase Contract (which is 36 months from the last date of execution of the Option Agreement or earlier termination of such agreement). The price payable by the Company to SABMiller Jersey Limited under the Contingent Purchase Contract will be equal to the number of shares to be acquired multiplied by the mid-market price of ordinary shares prevailing at the close of business on the dealing day before a repurchase notice is received by SABMiller Jersey Limited. The Company's exercise of its right in relation to shares under the Contingent Purchase Contract is conditional on it having sufficient distributable reserves out of which to purchase those shares.

If the board should decide to repurchase non-voting convertible shares pursuant to the Contingent Purchase Contract, those shares would be cancelled. The Company would not be able to hold those shares as treasury shares, because the non-voting convertible shares would not be 'qualifying shares' for the purposes of the provisions of the Act which allow shares to be held as treasury shares.

Appendix 1

Short biographies of directors proposed for election and re-election



Non-executive director
John Manzoni (aged 45)
BEng, MEng, MBA
Chief executive, Refining and Marketing, BP plc. Mr. Manzoni joined BP in 1983, and has held various positions in the group including regional president for the eastern United States (2000) and executive vice president and chief executive for Gas Power and Renewables (2001), a post he held until his current appointment in 2002. He was appointed to the BP board in January 2003. He is also a member of the advisory board of the Stanford Graduate School of Business and the Accenture Energy Advisory Board. He joined the board in 2004.

Mr Manzoni is a member of the remuneration committee and the CARAC (Corporate Accountability and Risk Assurance Committee).



Non-executive director
Cyril Ramaphosa (aged 52)
Bproc LLD(hc)
Chairman of Johnnic Holdings, executive chairman of Shanduka Group and holds directorships in Macsteel Holdings, MTN Group Ltd, The Bidvest Group, Standard Bank and Alexander Forbes. Mr Ramaphosa sits on the board of the Nelson Mandela Foundation and the Commonwealth Business Council. He joined the board of The South African Breweries Ltd in 1997 and was appointed to the board of South African Breweries plc upon its listing on the London Stock Exchange in March 1999.

Mr Ramaphosa is a member of the CARAC (Corporate Accountability and Risk Assurance Committee).



Executive director and chief executive
Graham Mackay (aged 55)
BSc (Eng), BCom
Mr Mackay joined The South African Breweries Ltd in 1978 and has held a number of senior positions in the company, including executive chairman of the beer business in South Africa. He was appointed group managing director in 1997 and chief executive of South African Breweries plc upon its listing on the London Stock Exchange in March 1999. The company was renamed SABMiller plc following the Miller Brewing Company transaction in 2002. Mr Mackay is also a non-executive director of Reckitt Benckiser plc.

Mr Mackay is a member of the CARAC (Corporate Accountability and Risk Assurance Committee) and a member of the executive committee.

Biographies of all the directors, together with details of the board committees, determinations of independence and attendance records can be found on pages 46 to 47 of the Annual Report 2005.

Appendix 2

Important notes about the Annual General Meeting

Date
Thursday, 28 July 2005 at 11.00 a.m.

Venue
The Hotel InterContinental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY, England.

Timing
The AGM will start promptly at 11.00 a.m. Shareholders wishing to attend are advised to be in the venue no later than 10.45 a.m. The reception area will be open from 10.00 a.m., from which time refreshments will be served.

Travel information
The outline map on the reverse of these notes indicates the location of the Hotel InterContinental London relative to underground stations. Taxis are usually available from these stations. There is a car park beneath the hotel, available to attendees for a charge. The location of other car parks is indicated on the map.

Admission
Shareholders are asked to register at the registration desk in the Grand Ballroom reception area at the venue. Shareholders and proxies may be required to provide proof of identity. Shareholders who hold their shares in nominee shareholdings should request a letter of representation if they wish to use an electronic handset to register their vote at the meeting. The admission process could take longer without identification.

Shareholders and joint holders are asked to limit themselves to one guest each.

Security
There will be a security check in the Grand Ballroom reception area at the venue. Please try not to bring any large bags or suitcases with you to the AGM, as they will delay admission.

We ask you also not to bring cameras, lap-top computers or tape recorders. Mobile phones should be switched off from admission for the duration of proceedings.

Facilities
The Grand Ballroom has full wheelchair access. If you are hard of hearing and would like access to supportive facilities, or if you have a query about any other disability, please let us know in advance (telephone numbers for queries are given below) so that we can make the appropriate arrangements.

Enquiries and questions
Shareholders who intend to ask a question related to the business of the AGM or on related matters are asked to register their name, address and question at the Question Registration desk. Personnel will be on hand to provide any advice and assistance required.

Questions about the AGM
If you have any questions about the AGM, please telephone (+44) (0)1483 264026 in Woking, (+44) (0)20 7659 0162 in London or (+27) (0)11 407 1762 in Johannesburg.

How to get there



Selfridges
OXFORD STREET
BOND STREET
MARBLE ARCH
NORTH ROW
NEW BOND STREET
HANOVER STREET
OXFORD STREET
BROOK STREET
GROSVENOR SQUARE
UPPER BROOK ST
American Embassy
GROSVENOR STREET
CONDUIT STREET
REGENT STREET
SAVILE ROW
UPPER GROSVENOR ST
MAYFAIR
BRUTON PL
BRUTON ST
NEW BOND STREET
CORK ST
PICCADILLY CIRCUS
PARK LANE
SOUTH AUDLEY STREET
MOUNT STREET
BERKELEY SQUARE
BRUTON LA
OLD BOND STREET
Royal Academy of Arts
Simpsons
HILL STREET
BERKELEY STREET
DOVER STREET
PICCADILLY
Fortnum & Masons
HYDE PARK
CHARLES STREET
STRATTON STREET
BOLTON ST
GREEN PARK
ARLINGTON ST
ST JAMES'S ST
CURZON STREET
HERTFORD ST
Japanese Embassy
Hotel InterContinental London
GREEN PARK
HYDE PARK CNR
KNIGHTSBRIDGE
HYDE PARK CORNER
CONSTITUTION HILL
KNIGHTSBRIDGE
KNIGHTSBRIDGE
GROSVENOR CR
GROSVENOR PLACE
Buckingham Palace
M4
SLOANE ST
Harrods
P

By Underground

The nearest tube stations are Green Park and Hyde Park Corner.

We wish you a pleasant journey and look forward to welcoming you to the Hotel InterContinental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY, England.